      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 1996

                                                    REGISTRATION NO. 333-[     ]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            HAWAIIAN AIRLINES, INC.
             (Exact name of registrant as specified in its charter)
                           --------------------------

            HAWAII                    99-0042880
 (State or other jurisdiction      (I.R.S. Employer
     of incorporation or          Identification No.)
        organization)

                        3375 KOAPAKA STREET, SUITE G-350
                             HONOLULU, HAWAII 96819
                                 (808) 835-3700
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                                BRUCE R. NOBLES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            HAWAIIAN AIRLINES, INC.
                        3375 KOAPAKA STREET, SUITE G-350
                             HONOLULU, HAWAII 96819
                                 (808) 835-3700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

      JOSEPH SALAMUNOVICH, Esq.                   GEORGE D. TUTTLE, Esq.
     Gibson, Dunn & Crutcher LLP             Brobeck, Phleger & Harrison LLP
        333 South Grand Avenue              One Market Plaza, Spear St. Tower
              46th Floor                                23rd Floor
    Los Angeles, California 90071            San Francisco, California 94105

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / / ______________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                                        PROPOSED MAXIMUM
                                                                      PROPOSED MAXIMUM     AGGREGATE
              TITLE OF EACH CLASS OF                  AMOUNT TO BE     OFFERING PRICE       OFFERING         AMOUNT OF
           SECURITIES TO BE REGISTERED                 REGISTERED       PER UNIT (1)       PRICE (1)      REGISTRATION FEE
Class A Common Stock, $.01 par value..............   12,000,000(2)         $3.828         $45,937,500        $15,840.52
Class A Common Stock Subscription Rights..........     9,750,000             NA                NA                NA

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. Because the subscription price to be paid for the shares of Class A Common Stock will equal 70% of the average closing price of the Class A Common Stock during a period to be designated at the time this Registration Statement is declared effective, the proposed maximum offering price per unit provided above has been calculated as 70% of the average of the high and low sale prices of the Class A Common Stock on the American Stock Exchange on May 22, 1996.

(2) Includes shares that may be purchased upon the exercise of Rights and shares that may be issued pursuant to the Investor Offering (as defined in the prospectus that constitutes a part of this Registration Statement).

NA Not applicable.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            HAWAIIAN AIRLINES, INC.
                         CROSS-REFERENCE SHEET SHOWING
                 LOCATION IN PROSPECTUS OF INFORMATION REQUIRED
                         BY ITEMS OF PART I OF FORM S-2

FORM S-2 ITEM AND CAPTION                                                        LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front Cover Page; Available Information;
                                                                   Documents Incorporated by Reference
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; Risk Factors
       4.  Use of Proceeds......................................  Purpose of the Rights Offering and Use of Proceeds --
                                                                   Use of Proceeds
       5.  Determination of Offering Price......................  Purpose of the Rights Offering and Use of Proceeds --
                                                                   Purpose of the Rights Offering
       6.  Dilution.............................................  Not Applicable
       7.  Selling Security Holders.............................  Not Applicable
       8.  Plan of Distribution.................................  The Rights Offering; The Investor Offering; The
                                                                   Financial Advisor
       9.  Description of Securities to be Registered...........  The Rights Offering; Description of Capital Stock
      10.  Interests of Named Experts and Counsel...............  Not Applicable
      11.  Information with respect to the Registrant...........  Risk Factors; Business; Financial Statements; Price
                                                                   Range of Common Stock and Dividend Policy; Selected
                                                                   Historical Financial Data; Management's Discussion
                                                                   and Analysis of Financial Condition and Results of
                                                                   Operations
      12.  Incorporation of Certain Information by Reference....  Documents Incorporated by Reference
      13.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 30, 1996
PROSPECTUS
                               12,000,000 SHARES

                            HAWAIIAN AIRLINES, INC.
                                  COMMON STOCK
                               ------------------

    Hawaiian Airlines, Inc., a Hawaii corporation (the "Company" or "Hawaiian Airlines"), is distributing subscription rights ("Rights") entitling the holder of each Right (a "Holder") to purchase one share of the Company's Common Stock,
par  value $0.01 per share (the "Common Stock"), for  $       (the "Subscription
Price") during a specified period. Of the Rights, approximately 8,150,000 (the "Shareholder Rights") will be distributed to holders of record of shares of the
Common Stock as of the  close of business on                , 1996 (the  "Record
Date"), other than Airline Investors Partnership, L.P. ("AIP"). In addition to the Shareholder Rights, 600,000 Rights (the "Optionholder Rights") will be distributed to holders as of the Record Date of options to purchase Common Stock ("Options") granted under the Company's 1994 Stock Option Plan (the "1994 Stock Option Plan") and 1,000,000 Rights (the "Employee Rights") will be distributed among the employees of the Company as of the Record Date who were also employees at any time during 1995, other than members of senior management (the "Eligible Employees"), PRO RATA based on each Eligible Employee's W-2 earnings from the Company in 1995 relative to the aggregate W-2 earnings paid by the Company to all Eligible Employees in 1995. Shareholders and holders of Options will be entitled to one Right for each share of Common Stock held or subject to an Option on the Record Date. The Employee Rights will also entitle the Holders thereof who exercise their Employee Rights in full to subscribe for the shares of Common Stock underlying Employee Rights that expire without being exercised and up to 1,000,000 of the shares of Common Stock underlying Shareholder Rights that expire without being exercised, subject to proration as described in "The Rights Offering -- Employee Rights" (the "Oversubscription Privilege"). The
Rights will expire at 5:00 p.m., New York  time, on              , 1996,  unless
extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). The Shareholder Rights will be transferable but the Optionholder Rights and the Employee Rights cannot be transferred. The distribution of the Rights and the sale of shares of Common Stock in connection therewith are collectively referred to herein as the "Rights Offering." The shares of Common Stock underlying the Rights are referred to herein as the "Rights Shares." See "The Rights Offering."

    The Company, with the assistance of Jefferies & Company, Inc. ("Jefferies" or the "Financial Advisor"), is currently negotiating the terms of stock purchase agreements (the "Stock Purchase Agreements") with certain institutional investors, high net worth individuals and non-employee directors and senior management of the Company (each an "Investor," and collectively, the "Investors") and expects to enter into Stock Purchase Agreements with such Investors prior to the commencement of the Rights Offering. It is anticipated that the Investors will severally agree to purchase from the Company at the Subscription Price an aggregate of 2,250,000 shares of Common Stock (the
"Committed Shares") and an additional number of shares of Common Stock (the "Standby Shares") equal to the lesser of (i) the number of Rights Shares subject to Rights that expire without being exercised and are not purchased pursuant to
the Oversubscription  Privilege  and (ii)               shares.  The  Investors'
obligation  to  purchase the  Committed Shares  and the  Standby Shares  will be
subject to certain conditions, one of which will be that at least         Rights
Shares be issued pursuant to the exercise of Rights, including Rights Shares issued pursuant to the Oversubscription Privilege (the "Minimum Investor Condition"). The sale of the Committed Shares and the Standby Shares to the Investors, which will close immediately after the completion of the Rights Offering, is referred to herein as the "Investor Offering." See "The Investor Offering."

    Application will be made to list the Rights Shares and the Committed Shares on the American Stock Exchange (the "AMEX") and the Pacific Stock Exchange (the "PSE"). The closing price of a share of Common Stock on the AMEX on May 29, 1996 was $5 5/8. There has been no prior market for the Rights. Application will be made to list the Shareholder Rights on the AMEX and the PSE; however, no assurances can be given that a market for the Shareholder Rights will develop or, if a market develops, that such market will remain available throughout the Rights Offering.

    Funds provided in payment of the Subscription Price will be held by Chemical Mellon Shareholder Services, L.L.C. as the Subscription Agent, until the issuance of the related Rights Shares, which in the case of Shareholder Rights will occur promptly after exercise and in the case of Optionholder Rights and Employee Rights will occur promptly following the Expiration Date. The exercise of Rights is irrevocable once made, and no interest will be paid to Holders exercising their Rights.
                         ------------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 17 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES
         COMMISSION  PASSED UPON THE ACCURACY  OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS  A
                               CRIMINAL OFFENSE.

                                                                                     UNDERWRITER'S FEES
                                                                  SUBSCRIPTION OR           AND             PROCEEDS TO
                                                                   PURCHASE PRICE     COMMISSIONS (1)       COMPANY (2)
Per Share......................................................       $[     ]              N/A               $[     ]
Total (3)......................................................      $[       ]             N/A              $[       ]

(1) Jefferies will receive (i) a capital raising fee equal to 5.5% of the aggregate gross proceeds to the Company from the Investor Offering and any other offering of Common Stock in which Jefferies provides financial advisory services to the Company (a "Subsequent Offering") and which is necessary in order that gross proceeds to the Company from the Rights Offering, the Investor Offering and any Subsequent Offering equal or exceed $25,000,000 and (ii) a fee of 3% of the aggregate gross proceeds to the Company from the exercise by Jefferies of Rights purchased by it. In the event that the total gross proceeds to the Company from the Rights Offering, the Investor Offering and any Subsequent Offering equal or exceed $25,000,000, Jefferies will also receive (x) a financial advisory fee equal to 1.5% of the aggregate gross proceeds to the Company from the Rights Offering, the Investor Offering and any Subsequent Offering and (y) reimbursement by the Company for Jefferies' out-of-pocket expenses, other than its reasonable attorneys' fees and disbursements which the Company has agreed to reimburse regardless of the outcome of its various offerings. Jefferies will pay to the Company 50% of any net proceeds resulting to Jefferies from the sale of Rights Shares received by Jefferies upon the exercise of Shareholder Rights purchased by it. In addition, the Company has agreed to indemnify Jefferies against certain liabilities. See "The Financial Advisor."

(2) Before deduction of fees and expenses payable by the Company (including fees payable to the Financial Advisor) estimated at $2.0 million.

(3) Represents the maximum total subscription and purchase price and total proceeds to the Company. The actual amounts could be less.

                           JEFFERIES & COMPANY, INC.

            , 1996

                    [GRAPHIC DEPICTING THE HAWAIIAN AIRLINES
                                 ROUTE SYSTEM]

    IN CONNECTION WITH THIS OFFERING, JEFFERIES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE RIGHTS AND THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE AND THE PACIFIC STOCK EXCHANGE, IN THE OVER THE COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANYTIME.

                               TABLE OF CONTENTS

                                                     PAGE
                                                   ---------
Available Information............................          3
Documents Incorporated by Reference..............          4
Prospectus Summary...............................          5
Risk Factors.....................................         17
Purpose of the Rights Offering and Use of
 Proceeds........................................         26
The Rights Offering..............................         27
The Investor Offering............................         33
Certain Federal Income Tax Consequences..........         33
Price Range of Common Stock and Dividend
 Policy..........................................         36
Capitalization...................................         37
Selected Historical Financial Information........         39

                                                     PAGE
                                                   ---------
Management's Discussion and Analysis of Financial
 Condition and Results of Operations.............         42
Business.........................................         57
Management.......................................         76
Certain Relationships and Related Transactions...         78
Principal Shareholders...........................         80
Description of Capital Stock.....................         82
The Financial Advisor............................         86
Legal Matters....................................         87
Experts..........................................         87
Index to Financial Statements....................        F-1

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Rights and the shares of Common Stock subject to the Rights Offering and the Investor Offering. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration
Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, or incorporated by reference therein, for a more complete description of the matters involved and each such statement shall be deemed qualified in all respects by such reference. Such additional information may be obtained from the Commission's principal office in Washington, D.C.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Commission. The Registration Statement and the exhibits thereto, as well as such reports and other information, filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at 75 Park Place, 14th Floor, New York, New York 10007 and Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, 14th Floor, New York, New York 10006, or the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated herein by reference:

    (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1995, dated April 1, 1996, as amended by the Company's Annual Report on Form 10-K/A (Amendment No. 1) dated April 17, 1996, as amended by the Company's Annual Report on Form 10-K/A (Amendment No. 2) dated May 1, 1996.

    (ii) The Company's Quarterly Report on Form 10-Q, dated May 15, 1996, for the quarter ended
March 31, 1996;

   (iii) The Company's Current Report on Form 8-K dated January 10, 1996 (date of event January 10, 1996);

   (iv) The Company's Current Report on Form 8-K dated January 15, 1996 (date of event January 15, 1996);

    (v) The Company's Current Report on Form 8-K dated January 18, 1996 (date of event January 18, 1996);

   (vi) The Company's Current Report on Form 8-K dated January 30, 1996 (date of event January 30, 1996);

   (vii) The Company's Current Report on Form 8-K dated January 31, 1996 (date of event January 31, 1996);

  (viii) The Company's Current Report on Form 8-K dated February 2, 1996 (date of event February 2, 1996).

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the Investor Offering, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of the filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference into this Prospectus that are not delivered herewith, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Investor Relations, Hawaiian Airlines, Inc., 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819; telephone number
(808) 835-3700.

                               PROSPECTUS SUMMARY

    THE  FOLLOWING MATERIAL IS QUALIFIED IN  ITS ENTIRETY BY THE INFORMATION AND
THE  FINANCIAL  STATEMENTS   AND  NOTES  THERETO   APPEARING  ELSEWHERE  IN   OR
INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

    CERTAIN  STATEMENTS CONTAINED  IN THIS  PROSPECTUS THAT  ARE NOT  RELATED TO
HISTORICAL RESULTS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON ASSUMPTIONS AS TO FUTURE EVENTS THAT MAY NOT PROVE TO BE ACCURATE AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

    REFERENCES HEREIN TO THE "PREDECESSOR COMPANY" REFER TO HAWAIIAN AIRLINES AS IT EXISTED PRIOR TO SEPTEMBER 12, 1994, THE DATE IT EMERGED FROM BANKRUPTCY, AND REFERENCES HEREIN TO THE "REORGANIZED COMPANY" REFER TO HAWAIIAN AIRLINES AS IT EXISTED ON AND AFTER SEPTEMBER 12, 1994.

    THIS PROSPECTUS GIVES EFFECT TO (I) THE AMENDMENT OF THE COMPANY'S AMENDED ARTICLES OF INCORPORATION TO (X) ELIMINATE THE COMPANY'S CLASS B COMMON STOCK, NONE OF WHICH IS OUTSTANDING, AND (Y) DESIGNATE THE COMPANY'S CLASS A COMMON STOCK AS "COMMON STOCK," AND (II) THE APPROVAL BY THE COMPANY'S SHAREHOLDERS OF THE 1996 STOCK INCENTIVE PLAN (THE "1996 STOCK INCENTIVE PLAN"), ALL OF WHICH WILL BE VOTED UPON AT THE 1996 ANNUAL MEETING OF THE COMPANY'S SHAREHOLDERS, SCHEDULED TO BE HELD ON JUNE 6, 1996. THIS PROSPECTUS ALSO GIVES EFFECT TO THE MERGER OF THE HAWAIIAN AIRLINES, INC. EMPLOYEE STOCK PLAN INTO THE HAWAIIAN AIRLINES, INC. 401(K) PLAN FOR FLIGHT ATTENDANTS AND THE HAWAIIAN AIRLINES, INC. 401(K) SAVINGS PLAN, WHICH IS EXPECTED TO OCCUR PRIOR TO THE COMMENCEMENT OF THE RIGHTS OFFERING. DISCUSSION IN THIS PROSPECTUS OF THE PROCEEDS FROM THE RIGHTS OFFERING AND INVESTOR OFFERING ASSUMES A SUBSCRIPTION PRICE OF $2.92. THE ACTUAL SUBSCRIPTION PRICE WILL BE ESTABLISHED PRIOR TO THE COMMENCEMENT OF THE RIGHTS OFFERING (SEE "PURPOSE OF THE RIGHTS OFFERING AND USE OF PROCEEDS").

                                  THE COMPANY

    Hawaiian Airlines is the largest airline headquartered in Hawaii, based on operating revenues of $346.9 million for 1995. The Company is engaged primarily in the scheduled transportation of passengers, cargo and mail over a route system that services the six major islands of the State of Hawaii ("Interisland") and Las Vegas and four key U.S. West Coast gateway cities, Los Angeles, San Francisco, Seattle and Portland ("Transpac"). In addition, Hawaiian Airlines provides the only direct service from Hawaii to Pago Pago, American Samoa and Papeete, Tahiti ("Southpac"). The Company also provides charter service from Honolulu to Las Vegas ("Charter"). Hawaiian Airlines (i) is one of two dominant Interisland air carriers in Hawaii, (ii) is the third largest air carrier between the U.S. mainland and Hawaii based on 3.17 billion scheduled revenue passenger miles ("RPMs") in 1995, (iii) has one of the highest load factors in the United States with an overall scheduled load factor of 74.8% in 1995 and (iv) has, management believes, one of the lowest cost structures in the industry. Furthermore, Hawaiian Airlines has been rated one of the ten best airlines in the U.S. for five consecutive years in a national travel magazine reader's poll on the basis of scheduling, punctuality, cabin comfort/service, food and baggage handling. The Company operates a fleet of 13 DC-9-50 aircraft and eight DC-10-10 aircraft (a ninth DC-10-10 aircraft is being used on a temporary basis to permit the scheduled overhaul of six of the other DC-10s during 1996).

    The Company was incorporated in January 1929 under the laws of the Territory of Hawaii. The Common Stock trades on the AMEX and the PSE under the symbol "HA." The closing price of the Common Stock on the AMEX on May 29, 1996 was $5 5/8. The Company's principal offices are located at 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii, 96819 and its telephone number is (808) 835-3700.

                            STRATEGIC REPOSITIONING

    In late 1989, the Company was the subject of a leveraged acquisition by an investor group. Due to a number of factors, including the Gulf War, a significant economic recession and a major natural disaster (Hurricane Iniki), the Company experienced severe financial difficulties during the early 1990's. Over the past three years, a new management team has conducted a strategic repositioning of Hawaiian Airlines designed to improve its overall operating and financial performance. The primary objectives of this repositioning have been to
(i) control and reduce operating costs, (ii) restructure the Company's balance sheet and obtain additional liquidity through a recapitalization, and (iii) enhance the Company's operating revenues through strategic alliances and certain other opportunities. Management believes that the strategic repositioning has significantly improved the Company's operations, balance sheet and financial performance by reducing aircraft and labor costs and providing additional liquidity. Moreover, this repositioning has allowed the Company to eliminate its historical dependence on ticket discounting to generate capital, and has allowed management to focus on the pursuit and implementation of its long-term operating strategy and the identification and pursuit of potential growth opportunities.

COST REDUCTION PROGRAMS

    As part of its strategic repositioning, the Company has effected a number of significant changes that have contributed to Hawaiian Airlines having, management believes, one of the lowest operating costs per total available seat mile ("CTASM") in the industry. Total available seat miles ("TASM") represents the number of seats available for scheduled and charter service multiplied by the number of miles those seats are flown.

    REDUCED AIRCRAFT EXPENSE. In September 1994, the Company completed the reconfiguration of its aircraft fleet by phasing out its DC-8, DHC-7 and L-1011 aircraft and leasing from American Airlines, Inc. ("American") lower cost and more efficient used DC-10 aircraft for its Transpac, Southpac and Charter operations. Furthermore, in conjunction with the January 1996 $20 million equity infusion from AIP discussed below (the "AIP Investment"), the Company's long-term lease agreement with American pursuant to which the Company leases six of its DC-10 aircraft (the "Aircraft Lease Agreement") was amended to further reduce costs. Under the Aircraft Lease Agreement, American maintains the Company's entire DC-10 fleet (consisting of the six aircraft leased under the Aircraft Lease Agreement and three additional aircraft leased from American, two of which are leased on a short-term basis) on a fixed rate per flight hour basis. Although the Company incurred significant non-recurring expenses in 1994 due to the reconfiguration of its aircraft fleet, the Company estimates that, as a result of the transition to DC-10 aircraft and the amendment to the Aircraft Lease Agreement, cash outlays for aircraft rent, fuel, maintenance and capitalized overhaul and spare parts from 1996 to 2000 will average approximately $15.5 million per year less than would have been the case if the Company had retained its old fleet, based on miles flown in 1995.

    LABOR CONCESSIONS. Over the past several years the Company has also obtained important concessions under the collective bargaining agreements with its employees. In September 1993, the Company reached agreement with all employee groups for revised labor agreements which resulted in cash savings of approximately $10 million in 1994 and $10 million in 1995 and which, along with other productivity improvement initiatives, are estimated to result in further cash savings through 1999. Additional modifications to the labor agreements were completed in conjunction with the AIP Investment in January 1996, which modifications are estimated to result in cash operating expenses, before profit sharing costs, for 1996, 1997, 1998 and 1999 being approximately $3.6 million, $7.6 million, $8.0 million and $5.5 million less, respectively, than would otherwise be the case, based on the Company's flight schedule as of June 1996. In addition, the amendable dates of all of the Company's collective bargaining agreements have been extended from February 1997 to February 2000.

    As a result of these and other cost reduction efforts, the Company has lowered its CTASM from $0.085 for the year ended December 31, 1993 to $0.075 for the year ended December 31, 1995.

RECAPITALIZATION

    In response to the financial difficulties experienced by the Company in the early 1990s, Hawaiian Airlines voluntarily commenced a Chapter 11 bankruptcy reorganization in September 1993. Pursuant to a consolidated Plan of Reorganization dated September 21, 1993 and subsequently amended (the "Plan of Reorganization"), the Company emerged from bankruptcy on September 12, 1994. While the Plan of Reorganization allowed the Company to convert approximately $205 million in unsecured obligations into equity and institute a number of cost savings measures, including the significant restructuring and simplification of its fleet of aircraft, Hawaiian Airlines emerged from bankruptcy with limited liquidity. To address its on-going liquidity needs, during 1995 the Company developed a plan to (i) secure an equity infusion from a private capital source,
(ii) restructure and improve its relationship with American and (iii) effect a rights offering to its existing shareholders to provide further liquidity and strength to its balance sheet.

    RESTRUCTURING THE BALANCE SHEET AND OBTAINING ADDITIONAL LIQUIDITY. On January 31, 1996 the Company achieved the first two of its liquidity enhancement objectives through the completion of the AIP Investment, which consisted of AIP's purchase of 18,181,818 shares of Common Stock (which represented 69% of the outstanding Common Stock on May 17, 1996) for $20 million in cash, and the amendment of the Aircraft Lease Agreement. This amendment accomplished a number of objectives including the settling of certain lease and maintenance obligations under the Aircraft Lease Agreement that became delinquent in December 1994 and during the first quarter of 1995 and were then deferred by American. These obligations were satisfied through the delivery of a six year $10.25 million promissory note to American (the "American Note"). In addition, American released a $2 million security deposit that was posted at the commencement of the Aircraft Lease Agreement. In connection with these arrangements with American, the Company issued to American's parent company, AMR Corporation ("AMR"), warrants to purchase up to 1,897,946 shares of Common Stock at $1.10 per share (the "AMR Warrants"). Half of the AMR Warrants are immediately exercisable, but the balance will only be exercisable if American and the Company enter into a code sharing agreement by January 1, 1997 regarding the placement of the two letter flight designator code for American's flights on the Company's Interisland flights. The purchase by Investors of Committed Shares and Standby Shares may give rise to an increase in the number of AMR Warrants and a decrease in the exercise price thereof pursuant to the anti-dilution provision of the AMR Warrants, although the magnitude of these adjustments can not be determined until after the Investor Offering is completed.

    THE RIGHTS OFFERING. In recognition of the substantial dilutive effect of the AIP Investment on the existing shareholders of the Company, AIP agreed to use its best efforts to cause the Company, after completion of the AIP Investment, to make a rights offering to the Company's shareholders other than AIP. In addition to reducing the dilutive effect of the AIP Investment on the other shareholders, the Rights Offering is intended to achieve the Company's third liquidity enhancement objective by improving its working capital position with the net proceeds of the Rights Offering.

ENHANCE OPERATING REVENUES

    STRATEGIC ALLIANCES. The Company's relationship with American is a key element in its operating strategy. In addition to the leasing and maintenance services of its DC-10 aircraft, the Company is a participating carrier in American's AAdvantager-Registered Trademark- frequent flyer program, which allows travelers on Hawaiian Airlines to accrue mileage in the AAdvantager-Registered Trademark- program. Moreover, the more than 32 million AAdvantager-Registered Trademark- members may redeem their program miles for travel on Hawaiian Airlines' flights. The Company also participates in SABRE-Registered Trademark-, American's computerized reservations system, which is used by more than 20 major travel providers in 70 countries. The Company, working with FlyAAway-Registered Trademark- Vacations, the tour operations unit of American, develops, markets and manages a line of package tours to all six major Hawaiian islands. FlyAAway-Registered Trademark- Vacations is the world's largest airline-owned tour operator.

    On May 22, 1996, the Company entered into a cooperative marketing agreement with Northwest Airlines, Inc. ("Northwest"), which provides for extensive marketing cooperation, including a code sharing arrangement, coordinated airport customer service and frequent flyer program cooperation. Under the code sharing arrangement, a Northwest flight code will appear in travel agent computers on many of Hawaiian Airlines' flights between Honolulu and several of the other destinations in the Hawaiian islands. Northwest will coordinate its flight schedules to Honolulu to provide convenient connections to the Company's Interisland flights.

    The Company also signed a memorandum of understanding with Mahalo Air, Inc. ("Mahalo") in May 1996, pursuant to which the Company expects to be able to put is flight code on Mahalo's five daily flights between Honolulu and Molokai starting July 1, 1996. This would enable the Company to offer an expanded flight schedule to Molokai without incurring expansion costs. The memorandum of understanding also contemplates that the Company will provide certain airport services to Mahalo. These arrangements are subject to the Company and Mahalo reaching agreement on the terms of a definitive contract and no assurance can be given that the parties will be able to agree on such terms.

    REORGANIZED ROUTE STRUCTURE. Over the past three years, the Company has adjusted its schedules between Honolulu and Los Angeles, San Francisco, Las Vegas and American Samoa to maximize capacity and passenger load. In addition, the Company has added non-stop service between Portland, Oregon and Honolulu. In the Interisland market, the Company introduced its "Island Shuttle" service (the "Island Shuttle") on August 1, 1993, with departures between Honolulu and Maui every half hour and between Honolulu and Kauai every hour.

    IMPROVED CUSTOMER SERVICE. The Company also continues to concentrate on customer service, which it believes will have a positive effect on market share. In recent years, the Company has achieved a number of significant operating improvements, particularly with regard to on-time performance and reliability and customer satisfaction.

LONG-TERM STRATEGY AND POTENTIAL GROWTH

    Hawaiian Airlines is committed to becoming the first air carrier of choice for travel to, from and among the Hawaiian Islands. The Company's strategy for achieving this objective is based upon the following:

(i) INTERISLAND. Return the Company to its historic role as the leading Interisland air carrier through (a) maintaining and improving its low cost structure, (b) expanding its capacity and scheduling, particularly through the Island Shuttle concept, and (c) forming strategic marketing agreements with other air carriers, including the use of code sharing arrangements and frequent flyer programs.

(ii) TRANSPAC. Expand its role as one of the major air carriers from its key West Coast gateway cities through (a) maintaining and improving its position as a low-cost scheduled carrier, (b) forming strategic marketing agreements with other air carriers, including the use of code sharing arrangements and frequent flyer programs, and (c) capitalizing on the unique "Hawaiian Experience" provided by Hawaiian Airlines.

(iii)  NICHE MARKETS.   Dominate the  local Hawaii  market to Las  Vegas in both
    scheduled flights and charter service through maintaining and increasing its scheduled and charter service.

(iv) SOUTHPAC.  Maintain its dominant position in the Southpac market.

    The Company also believes that it may have opportunities for continued growth through (i) initiating direct service from its key West Coast gateway cities to neighboring Hawaiian islands not currently served by the Company from the West Coast, (ii) carrying passengers originating from other U.S. western and southwestern cities through code sharing arrangements with regional mainland carriers, (iii) carrying more passengers originating from Pacific Rim countries such as Japan, South Korea and China by developing new or expanded relationships with carriers based in Asia, (iv) securing joint marketing and strategic code sharing relationships with other major and regional air carriers, (v) increasing the utilization of the Company's existing assets by providing ground handling and/or other services for other air carriers in Hawaii, (vi) capitalizing on the increased business travel to Hawaii expected to result from the new Hawaii Convention Center anticipated to open in Spring 1998, and (vii) increasing the scope of its advertising strategy through cooperative marketing programs with other Hawaii travel industry participants. However, no assurance can be given that the Company will be able to effectively exploit any of the foregoing strategies or opportunities.

                     RECENT OPERATING AND FINANCIAL RESULTS

    As a result of its strategic repositioning, the Company's operating and financial results improved substantially during the first quarter of 1996, which has historically been the Company's weakest operating season. Hawaiian Airlines recorded an operating profit of $396,000 during the first quarter of 1996, the first such profit recorded in its first quarter since 1987. The positive operating results represent the fourth consecutive quarter of operating profit recorded by the Company.

    Operating revenues increased 24.6% during the first quarter of 1996 to $94.1 million, as compared to $75.5 million during the same quarter in 1995. Operating income (loss) improved from a loss of $7.4 million for the first quarter of 1995 to income of $396,000 during the first quarter of 1996. Net loss also improved from a loss of $8.3 million to a loss of $582,000 during the respective periods. Available seat miles ("ASMs") and RPMs increased from 940 million and 680 million, respectively, during the first quarter of 1995 to 1.11 billion and 810 million, respectively, during the first quarter of 1996. Overall load factors during the same periods were 72.4% and 72.8%, respectively. The Company's CTASM for the first quarter of 1996 improved to $0.075 from a CTASM of $0.082 during the first quarter of 1995.

    The operating and net results for the first quarter of 1996 include nonrecurring, noncash charges to earnings of $964,000, which were incurred primarily in connection with the consummation of the AIP Investment. Excluding the effect of these non-recurring charges, operating income for the quarter would have been $1.4 million and net income for the quarter would have been $382,000.

               PURPOSE OF THE RIGHTS OFFERING AND USE OF PROCEEDS

    The price paid by AIP for its shares of Common Stock in the AIP Investment represented a substantial discount from the market price of the Common Stock at the time that AIP made its offer to the Company. In recognition of the substantial dilutive effect of the AIP Investment on the existing shareholders of the Company, the investment agreement with AIP contained a provision in which AIP agreed to use its best efforts to cause the Company, after the completion of the AIP Investment, to make a rights offering to the Company's shareholders (other than AIP) that would permit the shareholders to acquire shares of Common Stock at a discount to the market price. In this way, the shareholders of the Company, other than AIP, would have the opportunity to reduce the dilutive effect of the AIP Investment on their equity investment in the Company.

    In addition, the Rights Offering and the Investor Offering are intended to raise a minimum of $25 million of gross proceeds as part of the Company's on-going efforts to improve its liquidity. In establishing the size of the Investor Offering, the Board of Directors consulted with the Financial Advisor and management, and considered the Company's need for additional capital.

    The Subscription Price will be established by the Board of Directors prior to the commencement of the Rights Offering and will be equal to the greater of
(i) 70% of the average closing price of the Common Stock on the AMEX for a period to be designated by the Board prior to the commencement of the Rights Offering or (ii) $1.10.

    If the Rights Offering and the Investor Offering are consummated, the gross proceeds to the Company from the Rights Offering and the Investor Offering would be approximately $35 million before payment of related fees and expenses estimated to be $2.0 million. If the Investor Offering is not consummated because the Minimum Investor Condition is not satisfied, the gross proceeds from the Rights Offering would be less than $15 million and the related fees and expenses would be reduced to an estimated $1.1 million. Management expects that the net proceeds will be used to improve the Company's working capital position. If the Company determines in the future that it is advantageous to prepay a portion of its long-term debt prior to maturity, part of the net proceeds from the Rights Offering and the Investor Offering could be used to fund such prepayment.
Pending such uses, the net proceeds will be invested in short-term, interest-bearing securities.

                              THE RIGHTS OFFERING

Shareholder Rights...........  Shareholders  other than AIP will receive one Right for each share of Common Stock held on the Record Date. An  aggregate
                               of   approximately  8,150,000  Shareholder  Rights  will  be
                               distributed.  Holders  are  entitled  to  purchase  at   the
                               Subscription  Price  one  share  of  Common  Stock  for each
                               Shareholder Right  exercised.  The Shareholder  Rights  will expire  on the Expiration Date.  The Shareholder Rights will be transferable.

Optionholder Rights..........  Holders of Options will receive one Right for each share  of
                               Common  Stock subject  to an Option  on the  Record Date. An
                               aggregate   of   600,000   Optionholder   Rights   will   be
                               distributed.   Holders  are  entitled  to  purchase  at  the
                               Subscription Price  one  share  of  Common  Stock  for  each
                               Optionholder  Right exercised. The  Optionholder Rights will expire on the Expiration Date. The Optionholder Rights  will not be transferable.

Employee Rights..............  The  Eligible Employees (I.E., all employees of the Company, other than members of  senior management, who were  employed at any time during 1995 and on the Record Date) will receive an  aggregate of 1,000,000 Rights.  The Employee Rights will be distributed among the  Eligible Employees pro rata  based on each Eligible Employee's W-2 earnings from the Company in
                               1995  relative  to the  aggregate W-2  earnings paid  by the
                               Company to  all  Eligible  Employees in  1995.  Holders  are
                               entitled  to purchase at the Subscription Price one share of
                               Common Stock for each Employee Right exercised. The Employee
                               Rights will  expire on  the  Expiration Date.  The  Employee
                               Rights will not be transferable.

                               The Employee Rights will also entitle the Holders thereof to the  Oversubscription  Privilege,  pursuant  to  which  such
                               Holders who exercise their Employee Rights in full will also be able  to  subscribe  for  the  Rights  Shares  underlying
                               Employee  Rights that expire without  being exercised and up to 1,000,000  of the  Rights Shares  underlying  Shareholder
                               Rights   that   expire  without   being  exercised.   If  an
                               insufficient number of Rights Shares is available to satisfy all exercises of  the Oversubscription  Privilege, then  the available  Rights Shares will be  prorated among Holders who exercise  the  Oversubscription  Privilege  based  upon  the respective  number of  Employee Rights of  such Holders. Any funds received by the  Subscription Agent from Holders  with respect  to  the  Oversubscription  Privilege  that  are not applied to the  purchase of Rights  Shares due to  proration will  be returned  by mail  as soon  as practicable, without interest.

Subscription Price...........  $     per Rights Share.

Record Date..................  , 1996.

Transferability of Rights....  The Shareholder Rights will be transferable and are expected to be listed for trading on  the AMEX and the PSE until  the close  of  business on  the last  trading  day prior  to the
                               Expiration Date. The  Optionholder Rights  and the  Employee
                               Rights will not be transferable.

                               The  Subscription  Agent will  endeavor to  sell Shareholder
                               Rights for Holders who have so requested and have  delivered one  or  more  subscription  certificate(s)  evidencing such
                               Rights, with  the  instruction  for  sale  included  thereon properly  executed, to the Subscription Agent by 11:00 a.m.,
                               New York  time,  by the  fifth  business day  prior  to  the
                               Expiration  Date. If less than  all sales orders received by the Subscription Agent can be filled, sales proceeds will be
                               prorated  among  the  Holders  based  upon  the  number   of
                               Shareholder  Rights  each  has  instructed  the Subscription
                               Agent to  sell  during  such period,  irrespective  of  when during  such  period the  instructions  are received  by the
                               Subscription Agent.

                               There can be no assurance  that the Subscription Agent  will be able to sell any Shareholder Rights for Holders, that any market for Shareholder Rights will develop or that if such a market develops how long it will continue.

Expiration Date..............  5:00 p.m., New York time, on         , 1996, unless extended
                               by  the  Company  from  time  to  time,  provided  that  the
                               Expiration Date shall  not be later  than            ,  1996
                               unless  the Board  of Directors  determines that  a material event has  occurred that  necessitates one  or more  further extensions  of  the  Expiration  Date  in  order  to  permit adequate disclosure  to  Holders of  information  concerning such event.

Conditions to Exercise of
 Optionholder Rights and
 Employee Rights.............  The  Holder of  an Optionholder  Right or  an Employee Right
                               will only be able to exercise such Right if such Holder  (i)
                               is an employee of the Company as of the Expiration Date (or, in  the case of a Holder whose Options were received from an employee of the Company, such employee is still employed  by the  Company as of the Expiration  Date), (ii) agrees not to sell the underlying  Rights Share during  the 90-day  period immediately  following the Expiration Date and (iii) pays to
                               the  Company,  on  or   before  the  Expiration  Date,   the
                               Withholding  Amount (as  defined in  "Payment of Withholding
                               Amount Relating to Optionholder Rights and Employee  Rights"
                               below).  Any  such Holder  who  exercises a  Right  shall be deemed to  have  agreed  to the  90-day  resale  restriction described above.

Procedure for Exercising
 Rights......................  Rights   may  be   exercised  by   properly  completing  the
                               certificate  evidencing   such   Rights   (a   "Subscription
                               Certificate")  and forwarding  such Subscription Certificate to the  Subscription  Agent  (or  following  the  Guaranteed
                               Delivery  Procedures, referred to below)  on or prior to the
                               Expiration Date,  together  with  payment  in  full  of  the
                               Subscription  Price with respect to such Rights. If the mail
                               is  used  to  forward   Subscription  Certificates,  it   is
                               recommended  that  insured,  registered  mail  be  used. The exercise of a Right may not  be revoked or amended. If  time does  not  permit  a  Holder  of  a  Right  to  deliver  its
                               Subscription Certificate  to the  Subscription Agent  on  or
                               before  the Expiration Date, such  Holder should make use of the Guaranteed  Delivery  Procedures  described  under  "The
                               Rights Offering -- Exercise of Rights."
                               THE  EXERCISE OF RIGHTS IS IRREVOCABLE ONCE MADE, AND RIGHTS
                               SHARES RELATING TO OPTIONHOLDER  RIGHTS AND EMPLOYEE  RIGHTS
                               WILL  NOT  BE ISSUED  UNTIL  AFTER THE  EXPIRATION  DATE. NO
                               INTEREST WILL BE PAID ON  THE MONEY DELIVERED IN PAYMENT  OF
                               THE SUBSCRIPTION PRICE.
                               If  paying by  uncertified personal check,  please note that the funds paid thereby may take at least five business  days
                               to   clear.  Accordingly,  Holders  who   wish  to  pay  the
                               Subscription Price by  means of  uncertified personal  check are  urged to  make payment  sufficiently in  advance of the
                               Expiration Date to ensure that such payment is received  and clears  by such  date and are  urged to  consider payment by means of certified or cashier's  check, money order or  wire transfer of funds.
                               A  Right may not be exercised  in part and fractional Rights
                               Shares will not be issued.
Payment of Withholding Amount
 Relating to Optionholder
 Rights and Employee
 Rights......................  Holders of  Optionholder  Rights  and  Employee  Rights  who
                               exercise  those  Rights  generally  will  recognize ordinary income on the Expiration Date  equal to the excess, if  any, of  the fair market value of the underlying Rights Shares on that date over the Subscription  Price. This amount will  be subject  to  applicable  withholding.  See  "Certain Federal
                               Income Tax Consequences -- Optionholder Rights and  Employee
                               Rights."
                               As  a condition  to the  exercise of  Optionholder Rights or
                               Employee Rights, the Holder thereof must pay to the  Company
                               the   "Withholding   Amount,"  which   will  equal   (i)  0.
                               multiplied by (ii) $     multiplied  by (iii) the number  of
                               Rights  Shares being  subscribed for  (including pursuant to the  Oversubscription  Privilege).  To  the  extent  that  a
                               Holder's  Oversubscription Privilege is not fulfilled due to proration, the related Withholding  Amount will be  returned by mail as soon as practicable, without interest.

                               THE WITHHOLDING AMOUNT MUST BE RECEIVED BY THE COMPANY ON OR
                               BEFORE  THE EXPIRATION DATE. FAILURE OF  A HOLDER TO PAY THE
                               FULL WITHHOLDING AMOUNT  IN A  TIMELY MANNER  WILL VOID  THE
                               EXERCISE  OF THE RIGHTS BEING EXERCISED AND THE SUBSCRIPTION
                               PRICE WILL BE RETURNED TO THE HOLDER, WITHOUT INTEREST.
Rights Held by Company
 Plans.......................  The Shareholder  Rights  distributed  with  respect  to  the
                               Common  Stock owned  by the  Hawaiian Airlines,  Inc. 401(k)
                               Plan for  Flight  Attendants, the  Hawaiian  Airlines,  Inc.
                               401(k)  Savings Plan or the  Hawaiian Airlines, Inc. Pilots'
                               401(k)  Plan,  will   be  allocated  to   the  accounts   of
                               participants  in the plans. Each  plan participant will then have the right  to instruct the  plan trustee regarding  the
                               sale   or  exercise   of  the   Rights  allocated   to  such
                               participant's account. Such instruction must be received  by the  plan trustee no later than 5:00 p.m., New York time, on
                                       , 1996 (or  such later  date as shall  be the  sixth
                               business  day  preceding the  Expiration Date),  after which time the plan trustee will use its best efforts to sell  any
                               Rights  as  to  which  timely  instructions  have  not  been received.
Persons Holding Shares, or
 Wishing to Exercise Rights,
 Through Others..............  Persons  holding  shares  of  Common  Stock,  and  receiving
                               Shareholder   Rights  distributable  with  respect  thereto,
                               through a broker, dealer, commercial bank, trust company  or other  nominee, as well as  persons holding certificates for
                               Common Stock  personally  who  would  prefer  to  have  such institutions effect transactions relating to the Shareholder
                               Rights  on  their  behalf,  should  contact  the appropriate
                               institution  or  nominee  and  request  it  to  effect   the
                               transactions for them.
Issuance of Common Stock.....  Certificates   representing  Rights   Shares  issuable  upon
                               exercise of  Shareholder Rights  will  be delivered  to  the
                               Holder  of  such Rights  as soon  as practicable  after such
                               Rights  are  validly  exercised.  Certificates  representing
                               Rights  Shares issuable upon exercise of Optionholder Rights
                               or  Employee  Rights   (including  Rights  Shares   issuable
                               pursuant   to  the   Oversubscription  Privilege)   will  be
                               delivered as soon as practicable after the Expiration  Date.
                               Funds  delivered to the  Subscription Agent will  be held in escrow by the Subscription Agent  until the issuance of  the related  Rights Shares. No interest  will be paid to Holders on funds  held  by  the  Subscription  Agent  regardless  of whether  such funds are applied to the Subscription Price or returned to the Holders.
Subscription Agent...........  Chemical Mellon Shareholder Services, L.L.C.
Information Agent............  Any questions regarding the  Rights Offering, including  the procedure for exercising Rights, and requests for additional copies  of this Prospectus,  the Subscription Certificate or the notice  of guaranteed  delivery  should be  directed  to
                               Chemical    Mellon   Shareholder   Services,   L.L.C.   (the
                               "Information Agent") at (800)    -    .
Financial Advisor............  Jefferies & Company, Inc.
AMEX and PSE Common Stock
 Symbol......................  HA.

AMEX and PSE Shareholder
 Rights Symbol...............  HA.rt.
Maximum Shares of Common
 Stock Outstanding after the
 Rights Offering and the
 Investor Offering...........  Approximately 38,285,000 shares (1)

    For more information regarding the Rights Offering, including the procedure for exercising Rights, see "The Rights Offering."

                             THE INVESTOR OFFERING

    The Company, with the assistance of the Financial Advisor, is currently negotiating the terms of Stock Purchase Agreements with the Investors (who are certain institutional investors, high net worth individuals and non-employee directors and members of senior management of the Company) and expects to enter into Stock Purchase Agreements with such Investors prior to the commencement of the Rights Offering. It is anticipated that the Investors will severally agree, subject to certain conditions, to purchase from the Company at the Subscription Price the 2,250,000 Committed Shares and the Standby Shares. The number of Standby Shares will equal the lesser of (i) the number of Rights Shares subject to Rights that expire without being exercised and are not purchased pursuant to the Oversubscription Privilege and (ii) shares. The Investor Offering will close immediately after the completion of the Rights Offering. Among the conditions to the Investors' obligation to purchase the Committed Shares and the Standby Shares will be the Minimum Investor Condition (I.E., the requirement that at least Rights Shares be issued pursuant to the exercise of Rights (including Rights Shares issued pursuant to the Oversubscription Privilege)), which is the number of Rights Shares that will result in receipt of $15 million of gross proceeds by the Company. See "The Investor Offering."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    See "Certain Federal Income Tax Consequences" for a discussion of certain tax consequences that should be considered in connection with the Rights Offering.

                                  RISK FACTORS

    The purchase of Rights and the purchase of Common Stock in the Rights Offering and the Investor Offering involve investment risks relating to the Company, to the airline industry in general and to the Rights Offering. Investors are urged to read and consider carefully the information set forth under the heading "Risk Factors."

    NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE FINANCIAL ADVISOR MAKES ANY RECOMMENDATION TO HOLDERS WITH RESPECT TO WHETHER A HOLDER SHOULD EXERCISE RIGHTS TO PURCHASE SHARES OF THE COMMON STOCK PURSUANT TO THE RIGHTS OFFERING, TO INVESTORS WITH RESPECT TO WHETHER AN INVESTOR SHOULD PURCHASE SHARES OF THE COMMON STOCK, OR TO PERSONS WITH RESPECT TO WHETHER A PERSON SHOULD PURCHASE RIGHTS.
- ------------------------
(1) Based on 26,285,000 shares outstanding on May 17, 1996. Does not give effect to the issuance of the following shares of Common Stock reserved for issuance: (i) 600,000 shares upon the exercise of Options granted under the 1994 Stock Option Plan; (ii) 1,897,946 shares upon the exercise of the AMR Warrants; (iii) 1,576,367 shares upon the exercise of warrants held by certain individuals (the "Reorganization Warrants"); (iv) 380,000 shares under the Plan of Reorganization (see "Business -- Claims and Litigation"); and (v) 2,000,000 shares upon the exercise of options that may be granted from time to time under the 1996 Stock Incentive Plan. The purchase by Investors of Committed Shares and Standby Shares may give rise to an increase in the number of AMR Warrants and Reorganization Warrants pursuant to the anti-dilution provisions of the AMR Warrants and the Reorganization Warrants, although the magnitude of these adjustments can not be determined until after the Investor Offering is completed.

                         SUMMARY FINANCIAL INFORMATION

                                                    PREDECESSOR COMPANY
                                                ----------------------------
                                                                PERIOD FROM
                                                                JANUARY 1,
                                                 YEAR ENDED       1994 TO
                                                DECEMBER 31,   SEPTEMBER 11,
                                                    1993           1994
                                                ------------   -------------
                                                 (IN THOUSANDS, EXCEPT PER
                                                       SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Operating revenues:
    Passenger.................................  $ 273,386        $ 199,502
    Charter...................................      7,169(1)           135
    Cargo.....................................     15,000           11,039
    Other.....................................      8,554            6,147
                                                ------------   -------------
      Total...................................    304,109          216,823
  Operating expenses..........................    328,947          223,244
                                                ------------   -------------
  Operating income (loss).....................    (24,838)          (6,421)
  Nonoperating income (expense)...............    (56,690)         (14,253)
                                                ------------   -------------
  Loss before income taxes, extraordinary
   items and cumulative effect of change in
   accounting principles......................    (81,528)         (20,674)
  Net income (loss)...........................    (69,424)         169,389
  Net loss per share..........................        N/M*            N/M*
  Weighted average shares outstanding.........      6,170            7,137
OTHER DATA:
  Revenue passengers (3)......................      4,337            3,363
  Revenue passenger miles (RPM) (4)...........  2,870,713        2,204,855
  Available seat miles (ASM) (5)..............  3,850,133        2,944,822
  Passenger load factor (6)...................       74.6%            74.9%
  Yield per RPM (7)...........................        9.5 CENTS         9.0 CENTS
  Total available seat miles (TASM) (8).......  3,871,071        2,945,679
  Operating revenue per TASM..................        7.9 CENTS         7.4 CENTS
  Costs per TASM (CTASM) (9)..................        8.5 CENTS         7.6 CENTS
  EBITDA (10).................................     (4,869)          (2,336)
  Depreciation and amortization expense.......     (5,969)          (4,085)
  Capital expenditures........................      7,037            3,682

                                                                 REORGANIZED COMPANY
                                                -----------------------------------------------------
                                                 PERIOD FROM
                                                SEPTEMBER 12,                   QUARTER ENDED MARCH
                                                   1994 TO       YEAR ENDED             31,
                                                DECEMBER 31,    DECEMBER 31,   ----------------------
                                                    1994            1995          1995        1996
                                                -------------   ------------   ----------  ----------

STATEMENT OF OPERATIONS DATA:
  Operating revenues:
    Passenger.................................    $  80,675      $ 297,527     $   65,601  $   79,811
    Charter...................................          536         22,200          3,567       6,971
    Cargo.....................................        5,300         18,169          3,961       4,813
    Other.....................................        2,646          9,008          2,379       2,467
                                                -------------   ------------   ----------  ----------
      Total...................................       89,157        346,904         75,508      94,062
  Operating expenses..........................       95,425        348,805         82,935      93,666
                                                -------------   ------------   ----------  ----------
  Operating income (loss).....................       (6,268)        (1,901)        (7,427)        396
  Nonoperating income (expense)...............          117         (3,605)          (867)       (978)
                                                -------------   ------------   ----------  ----------
  Loss before income taxes, extraordinary
   items and cumulative effect of change in
   accounting principles......................       (6,151)        (5,506)        (8,294)       (582)
  Net income (loss)...........................       (6,151)        (5,506)        (8,294)       (582)
  Net loss per share..........................    $   (0.65)     $   (0.59)    $    (0.88) $    (0.03)
  Weighted average shares outstanding.........        9,400(2)       9,400(2)       9,400(2)     21,521(2)
OTHER DATA:
  Revenue passengers (3)......................        1,221          4,781          1,152       1,269
  Revenue passenger miles (RPM) (4)...........      675,484      3,171,366        680,342     809,797
  Available seat miles (ASM) (5)..............    1,050,827      4,238,319        939,543   1,112,525
  Passenger load factor (6)...................         64.3%          74.8%          72.4%       72.8%
  Yield per RPM (7)...........................         11.9 CENTS        9.4 CENTS        9.6   NTS        9.9 CENTS
  Total available seat miles (TASM) (8).......    1,054,110      4,677,461      1,010,073   1,244,292
  Operating revenue per TASM..................          8.5 CENTS        7.4 CENTS        7.5   NTS        7.6 CENTS
  Costs per TASM (CTASM) (9)..................          9.1 CENTS        7.5 CENTS        8.2   NTS        7.5 CENTS
  EBITDA (10).................................       (3,995)         5,536         (5,601)      2,256
  Depreciation and amortization expense.......       (2,273)        (7,437)        (1,826)     (1,860)
  Capital expenditures........................        3,603          9,165          2,483       1,680

                                                               AT DECEMBER 31,        AT MARCH 31, 1996
                                                              ------------------  --------------------------
                                                                1994      1995     ACTUAL   AS ADJUSTED (11)
                                                              --------  --------  --------  ----------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $  3,501  $  5,389  $ 13,542      $ 44,700
  Working capital (deficit).................................   (45,827)  (51,699)  (21,723)        9,722
  Property and equipment, net...............................    37,756    41,391    41,756        41,756
  Total assets..............................................   163,301   161,640   171,576       202,824
  Long-term debt and capital leases, including current
   maturities...............................................    36,217    24,314    29,948        30,858
  Shareholders' equity......................................    33,849    29,178    49,125        79,884

- ------------------------------
           *
     not meaningful
         (1)
     Includes revenue derived from military charter flights flown prior to January 1, 1993.
         (2)
     Includes shares reserved for issuance under the Plan of Reorganization.
         (3)
     Represents the number of passengers flying on scheduled flights.
         (4)
     Represents the number of flight miles flown by revenue passengers.
         (5)
     Represents the number of seats available for revenue passengers multiplied by the number of miles those seats are flown.
         (6)
     Represents RPMs divided by ASMs.
         (7)
     Represents passenger revenue divided by RPMs.
         (8)
     Represents the number of seats available for revenue passengers and charter passengers multiplied by the number of miles those seats are flown.
         (9)
     Represents operating expenses divided by TASMs.

        (10)
     Consists of earnings before interest, income taxes, depreciation and amortization and certain other charges, including restructuring charges of approximately $14.0 million in 1993. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to net income as an indicator of financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA is presented solely as supplemental disclosure because the Company understands that such data is used by certain investors to analyze companies.
        (11)
     Adjusted to give effect to (i) the Company's (x) repurchase of 827,221 shares of Common Stock from GPA Group plc and its affiliate AeroUSA, Inc. (the "GPA Companies"), (y) repayment at a discount of approximately $3.5 million of long-term debt owed to the GPA Companies, and (z) borrowing of approximately $4.4 million under the Company's credit facility to fund such repurchase and repayment, all of which occurred on April 29, 1996, and (ii) receipt of $35 million of gross proceeds from the Rights Offering and the Investor Offering and the payment of $2.0 million of related fees and expenses.

                                  RISK FACTORS

    IN MAKING AN INVESTMENT DECISION REGARDING THE RIGHTS OR THE COMMON STOCK, INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THOSE DESCRIBED ELSEWHERE IN THIS PROSPECTUS. THE ORDER IN WHICH THESE CONSIDERATIONS ARE PRESENTED SHOULD NOT BE INTERPRETED AS BEING INDICATIVE OF THEIR RELATIVE IMPORTANCE TO PARTICULAR INVESTORS.

ABILITY OF COMPANY TO CONTINUE AS A GOING CONCERN

    In 1995, the Company reported an operating loss and net loss for the ninth consecutive year. The independent auditors' report with respect to the Company's 1995 financial statements stated that the Company's recurring losses from operations, working capital deficit and limited sources of additional liquidity raise substantial doubt about the Company's ability to continue as a going concern. The financial statements as of and for the year ended December 31, 1995, were prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary as a result of the outcome of future uncertainties. Management recognizes that the continuation of the Company as a going concern is dependent upon the achievement of profitability, positive cash flow from operations and the generation of adequate funds to meet its ongoing obligations. In the first quarter of 1996, the Company increased its capital resources through the AIP Investment and the related agreements with American and the Company's labor unions. Nonetheless, at March 31, 1996 the Company had a working capital deficit of $21.7 million. The Company continues to seek additional liquidity to improve its working capital position through the Rights Offering and Investor Offering. However, no assurance can be given that the Rights Offering and Investor Offering will be successful or that the Company will be able to generate net income in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto presented elsewhere in this Prospectus.

LIMITED LIQUIDITY AND CAPITAL RESOURCES; HIGH DEGREE OF FINANCIAL AND OPERATING LEVERAGE

    The Company emerged from bankruptcy in September 1994 with limited capital resources. In January 1996, the Company was contemplating that it might have to re-enter bankruptcy and halt operations if it could not complete the $20 million AIP Investment, which was completed on January 31, 1996. Prior to the AIP Investment, the Company's liquidity was limited to payment deferrals from existing creditors such as American and promotional ticket sales. Although promotional ticket sales increase current liquidity, they also increase air traffic liability, which can adversely affect yields (fare levels) and revenues, as well as liquidity in future periods. Although the AIP Investment and certain related transactions have substantially increased the Company's capital resources, the Company is seeking additional liquidity through the Rights Offering, the Investor Offering and other sources in order to augment its current and foreseeable capital resources. The Rights Offering and the Investor Offering are intended to raise a minimum of $25 million of gross proceeds as part of the Company's on-going efforts to improve its liquidity. However, there can be no assurances that the Rights Offering and the Investor Offering will be successfully completed. If the Minimum Investor Condition is not satisfied, the Investor Offering would not be consummated and the maximum gross proceeds from the Rights Offering would be $15 million. There can also be no assurances that any Subsequent Offering could be completed. If the Company is unsuccessful in obtaining additional sources of liquidity, an adverse change in events and circumstances could result in the Company being unable to meet its financial obligations after it exhausts its current and foreseeable capital resources. Although the Company currently has no significant capital expenditure commitments, the Company plans to make approximately $11.4 million of necessary capital expenditures in the ordinary course of business in 1996. On April 29, 1996, the Company's credit facility provided by CIT Group/Credit Finance, Inc. (the "Credit Facility") was amended to increase the borrowing capacity thereunder from $8.2 million to $15.0 million. As of April 30, 1996, the Company had $7.3 million of borrowing capacity under the Credit Facility. The Company's access to other sources of debt financing is limited because it does not have any unencumbered assets. Moreover, there can be no assurances that the Company can achieve or sustain profitable operations or, if necessary, that sufficient additional financing can be obtained. See "Seasonality" below and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    The degree to which the Company is leveraged could have adverse consequences, including (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures or other purposes is limited, (ii) the Company's degree of leverage and related debt service obligations, as well as its obligations under operating leases for aircraft, may make it more vulnerable than some of its competitors in an economic downturn, and (iii) the Company's financial position may restrict its ability to pursue new business opportunities and limit its flexibility in responding to changing business conditions. See Note 7 to the financial statements presented elsewhere in this Prospectus.

    As is characteristic of the airline industry, the Company is subject to a high degree of financial and operating leverage. Due to high fixed costs, the expenses of each flight do not vary proportionately with the number of passengers carried, but the revenues generated from a particular flight are directly related to the number of passengers carried. Accordingly, while a decrease in the number of passengers carried would cause a corresponding decrease in revenue (if not offset by higher fares), it may result in a disproportionately greater decrease in profits and would adversely affect liquidity.

COMPETITION

    The Company faces substantial competition from other well-established airlines that serve the same routes that the Company serves. The Company's competitors on its Transpac routes, primarily United Airlines, Inc. ("United"), Delta Airlines, Inc. ("Delta") and Northwest, and to a lesser extent Continental Airlines, Inc. ("Continental") and American, are larger and have substantially greater name recognition and resources than the Company. The Company believes that Transpac competition is primarily based on fare levels, flight frequency, on-time performance and reliability, name recognition, frequent flyer programs, customer service and in-flight service. The Company also experiences competition on its Transpac routes from various charter operators. Charter carriers' competitive position is enhanced by contractual relationships with tour operators. The Company's primary competitor on its Interisland routes is Aloha Airlines, Inc. ("Aloha"), which has the leading market share in the Interisland market and a marketing relationship with United (including a code sharing arrangement and frequent flyer program participation). The Company believes that Interisland competition is primarily based on fare levels, flight frequency, on-time performance and reliability, name recognition, frequent flyer programs, customer service and aircraft type.

    The Airline Deregulation Act of 1978, recodified into the Transportation Act, has substantially eliminated government authority to regulate domestic routes and fares, and has increased the ability of airlines to compete with respect to destination, flight frequencies and fares. Airline profit levels are highly sensitive to adverse changes in fuel costs, average yield and passenger demand. The emergence in recent years of several new carriers, typically with low cost structures, has further increased the competitive pressures on U.S. airlines. The only significant barriers to entry in the U.S. airline industry are government licensing, the limited availability of flight slots, the need for capital and an increased number of competitors. The commencement of service by new carriers on the Company's routes could negatively impact the Company's operating results. Competing airlines have, and may in the future, undercut the Company's fares and increased capacity on routes beyond market demand in order to increase their market shares. Such activity by other airlines could reduce fares or passenger traffic to levels where the Company could not be both competitive and profitable. Due to its smaller size and limited resources and liquidity, the Company may be less able to withstand aggressive marketing tactics or a prolonged fare war initiated by its competitors. Although the domestic airline industry has at present abandoned deeply discounted general pricing structures, and fare levels have continued to increase from 1992 levels, significant industry-wide discounts could be reintroduced at any time. The introduction of broadly available, deeply discounted fares by a major U.S. airline would result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results.

    Recent announcements of capacity increases to Hawaii by domestic carriers may affect pricing levels on the Company's Transpac routes. Charter carriers have increased capacity from secondary markets in the western portion of the United States and United has scheduled an additional 9,000 seats per week from Japan and the U.S. mainland, with the bulk of that capacity dedicated to its San Francisco and Los Angeles routes. Subsequent announcements by United of direct service from Los Angeles to Kona and Maui are believed to be in addition to the 9,000 seats mentioned above. The increasing presence of charter carriers and United's expanded capacity are examples of the competitive pricing and capacity issues facing the Company in the future. Management is not able to predict the impact of these competitive pressures on the Company's operations.

    See "Business -- Competition."

AIRLINE INDUSTRY CONDITIONS

    The airline industry is a highly cyclical business with substantial volatility. Airlines frequently experience short-term cash requirements caused by both seasonal fluctuations in traffic, which often put a drain on cash during off-peak periods, and other factors that are not necessarily seasonal, including the extent and nature of price and other competition from other airlines, changing levels of operations, national and international events, fuel prices and general economic conditions, including inflation. Because a substantial portion of airline travel is discretionary, the industry tends to experience adverse financial results in general economic downturns. Accordingly, airlines require substantial liquidity to sustain continued operations under most conditions. See "Limited Liquidity and Capital Resources; High Degree of Financial and Operating Leverage" above.

    Since the commencement of deregulation in 1978, the U.S. airline industry has become extremely competitive and volatile. Increased competition, rising operational costs and pricing pressures have created financial difficulties for most airlines leading to the U.S. airline industry having suffered unprecedented losses in recent years. As a result, many airlines have been acquired or forced to restructure (as was the case with the Company) or have ceased operations. Although the industry is expected to have produced a profit for 1995, no assurance can be given that this performance can be sustained in the future. The Company has had a net loss in each of 1995 and the preceding eight years.

DEPENDENCE ON HAWAIIAN TOURISM

    Since the Company's operations are limited almost exclusively to flights to, from and among, the Hawaiian Islands, the Company's profitability is linked to the number of travelers to, from and among the Islands and a material reduction in the number of such travelers would have a material adverse effect on the Company's operations. Tourists constitute a majority of the travelers to Hawaii. Because tourism levels are related to discretionary income, the level of Hawaiian tourism is affected by the strength of the economies in the areas from which tourists to Hawaii typically originate. Hawaiian tourism is also dependent upon the popularity of Hawaii as a tourist destination and negative events such as Hurricane Iniki and the availability of other tourist destinations and opportunities could reduce tourist interest in Hawaii. In addition, from time to time, various events such as the Persian Gulf War and industry-specific problems such as strikes have had a negative impact on tourism in Hawaii. After reaching its peak in 1990, the Hawaii tourism industry experienced three consecutive years of decline. Although tourist counts have shown year over year improvements in 1994 and 1995, local economists do not expect Hawaii tourism to return to pre-1991 levels until 1997. No assurance can be given that the level of tourism traffic to Hawaii will in fact return to such levels or that it will not decline in the future. A decline in the level of Hawaii tourism traffic could have a material adverse effect on the Company's operations.

    Preliminary results from the Hawaii Visitors Bureau indicate that of the total number of visitors to Hawaii in 1995, approximately 40% came from Asia, most of whom came from Japan, and approximately 19% came from California. In recent years Japan and California have experienced the worst recession each region has experienced since the 1940s. As a result, the number of visitors from Asia declined in 1992 and again 1993, and the number of visitors from California declined in each of 1991, 1992 and 1993 and is still below the peak number in 1990. A substantial decline in the number of visitors from either Japan or California could have a material adverse effect on the Company's operations.

    See "Business -- The Hawaii Travel Market."

SEASONALITY

    The Company's results are sensitive to seasonal and cyclical volatility primarily due to seasonal leisure and holiday travel. Traffic levels are typically lowest in the first quarter of the year with strong travel periods during June, July, August and December. Because certain of the Company's costs do not vary significantly regardless of traffic levels, such seasonality substantially affects the Company's profitability and liquidity. See "Limited Liquidity and Capital Resources; High Degree of Financial and Operating Leverage" above.

AIRCRAFT OPERATIONS

    FUEL COSTS. Fuel costs, which represent a significant portion of the Company's operating costs (approximately 16% for 1995), are volatile. For example, the Company's average fuel cost per gallon (excluding taxes) in the first quarter of 1996 was 9.9% higher than its average fuel cost in the first quarter of 1995. Fuel prices are influenced by, among other factors, economic and political factors and events throughout the world and applicable fuel taxes, and the Company can neither predict nor control near- or longer-term fuel prices. Significant changes in fuel costs would materially affect the Company's operating results. Furthermore, changes in fuel prices may have a greater impact on the Company than certain of its Transpac competitors with more modern, fuel efficient aircraft. See "Reliance on Third Parties" below and "Business -- Aircraft Fuel."

    MAINTENANCE  COSTS;  AIRCRAFT  AGE.   Aircraft  maintenance  costs represent
another significant operating cost for the Company (approximately 17% for 1995) that will increase as the Company's aircraft increase in age. The average age of the Company's DC-10 aircraft is 23 years and its DC-9 aircraft is 18 years. The Company intends to replace some or all of its existing aircraft with replacement aircraft in the next decade in order to reduce maintenance costs and achieve other operating efficiencies, although no assurance can be given that the Company will have the capital necessary to replace such aircraft. See "Business
- -- Strategic Repositioning -- Enhance Operating Revenues -- Relationship with American -- Aircraft Lease Agreements" and Note 13 to the financial statements appearing elsewhere in this Prospectus.

    LEASED AIRCRAFT. The Company owns two DC-9-50 aircraft and leases eleven DC-9-50s and nine DC-10-10s pursuant to leases that expire at various times between 1996 and 2004. Two of the DC-10s are leased from American pursuant to short-term leases, which can be terminated by American on 30 days notice. In order to maintain its current operations, the Company will need to renew its leases as they expire or purchase or lease replacement aircraft and, if the Company decides to expand operations, the Company will need to purchase or lease additional aircraft. There can be no assurance that lease renewals, additional aircraft leases or aircraft purchases will be available on favorable terms or that the Company will have sufficient capital resources to lease or purchase additional aircraft. See "Business -- Properties."

    LIMITED FLEET. The Company's fleet consists of 22 aircraft (including one DC-10 being used on a temporary basis to permit the scheduled overhaul of six of the other DC-10s during 1996). In the event one or more of the Company's aircraft were to be out of service, the Company may have difficulty completing its scheduled or chartered service. Any interruption of service caused by the unavailability of aircraft due to unscheduled servicing or repair or otherwise, or lack of availability of substitute aircraft, could have a material adverse effect on the Company's service, reputation and profitability. As is customary in the airline industry, the Company does not have business interruption insurance.

RELIANCE ON THIRD PARTIES

    The Company has entered into agreements with contractors, including American, Northwest and certain other airlines, to provide certain facilities and services required for its operations, including aircraft, reservations, computer services, frequent flyer program, aircraft maintenance, passenger processing, fuel, ground facilities, baggage and cargo handling and personnel training. This reliance on third parties to provide services subjects the Company to various risks, including the risk that such services could be discontinued without adequate replacement services being available.

    The Company leases all of its DC-10 aircraft from American. American maintains these aircraft and the Company pays a minimum monthly charge for maintenance services, monthly in arrears. During 1995, the Company incurred in excess of $45 million of lease and maintenance payments to American. American has the right to terminate its obligation to provide aircraft maintenance services on and after January 1, 1999, upon 180 days prior notice. If American terminated the maintenance arrangement, the Company would have to seek an alternate source of maintenance service or maintain its DC-10s itself, and no assurance can be given that the Company would be able to do so on a basis that is as cost-effective as the American maintenance arrangement.

    The Company participates in American's AAdvantage-Registered Trademark-frequent flyer program and SABRE-Registered Trademark- reservation system, which make the Company more competitive. The Company's participation in the AAdvantage-Registered Trademark- program expires in 1997, subject to renewal, and its participation in SABRE-Registered Trademark- expires in 2001. The Company's inability to continue in these programs or participate in comparable programs offered by other airlines could have a material adverse effect on the Company's operations. See "Business -- Strategic Repositioning -- Increase Operating Revenue -- Relationship with American."

    The Company purchases almost all of its aviation fuel from Northwest without mark-up pursuant to an agreement between the two companies, which provides that, in case of shortages, Northwest will provide fuel to its own fleet first and then a portion of the remaining fuel available will be allocated between the Company and any other applicable airlines. The agreement is renewed automatically on December 31 of each year unless canceled by either of the parties with 90 days prior written notice. No assurance can be given that the Company would be able to secure an adequate supply of fuel from alternate sources if a fuel shortage were to cause the supply from Northwest to be inadequate or if Northwest were to cancel the agreement. The Company paid Northwest approximately $44.1 million, $43.9 million and $53.0 million for the fuel supplied under this agreement in 1993, 1994 and 1995, respectively. See "Business -- Aircraft Fuel."

    Approximately 74% of the Company's ticket sales are currently made by travel agents, including wholesalers. Travel agents generally have a choice between one or more airlines when booking a customer's flight. Accordingly, any effort by travel agencies to favor another airline or to disfavor the Company could adversely affect the Company. Although management intends to continue to offer an attractive and competitive product to travel agencies and to maintain favorable relations with travel agencies, there can be no assurance that travel agencies will not disfavor the Company or favor other airlines in the future, either of which could have an adverse effect on the Company's operations.

INSURANCE COVERAGE

    The Company is exposed to potential losses that may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss of service, but also significant potential claims of injured passengers and others. The Company is required by the U.S. Department of Transportation (the "DOT") to carry liability insurance on each of its aircraft. The Company currently maintains public liability insurance which management believes is adequate and consistent with current industry practice. However, there can be no assurance that the amount of such coverage will not be changed or that the Company will not bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company.

REGULATORY MATTERS; TICKET TAXES

    As a certificated air carrier, Hawaiian Airlines is subject to the regulatory jurisdiction of the DOT and the Federal Aviation Administration (the "FAA"). To assure compliance with their regulations, the DOT and the FAA require air carriers to obtain certain certificates, which may be suspended or revoked for cause. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of aviation safety and security regulations. Hawaiian Airlines, as are all airlines, is subject to inspections by the FAA in the normal course of its business on an ongoing basis. In the last several years, the FAA has issued to the airline industry a number of maintenance directives and other regulations. The Company has incurred and expects to continue to incur substantial expenditures for the purpose of complying with these directives and regulations. See Note 13 to the financial statements appearing elsewhere in this Prospectus.

    Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by, for instance, imposing additional requirements or restrictions on operations. Laws and regulations also have been considered from time to time that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the award of international routes to U.S. carriers (and their retention) is regulated by treaties and related agreements between the United States and foreign governments, which are amended from time to time. The Company cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be effected, if any, or how they will affect the Company.

    Prior to 1996, the airline industry was subject to a 10% tax on each ticket sold (other than Transpac flights), a 6.25% cargo excise tax and a $6 international departure tax (including Transpac flights). Efforts are underway to encourage the United States Congress to re-enact legislation authorizing these taxes. If these taxes are reinstated, the Company would either have to absorb the taxes, which would adversely affect operating results, or raise ticket prices and cargo transportation fees in order to offset the taxes. If the Company were to raise ticket prices and cargo transportation fees, there is no assurance that the Company would be able to maintain such increases or that operating results would not be adversely affected by the increases.

    See "Business -- Regulatory Matters."

LABOR AGREEMENTS

    The majority of Hawaiian Airlines' employees are covered by collective bargaining agreements, which are not amendable until February 2000, with the International Association of Machinists and Aerospace Workers ("IAM"), the Air Line Pilots Association, International ("ALPA"), the Association of Flight Attendants ("AFA"), the Transport Workers Union ("TWU") and the Communications Section Employees Union. As a result of the unionization of its employees, the Company's flexibility in dealing with its employees may be restricted, thereby resulting in an increase in costs. In the event of work stoppages or other labor difficulties, operations of the Company may be hampered or halted, which could have a material adverse effect on the reputation and operations of the Company. See "Business -- Employees."

CONTROL OF THE COMPANY

    AIP owned 69% of the issued and outstanding Common Stock as of May 17, 1996 and through such ownership is able to control all actions to be taken by the shareholders of the Company, except in the limited case where Hawaii law requires shareholder action to be approved by 75% of the outstanding Common Stock. After giving effect to the issuance of approximately 16,500,000 shares of Common Stock pursuant to (i) the Plan of Reorganization, (ii) the exercise in full of the AMR Warrants and the Reorganization Warrants, (iii) the exercise in full of the Options, (iv) the exercise in full of the Rights and (v) the consummation of the Investor Offering, AIP would own approximately 43% of the Common Stock. However, even at such time as sufficient shares of Common Stock have been issued to cause AIP to hold less than 50% of the Common Stock, its voting power would still be substantially greater than that of any other existing shareholder. Pursuant to the Company's Amended Bylaws (the "Bylaws"), until AIP ceases to own at least 35% of the Common Stock, it has the right to nominate six of the 11 nominees to stand from time to time for election as directors of the Company. If AIP's ownership of Common Stock were to fall below 35%, its right to nominate directors would be reduced but would not be eliminated until AIP's ownership was reduced below 5%. Thereafter, AIP will not have the right to nominate individuals to the Board unless it reacquires at least 5% of the Common Stock within 365 days. See "Principal Shareholders."

    In addition, ALPA, IAM and AFA have the right, pursuant to their respective collective bargaining agreements and the Bylaws, to nominate three of the remaining five nominees to stand from time to time for election as directors, thereby leaving the Board of Directors with the authority to nominate only two of the director nominees. AIP has agreed to vote its shares of Common Stock in favor of the labor unions' nominees.

    Of the two positions on the Board of Directors as to which AIP and the labor unions do not have the right to nominate nominees, (i) one is required to be an outside director, defined as one who is not employed by the Company and is not affiliated with the Company's labor unions, AIP or American, and (ii) the other is required to be a senior management official of the Company.

    For more information regarding the rights of AIP and the labor unions to nominate directors, see "Principal Shareholders -- Control of the Board of Directors" and "Description of Capital Stock -- Preferred Stock."

ANTITAKEOVER MATTERS

    As a result of AIP's substantial ownership interest in the Common Stock, it may be more difficult for a third party to acquire the Company. A potential buyer would likely be deterred from any effort to acquire the Company absent the consent of AIP or its participation in the transaction.

    The Company is subject to Section 415-73 of the Hawaii Business Corporation Act, which restricts mergers and consolidations. Subject to certain exceptions, unless the Board of Directors and the holders of at least 75% of all the issued and outstanding voting stock of the Company approve a merger or consolidation,
Section 415-73 prohibits such a transaction.

    The Company's Amended Articles of Incorporation (the "Articles of Incorporation") and the Bylaws include a number of provisions that may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include (i) a restriction on action by written consent of the shareholders, unless such consent is unanimous, (ii) a prohibition on cumulative voting, (iii) certain qualifications for directors and (iv) restrictions on the filling of vacancies of directors.

    The Articles of Incorporation authorize the issuance of up to 2,000,000 shares of preferred stock by the Company with such preferences, rights and restrictions as may be determined by the Board of Directors. Accordingly, the Board of Directors may, without shareholder approval, issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the rights of holders of the Common Stock. The issuance of shares of preferred stock may have the effect of rendering more difficult or discouraging an acquisition of the Company or a change in control of the Company. See "Description of Capital Stock -- Preferred Stock."

    The Company has in place a shareholders' rights plan, which provides that, subject to certain discretion of the Board of Directors, in the event that the Company is acquired in certain transactions or in the event of certain acquisitions of the Company's common stock that would cause the acquiror to own more than 10% of the outstanding common stock, the Company (or the surviving corporation in a merger in which the Company was not the survivor) would issue to the Company's shareholders, other than the acquiror, additional shares of common stock of the Company (or the survivor) at a discount, thereby substantially diluting the acquiror's interest. The AIP Investment was expressly excluded from the application of the shareholders' rights plan through an amendment to the plan adopted by the Board of Directors at the time of the AIP Investment. See "Description of Capital Stock -- Shareholders' Rights Plan."

DIVIDENDS

    The Company has not paid cash dividends on its common stock in the last several years and has no plans to do so in the foreseeable future. The Company intends to retain its earnings, if any, to finance the development and growth of its business. Moreover, the Company is prohibited from paying dividends by the terms of the Credit Facility. The American Note limits the Company's ability to pay dividends. See "Price Range of Common Stock and Dividend Policy."

INVESTOR OFFERING

    Following the Expiration Date, the Investors will purchase the Committed Shares and the Standby Shares, if any, subject to the terms and conditions of the Stock Purchase Agreements, including the Minimum Investor Condition. However, no assurances can be given that all the terms and conditions of the Stock Purchase Agreements will be satisfied. If such terms and conditions are not satisfied, the Investors would not be obligated to purchase the Committed Shares and the Standby Shares, thereby reducing the proceeds to the Company from the transactions contemplated by this Prospectus. See "The Investor Offering."

DILUTION

    Rights are being distributed to Eligible Employees, holders of Options and holders of the Common Stock. To the extent that Rights are exercised by Eligible Employees or holders of Options, shareholders will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of the Company. The Investor Offering will result in additional dilution. To the extent that Rights are exercised by other shareholders, shareholders who do not exercise their Rights in full will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of the Company. In addition, all shareholders will suffer a reduction in the net book value per share of the shares of Common Stock held as a result of the issuance of shares of Common Stock in the Rights Offering and the Investor Offering if the Subscription Price is less than the net book value per share. As of March 31, 1996, there were 26,240,203 shares of Common Stock outstanding and the Company's net book value was $1.85 per share (after adjustment to give effect to the April 29, 1996 repurchase of shares of Common Stock and retirement of debt held by the GPA Companies described under "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Current Status"). The Company is not able to predict the effect, if any, the Rights Offering and the Investor Offering will have on the market price for the Common Stock. See "Market Considerations; Volatility of Stock Price" below.

    The Company currently has outstanding the Options and the Reorganization Warrants, which are exercisable to purchase an aggregate of 2,176,367 shares of Common Stock at exercise prices of $1.62 and $1.71 per share, respectively. In addition, the AMR Warrants entitle AMR to purchase 1,897,946 shares of Common Stock at $1.10 per share. Half of the AMR Warrants are immediately exercisable, but the balance will only be exercisable if American and the Company enter into a code sharing agreement by January 1, 1997 regarding the placement of the two letter flight designator code for American's flights on the Company's Interisland flights. The purchase by Investors of Committed Shares and Standby Shares may give rise to an increase in the number of AMR Warrants and Reorganization Warrants and a decrease in the exercise price thereof pursuant to the anti-dilution provisions of the AMR Warrants and the Reorganization Warrants, although the magnitude of these adjustments can not be determined until after the Investor Offering is completed. Exercise of the Options, the AMR Warrants or the Reorganization Warrants would further reduce a shareholder's percentage voting and ownership interest and the net book value per share.

SHARES ELIGIBLE FOR FUTURE SALE

    The market price of the Common Stock could be adversely affected by the availability of shares for future sale. Upon completion of the Rights Offering and the Investor Offering and after giving effect to the issuance of approximately 380,000 shares pursuant to the Plan of Reorganization, there would be approximately 38,665,000 shares of Common Stock issued and outstanding. Of these shares, approximately 19,883,000 would be freely transferable immediately (subject to a 90-day holding period in the case of Rights Shares issued pursuant to the exercise of Employee Rights and Rights Shares issued to certain large shareholders). The remaining approximately 18,782,000 shares would be "restricted securities" for purposes of the Securities Act and would be eligible for resale at various times in the future, in each case subject to the volume and manner of sale limitations of Rule 144 under the Securities Act. Of these restricted shares, 18,181,818 shares are owned by AIP and will be transferable after January 1998 but could be sold sooner pursuant to registration rights that AIP received as part of the AIP Investment. These rights entitle AIP, on up to two occasions, to require the Company to use its best efforts to register all or any portion of AIP's shares under the Securities Act at the Company's expense. In addition, if the Company registers any other shares of its common stock for public sale under the Securities Act at any time prior to January 2006, AIP would have the right to include shares in the registration.

    In addition, there are currently up to 4,074,313 shares of Common Stock reserved for issuance pursuant to the Options, the AMR Warrants and the Reorganization Warrants. The number of AMR Warrants and Reorganization Warrants may be increased in connection with the Investor Offering. See "Dilution" above. AMR and the holders of the Reorganization Warrants have registration rights with respect to the shares reserved for issuance upon exercise of their warrants. These rights entitle AMR and the Reorganization Warrant holders, on up to two occasions, to require the Company to use its best efforts to register all or any portion of their warrant shares under the Securities Act at the Company's expense. In addition, if the Company registers any other shares of its common stock for public sale under the Securities Act, AMR and the holders of the Reorganization Warrants would have the right to include warrant shares in the registration. The rights of AMR and the Reorganization Warrant holders to include warrant shares in a Company registration expire in September 2001 and September 1999, respectively.

    As of May 17, 1996, the Company's various 401(k) plans held an aggregate of approximately 1,537,000 shares of Common Stock and will receive a corresponding number of Shareholder Rights. It is anticipated that plan participants will elect to sell at least a portion of these Rights rather than exercise them. In addition, plan participants may elect to sell shares of Common Stock already held by the plans in order to generate proceeds to pay the Subscription Price for their Rights. Such sales, depending on the volume, could adversely affect the trading prices of the Shareholder Rights and/or the Common Stock.

RESALE RESTRICTION ON EMPLOYEE RIGHTS SHARES AND OPTIONHOLDER RIGHTS SHARES

    The Rights Shares issuable upon the exercise of Employee Rights (including Rights Shares issuable pursuant to the Oversubscription Privilege) and Optionholder Rights may not be transferred during the 90-day period following the Expiration Date. As a result, during such period the holders of such Rights Shares would not be able to take advantage of market conditions that they believe warrant a sale of their Rights Shares.

MARKET CONSIDERATIONS; VOLATILITY OF STOCK PRICE

    There can be no assurance that the market price of the Common Stock will not fall below the Subscription Price or that, following the exercise of Rights or purchase of the Committed Shares or Standby Shares, a Holder or Investor will be able to sell shares acquired in the Rights Offering or the Investor Offering at a price equal to or greater than the Subscription Price. The exercise of Rights is irrevocable once made. Moreover, Rights Shares issued upon the exercise of Optionholder Rights or Employee Rights (including Rights Shares issued pursuant to the Oversubscription Privilege) can not be resold for 90 days after the
Expiration  Date.   Since  the   Company  emerged   from  bankruptcy   and   the

Common Stock recommenced trading on the AMEX and the PSE in June 1995, the price range of the Common Stock has varied widely and the price of the Common Stock or the Shareholder Rights may be subject to significant fluctuation in the future. See "Price Range of Common Stock and Dividend Policy." There has been no prior market for the Rights on either the AMEX or the PSE.

EFFECT OF RIGHTS AND RELATED TRANSACTIONS ON THE COMPANY'S NET OPERATING LOSS CARRYOVERS

    The Company believes that substantially all of its net operating losses ("NOLs"), as computed for federal income tax purposes, are currently subject to limitation under Section 382 of the Internal Revenue Code. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Tax and Net Operating Loss Considerations." In the event an ownership change (as defined in Section 382) of the Company were to occur in the future, the ability of the Company to utilize NOLs incurred prior to that ownership change could be subject to additional limitations under Section 382. While the Company believes that the exercise of Rights and consummation of the Stock Purchase Agreements will not result in an ownership change of the Company for Section 382 purposes, the exercise of Rights and consummation of the Stock Purchase Agreements, combined with any other significant future transactions in the Company's equity, could result in an ownership change of the Company, which in turn could increase the future tax liabilities of the Company.

    NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE FINANCIAL ADVISOR MAKES ANY RECOMMENDATION TO HOLDERS WITH RESPECT TO WHETHER A HOLDER SHOULD EXERCISE RIGHTS TO PURCHASE SHARES OF THE COMMON STOCK PURSUANT TO THE RIGHTS OFFERING, TO INVESTORS WITH RESPECT TO WHETHER AN INVESTOR SHOULD PURCHASE SHARES OF THE COMMON STOCK, OR TO PERSONS WITH RESPECT TO WHETHER A PERSON SHOULD PURCHASE RIGHTS.

               PURPOSE OF THE RIGHTS OFFERING AND USE OF PROCEEDS

PURPOSE OF THE RIGHTS OFFERING

    The price paid by AIP for its shares of Common Stock in the AIP Investment in January 1996 represented a substantial discount from the market price of the Common Stock at the time that AIP made its offer to the Company. In recognition of the substantial dilutive effect of the AIP Investment on the existing shareholders of the Company, the investment agreement with AIP contained a provision in which AIP agreed to use its best efforts to cause the Company, after the completion of the AIP Investment, to make a rights offering to the Company's shareholders (other than AIP) that would permit the shareholders to acquire shares of Common Stock at a discount to the market price. In this way, the shareholders of the Company, other than AIP, would have the opportunity to reduce the dilutive effect of the AIP Investment on their equity investment in the Company.

    In addition, the Rights Offering and the Investor Offering are intended to raise a minimum of $25 million of gross proceeds as part of the Company's on-going efforts to improve its liquidity. In establishing the size of the Investor Offering, the Board of Directors consulted with the Financial Advisor and management, and considered the Company's need for additional capital.

    The Subscription Price will be established by the Board of Directors prior to the commencement of the Rights Offering and will be equal to the greater of
(i) 70% of the average closing price of the Common Stock on the AMEX for a period to be designated by the Board or (ii) $1.10.

USE OF PROCEEDS

    If the Rights Offering and the Investor Offering are consummated, the gross proceeds to the Company from the Rights Offering and the Investor Offering would be $35 million before payment of related fees and expenses estimated to be $2.0 million. If the Investor Offering is not consummated because the Minimum Investor Condition is not satisfied, the gross proceeds from the Rights Offering would be less than $15 million and the related fees and expenses would be reduced to an estimated $1.1 million. Management expects that the net proceeds will be used to improve the Company's working capital position. If the Company determines in the future that it is advantageous to prepay a portion of its long-term debt prior to maturity, part of the net proceeds from the Rights Offering and the Investor Offering could be used to fund such prepayment. Pending such uses, the net proceeds will be invested in short-term, interest-bearing securities.

                              THE RIGHTS OFFERING

SHAREHOLDER RIGHTS

    Shareholders other than AIP will receive one Shareholder Right for each share of Common Stock held on the Record Date. An aggregate of approximately 8,150,000 Shareholder Rights will be distributed. Holders are entitled to purchase at the Subscription Price one share of Common Stock for each Shareholder Right held. The Shareholder Rights will expire on the Expiration Date. The Shareholder Rights will be transferable.

OPTIONHOLDER RIGHTS

    Holders of Options will receive one Optionholder Right for each share of Common Stock subject to an Option held on the Record Date. An aggregate of 600,000 Optionholder Rights will be distributed. Holders are entitled to purchase at the Subscription Price one share of Common Stock for each Optionholder Right held. The Optionholder Rights will expire on the Expiration Date. The Holder of an Optionholder Right will only be able to exercise such Right if such Holder (i) is an employee of the Company as of the Expiration Date (or in the case of a Holder whose Options were received from an employee of the Company, such employee is still employed by the Company as of the Expiration
Date), (ii) agrees not to sell any of the underlying Rights Shares during the 90-day period immediately following the Expiration Date and (iii) pays to the Company, on or before the Expiration Date, the Withholding Amount. Any such Holder who exercises a Right shall be deemed to have agreed to the 90-day resale restriction described above. The Optionholder Rights will not be transferable and the certificates evidencing such Rights will bear a legend to that effect. Certificates evidencing Rights Shares issued upon the exercise of Optionholder Rights will bear a legend that such Shares may not be transferred until after the 90th day following the Expiration Date.

EMPLOYEE RIGHTS

    The Eligible Employees (I.E., all employees of the Company, other than members of senior management, who were employed at any time during 1995 and on the Record Date) will receive an aggregate of 1,000,000 Employee Rights. The Employee Rights will be distributed among the Eligible Employees PRO RATA based on each Eligible Employee's W-2 earnings from the Company in 1995 relative to the aggregate W-2 earnings paid by the Company to all Eligible Employees in 1995. Holders are entitled to purchase at the Subscription Price one share of Common Stock for each Employee Right held. The Employee Rights will expire on the Expiration Date. The Holder of an Employee Right will only be able to exercise such Right if such Holder (i) is an employee of the Company as of the Expiration Date, (ii) agrees not to sell the underlying Rights Share during the 90-day period following the Expiration Date and (iii) pays to the Company, on or before the Expiration Date, the Withholding Amount. Any such Holder who exercises a Right shall be deemed to have agreed to the 90-day resale restriction described above. The Employee Rights will not be transferable and the certificates evidencing such Rights will bear a legend to that effect. Certificates evidencing Rights Shares issued upon the exercise of Employee Rights will bear a legend that such Shares may not be transferred until after the 90th day following the Expiration Date.

    The Employee Rights will also entitle the Holders thereof to the Oversubscription Privilege, pursuant to which such Holders who exercise their Employee Rights in full will also be able to subscribe for the Rights Shares underlying Employee Rights that expire without being exercised and up to 1,000,000 of the Rights Shares underlying Shareholder Rights that expire without being exercised. If an insufficient number of Rights Shares is available to satisfy all exercises of the Oversubscription Privilege, then the available Rights Shares will be prorated among Holders who exercise the Oversubscription Privilege based upon the respective number of Employee Rights of such

Holders. Any funds received by the Subscription Agent from Holders with respect to the Oversubscription Privilege that are not applied to the purchase of Rights Shares due to proration will be returned by mail as soon as practicable, without interest.

EXPIRATION DATE

    The  Rights will expire at 5:00 p.m., New York time, on              , 1996,
unless extended by the Company from time to time. Notwithstanding the foregoing,
the Expiration Date in no event shall be later than              , 1996,  except
that the Company reserves the right to extend the exercise period on one or more occasions if the Board of Directors determines that the occurrence of a material event necessitates an amendment of the Registration Statement or recirculation of this Prospectus, which forms a part thereof, in order to permit time for the distribution of such information. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

    If the Company elects to extend the Expiration Date, it will issue a press release to such effect not later than the first day on which the AMEX is open for trading following the most recently announced Expiration Date. In the event the Company elects to extend the Expiration Date by more than 14 calendar days, it will, in addition, cause written notice of such extension to be promptly sent to all Holders of record.

EXERCISE OF RIGHTS

    Rights may be exercised by delivering to the Subscription Agent, on or prior to 5:00 p.m., New York time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each Right exercised (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be by: (i) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to Chemical Mellon Shareholder Services, L.L.C. as Subscription Agent; or (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose at Chemical Bank, Account No. 323-213057, ABA No. 021-000-128, Reorganization Department; or (iii) in the case of a Holder exercising Optionholder Rights, the delivery of a promissory note to the Company in the form described under "Certain Relationships and Related Transactions." Payment of the Subscription Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order, (c) receipt of good funds in the Subscription Agent's account designated above, or
(d) receipt by the Company of the promissory note referred to in clause (iii) of the preceding sentence.

    IF PAYING BY UNCERTIFIED PERSONAL CHECK, PLEASE NOTE THAT THE FUNDS PAID THEREBY MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR. ACCORDINGLY, HOLDERS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH DATE AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

    In order to exercise an Optionholder Right or an Employee Right, the Holder will also have to pay to the Company the Withholding Amount on or before the Expiration Date. See "Payment of Withholding Amount Relating to Optionholder Rights and Employee Rights" below.

    The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is set forth below under "Subscription Agent."

    If a Holder wishes to exercise Rights, but time will not permit such Holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

           (i) such Holder has caused payment in full of the Subscription Price for each Rights Share being subscribed for to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

           (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guaranteed notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of the Company Subscription Certificates (the "Instructions") distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Holder, the number of Rights represented by the Subscription Certificate(s) held by such exercising Holder, the number of Rights Shares being subscribed for and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate(s) evidencing such Rights within three AMEX trading days following the date of the Notice of Guaranteed Delivery; and

          (iii) the properly completed Subscription Certificate(s), with any required signatures guaranteed, is received by the Subscription Agent within three AMEX trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy nos. (201) 296-4293 or (201) 296-4291). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Information Agent, whose address and telephone numbers are set forth under "Information Agent" below.

    A Holder who holds shares of Common Stock for the account of others, such as a broker, a trustee or a depository for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owner's intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete the Subscription Certificate and submit it to the Subscription Agent with the proper payment. In addition, the beneficial owner of Common Stock or Rights held through such a holder of record should contact the Holder and request the Holder to effect transactions in accordance with the beneficial owner's instructions.

    Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the Holder or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.

    If either the number of Rights Shares being subscribed for is not specified on the Subscription Certificate, or the amount delivered is not enough to pay the Subscription Price for all Rights Shares stated to be subscribed for, the number of Rights Shares subscribed for will be assumed to be the maximum amount that could be subscribed for upon payment of such amount, after allowance for the Subscription Price of any specified Rights Shares.

    The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

    THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDER, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS

MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RIGHTS HOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

    All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. NEITHER THE COMPANY NOR THE SUBSCRIPTION AGENT WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECT OR IRREGULARITY IN CONNECTION WITH THE SUBMISSION OF SUBSCRIPTION CERTIFICATES OR INCUR ANY LIABILITY FOR FAILURE TO GIVE SUCH NOTIFICATION.

    Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus or the Instructions or the Notice of Guaranteed Delivery should be directed to the Information Agent whose address and telephone numbers are set forth under "Information Agent" below.

NO REVOCATION

    ONCE A HOLDER OF RIGHTS HAS EXERCISED THOSE RIGHTS, SUCH EXERCISE MAY NOT BE REVOKED.

PAYMENT OF WITHHOLDING AMOUNT RELATING TO OPTIONHOLDER RIGHTS AND EMPLOYEE
RIGHTS

    A Holder exercising Optionholder Rights or Employee Rights must pay to the Company the Withholding Amount, which will equal (i) 0. multiplied by (ii)
$       multiplied  by (iii) the  number of Rights  Shares being subscribed  for
(including pursuant to the Oversubscription Privilege). The Withholding Amount must be paid by check or cash (unless otherwise agreed to by the Company) and must be received by the Company on or before the Expiration Date. To the extent that a Holder's Oversubscription Privilege is not fulfilled due to proration, the related Withholding Amount will be returned by mail as soon as practicable, without interest.

    The Withholding Amount must be sent to the following address:

                            Hawaiian Airlines, Inc.
                        3375 Koapaka Street, Suite G-350
                             Honolulu, Hawaii 96819
                  Attention: Accounting -- Payroll Department

    FAILURE OF A HOLDER TO PAY THE FULL WITHHOLDING AMOUNT IN A TIMELY MANNER WILL VOID THE EXERCISE OF THE RIGHTS BEING EXERCISED AND THE SUBSCRIPTION PRICE WILL BE RETURNED TO THE HOLDER, WITHOUT INTEREST.

    DO  NOT  SEND  THE  WITHHOLDING  AMOUNT  TO  THE  SUBSCRIPTION  AGENT.   THE
WITHHOLDING AMOUNT MUST BE SENT TO THE COMPANY.

FRACTIONAL SHARES

    Fractional Rights will not be distributed by the Company and a Right may not be exercised in part.

SPECIAL PROVISIONS REGARDING RIGHTS HELD BY STOCK PLANS

    As shareholders of record as of the Record Date, the Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants, the Hawaiian Airlines, Inc. 401(k) Savings Plan and the Hawaiian Airlines, Inc. Pilots 401(k) Plan (each a "Plan") will receive Shareholder Rights. These Rights will be allocated by the Plan trustee to the Plan accounts in which shares of Common Stock are held as of the Record Date. Each Plan participant will then have the right to instruct the Plan trustee regarding the sale or exercise of the Rights allocated to such participant's account, including the liquidation of current investments in the participants' Plan account to fund the Subscription Price.

    The trustee of the Plans will provide participants with instructions on how to instruct the trustee to exercise Rights. Such instructions must be received
by the Plan trustee no later than  5:00 p.m., New York time, on                ,
1996 (or such later date as shall be the sixth business day preceding the Expiration Date), after which time the Plan trustee will use its best efforts to sell any Rights as to which timely instructions have not been received.

    Notwithstanding that the accounts of many participants in the Plans currently hold fractional shares of Common Stock, the Rights distributed to the Plans will be allocated by the Plan trustee among the various Plan accounts so that each account will receive a number of Rights corresponding to the number of whole shares of Common Stock held in such account. The Plan trustee will aggregate the unallocated fractional Rights and use its best efforts to sell such Rights and allocate the proceeds from the sale to the Plan accounts otherwise entitled to such fractional Rights.

METHOD OF TRANSFERRING SHAREHOLDER RIGHTS

    The Shareholder Rights are expected to be listed for trading on the AMEX and the PSE and may be purchased or sold through usual investment channels, including banks and brokers. Trading in Rights will cease on the close of business on the business day preceding the Expiration Date.

    The Shareholder Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate may be transferred (but only in units to purchase whole shares) by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Holder or, if the Holder so instructs, to an additional transferee.

    The Shareholder Rights evidenced by a Subscription Certificate also may be sold, in whole or in part (but only in units to purchase whole shares), through the Subscription Agent by delivering to the Subscription Agent such Subscription Certificate properly executed for sale by the Subscription Agent. If only a portion of the Rights evidenced by a single Subscription Certificate is to be sold by the Subscription Agent, such Subscription Certificate must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold.

    Promptly following the Expiration Date, the Subscription Agent will send the Holder a check for the net proceeds from the sale of such Shareholder Rights. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent for all Rights sold by it at the request of Holders, less any applicable brokerage commissions, taxes and other direct expenses of sale. The Company will pay the fees charged by the Subscription Agent for effecting such sales. Orders to sell Rights must be received by the Subscription Agent prior to 11:00 a.m., New York time, on the fifth business day preceding the Expiration Date. The Subscription Agent's obligation to execute orders for the sale of Rights is subject to its ability to find buyers.

    Holders wishing to transfer all or a portion of their Shareholder Rights (but only in units to purchase whole shares) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. If time does not permit a transferee of a Right who wishes to exercise its Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such transferee should make use of the Guaranteed Delivery Procedure described under "Exercise of Rights" above. Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates or new Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

    Trading in the Rights will cease at the close of business on the business day preceding the Expiration Date.

    Except for the fees charged by the Subscription Agent (which will be paid by the Company as described below), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

    Shareholder Rights will be eligible for transfer through, and the exercise of the Rights may be effected through, the facilities of Depository Trust Company ("DTC"; Rights exercised through DTC are referred to as "DTC Exercised Rights"). The holder of a DTC Exercised Right may exercise the Right in respect of such DTC Exercised Right by properly executing and delivering to the Subscription Agent at or prior to 5:00 p.m., New York time, on the Expiration Date, respectively, a DTC Participant Right Exercise Form, together with payment of the appropriate Subscription Price for the number of Rights Shares for which the Rights are being exercised. Copies of the DTC Participant Right Exercise Form may be obtained from the Information Agent.

SUBSCRIPTION AGENT

    The Company has appointed Chemical Mellon Shareholder Services, L.L.C. as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price must be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, is:

         IF BY MAIL:                    IF BY HAND:             IF BY OVERNIGHT COURIER:
      Chemical Bank --               Chemical Bank --               Chemical Bank --
    Reorganization Dept.           Reorganization Dept.           Reorganization Dept.
        P.O. Box 837             120 Broadway, 13th Floor       120 Broadway, 13th Floor
       Midtown Station              New York, NY 10271             New York, NY 10271
     New York, NY 10018

    Subscription Price  payments  received by  the  Subscription Agent  will  be
deposited  into escrow with                       , as escrow agent, pending the
application or return of such payments in accordance with the terms of the Rights Offering.

    The Company will pay the Subscription Agent and the escrow agent reasonable and customary compensation for their services in connection with the Rights Offering and will reimburse them for their reasonable out-of-pocket expenses in connection therewith.

INFORMATION AGENT

    Any questions regarding the Rights Offering, including the procedures for exercising Rights, and requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Information Agent at [800 number].

    The Company will pay the Information Agent reasonable and customary compensation for its services in connection with the Rights Offering and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

    NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE FINANCIAL ADVISOR MAKES ANY RECOMMENDATION TO HOLDERS WITH RESPECT TO WHETHER A HOLDER SHOULD EXERCISE RIGHTS TO PURCHASE SHARES OF THE COMMON STOCK PURSUANT TO THE RIGHTS OFFERING, TO INVESTORS WITH RESPECT TO WHETHER AN INVESTOR SHOULD PURCHASE SHARES OF THE COMMON STOCK, OR TO PERSONS WITH RESPECT TO WHETHER A PERSON SHOULD PURCHASE RIGHTS.

                             THE INVESTOR OFFERING

    The Company is currently negotiating the terms of the Stock Purchase Agreements with certain institutional investors, high net worth individuals and non-employee directors and members of senior management of the Company (I.E., the Investors) and expects to enter into Stock Purchase Agreements with such Investors prior to the commencement of the Rights Offering. It is anticipated that the Investors will severally agree, subject to certain conditions, to purchase from the Company at the Subscription Price the 2,250,000 Committed Shares and the Standby Shares. The Standby Shares will be equal to the lesser of
(i) the number of Rights Shares subject to Rights that expire without being exercised and are not purchased pursuant to the Oversubscription Privilege and
(ii) shares. Although definitive terms have not been agreed upon, the Company expects that all of the Stock Purchase Agreements will contain substantially the same terms. A master form of Stock Purchase Agreement will be filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

    The Company expects that the obligations of the Investors under the Stock Purchase Agreements will not be subject to any conditions relating to the absence of a material adverse change in the financial condition, business or results of operations of the Company, or to the absence of adverse developments in financial markets, the outbreak of hostilities or other matters beyond the control of the Company. However each Investor's obligations under the applicable Stock Purchase Agreement will be subject to certain other conditions, including the Minimum Investor Condition (I.E. the requirement that at least
Rights Shares be issued pursuant to the exercise of Rights (including pursuant to the Oversubscription Privilege)), which is the number of Rights Shares that will result in receipt of $15 million of gross proceeds by the Company.

    The Company expects that, with certain exceptions, each Investor will agree with the Company that until the closing date of the Investor Offering, such Investor will not offer, sell, contract to sell or otherwise dispose of, or bid for, purchase, contract to purchase or otherwise acquire, any shares of Common Stock without the prior written consent of the Company.

    The following table sets forth certain information relating to the Investors. Certain Investors are acting on behalf of investment accounts over which they have discretionary authority or otherwise have been empowered to act.

NAME                                                      COMMITTED SHARES    MAXIMUM STANDBY SHARES
- --------------------------------------------------------  -----------------  ------------------------


Total...................................................

    Jefferies is assisting the Company in the identification of prospective Investors. See "The Financial Advisor."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    In the opinion of Gibson, Dunn & Crutcher LLP, counsel to the Company, the following is an accurate discussion of the federal income tax consequences of the Rights Offering that are likely to be material to the Holders upon the issuance, exercise, disposition and lapse of the Rights.

    This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change on a prospective or retroactive basis. The tax consequences of the Rights Offering under state, local and foreign law are not discussed. Moreover, special considerations not described herein may apply to certain taxpayers, such as financial institutions, broker-dealers, life insurance companies, regulated investment companies, foreign entities, individuals who are not residents of the United States for federal income tax purposes, and tax-exempt organizations or accounts. The discussion is limited to those who have held the Common Stock, and will hold the Rights (other than Optionholder Rights and Employee Rights) and any Common Stock acquired upon the exercise of Rights as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. The discussion does not apply to purchases of Common Stock pursuant to a Stock Purchase Agreement.

SHAREHOLDER RIGHTS

    ISSUANCE OF  THE SHAREHOLDER  RIGHTS.   Holders  of  Common Stock  will  not
recognize taxable income for federal income tax purposes in connection with the receipt of the Shareholder Rights.

    BASIS AND HOLDING PERIOD OF THE SHAREHOLDER RIGHTS. If, either (i) the fair market value of the Shareholder Rights on the date of issuance is equal to 15% or more of the fair market value (on such date) of the Common Stock with respect to which they are received or (ii) the shareholder properly elects, in the shareholder's federal income tax return for the taxable year in which the Shareholder Rights are received, to allocate part of the basis of such Common Stock to the Shareholder Rights, then upon exercise or transfer of the Shareholder Rights, the shareholder's basis in such Common Stock will be allocated between the Common Stock and the Shareholder Rights exercised or transferred in proportion to the fair market values of each on the date of issuance. Except as provided in the preceding sentence, the basis of the Shareholder Rights received by a shareholder as a distribution with respect to such shareholder's Common Stock will be zero.

    The holding period of a shareholder with respect to the Shareholder Rights received as a distribution on such shareholder's Common Stock will include the shareholder's holding period for the Common Stock with respect to which the Shareholder Rights were issued.

    In the case of a purchaser of Shareholder Rights, the tax basis of such Shareholder Rights will be equal to the purchase price paid therefor, and the holding period for such Shareholder Rights will commence on the day following the date of the purchase.

    TRANSFER OF THE SHAREHOLDER RIGHTS. A shareholder who sells the Shareholder Rights prior to exercise will recognize gain or loss equal to the difference between the amount realized from the sale and such shareholder's basis (if any) in the Shareholder Rights sold. Such gain or loss will be capital gain or loss if gain or loss from a sale of the underlying Rights Shares would be characterized as capital gain or loss at the time of such sale. Any gain or loss recognized on a sale of Shareholder Rights acquired by purchase will be capital gain or loss if the underlying Rights Shares would be a capital asset in the hands of the seller.

    LAPSE OF THE SHAREHOLDER RIGHTS. Shareholders who allow the Shareholder Rights received by them to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock, if any, owned by such shareholders.

    Purchasers of the Shareholder Rights will be entitled to a loss equal to their tax basis in the Shareholder Rights, if such Shareholder Rights expire unexercised. Any loss recognized on the expiration of the Shareholder Rights acquired by purchase will be a capital loss if the underlying Rights Shares would be a capital asset in the hands of the purchaser.

    EXERCISE OF THE SHAREHOLDER RIGHTS; BASIS AND HOLDING PERIOD OF COMMON STOCK. Holders of Shareholder Rights will not recognize any gain or loss upon the exercise of Shareholder Rights. The basis of the Common Stock acquired through exercise of the Shareholder Rights will be equal to the sum of the Subscription Price paid therefor and the holder's basis in such Shareholder Rights (if any).

    The holding period for the Common Stock acquired through exercise of the Shareholder Rights will begin on the date the Shareholder Rights are exercised.

OPTIONHOLDER RIGHTS AND EMPLOYEE RIGHTS

    RECEIPT OF OPTIONHOLDER RIGHTS OR EMPLOYEE RIGHTS. Holders of Optionholder Rights and Employee Rights should not recognize taxable income for federal income tax purposes in connection with the receipt of such Rights.

    LAPSE  OF OPTIONHOLDER RIGHTS  OR EMPLOYEE RIGHTS.   There should  be no tax
consequences upon the lapse of an Optionholder Right or an Employee Right.

    EXERCISE OF OPTIONHOLDER RIGHTS OR EMPLOYEE RIGHTS. Holders of Optionholder Rights or Employee Rights who exercise those Rights generally will recognize ordinary income on the Expiration Date in an amount equal to the excess, if any, of the fair market value of the underlying Rights Shares on that date over the Subscription Price. This amount will be subject to applicable withholding and, as a condition to exercise of Optionholder Rights or Employee Rights, the Holders are required to remit the Withholding Amount to the Company, in addition to remitting the Subscription Price to the Subscription Agent. See "The Rights Offering -- Payment of Withholding Amount Relating to Optionholder Rights and Employee Rights." Insiders (as defined below) are subject to special tax treatment as described under "Special Rules Applicable to Insiders" below. In addition, special rules may apply to Holders who finance the Subscription Price to exercise an Optionholder Right with proceeds of a loan from the Company, and such Holders should consult their own tax advisors regarding the tax issues arising from such financing.

    SPECIAL RULES APPLICABLE TO INSIDERS. Except as discussed below, if a Holder of an Optionholder Right is a director, officer or shareholder subject to
Section 16 of the Exchange Act (an "Insider") and exercises such Right, the timing of the recognition of any ordinary income will be deferred until, and the amount of ordinary income should be determined based on the fair market value (or sales price in the case of a disposition) of the underlying Rights Shares upon, the earlier of the following two dates: (i) six months after the date of issuance of the Right or (ii) a disposition of the underlying Rights Shares, unless the Insider makes an election under Section 83(b) of the Code (an "83(b) Election") within 30 days after the Expiration Date to recognize ordinary income based on the value of the Common Stock on the date of exercise. Special rules apply to an Insider who exercises a Right if the Subscription Price is greater than the fair market value of the underlying Rights Shares on the Exercise Date. In addition, special rules may apply if an Insider who exercises an Optionholder Right acquires shares of Common Stock (other than pursuant to the exercise of Rights) within the six-month period following the issuance of such Optionholder Right. Insiders should consult their tax advisors to determine the tax consequences to them of exercising Optionholder Rights.

    BASIS AND HOLDING PERIOD OF COMMON STOCK. A Holder's basis in a share of Common Stock received upon the exercise of an Optionholder Right or an Employee Right will equal the Subscription Price paid therefor (excluding withholding taxes paid together with the Subscription Price) plus the amount includible in income as ordinary income as discussed above.

    The holding period for Common Stock acquired upon exercise of an Optionholder Right or an Employee Right by Holders other than Insiders will begin just after the Expiration Date. The holding period for the Common Stock acquired upon exercise of an Optionholder Right by an Insider will begin upon the expiration of the six-month holding period imposed under Section 16(b) of the Exchange Act unless the Insider makes an 83(b) Election with respect to such stock, in which case the holding period would begin just after the Expiration Date.

INFORMATION REPORTING AND WITHHOLDING

    Under the backup withholding rules of the Code, Holders may be subject to backup withholding at the rate of 31 percent with respect to payments made pursuant to the Rights Offering unless such Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number and certifies under penalties of perjury that the taxpayer identification number is correct and that the Holder is not subject to backup withholding because of a failure to report all dividends and interest income. Any amount withheld under these rules will be credited against such Holder's federal income tax liability. The Company may require Holders to establish exemption from backup withholding or to make arrangements satisfactory to the Company with respect to the payment of backup withholding.

    Withholding Amounts remitted by persons exercising Optionholder Rights or Employee Rights will be applied against the related federal and state tax liabilities of such Holders, and will be reported, together with the appropriate amount of taxable income arising from such exercise, on a Form W-2 issued to such persons. If the Withholding Amount paid by a Holder exceeds such Holder's actual liability, such excess will not be refunded directly by the Company (except for Withholding Amounts paid with respect to the Oversubscription Privilege and for which the Holder did not receive Rights Shares), but may be refunded by the applicable tax authority following timely application therefor by the Holder. In the event the Company determines that the Withholding Amount remitted by the Holder in respect of tax withholding is insufficient to satisfy the actual withholding required, the Company, without further notice, may withhold the additional amounts from other compensation due to the Holder from the Company.

    THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH HOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING APPLICABLE TO HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is listed on the AMEX and the PSE. The following table indicates the high and low sales prices for a share of the Common Stock as reported by the AMEX for the periods indicated.

PERIOD                                                                                                 HIGH        LOW
- ---------                                                                                            ---------  ---------
1996:      Second Quarter (through May 29).........................................................  $   6 3/8  $   2 7/8
           First Quarter...........................................................................  $   3 1/2  $   1 5/8
1995:      Fourth Quarter..........................................................................  $   3 7/8  $  2 3/16
           Third Quarter...........................................................................  $  6 7/16  $   2 3/4
           Second Quarter (commencing June 19)*....................................................  $  13 1/2  $   1 5/8

- ------------------------
* The first day of trading of the Common Stock following the Reorganized Company's emergence from bankruptcy.

    On May 29, 1996, the day immediately preceding the day on which the Registration Statement of which this Prospectus is a part was first filed with the Commission, the closing sale price for a share of the Common Stock as reported on the AMEX was $5 5/8.

    The Reorganized Company has never declared a dividend on the Common Stock and does not expect to declare a dividend in the foreseeable future.

    Moreover, the Company is prohibited from paying dividends by the terms of the Credit Facility. The American Note limits the Company's ability to pay dividends.

                                 CAPITALIZATION

    The table below presents the capitalization of the Company at March 31, 1996 on an actual, pro forma and as adjusted basis, and should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus. The pro forma capitalization gives effect to the Company's (i) repurchase of 827,221 shares of Common Stock from the GPA Companies at $1.10 per share, (ii) repayment at a 15% discount of approximately $3.5 million of long-term debt owed to the GPA Companies, and (iii) borrowing under the Credit Facility to fund such repurchase and repayment, all of which occurred on April 29, 1996. The Case A as adjusted capitalization gives effect to the GPA Companies transaction and to the exercise of the maximum number of Rights that can be exercised without satisfying the Minimum Investor Condition (assuming a Subscription Price of $2.92) and the payment of fees and expenses related thereto estimated to be $1.1 million; the Case B as adjusted capitalization gives effect to the GPA Companies transaction and to the consummation in full of the Rights Offering and the Investor Offering (assuming a Subscription Price of $2.92) and the payment of fees and expenses related thereto estimated to be $2.0 million. See "Purpose of the Rights Offering and Use of Proceeds." The capitalization as adjusted is not necessarily indicative of the capitalization that would have occurred if the Rights Offering (in Case A) or the Rights Offering and the Investor Offering (in Case B) had been consummated on March 31, 1996, nor is it necessarily indicative of the future capitalization of the Company.

                                                                            AT MARCH 31, 1996
                                                          -----------------------------------------------------
                                                                                            AS ADJUSTED
                                                                                     --------------------------
                                                                                        CASE A        CASE B
                                                            ACTUAL    PRO FORMA (1)     (1)(2)        (1)(3)
                                                          ----------  -------------  ------------  ------------
                                                                         (DOLLARS IN THOUSANDS)
Cash and cash equivalents...............................  $   13,452   $    13,452    $   25,600    $   44,700
                                                          ----------  -------------  ------------  ------------
                                                          ----------  -------------  ------------  ------------
Current portion of long-term debt and capital leases....  $    8,934   $     8,737    $    8,737    $    8,737
                                                          ----------  -------------  ------------  ------------
                                                          ----------  -------------  ------------  ------------
Long-term debt:
  Credit Facility.......................................  $       --   $     4,405    $    4,405    $    4,405
  American Note (4).....................................       6,684         6,684         6,684         6,684
  Capitalized lease obligations.........................       9,396         9,396         9,396         9,396
  Other.................................................       4,934         1,636         1,636         1,636
                                                          ----------  -------------  ------------  ------------
    Total long-term debt................................      21,014        22,121        22,121        22,121
                                                          ----------  -------------  ------------  ------------
Shareholders' equity:
  Common Stock, par value $.01 per share; 60,000,000
   shares authorized; 27,582,000 shares issued and
   outstanding (26,755,000 shares pro forma and
   31,892,000 shares as adjusted (Case A) and 38,755,000
   shares as adjusted (Case B)) (5).....................         276           268           319           388
  Special Preferred Stock, par value $.01 per share;
   seven shares authorized; seven shares issued and
   outstanding (seven shares pro forma and as
   adjusted)............................................          --            --            --            --
  Capital in excess of par value........................      59,613        58,711        70,808        89,839
  Warrants..............................................       2,646         2,646         2,646         2,646
  Minimum pension liability.............................      (1,171)       (1,171)       (1,171)       (1,171)
  Accumulated deficit...................................     (12,239)      (11,818)      (11,818)      (11,818)
                                                          ----------  -------------  ------------  ------------
    Total shareholders' equity..........................      49,125        48,636        60,784        79,884
                                                          ----------  -------------  ------------  ------------
      Total capitalization..............................  $   70,139   $    70,757    $   82,905    $  102,005
                                                          ----------  -------------  ------------  ------------
                                                          ----------  -------------  ------------  ------------

- ------------------------
(1) Gives effect to (i) the repurchase and retirement of 827,221 shares of Common Stock at $1.10 per share, (ii) the repayment at a 15% discount of approximately $3.5 million of long-term debt and (iii) the borrowing of $4.4 million under the Credit Facility to fund such repurchase and repayment, all of which occurred on April 29, 1996.

(2) Gives effect to (i) the receipt of $15.0 million of gross proceeds from the Rights Offering, net of $1.752 million of proceeds payable upon the exercise of Optionholder Rights through the delivery of promissory notes (see "Certain Relationships and Related Transactions"), and (ii) the payment of $1.1 million in related fees and expenses.

(3) Gives effect to (i) the receipt of $35.0 million of gross proceeds from the Rights Offering and the Investor Offering, net of $1.752 million of proceeds payable upon the exercise of Optionholder Rights through the delivery of promissory notes (see "Certain Relationships and Related Transactions"), and
    (ii) the payment of $2.0 million of related fees and expenses.

(4) Net of debt issuance costs of approximately $1.8 million.

(5) Includes shares reserved for issuance under the Plan of Reorganization and excludes the following shares of Common Stock reserved for issuance: (i) 600,000 upon the exercise of Options granted under the 1994 Stock Option Plan; (ii) 1,897,946 shares upon the exercise of the AMR Warrants; (iii) 1,576,367 shares upon the exercise of the Reorganization Warrants; and (iv) 2,000,000 shares upon the exercise of options that may be granted from time to time in the future under the 1996 Stock Incentive Plan.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

    The following table sets forth for the periods indicated selected financial data for the Company. The statement of operations data for the years ended
December 31, 1991, 1992, 1993 and 1995, the period from January 1, 1994 to September 11, 1994, the period from September 12, 1994 to December 31, 1994 and the balance sheet data at December 31, 1991, 1992, 1993, 1994 and 1995 and September 11, 1994 have been derived from the Company's financial statements and notes thereto, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The report of KPMG Peat Marwick LLP on the Company's December 31, 1995 financial statements contains an explanatory paragraph that states that the financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start accounting and, as a result, the financial statements of the Reorganized Company are presented on a basis different than those of the Predecessor Company. In addition, the report of KPMG Peat Marwick LLP on the Company's December 31, 1995 financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations, deficit working capital and limited sources of additional liquidity raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

    The following selected financial and operating data are qualified by the more detailed financial statements of the Company and the notes thereto included elsewhere in this Prospectus and should be read in conjunction with such financial statements and notes and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The statement of operations data for the quarters ended March 31, 1995 and 1996 and the balance sheet data at March 31, 1995 and 1996 are derived from unaudited financial statements which, in the opinion of management, have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The results of operations for the quarter ended March 31, 1996 are not necessarily indicative of results to be expected for the full year.

                                                                          PREDECESSOR COMPANY
                                                    ----------------------------------------------------------------
                                                                                                        PERIOD FROM
                                                                       YEAR ENDED                       JANUARY 1,
                                                                      DECEMBER 31,                        1994 TO
                                                    ------------------------------------------------   SEPTEMBER 11,
                                                         1991             1992             1993            1994
                                                    --------------   --------------   --------------   -------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Operating Revenues
    Passenger.....................................  $  257,760(1)    $  342,096(1)    $  273,386        $  199,502
    Charter.......................................      87,853(2)        27,430(2)         7,169(3)            135
    Cargo.........................................      11,821           16,866           15,000            11,039
    Other.........................................       7,608            8,684            8,554             6,147
                                                    --------------   --------------   --------------   -------------
      Total.......................................     365,042          395,076          304,109           216,823
  Operating expenses..............................      460,035(4)       506,117(4)      328,947           223,244
                                                    --------------   --------------   --------------   -------------
  Operating income (loss).........................     (94,993)        (111,041)         (24,838)           (6,421)
  Nonoperating income (expense)...................      (6,165)          29,090          (56,690)          (14,253)
  Loss before income taxes, extraordinary items
   and cumulative effect of change in accounting
   principles.....................................     (98,548)         (81,951)         (81,528)          (20,674)
  Net income (loss)...............................     (98,548)          28,963          (69,424)          169,389
  Net loss per share..............................         N/M*             N/M*             N/M*              N/M*
  Weighted average shares outstanding.............       2,777            5,123            6,170             7,137
OTHER DATA:
  Revenue passengers (6)..........................       3,765            4,647            4,337             3,363
  Revenue passenger miles (RPM) (7)...............   2,021,698        3,322,045        2,870,713         2,204,855
  Available seat miles (ASM) (8)..................   3,203,842        4,710,795        3,850,133         2,944,822
  Passenger load factor (9).......................        63.1%            70.5%            74.6%             74.9%
  Yield per RPM (10)..............................        12.7 CENTS       10.3 CENTS        9.5 CENTS         9.0 CENTS
  Total available seat miles (TASM) (11)..........   4,114,270        5,002,034        3,871,071         2,945,679
  Operating revenue per TASM......................         8.9 CENTS        7.9 CENTS        7.9 CENTS         7.4 CENTS
  Costs per TASM (CTASM) (12).....................        11.2 CENTS       10.1 CENTS        8.5 CENTS         7.6 CENTS
  EBITDA (13).....................................     (49,485)         (67,374)          (4,869)           (2,336)
  Depreciation and amortization expense...........      (8,799)          (6,965)          (5,969)           (4,085)
  Capital expenditures............................       6,896           15,373            7,037             3,682

                                                                     REORGANIZED COMPANY
                                                    -----------------------------------------------------
                                                     PERIOD FROM
                                                    SEPTEMBER 12,                      QUARTER ENDED
                                                       1994 TO       YEAR ENDED          MARCH 31,
                                                    DECEMBER 31,    DECEMBER 31,   ----------------------
                                                        1994            1995          1995        1996
                                                    -------------   ------------   ----------  ----------

STATEMENT OF OPERATIONS DATA:
  Operating Revenues
    Passenger.....................................    $  80,675      $  297,527    $   65,601  $   79,811
    Charter.......................................          536          22,200         3,567       6,971
    Cargo.........................................        5,300          18,169         3,961       4,813
    Other.........................................        2,646           9,008         2,379       2,467
                                                    -------------   ------------   ----------  ----------
      Total.......................................       89,157         346,904        75,508      94,062
  Operating expenses..............................       95,425         348,805        82,935      93,666
                                                    -------------   ------------   ----------  ----------
  Operating income (loss).........................       (6,268)         (1,901)       (7,427)        396
  Nonoperating income (expense)...................          117          (3,605)         (867)       (978)
  Loss before income taxes, extraordinary items
   and cumulative effect of change in accounting
   principles.....................................       (6,151)         (5,506)       (8,294)       (582)
  Net income (loss)...............................       (6,151)         (5,506)       (8,294)       (582)
  Net loss per share..............................    $   (0.65)     $    (0.59)   $    (0.88) $    (0.03)
  Weighted average shares outstanding.............        9,400(5)        9,400(5)      9,400(5)     21,521(5)
OTHER DATA:
  Revenue passengers (6)..........................        1,221           4,781         1,152       1,269
  Revenue passenger miles (RPM) (7)...............      675,484       3,171,366       680,342     809,797
  Available seat miles (ASM) (8)..................    1,050,827       4,238,319       939,543   1,112,525
  Passenger load factor (9).......................         64.3%           74.8%         72.4%       72.8%
  Yield per RPM (10)..............................         11.9 CENTS         9.4  ENTS        9.6   NTS        9.9 CENTS
  Total available seat miles (TASM) (11)..........    1,054,110       4,677,461     1,010,073   1,244,292
  Operating revenue per TASM......................          8.5 CENTS         7.4  ENTS        7.5   NTS        7.6 CENTS
  Costs per TASM (CTASM) (12).....................          9.1 CENTS         7.5  ENTS        8.2   NTS        7.5 CENTS
  EBITDA (13).....................................       (3,995)          5,536        (5,601)      2,256
  Depreciation and amortization expense...........       (2,273)         (7,437)       (1,826)     (1,860)
  Capital expenditures............................        3,603           9,165         2,483       1,680

                                                                    AT DECEMBER 31,                         AT
                                                    ------------------------------------------------   SEPTEMBER 11,
                                                         1991             1992             1993            1994
                                                    --------------   --------------   --------------   -------------
BALANCE SHEET DATA:
  Cash and cash equivalents.......................       8,422            1,928            4,273             2,463
  Working capital deficit.........................    (108,096)        (168,656)         (41,224)          (47,055)
  Property and equipment, net.....................      65,317           38,956           36,558            33,312
  Total assets....................................     133,758          105,743          105,540           167,211
  Long-term debt and capital leases, including
   current maturities.............................      88,043            8,825            4,790            31,822
  Shareholders' equity (deficit)..................    (206,467)        (142,720)        (209,882)           40,000

                                                          AT DECEMBER 31,               AT MARCH 31,
                                                    ----------------------------   ----------------------
                                                        1994            1995          1995        1996
                                                    -------------   ------------   ----------  ----------
BALANCE SHEET DATA:
  Cash and cash equivalents.......................        3,501           5,389         5,387      13,542
  Working capital deficit.........................      (45,827)        (51,699)      (50,140)    (21,723)
  Property and equipment, net.....................       37,756          41,391        39,203      41,756
  Total assets....................................      163,301         161,640       161,129     171,576
  Long-term debt and capital leases, including
   current maturities.............................       36,217          24,314        32,730      29,948
  Shareholders' equity (deficit)..................       33,849          29,178        25,555      49,125

- ------------------------------
  * not meaningful

 (1) Includes revenue derived from a Honolulu to Fukuoka, Japan route operated under a wet-lease arrangement with Northwest. Operating authority for the route was transferred to Northwest on September 28, 1992.

 (2) Includes revenue derived from military charter flights.

 (3) Includes revenue derived from military charter flights flown prior to January 1, 1993.

 (4) Includes expenses incurred for a Honolulu to Fukuoka, Japan route operated under a wet-lease arrangement with Northwest. Operating authority for the route was transferred to Northwest on September 28, 1992. Also includes expenses incurred for military charter flights.

 (5) Includes shares reserved for issuance under the Plan of Reorganization.

 (6) Represents the number of passengers flying on scheduled flights.

 (7) Represents the number of flight miles flown by revenue passengers.

 (8) Represents the number of seats available for revenue passengers multiplied by the number of miles those seats are flown.

 (9) Represents RPMs divided by ASMs.

(10) Represents passenger revenue divided by RPMs.

(11) Represents the number of seats available for revenue passengers and charter passengers multiplied by the number of miles those seats are flown.

(12) Represents operating expenses divided by TASMs.

(13) Consists of earnings before interest, income taxes, depreciation and amortization and certain other charges, including restructuring charges of approximately $36.7 million and $14.0 million in 1992 and 1993, respectively, and write-off of intangibles of approximately $36.7 million in 1991. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to net income as an indicator of financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA is presented solely as supplemental disclosure because the Company understands that such data is used by certain investors to analyze companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    Hawaiian Airlines was adversely affected by the unpredictable and often unfavorable industry and economic conditions of the past five years. The Interisland and Transpac routes served by the Company are highly competitive and are subject to seasonal and cyclical volatility primarily due to seasonal leisure and holiday travel. The Company typically experiences low traffic levels in the first quarter of the year and strong travel periods during June, July, August and December. The Company, along with other airlines, uses discount fares and other promotions to stimulate traffic during normally slack travel periods, to generate cash flow and to sustain relative market share in its Interisland and Transpac markets. See "Business -- Operations."

    In 1989, the Company was the subject of a leveraged acquisition by an investor group. Due to a number of factors, the Company began to experience severe financial difficulty and on September 21, 1993, Hawaiian Airlines voluntarily commenced a Chapter 11 reorganization process and emerged from bankruptcy less than a year later on September 12, 1994, the effective date of the Plan of Reorganization (the "Effective Date"). The Chapter 11 process resulted in the Company recognizing an extraordinary gain of $190.1 million, representing the relief of $204.7 million of liabilities, net of offsets and certain liabilities that survived the reorganization.

    Consistent with the industry, excluding the effect of nonrecurring noncash transactions, the Company improved its operating and net income performance in 1995. Nevertheless, the Company's working capital deficit during 1995 reached an extreme level, even by industry standards. To address this problem, in January 1996 the Company consummated a series of transactions, including the completion of the $20 million AIP Investment and certain arrangements and agreements with American and the Company's labor unions. These transactions have improved the Company's liquidity substantially and will result in reduced cash operating expenses over the next several years. Nonetheless, the Company had a $21.7 million working capital deficit at March 31, 1996. See "Risk Factors -- Ability of Company to Continue as a Going Concern."

    The report of KPMG Peat Marwick LLP on the Company's December 31, 1995 financial statements contains an explanatory paragraph that states that the financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start accounting and, as a result, the financial statements of the Reorganized Company are presented on a basis different than those of the Predecessor Company. In addition, the report of KPMG Peat Marwick LLP on the Company's December 31, 1995 financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations, deficit working capital and limited sources of additional liquidity raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty. Management recognizes that the continuation of the Company as a going concern is dependent upon a return to profitability, positive cash flow from operations and the generation of adequate funds to meet its ongoing obligations.

    The Rights Offering and the Investor Offering are intended to raise a minimum of $25 million of gross proceeds as part of the Company's on-going efforts to improve its liquidity. However, there can be no assurances that the Rights Offering and the Investor Offering can be successfully completed.

    The following discussion should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Prospectus

RESULTS OF OPERATIONS

    OPERATING REVENUES.   The following  table compares  operating revenues,  in
thousands, by service type:

                                                                                     QUARTER ENDED
                                                  YEAR ENDED DECEMBER 31,              MARCH 31,
                                           -------------------------------------  --------------------
                                              1993         1994         1995        1995       1996
                                           -----------  -----------  -----------  ---------  ---------
Interisland:
  Passenger..............................  $   118,530  $   119,750  $   122,079  $  30,987  $  34,275
  Charter................................        1,016           25           33         --         --
  Cargo..................................        6,954        6,513        6,702      1,653      1,495
  Other..................................        5,569        5,645        5,665      1,450      1,617
                                           -----------  -----------  -----------  ---------  ---------
                                               132,069      131,933      134,479     34,090     37,387
                                           -----------  -----------  -----------  ---------  ---------
Transpac:
  Passenger..............................      136,543      142,116      156,155     30,337     41,413
  Cargo..................................        6,121        7,688        9,555      1,805      2,738
  Other..................................        2,669        2,896        3,114        884        785
                                           -----------  -----------  -----------  ---------  ---------
                                               145,333      152,700      168,824     33,026     44,936
                                           -----------  -----------  -----------  ---------  ---------
Southpac:
  Passenger..............................       18,313       18,311       19,293      4,277      4,123
  Cargo..................................        1,925        2,138        1,912        503        580
  Other..................................          178          252          229         55         65
                                           -----------  -----------  -----------  ---------  ---------
                                                20,416       20,701       21,434      4,835      4,768
                                           -----------  -----------  -----------  ---------  ---------
Overseas Charter:
  Passenger..............................        6,153          646       22,167      3,557      6,971
  Other..................................          138           --           --         --         --
                                           -----------  -----------  -----------  ---------  ---------
                                                 6,291          646       22,167      3,557      6,971
                                           -----------  -----------  -----------  ---------  ---------
  Total..................................  $   304,109  $   305,980  $   346,904  $  75,508  $  94,062
                                           -----------  -----------  -----------  ---------  ---------
                                           -----------  -----------  -----------  ---------  ---------

    The following table compares applicable operating and financial passenger revenue statistics, in thousands except as indicated:

                                                                                       QUARTER ENDED
                                               YEAR ENDED DECEMBER 31,                   MARCH 31,
                                     -------------------------------------------  ------------------------
                                         1993           1994           1995          1995         1996
                                     -------------  -------------  -------------  -----------  -----------
Interisland:
  Revenue passengers...............        3,386          3,639          3,721          932          992
  Revenue passenger miles..........      438,979        476,051        490,044      122,041      130,642
  Available seat miles.............      770,171        854,073        937,736      221,332      221,453
  Passenger load factor............         57.0%          55.7%          52.3%        55.1%        59.0%
  Yield............................         27.0 C NTS        25.2 C NTS        24.9 C NTS      25.4 C NTS      26.2 CENTS
Transpac:
  Revenue passengers...............          885            880            994          205          264
  Revenue passenger miles..........    2,257,472      2,231,106      2,506,774      519,564      644,896
  Available seat miles.............    2,784,980      2,857,081      3,034,177      653,508      824,968
  Passenger load factor............         81.1%          78.1%          82.6%        79.5%        78.2%
  Yield............................          6.0 C NTS         6.4 C NTS         6.2 C NTS       5.8 C NTS       6.4 CENTS
Southpac:
  Revenue passengers...............           66             65             66           15           13
  Revenue passenger miles..........      174,262        173,182        174,548       38,737       34,259
  Available seat miles.............      294,983        284,495        266,406       64,703       66,104
  Passenger load factor............         59.1%          60.9%          65.5%        59.9%        51.8%
  Yield............................         10.5 C NTS        10.6 C NTS        11.1 C NTS      11.0 C NTS      12.0 CENTS
Overseas Charter:
  Revenue passengers...............           14              1            155           25           46
  Revenue passenger miles..........       14,620          2,202        425,797       69,268      125,660
  Available seat miles.............       20,938          4,141        439,142       70,530      131,767

    OPERATING EXPENSES.   The following  table compares  operating expenses,  in
thousands, by major category:

                                                                                     QUARTER ENDED
                                                  YEAR ENDED DECEMBER 31,              MARCH 31,
                                           -------------------------------------  --------------------
                                              1993         1994         1995        1995       1996
                                           -----------  -----------  -----------  ---------  ---------
Total operating revenues.................  $   304,109  $   305,980  $   346,904  $  75,508  $  94,062
                                           -----------  -----------  -----------  ---------  ---------
                                           -----------  -----------  -----------  ---------  ---------
Wages and benefits.......................  $   101,292  $   102,670  $   108,274  $  27,027  $  29,077
Aircraft fuel, including taxes and oil...       49,777       47,682       56,724     12,444     17,018
Maintenance materials and
 repairs.................................       40,986       46,541       60,581     13,009     15,479
Aircraft rentals.........................       29,342       23,966       16,477      3,869      4,014
Purchased services.......................       17,789       19,866       20,192      4,802      5,679
Sales commissions........................       11,153       12,841       13,875      2,943      3,506
Rentals other than aircraft and
 engines.................................        7,292        9,633        9,021      2,331      2,310
Passenger food...........................        8,150        8,972        8,185      2,248      2,417
Depreciation and amortization............        7,442        6,797        7,859      1,854      2,026
Landing fees.............................        4,803        6,793        8,202      1,897      2,104
Reservation fees and services............        5,762        6,635        6,808      1,656      1,961
Advertising and promotion................        3,154        4,909        8,301      2,070      2,329
Personnel expenses.......................        4,199        4,056        3,868        960        937
Insurance-hull and liability.............        2,126        3,388        3,920        654        916
Interrupted trips........................        4,074        2,038        1,823        541        586
Early retirement provision...............           --           --        2,000      2,000         --
Nonreorganization professional and legal
 fees....................................        3,872        1,656        2,032        309        688
Restructuring charges....................       14,000           --           --         --         --
Other....................................       13,734       10,226       10,663      2,321      2,619
                                           -----------  -----------  -----------  ---------  ---------
    Total operating expenses.............  $   328,947  $   318,669  $   348,805  $  82,935  $  93,666
                                           -----------  -----------  -----------  ---------  ---------
                                           -----------  -----------  -----------  ---------  ---------

  FIRST QUARTER 1996 COMPARED TO FIRST QUARTER 1995

    INTRODUCTION. During the first quarter of 1996, the Company generated operating income of $396,000 and incurred a net loss of $582,000. This represents a $7.8 million improvement from the first quarter 1995 operating loss of $7.4 million and a $7.7 million improvement from the first quarter 1995 net loss of $8.3 million.

    OPERATING REVENUES. Operating revenues totaled $94.1 million during first quarter 1996, an increase of $18.6 million or 24.6% over 1995 first quarter operating revenues of $75.5 million.

    Revenues from Interisland passenger service totaled $34.3 million during first quarter 1996, an increase of $3.3 million or 10.6% from first quarter 1995. Increases of 6.4% and 7.0% in Interisland passengers carried and revenue passenger miles, respectively, were augmented by an increase in Interisland yield of 0.8 or 3.1%. Increases in revenue passengers carried and revenue passenger miles were primarily the result of the continued recovery of the Hawaii tourism market. First quarter 1996 Interisland yield increased due to (i) the effects of promotional fare ticket programs being less prevalent in 1996 as most promotion tickets were sold in 1994 and used throughout 1995 and (ii) the Company maintaining and/or increasing certain Interisland fares.

    Revenues from Transpac passenger operations amounted to $41.4 million during first quarter 1996 compared to $30.3 million in first quarter 1995, an increase of $11.1 million or 36.6%. The Company experienced increases of 28.8% and 24.1% in revenue passengers carried and revenue passenger miles, respectively. Increased revenue passengers carried and revenue passenger miles were a direct result of increased frequencies in the Transpac market as denoted by the increase in Transpac available seat miles by 26.2%. Transpac yield also increased by 0.6 or 10.3% in first quarter 1996 as compared to first quarter 1995. Again, similar to the above, the increase in yield was primarily caused by the effects of promotional fare ticket programs being less prevalent in 1996 and general increases in certain Transpac fare bases.

    Overseas charter revenues totaled $7.0 million in first quarter 1996, representing an increase of $3.4 million or 96.0% from first quarter 1995. The increase was due to the Company operating six charters per week in the first quarter of 1996 versus three charters per week in the first quarter of 1995 between Honolulu, Hawaii and Las Vegas, Nevada.

    Prior to 1996, the airline industry was subject to a 10.0% excise tax on each ticket sold, a 6.25% cargo excise tax and a $6.0 international departure tax. Efforts are underway to encourage the United States Congress to re-enact legislation authorizing these taxes. If these taxes are reinstated, the Company would either have to absorb the taxes, which would adversely affect operating results, or raise ticket prices and cargo transportation fees in order to offset the taxes. If the Company were to raise ticket prices and cargo transportation fees, there is no assurance that the Company would be able to maintain such increases or that operating results would not be adversely affected by the increases.

    OPERATING EXPENSES.    Operating expenses  totaled  $93.7 million  in  first
quarter 1996, an increase of $10.7 million or 12.9% over first quarter 1995.

    Wages and benefits increased $2.1 million or 7.6% in 1996. The increase was primarily attributable to (1) scheduled wage increases being in effect in 1996 that were terminated upon amendments to each of the Company's labor union agreements becoming effective on January 31, 1996, as described above and (2) $964,000 of noncash compensation expense related to options granted pursuant to the terms of the Company's 1994 Stock Option Plan.

    Aircraft fuel cost, including taxes and oil, increased by $4.6 million or 36.8% quarter over quarter. The average cost per gallon, excluding taxes, increased by 5.7 CENTS or 9.9% in first quarter 1996 versus first quarter 1995. Further, approximately $1.1 million more in fuel taxes were incurred in first quarter 1996 versus first quarter 1995 due to the Company becoming subject to an additional 4.3 CENTS per gallon tax effective October 1, 1995. The Company also consumed approximately 3.4 million or 17.6% more gallons of aircraft fuel due to increased frequencies in first quarter 1996 as compared to first quarter 1995.

    Maintenance materials and repairs increased $2.5 million or 19.0% over 1995. In first quarter 1996, the Company incurred approximately $3.0 million more in DC-10 maintenance expense due to (1) the Company utilizing eight DC-10 aircraft in first quarter 1996 versus seven DC-10 aircraft in first quarter 1995 and (2) increased frequencies and maintenance rates in first quarter 1996. The increase was offset by decreased maintenance expense of $681,000 due to fewer service checks and required airframe maintenance on the Company's DC-9 fleet.

    In first quarter 1995, the Company recognized a nonrecurring, noncash early retirement provision of $2.0 million, representing the estimated effects of an early retirement program on the Company's pension and postretirement benefit obligations as of March 31, 1995. The program was offered to qualified participants in the ground and salaried personnel defined benefit plans in first quarter 1995 in an effort to reduce labor costs. No such program was offered in first quarter 1996.

  1995 COMPARED TO 1994

    INTRODUCTION. The financial results of the Reorganized Company have been affected due to the recapitalization and adoption of fresh start reporting as of September 12, 1994 and such results are not comparable in all respects to the Predecessor Company. Nevertheless, the operating revenues and expenses of the Reorganized Company in 1995 have been compared to the combined operating revenues and expenses of the Reorganized Company and Predecessor Company in 1994. Significant differences between 1995 and 1994 as a result of the recapitalization and fresh start adjustments have been disclosed. See Note 2 to the financial statements appearing elsewhere in this Prospectus.

    For the year ended December 31, 1995, the Company incurred operating and net losses of $1.9 million and $5.5 million, respectively. The 1995 operating loss represents a decrease of $10.8 million or 85.0% from the operating loss of $12.7 million in 1994.

    OPERATING  REVENUES.   Operating  revenues  totaled $346.9  million  in 1995
compared to $306.0 million in 1994, an increase of $40.9 million or 13.4%.

    Revenues from Interisland passenger service totaled $122.1 million during 1995, an increase of $2.3 million or 1.9% from 1994 Interisland passenger revenues of $119.8 million. Increases of 2.3% and 2.9% in Interisland passengers carried and revenue passenger miles, respectively, were offset by a decrease in Interisland yield of 0.3 CENTS or 1.2%. Increases in Interisland revenue passengers carried, revenue passenger miles and available seat miles were a direct result of increased schedule frequencies due to operational concepts such as the Island Shuttle operating for a full year in 1995 versus a partial year in 1994 and the use of promotional fare ticket programs to stimulate traffic and increase liquidity. The promotional fare ticket programs, however, were also the primary cause of dilution in the 1995 Interisland yield.

    Revenues from Transpac passenger operations amounted to $156.2 million during 1995 compared to $142.1 million in 1994, an increase of $14.0 million or 9.9%. The increase in Transpac passenger revenues resulted primarily from an increase in Transpac load factor of 5.8%. The increase in load factor was offset by a 0.2 CENTS or 3.1% decrease in Transpac yield year over year. Transpac yields were affected by heavy pricing competition in the Transpac market and, similar to those relating to Interisland operations described above, the effects of promotional fare ticket programs.

    Southpac passenger revenues in 1995 totaled $19.3 million, representing an increase of $982,000 or 5.4% from 1994. Both Southpac load factor and yield increased year over year by 7.6% and 4.7%, respectively. The increase in yield is primarily attributable to increases to all Southpac fares in late 1994.

    Transpac cargo revenues increased by $1.9 million or 24.3% from 1994. Increased frequency in its Transpac routes allowed the Company to transport 5.1 or 48.4% more tons of freight in 1995. The increase in tonnage was offset by a decrease in yield year over year of 5.9 CENTS or 16.3%. The decrease in Transpac cargo yield was primarily caused by a change in mix as the Company carried more agricultural and bulk freight in 1995 versus 1994.

    Overseas charter revenues of $22.2 million were earned in 1995 due to the commencement of charter operations between Honolulu, Hawaii and Las Vegas, Nevada in January 1995.

    OPERATING EXPENSES. Operating expenses totaled $348.8 million in 1995, an increase of $30.1 million or 9.4% from total operating expenses of $318.7 million in 1994. Wages and benefits increased $5.6 million or 5.5% in 1995. The increase is primarily attributed to (i) $3.6 million of additional wages and benefits due to wage increases between 5.0% to 6.7% effective September 1, 1994 and (ii) $2.0 million of noncash compensation expense recognized under the provisions of the 1994 Stock Option Plan for officers and key employees of the Company.

    Aircraft fuel, including taxes and oil, increased by $9.0 million or 19.0% from $47.7 in 1994 to $56.7 million in 1995. While average cost per gallon remained relatively stable year over year at $0.61, the Company consumed 14.0 million or 17.9% more gallons in 1995 than in 1994, primarily due to increased frequencies on the Company's Interisland and Transpac routes.

    Maintenance materials and repairs totaled $60.5 million in 1995, an increase of $14.0 million or 30.1% over 1994. The Company incurred approximately $9.8 million in maintenance costs for its L-1011 and DHC-7 aircraft during 1994, the year these aircraft were phased out of service. However, the elimination of maintenance costs related to these aircraft was offset by $23.8 million of additional maintenance incurred in 1995 for the Company's DC-10 and DC-9 fleets.

    Aircraft rentals decreased by $7.5 million or 31.2% year over year. The decrease was a result of the following: (i) non-existence of rental expense for L-1011 and DHC-7 aircraft in 1995 since these aircraft were phased out of service in 1994, as compared to $3.3 million of L-1011 and DHC-7 rents in 1994;
(ii) a $4.2 million decrease in DC-9 aircraft and engine rents due to such rents being restructured on the Effective Date (I.E., the effective date of the Plan of Reorganization); and (iii) $4.4 million in additional rents for DC-10 aircraft.

    Sales commissions totaled $13.9 million in 1995, an increase of $1.1 million or 8.6% over total sales commissions of $12.8 million in 1994. The increase is primarily attributable to $1.0 million in additional commissions related to incentive programs offered to wholesalers designed to stimulate traffic.

    Depreciation and amortization increased by $1.1 million or 15.6%. An additional $2.5 million of amortization of reorganization value in excess of identifiable assets in 1995 was offset by $1.7 million less in depreciation from the reclassification of approximately $13.5 million of property and equipment to assets held for sale on the Effective Date.

    Landing fees increased by $1.4 million or 20.7% to $8.2 million in 1995. The increase was principally caused by increased frequencies in the Transpac markets (specifically Los Angeles, Las Vegas and Portland) and the Interisland market.

    Advertising and promotion totaled $8.3 million in 1995, an increase of $3.4 million or 69.1% over 1994, a direct result of efforts to increase the Company's exposure in the Interisland and West Coast markets through advertising and telecommunications media.

    Other operating expenses in 1995 were reduced by the reversal of $1.8 million in preconfirmation contingency accruals initially provided for on the Effective Date.

    Early retirement provision of $2.0 million represents the estimated effects on the Company's pension and postretirement benefit obligations from the early retirement program offered in the first quarter of 1995.

    NONOPERATING INCOME (EXPENSE). Reorganization expenses in 1994 totaled $14.0 million and principally represent $5.7 million and $7.6 million in legal and professional fees and employee concession claims, respectively, associated with the Predecessor's Chapter 11 process and $638,000 in fresh start accounting adjustments recorded on the Effective Date in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7").

    EXTRAORDINARY ITEMS. An extraordinary gain of approximately $190.1 million was recorded in the third quarter of 1994 primarily due to the extinguishment of prepetition obligations.

  1994 COMPARED TO 1993

    INTRODUCTION. The Company believes that its operating revenues and expenses after the Effective Date have been presented on a basis which is in all material respects consistent with the presentation of operating revenues and expenses before the Effective Date. Therefore, operating revenues and expenses of the Reorganized Company and the Predecessor in 1994 have been combined for purposes of comparison to 1993.

    Excluding nonrecurring items, the Company's operating and net losses for 1994 decreased over 1993 by $12.1 million and $16.0 million, respectively, to $12.7 million and $12.9 million, respectively.

    OPERATING REVENUES.    Operating revenues  totaled  $306.0 million  in  1994
compared to $304.1 million in 1993, an increase of $1.9 million or 0.6%.

    Revenues from Interisland passenger service totaled $119.8 million during 1994, an increase of $1.2 million or 1.0% from 1993 Interisland passenger revenues of $118.5 million. Increases of 7.5% and 8.4% in Interisland passengers carried and revenue passenger miles, respectively, were offset by a decrease in Interisland yield of 1.8 or 6.7%. Increases in revenue passengers carried, revenue passenger miles and available seat miles were a direct result of (i) the utilization of 13 DC-9 aircraft during a majority of 1994 versus four DHC-7 and, on average nine DC-9 aircraft in 1993, and (ii) increased passenger counts due to the overall increase in Hawaii tourism year over year and, newly implemented operational concepts such as the Island Shuttle from Honolulu to Maui and Kauai and promotional fare ticket programs. However, the promotional fare ticket programs, such as those held in the second and fourth quarters of 1994, were also the primary cause of dilution in the 1994 Interisland yield.

    Revenues from Transpac passenger operations amounted to $142.1 million during 1994 compared to $136.5 million in 1993, an increase of $5.6 million or 4.1%. The increase in Transpac passenger revenues resulted primarily from a 0.4 or 6.7% increase in Transpac yield year over year. The increase in yield was offset by decreases in revenue passengers carried and revenue passenger miles of 0.6% and 1.2%, respectively. As noted above, promotional fare ticket programs were held in 1994, with a portion of such promotional fare ticket programs associated with Transpac routes. Such allocations assisted in increasing Transpac yields in 1994 as no such allocations were made in 1993. Decreases in Transpac revenue passengers carried, revenue passenger miles flown and available seat miles were a direct result of the Company completing in 1994 its transition to an all DC-10 aircraft fleet from an all L-1011 fleet for its Transpac flights. In their current configuration, at full load, the DC-10 on average accommodates 35 fewer passengers than the L-1011.

    Southpac passenger revenues in 1994 remained comparable to 1993 at $18.3 million. While period over period revenue passengers carried and revenue passenger miles decreased by 1.5% and 0.6%, respectively, Southpac yield increased by 0.1 or 1.0%. Again, decreases in Southpac revenue passengers carried, revenue passenger miles flown and available seat miles may be attributed to the transition to an all DC-10 aircraft fleet in 1994 for the Company's Southpac flights. Southpac yields increased in 1994 when a competitor discontinued service on Southpac routes served by the Company.

    Transpac cargo revenues increased by $1.6 million or 26.2% from 1993. Increased frequency in its Transpac routes allowed the Company to transport 5.4 million or 34.3% more pounds of freight in 1994. The increase in tonnage was offset by a decrease in yield year over year of 2.5 or 6.4%.

    Overseas charter revenues decreased by $5.5 million or 88.7% upon comparison of 1994 to 1993. A majority of the decrease is associated with the Predecessor Company obtaining in 1993 a $3.9 million settlement from the Military Airlift Command for charter operations during Operations Desert Shield and Desert Storm in 1991 and 1990.

    OPERATING EXPENSES. Operating expenses totaled $318.7 million in 1994, a decrease of $10.2 million or 3.1% from total operating expenses of $328.9 million in 1993.

    Wages and benefits increased $1.4 million or 1.4% in 1994. The increase is primarily attributed to wage increases between 5.0% to 6.7% effective September 1, 1994.

    Aircraft fuel, including taxes and oil decreased by $2.1 million or 4.2% from $49.8 million in 1993 to $47.7 million in 1994. In addition to a 5.0 or 8.2% decrease in average cost per gallon year over year, the Company incurred approximately $2.3 million less in aircraft fuel expense in 1994 due to the phase out of its DC-8 aircraft in 1993.

    Maintenance materials and repairs totaled $46.5 million in 1994 an increase of $5.6 million or 13.7% over 1993. On a net basis, the Company incurred approximately $5.1 million in additional maintenance expense from the transition to DC-10 aircraft in 1994.

    Aircraft rentals decreased by $5.4 million or 18.3%, of which $4.1 million represents decreased rents due to DC-9 aircraft operating under capital versus operating leases in 1994 and other DC-9 aircraft operating lease rents being restructured on the Effective Date. Approximately $1.3 million of the decrease is attributable to decreased rents associated with phased out L-1011, DHC-7 and DC-8 aircraft in 1994 and 1993.

    Purchased services increased $2.1 million or 11.8%, to $19.9 million in 1994 from $17.8 million in 1993. The Company incurred an additional $1.6 million in costs in 1994 associated with simulator training, operation of its flight operating system, credit card fees and outsourced computer mainframe services.

    Sales commissions totaled $12.8 million in 1994, an increase of $1.6 million or 14.3% over total sales commissions of $11.2 million in 1993. The increase is primarily attributable to an 18.0% increase in commissionable sales processed through area settlement plans.

    Rentals other than aircraft and engines totaled $9.6 million in 1994 versus $7.3 million in 1993. The $2.3 million or 31.5% increase is due to increased space rental rates and additional joint use and system support expenses charged primarily by the State of Hawaii airport authorities.

    Landing fees increased by $2.0 million or 41.6% to $6.8 million in 1994. Increases associated with DC-9 aircraft landings and wide-body aircraft landings of $1.4 million and $900,000, respectively, were experienced in 1994. Such increases were due to (i) increased landing fee rates in Hawaii and Los Angeles, California and (ii) increased frequency due to implementation of the Island Shuttle, schedule changes to Los Angeles and Las Vegas and commencement of scheduled service to Portland.

    Advertising and promotion totaled $4.9 million in 1994, an increase of $1.8 million or 58.1% over 1993. Approximately $900,000 is due to a conscious effort by management to increase the Company's exposure through advertising and promotional media, especially on the U.S. West Coast. Another $200,000 of additional expenses were incurred in connection with the Company's participation in American's AAdvantage-Registered Trademark- frequent flyer program.

    Insurance-hull and liability increased from $2.1 million in 1993 to $3.4 million in 1994. The $1.3 million or 61.9% increase was mainly due to an 84.2% increase in the applicable premium rate for liability applied to the Company's revenue passenger miles in 1994.

    Interrupted trip expense decreased by $2.0 million or 49.9% year over year. The Company experienced $1.8 million less in flight interruption manifest and denied boarding expenses due to its continual efforts to improve customer service and on-time performance.

    Nonreorganization professional and legal fees decreased $2.2 million period over period due to a majority of professional and legal fees being classified, in accordance with the provisions of SOP 90-7 as reorganization expenses during 1994.

    Restructuring charges in 1993 represent the Predecessor Company's provision for the anticipated return and termination of five of its DC-9 aircraft in the second quarter of 1993.

    NONOPERATING INCOME (EXPENSE). Reorganization expenses in 1993 of $52.6 million primarily consist of $47.1 million in anticipated L-1011 and DHC-7 aircraft rental and return costs, $4.7 million for the write-off of related flight equipment leasehold improvements and $800,000 in legal and professional fees.

    EXTRAORDINARY ITEM. The $12.1 million extraordinary item in 1993 represents a nonrecurring, noncash gain due to the reduction in the net accrued pension benefit obligation of the Predecessor Company. Effective October 1, 1993, the IAM and salaried employee defined benefit pension plans were frozen with no future pay or credited service increases.

LIQUIDITY AND CAPITAL RESOURCES

  HISTORICAL BACKGROUND

    For several years prior to the AIP Investment in January 1996, the Company operated with a cash balance equivalent to less than one week's worth of operating expenses. Operating at that level of liquidity placed the Company's existence at risk because there was no cushion to respond to unexpected operational upheavals that have periodically affected the airline industry or to cover the seasonal downturns typically experienced by the Company. This working capital shortage caused the Company to defer certain discretionary capital expenditures and had an unfavorable impact on yield, which, although difficult to quantify, is believed to have been significant. In addition, the Company found it necessary to offer its products to wholesalers and to the public at reduced rates in order to enhance cash flow. While these promotional fare ticket sales increased liquidity at the time, they also increased air traffic liability, which can adversely affect yields, revenues and liquidity in future periods The Company's historical uncertain financial situation also limited the availability of trade credit and at times necessitated the use of cash or equivalent security to obtain services. Finally, potential partners in the airline industry have been reluctant to enter into business arrangements with the Company until its financial difficulties have been overcome.

    On October 31, 1994, the Company failed to make certain payments due to American pursuant to the Aircraft Lease Agreement pursuant to which American leases DC-10s to the Company. American sent the Company notice of the failure to make rent and prepaid maintenance payments and noted that such failure constituted an event of default under the Aircraft Lease Agreement, but did not declare the Aircraft Lease Agreement in default or exercise any of the remedies available to it, which included, but were not limited to, termination of the Aircraft Lease Agreement, repossession of certain aircraft and engines, recovery of damages and drawings under letters of credit then in place in the amount of $2.0 million posted by the Company as required by the Aircraft Lease Agreement. The Company subsequently made the rent and prepaid maintenance payments due American in November 1994.

    In December 1994 and during the first quarter of 1995, the Company again failed to make certain rent and prepaid maintenance payments in full that were due pursuant to the Aircraft Lease Agreement. Again, while American sent the Company notice of the failure to make such payments in full, American did not declare the Aircraft Lease Agreement in default or exercise any of the remedies available to it. On several occasions during the year, American deferred the payment of the delinquent amounts. As of December 9, 1995, the Company owed American $7.1 million in deferred payments and accrued interest. American agreed to permit the deferral of the payment of this $7.1 million (plus interest thereon) and the periodic payments of lease rents and maintenance payments that would become due on or after December 8, 1995, up to a maximum of an additional $2.9 million (including interest), until the earlier of the consummation of the AIP Investment or February 7, 1996. As of January 4, 1996, the Company had deferred the maximum deferrable amount of lease rents and maintenance payments under the Aircraft Lease Agreement. These deferred amounts were satisfied by the Company on January 31, 1996, through the delivery by the Company of the American Note.

  CURRENT STATUS

    As of March 31, 1996, the Company significantly decreased its working capital deficit by consummating a series of transactions including (i) the $20.0 million cash investment by AIP and (ii) the payment of up to $10.0 million of deferred lease rents and maintenance payments (and accrued interest thereon) due American through the issuance by the Company of the American Note. As of

March 31, 1996, the Company had a net working capital deficit of $21.7 million, which represents a $30.0 million improvement in the net working capital deficit of $51.7 million at December 31, 1995. As of April 30, 1996, the net working capital deficit had been reduced to $19.7 million.

    The Company plans to make approximately $11.4 million of necessary capital expenditures in the ordinary course of business during 1996. These expenditures include $2.5 million for the capitalized portions of two scheduled DC-9 maintenance checks (D-checks) and $3.1 million for a portion of certain JT8D engine overhauls. The balance of the expenditures are for the replacement of rotable equipment and other ground equipment, the first of a series of investments in improved software and related hardware, the completion of facilities necessary for the Company to consolidate its overseas passenger and baggage processing operations into the Honolulu Interisland Terminal (for which the State of Hawaii will provide a majority of the financing) and certain other projects. The Company had approximately $1.7 million of capital expenditures in the first quarter of 1996.

    On April 29, 1996, the Credit Facility, which is provided by CIT Group/Credit Finance, Inc., was amended to increase the borrowing capacity thereunder from $8.2 million to $15.0 million. The Credit Facility consists of two secured term loans and a secured revolving line of credit including up to $6.0 million of letters of credit. The term loans are in the amounts of $5.4 million and $1.3 million and will amortize in equal installments over periods of 48 and 60 months, respectively. The outstanding principal amounts of the term loans will become due and payable upon termination of the Credit Facility. Available credit is subject to change determined by recalculation of the borrowing base, repayments due under the term loans, and repayments arising from the disposition of, and other changes in, the related collateral securing the Credit Facility. As of April 30, 1996, the total availability under the Credit Facility was $7.3 million, including $5.9 million in letters of credit. The Credit Facility has an initial term of three years from April 29, 1996, and renews automatically for successive terms of two years each, unless terminated by either party on at least 60 days notice prior to the end of the then-current term. The Company may terminate the Credit Facility at any time, on 30 days notice and payment of certain early termination fees during the initial term, and without early termination fees during any renewal term. The Credit Facility is secured by a first lien on substantially all of the Company's property, excluding the Company's owned and leased aircraft, the Company's aircraft engines while installed on an aircraft and certain security deposits. Amounts outstanding under the Credit Facility accrue interest at a rate of 2% over the prime rate reported by Chase Manhattan Bank (National Association). The rate will be reduced to 1.75% over the prime rate on January 1, 1998 if the Company meets certain financial tests for 1996.

    In connection with the AIP Investment, the Company agreed with the GPA Companies that, if the closing of the Rights Offering shall have occurred by September 30, 1996, the Company would repurchase all of the shares of Common Stock owned by the GPA Companies and repay certain secured and unsecured promissory notes held by the GPA Companies. The stock repurchase price would be $1.10 per share and the promissory notes would be repaid at approximately 85.0% of the then-carrying value of the notes, including any deferred costs and other expenses owed. At its option, the Company could make such repurchase and repayment at any time prior to the closing of the Rights Offering. As required by the provider of the Credit Facility in connection with the amendment thereof, the Company exercised this option on April 29, 1996. Based on 827,221 shares of Common Stock owned by the GPA Companies and the carrying value of the notes as of such date, the Company paid approximately $4.7 million to the GPA Companies to repurchase the shares and repay the notes. These transactions resulted in an extraordinary gain, before taxes, of approximately $682,000. The payment to the GPA Companies was funded by borrowings under the Credit Facility on April 29, 1996.

    While the Company's capital resources have been increased substantially due to the AIP Investment, the arrangements with American and the amendment of the Credit Facility, the successful completion of the Rights Offering and the Investor Offering would further improve the Company's liquidity. It is anticipated that the combination of the Company's improved liquidity and reduced operating costs will enable the Company to make necessary capital expenditures, take advantage of prompt payment discounts, avoid the need to provide early payment incentives to wholesalers and eliminate the Company's historical dependence on ticket discounting to generate capital, thereby further improving yields, profitability and liquidity. Nevertheless, the Company will continue to seek additional sources of liquidity. If the Company is unsuccessful in obtaining additional sources of liquidity, an adverse change in events and circumstances could result in the Company being unable to meet its financial obligations after it exhausts its current and foreseeable capital resources. No assurance can be given that the Rights Offering and the Investor Offering will be successful or that the Company will be able to obtain other sources of liquidity.

    The financial statements appearing elsewhere in this Prospectus have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary as a result of the outcome of future uncertainties. Management recognizes that the continuation of the Company as a going concern is dependent upon a return to profitability, positive cash flow from operations and the generation of adequate funds to meet its ongoing obligations.

    RECAPITALIZATION. The AIP Investment, in which AIP purchased 18,181,818 shares of the Common Stock and four shares of special preferred stock for $20.0 million in cash ($1.10 per share), was consummated on January 31, 1996. Of the $20.0 million gross proceeds from the AIP Investment, a portion was used to pay
(i) approximately $2.8 million of fees and expenses associated with the AIP Investment and its related transactions, (ii) approximately $3.2 million of accrued landing fees for the Company's Hawaii operations and accrued rent on the Company's facilities in Hawaii, and (iii) approximately $339,000 of deferred Board of Director compensation. The balance of the proceeds is being used to meet working capital needs.

    Upon consummation of the AIP Investment and satisfaction of other conditions, including certain labor and creditor concessions, the Company entered into certain arrangements with American pursuant to which American and the Company agreed to, among other things, the following:

    (i) The payment of (x) $10.0 million of deferred aircraft lease rents, aircraft maintenance payments and accrued interest thereon under the Aircraft Lease Agreement and (y) the reimbursement of fees and expenses incurred by American in connection with the transaction through the issuance by the Company to American of the $10.25 million American Note, which is secured by certain assets of the Company. The American Note bears interest at 10.0% per annum, payable quarterly in arrears, and has a final maturity date of September 11, 2001. The American Note requires repayment of principal equal to one-sixth of the original principal amount on each anniversary of its date of issuance (January 31). The Company has the option to prepay the American Note for $9.15 million at any time before January 31, 1997 or may prepay it at any time thereafter, in whole or in part, at its remaining principal balance, without premium. In addition, the American Note is prepayable in full, at the option of the holder, in the event and at the time that any person or group (other than AIP) acquires more than 30.0% of the voting interest in the Company;

        The American Note is secured by a lien on substantially all of the personal property of the Company through December 31, 1997. This lien is a first priority lien except that it is junior to (x) liens of security deposits held by credit card processors and (y) liens securing up to $15.0 million in obligations of the Company consisting of (A) secured obligations of the Company (other than credit card processor security deposit liens) existing on the date of issuance of the American Note, and (B) additional secured obligations of the Company incurred after such issuance. As of March 31, 1996, in addition to its credit card deposits, the Company had $7.3 million in secured obligations (including all amounts under the Credit Facility), the liens of which are prior to the lien of the American Note. On and after January 1, 1998, the Company is obligated to secure the American Note and the other obligations of the Company to American with a first priority lien on identified assets with a fair market value (supported by an appraisal) of at least 125.0% of the remaining outstanding principal balance of the American Note as valued from time to time;

    (ii) Basic rents under the Aircraft Lease Agreement have been reduced by approximately 28.0% for a period of three years, at which time basic rents would revert back to 1995 levels. The Company has agreed to pay a minimum monthly charge for maintenance services and basic rents and maintenance charges are payable monthly in arrears rather than weekly in advance. American has the right to terminate its obligation to provide aircraft maintenance services on and after January 1, 1999 upon 180 days prior notice; and

   (iii) American's relinquishment of $2.0 million of letters of credit which secured the Company's obligations to American under the Aircraft Lease Agreement. The termination of these letters of credit increased the Company's borrowing capacity under the Credit Facility.

    The arrangements with American have provided the Company with substantial benefits. The payment through the American Note of $10.0 million of deferred rents and maintenance payments and accrued interest thereon otherwise due on February 7, 1996 effectively permits the Company to make such payments in installments over the period from January 1997 to September 2001, thereby freeing up working capital for other purposes. In addition, basic rents under the Aircraft Lease Agreement have been reduced by approximately 28.0% for three years, resulting in lower aircraft operating costs. Furthermore, the release by American of the security deposit letters of credit resulted in $2.0 million of borrowing capacity becoming available to the Company under the Credit Facility.

    Upon consummation of the AIP Investment and satisfaction of certain other conditions, amendments to the labor agreements for each of the Company's labor unions became effective. The modifications to the labor agreements extended the amendable date of all five contracts from February 28, 1997 to February 28, 2000. Each of the five unions agreed to certain economic concessions, which include cancellation of certain scheduled pay increases, with new pay increases to be effective December 1, 1998 and January 1, 2000. Management expects that these concessions will result in cash operating expenses, before profit sharing costs, for 1996, 1997, 1998 and 1999 being approximately $3.6 million, $7.6 million, $8.0 million and $5.5 million less, respectively, than otherwise would have been the case, based on the Company's flight schedule as of June 1996. In exchange for the wage concessions, the Company has agreed to negotiate gain-sharing programs to provide employees the opportunity to receive wage rate increases resulting from work rule and productivity modifications, which produce cost savings to the Company. In addition, the Company has agreed to establish a profit bonus plan, which would provide all employees (other than senior management) with cash bonuses if the Company achieves certain pre-tax profit targets. The estimated cash operating expense savings noted above do not include estimated costs associated with these gain sharing and profit bonus plan initiatives. The contracts as modified provide additional furlough protection to employees under certain specified circumstances. The Company and unions also agreed to include certain additional low-cost or no-cost provisions that are specific to each of the respective union contracts.

    AUTHORIZED CAPITAL STOCK; WARRANTS AND OPTIONS. In connection with the AIP Investment, the Articles of Incorporation were amended to increase the authorized number of shares of Common Stock from 40,000,000 shares to 60,000,000 shares. The increase in the number of authorized shares allows the Company to have a sufficient number of authorized and unissued shares of Common Stock to permit the exercise of Rights under the Rights Offering and the issuance of the Committed Shares and ensures that the Company will have, from time to time, an adequate number of authorized and unissued shares available for corporate purposes, such as future public and private equity offerings.

    In connection with the arrangements with American described above, the Company issued the AMR Warrants, which entitle AMR to acquire up to 1,897,946 shares of Common Stock at $1.10 per share. Half of the AMR Warrants are immediately exercisable, but the balance will only be exercisable if American and the Company enter into a code sharing agreement by January 1, 1997 regarding the placement of the two letter flight designator code for American's flights on the Company's Interisland flights. The AMR Warrants expire on September 11, 2001.

    Pursuant to the Reorganization Plan, the Company granted the Reorganization Warrants to certain individuals, which originally entitled such individuals to purchase 989,011 shares of Common Stock at an exercise price of $2.73 per share. Pursuant to the anti-dilution provisions of the Reorganization Warrants, upon the consummation of the AIP Investment, the exercise price of the Reorganization Warrants was adjusted to $1.71 per share and the holders of the Reorganization Warrants received additional warrants to purchase 587,356 shares of Common Stock exercisable at $1.71 per share. The holders of the Reorganization Warrants have waived the anti-dilution provisions thereof in connection with the AMR Warrants and the Rights.

    The purchase by Investors of Committed Shares and Standby Shares may give rise to an increase in the number of AMR Warrants and Reorganization Warrants and a decrease in the exercise price thereof pursuant to the anti-dilution provisions of the AMR Warrants and the Reorganization Warrants. However, the magnitude of these adjustments can not be determined until after the Investor Offering is completed.

    Options to acquire 600,000 shares of Common Stock were granted in 1995 and 1996 pursuant to the terms of the 1994 Stock Option Plan. The exercise price is $1.62 per share. As a result of an amendment to the 1994 Stock Option Plan in connection with the AIP Investment, the Option exercise period with respect to 592,500 of the Options was extended to February 2, 2005. This amendment resulted in a new measurement date for the Options awarded in 1995, and as a result, the Company recorded approximately $782,000 of noncash compensation expense in January 1996. The balance of the Options expire on May 1, 2006. To date, no Options have been exercised.

    The 1996 Stock Incentive Plan provides for discretionary option grants to the Company's employees. There are 2,000,000 shares of Common Stock reserved for issuance under the 1996 Stock Incentive Plan, which expires in 2006. No options have been granted under this plan.

    Except for shares of Common Stock that have been reserved in connection with the Reorganization Warrants, the 1994 Stock Option Plan, the Plan of Reorganization, the AMR Warrants, the Rights Offering, the Investor Offering and the 1996 Stock Incentive Plan, the Company has no present agreements or commitments to issue any additional shares of Common Stock.

TAX AND NET OPERATING LOSS CONSIDERATIONS

    The Company believes that the AIP Investment and related transactions resulted in an "ownership change" of the Company for purposes of Section 382 of the Internal Revenue Code. An ownership change under Section 382 results in an annual limitation (the "Section 382 Limitation") on the amount of pre-ownership change NOLs of the Company that can be used to offset the Company's taxable income for periods following the ownership change.

    Based on values used by the Company in preparing its 1994 federal income tax return, the Company's Section 382 Limitation that generally applied to all NOLs attributable to the period prior to the ownership change that resulted from the Company's bankruptcy reorganization (the "Old Limitation") was approximately $2.4 million, plus certain "built-in" income items that increase the Section 382 Limitation. The Company currently believes that the ownership change resulting from the AIP Investment and its related transactions resulted in a new Section 382 Limitation (the "New Limitation") of approximately $1.7 million, plus certain "built-in" income items that increase the Section 382 Limitation. The Company believes that, for federal income tax purposes, it has approximately $130 million of NOLs subject to the New Limitation.

    Subsequent changes in the Company's share ownership by "5 percent shareholders" (as defined in Section 382, and which includes certain "public groups"), whether by reason of the exercise of Rights or otherwise, could result in another Section 382 Limitation to which any NOLs incurred prior to such ownership change would be subject.

    See "Risk Factors -- Effect of Rights and Related Transactions on the Company's Net Operating Loss Carryovers" and Note 9 to the financial statements appearing elsewhere in this Prospectus.

NEW ACCOUNTING PRONOUNCEMENTS

    LONG-LIVED ASSETS. In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards (the "SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangible assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the future cash flows expected to result from use of the asset (undiscounted and without interest charges) are less than the carrying amount of the asset, an impairment loss is recognized. Measurement of that loss is based on the fair value of the asset. SFAS No. 121 also requires that long-lived assets and certain identifiable intangible assets to be disposed of be reported at the lower of the asset carrying amount or fair value, less cost to sell.

    The Company adopted the provisions of SFAS No. 121 on January 1, 1996. The adoption of SFAS No. 121 did not have a material effect on the Company's financial condition or results of operations.

    STOCK-BASED COMPENSATION. In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a new, fair value-based method of accounting for stock-based compensation, but does not require an entity to adopt the new method for purposes of preparing its basic financial statements. For entities not adopting the new method, SFAS No. 123 requires footnote disclosure of pro forma net income and earnings per share information as if the fair value-based method had been adopted. The disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The Company will comply with the disclosure requirements of SFAS No. 123 in its 1996 financial statements.

                                    BUSINESS

    Hawaiian Airlines is the largest airline headquartered in Hawaii, based on operating revenues of $346.9 million for 1995. The Company is engaged primarily in the scheduled transportation of passengers, cargo and mail over a route system that services the six major islands of the State of Hawaii (I.E.,
Interisland) and Las Vegas and four key U.S. West Coast gateway cities, Los Angeles, San Francisco, Seattle and Portland (I.E., Transpac). In addition, Hawaiian Airlines provides the only direct service from Hawaii to Pago Pago, American Samoa and Papeete, Tahiti (I.E., Southpac). The Company also provides charter service from Honolulu to Las Vegas. Hawaiian Airlines (i) is one of two dominant Interisland air carriers in Hawaii, (ii) is the third largest air carrier between the U.S. mainland and Hawaii based on 3.17 billion RPMs in 1995 (3.6 billion combined RPMs and charter passenger miles), (iii) has one of the highest load factors in the United States with an overall scheduled load factor of 74.8% in 1995 and (iv) has, management believes, one of the lowest cost structures in the industry. Furthermore, Hawaiian Airlines has been rated one of the ten best airlines in the U.S. for five consecutive years in a national travel magazine reader's poll on the basis of scheduling, punctuality, cabin comfort/service, food and baggage handling. The Company operates a fleet of 13 DC-9 aircraft and eight DC-10 aircraft (a ninth DC-10 aircraft is being used on a temporary basis to permit the scheduled overhaul of six of the other DC-10s during 1996).

STRATEGIC REPOSITIONING

    Since their arrival at the Company approximately three years ago, the Company's current senior management team has conducted a strategic repositioning of Hawaiian Airlines designed to improve its overall operating and financial performance. The primary objectives of this repositioning were to (i) control and reduce operating costs, (ii) restructure the Company's balance sheet and obtain additional liquidity through a recapitalization and (iii) enhance the Company's operating revenues through strategic alliances and certain other opportunities. Management believes that the strategic repositioning has significantly improved the Company's operations, balance sheet and financial performance by reducing aircraft and labor costs and providing additional liquidity. Moreover, this repositioning has allowed the Company to eliminate its historical dependence on ticket discounting to generate capital, and has allowed management to focus its attention on the pursuit and implementation of its long-term operating strategy and the identification and pursuit of potential growth opportunities.

  COST REDUCTION PROGRAMS

    As part of its strategic repositioning, the Company has effected a number of significant changes to the two major components of its operating costs (aircraft and labor) that have contributed to the Company's CTASM being reduced from $0.085 for 1993 to $0.075 for 1995, which, management believes, is among the lowest CTASMs in the airline industry.

    REDUCED AIRCRAFT EXPENSE. When current management arrived at the Company beginning in June 1993, Hawaiian Airlines' fleet consisted of DC-9 aircraft and inefficient and costly DC-8, DHC-7 and L-1011 aircraft. By 1993, Hawaiian Airlines' seven unit L-1011 fleet had become increasingly expensive to maintain as a result of a lack of manufacturer support from Lockheed (which had ceased its commercial airplane business) and an extremely limited number of sources for heavy maintenance. Hawaiian Airlines also found itself facing cash requirements for mandatory heavy maintenance checks and aging aircraft work on the L-1011 airframes of $15 million over a span of approximately 15 months, and the L-1011 lessors declined to finance the work. After several months of discussions directed at obtaining relief from its liabilities and a source of working capital, the Company filed for protection under U.S. bankruptcy laws in September 1993 and rejected the L-1011 leases.

    In 1993 and during 1994, Hawaiian Airlines made important changes in its aircraft fleet. The Company phased out its DC-8, DHC-7 and L-1011 aircraft and transitioned to a lower cost and more efficient aircraft fleet. The Company now operates two equipment types -- McDonnell Douglas DC-10-10 aircraft, for overseas routes, and McDonnell Douglas DC-9-50 aircraft, for Interisland routes. This transition has resulted in a more standardized fleet of aircraft types, which has had, and the Company believes should continue to have, a favorable effect on parts, maintenance and engineering costs.

    The Company's nine DC-10 aircraft are all leased to Hawaiian Airlines by American. Six of the aircraft are leased pursuant to the Aircraft Lease Agreement, which calls for fixed monthly rental payments with no cost escalations during its approximately six year remaining term. A seventh aircraft is leased under substantially similar terms with the same expiration date. The other two aircraft are leased pursuant to short-term lease arrangements that are terminable by American on 30 days notice. In addition, American is providing virtually all-inclusive maintenance, repair and overhaul services on the DC-10 aircraft for a fixed rate per flight hour. Included in these services is access to American's stock of spare parts and spare engines. The result is a major reduction in overall maintenance expenses compared to the previous L-1011 operation and a reduction in the capital tied up in parts and engines. Furthermore, in conjunction with the AIP Investment, the Aircraft Lease Agreement was amended to reduce DC-10 rents by approximately 28.0% for three years.

    Although the Company incurred significant nonrecurring expenses in 1994 due to the reconfiguration of its aircraft fleet, the Company estimates that, as a result of the transition to DC-10 aircraft and the amendment to the Aircraft Lease Agreement, its cash outlays for rent, fuel, maintenance and capitalized overhaul and spare parts from 1996 to 2000 will average $15.5 million per year less than would have been the case if the Company had retained its old fleet, based on miles flown in 1995. The Company estimates that the transition to DC-10s produced a savings of approximately $7.8 million in direct operating costs for 1995, including (i) aircraft and spare engine rent, (ii) fuel, oil and taxes, (iii) outside services maintenance and materials and (iv) maintenance labor. Additionally, the Company expects that its annual capitalized expenditures will be an average of $7.7 million lower with the DC-10 aircraft than with the L-1011 aircraft.

    LABOR-RELATED CONCESSIONS AND INCREASED PRODUCTIVITY. Over the past several years, the Company has also obtained important concessions under the collective bargaining agreements with its employees. In September 1993, the Company reached agreement with all employee groups for revised labor agreements which resulted in cash savings of approximately $10 million in 1994 and $10 million in 1995 and which, along with other productivity improvement initiatives, are estimated to result in further cash savings through 1999. Additional modifications to the labor agreements were completed in conjunction with the AIP Investment in January 1996, which modifications are estimated to result in cash operating expenses for 1996, 1997, 1998 and 1999 being approximately $3.6 million, $7.6 million, $8.0 million and $5.5 million less, respectively, than would otherwise be the case, based on the Company's flight schedule as of June 1996. In addition, the amendable dates of all of the Company's collective bargaining agreements have been extended from February 1997 to February 2000. The modifications reflect certain economic concessions by the Company's labor unions, including cancellation of certain scheduled pay increases with new pay increases to be effective December 1, 1998 and January 1, 2000. In exchange for the wage concessions, the Company agreed to negotiate gain-sharing programs to provide employees the opportunity to receive wage rate increases resulting from work rule and productivity modifications that produce cost savings to the Company. In addition, the Company agreed to establish a profit bonus plan, which would provide all employees (other than senior management) with cash bonuses if the Company achieves certain pre-tax profit targets. The estimated cash operating expense savings noted above do not include estimated costs associated with these gain sharing and profit bonus plan initiatives. The contracts as modified provide additional furlough protection to employees under certain specified circumstances. The Company and the unions also agreed to include certain additional low-cost or no-cost provisions that are specific to each of the respective union contracts.

    Furthermore, in an effort to improve employee productivity, the Company reduced average staffing levels by 6% from 2,271 employees (on a full-time equivalent basis or "FTE") during 1993 to 2,141 employees during 1995, while increasing TASMs by 21% between 1993 to 1995. Comparing 1995 with 1993, employee productivity based on TASMs per FTE employee improved by 28%. Additionally, between 1993 and 1995, employee productivity measured by wages and benefits per TASM improved by 12% in current dollars and 20% in constant dollars.

    The following table presents employee productivity statistics for 1993, 1994 and 1995:

                                                                                       1993       1994       1995
                                                                                     ---------  ---------  ---------
Average number of employees (full-time equivalent).................................      2,271      2,180      2,141
  Block hours per employee.........................................................       21.8       23.6       27.5
  1,000 TASMs per employee.........................................................      1,705      1,835      2,185
Wages and benefits per block hour:
  Current dollars..................................................................  $   2,043  $   2,000  $   1,843
  Constant dollars (1).............................................................      2,002      1,862      1,638
Wages and benefits per 1,000 TASMs:
  Current dollars..................................................................  $   26.17  $   25.67  $   23.15
  Constant dollars (1).............................................................      25.66      23.91      20.58

- ------------------------
(1) Presented on a pro forma basis assuming the rates in effect in January, 1993.

    In an effort to further reduce labor costs, during the first quarter of 1995, the Company offered an early retirement program to qualified participants in the defined benefit pension plans for the IAM and salaried employees. Elections by qualified participants were completed with early retirements scheduled to commence in the second quarter of 1995. Reflected in the financial results for 1995 is a noncash early retirement provision of $2.0 million representing the estimated effects of this early retirement program on the Company's pension and postretirement benefit obligations as of March 31, 1995. The Company expects savings in labor and benefit costs in excess of $500,000 per year over the next four years as a result of this program.

  RECAPITALIZATION

    In response to the financial difficulties experienced by the Company in the early 1990s, Hawaiian Airlines voluntarily commenced a Chapter 11 bankruptcy reorganization in September 1993. Pursuant to the Plan of Reorganization, the Company emerged from bankruptcy on September 12, 1994. While the Plan of Reorganization allowed the Company to convert approximately $205 million in unsecured obligations into equity and institute a number of cost savings measures, including the significant restructuring and simplification of its fleet of aircraft, Hawaiian Airlines emerged from bankruptcy with limited liquidity. To address its on-going liquidity needs, during 1995 the Company developed a plan to (i) secure an equity infusion from a private capital source,
(ii) restructure and improve its relationship with American and (iii) effect a rights offering to its existing shareholders to provide further liquidity and strength to its balance sheet.

    RESTRUCTURING THE BALANCE SHEET AND OBTAINING ADDITIONAL LIQUIDITY. On January 31, 1996, the Company achieved the first two of its liquidity enhancement objectives through the completion of the AIP Investment, a $20 million direct equity investment by AIP, and the amendment of the Aircraft Lease Agreement. This amendment accomplished a number of objectives including the settling of certain lease and maintenance obligations under the Aircraft Lease Agreement that became delinquent in December 1994 and during the first quarter of 1995 and were then deferred by American. These obligations were satisfied through the delivery of the American Note. In addition, American released a $2 million security deposit that was posted at the commencement of the Aircraft Lease Agreement. In connection with these arrangements with American, the Company issued the AMR Warrants, which entitle AMR to purchase up to 1,897,946 shares of Common Stock at $1.10 per share. One-half of the AMR Warrants are immediately exercisable, but the balance will only be exercisable if American and the Company enter into a code sharing agreement by January 1, 1997 regarding the placement of the two letter flight designator code for American's flights on the Company's Interisland flights.

    THE RIGHTS OFFERING. Finally, in recognition of the substantial dilutive effect of the AIP Investment on the existing shareholders of the Company, AIP agreed to use its best efforts to cause the Company, after completion of the AIP Investment, to make a rights offering to the Company's shareholders other than AIP. In addition to reducing the dilutive effect of the AIP Investment on the other shareholders, the Rights Offering is intended to achieve the Company's third liquidity enhancement objective by improving the Company's working capital position with the net proceeds of the Rights Offering.

  ENHANCE OPERATING REVENUES

    RELATIONSHIP WITH AMERICAN. Hawaiian Airlines' relationship with American is a key element in the Company's operating strategy. In addition to leasing and maintaining the Company's DC-10 aircraft (see "Properties" below), American provides various services and benefits to the Company, including computer services, licensing of reservations system and participation in the
AAdvantage-Registered Trademark- frequent flyer program and the SABRE-Registered Trademark- reservation system.

    Effective May 1994, Hawaiian Airlines became a participating carrier in American's AAdvantage-Registered Trademark- frequent flyer program. This participation makes the Company more competitive by allowing travelers on Hawaiian Airlines to accrue mileage in the AAdvantage-Registered Trademark-program, and also allows the more than 32 million AAdvantager members to redeem their program miles for free or reduced-rate travel on Hawaiian Airlines' flights. The addition of a major airline frequent flyer program is intended to have a positive impact on load factors on the Company's flights, both by attracting passengers who would otherwise fly on other carriers in order to obtain frequent flyer benefits and by adding passengers who redeem awards for travel on Hawaiian Airlines. The Company's participation in the AAdvantage-Registered Trademark- program will expire in 1997 unless extended by mutual agreement.

    In April 1994, the Company completed its conversion to SABRE-Registered Trademark-, American's computerized reservations system, which is used by more than 20 major travel providers in 70 countries, contains flight schedules of more than 650 airlines that serve more than 986,000 city pairs and also contains information on more than 45 million point-to-point airfares. SABRE-Registered Trademark- allows other computerized reservation systems ("CRS") to sell and generate tickets for the Company's flights. SABRE-Registered Trademark- has increased awareness of Hawaiian Airlines to travel agents and informs its users of last seat availability on Hawaiian Airlines' flights, which maximizes exposure of flights. The extra flights that the Company schedules during peak periods are also available for sale by travel providers through SABRE-Registered Trademark-. SABRE-Registered Trademark- also provides address verification of credit card users, which may reduce potential fraud when ticket mailing is requested. The Company's participation in SABRE-Registered Trademark- expires in 2001.

    The Company, through the creation of Hawaiian Airlines Vacations, has contracted with FlyAAway-Registered Trademark- Vacations, the tour operations unit of American and the world's largest airline-owned tour operator, to develop, market and manage a line of package tours to all six major Hawaiian Islands. Hawaiian Airlines Vacations offers packages designed for a range of budgets, featuring accommodations at a variety of leading Hawaiian hotels and condominiums for three to seven or more nights. Hawaiian Airlines Vacations also markets the Hawaiian Airlines Island Pass, a popular product that offers unlimited air travel among the Hawaiian Islands for specific time periods at a set price. Air travel to and among the islands as part of the tours is provided by Hawaiian Airlines.

    NEW STRATEGIC ALLIANCES. On May 22, 1996, the Company entered into a cooperative marketing agreement with Northwest, which provides for extensive marketing cooperation, including a code sharing arrangement, coordinated airport customer service and frequent flyer program cooperation. Under the code sharing arrangement, a Northwest flight code will appear in travel agent computers on many of Hawaiian Airlines' flights between Honolulu and several of the other Hawaiian islands. Northwest will coordinate its flight schedules to Honolulu to provide convenient connections to the Company's Interisland flights. Northwest passengers will enjoy "seamless service" from their point of origin to their final Hawaiian Airlines destination through features such as issuance of all boarding passes and luggage tags at initial check-in and credit in Northwest's frequent flyer program for all flight mileage on Northwest and Northwest-coded Hawaiian Airlines flights. Northwest has an extensive flight schedule to Honolulu from both the U.S. mainland and Japan.

    The Company signed a memorandum of understanding with Mahalo in May 1996, pursuant to which the Company expects to be able to put its flight code on Mahalo's five daily flights between Honolulu and Molokai starting July 1, 1996. This would enable the Company to offer an expanded flight schedule to Molokai without incurring expansion costs. The memorandum of understanding also contemplates that the Company will provide certain airport services to Mahalo. These arrangements are subject to the Company and Mahalo reaching agreement on the terms of a definitive contract and no assurance can be given that the parties will be able to agree on such terms. Mahalo, which commenced service in October 1993, utilizes six ATR-42 aircraft with an average schedule of approximately 65 daily flights.

    REORGANIZED ROUTE STRUCTURE. The Company's present route strategy is designed to maximize the utilization of its aircraft in markets where the Company believes it has a competitive advantage and to limit its commitments in other markets. In contrast, prior management attempted to achieve increased market share through broad-based growth. Current management believes that the fluctuating route structure that resulted from prior management's strategy led to an uneven revenue stream and poor operating results.

    Over the past three years, the Company has adjusted its schedules and created new routes after analyzing market demand. The Company adjusted its schedules between Honolulu and Los Angeles, San Francisco, Las Vegas and American Samoa during peak and off-peak periods to maximize capacity and passenger load. The Company's commencement of scheduled service between Honolulu and Portland and its increase in scheduled service between Honolulu and Los Angeles to three flights daily and between Honolulu and Las Vegas from two flights per week to seven flights per week, via Los Angeles, are examples of such improvements in scheduling and capacity. In the Interisland market, the Company introduced its Island Shuttle service in August 1993, with departures between Honolulu and Maui every half hour and between Honolulu and Kauai every hour.

    ENHANCED MARKETING PROGRAM. The Company has entered into several joint marketing campaigns with key partners to increase the effectiveness and efficiency of advertising expenditures. Since the last quarter of 1994 Hawaiian Airlines has participated in cooperative television and print campaigns with the Hawaii Visitors Bureau and Waikiki Oahu Visitor Association ("WOVA"). In 1996, the Company has participated in two campaigns with American Express Travel Related Services Co., Inc. ("American Express"), advertising in READER'S DIGEST, TRAVEL & LEISURE, SUNSET, DEPARTURES and other magazines. The first campaign, in conjunction with WOVA and Pleasant Hawaiian Holidays, and the second, in conjunction with the Maui Visitors Bureau and Classic Custom Vacations, routed consumer calls to the nearest American Express retail office. These campaigns are targeted and measurable, are believed to be efficient and are expected to continue to represent the basis of the Company's promotional effort.

    The Company is installing a computer video system on its DC-9 aircraft which will provide information to passengers and offer limited advertising from overhead, compact video screens. The system has been installed on two aircraft, and the Company expects that all of its DC-9s will have the system by the end of 1996. Hawaiian Airlines is the first airline in the world to use a computerized CD-ROM system, and the only airline in Hawaii featuring in-flight video. The system is being installed at no cost to the Company by Canadian Marconi Company and ASI Technology Pty Ltd. of Australia, which will derive revenue through limited advertising.

    IMPROVED CUSTOMER SERVICE. The Company continues to concentrate on customer service as the Company believes the quality of customer service has a direct impact on its market share. Higher levels of performance have been achieved for catering, passenger handling and on-time performance. In addition, seven of the DC-10 aircraft have refurbished interiors, as do many of the DC-9s. In 1993, the Company began leasing space in a new terminal at the Honolulu Airport for all its Interisland flights to and from Honolulu. This consolidation allows the Company to (i) perform passenger check-in at one location, (ii) provide better service on Interisland routes and (iii) more conveniently connect passengers from overseas flights to the Interisland routes. The Company plans to consolidate check-in and baggage claim for all its flights to and from Honolulu in the new terminal by the end of 1996. The Company plans to improve movement of connecting passengers between its Interisland and overseas terminal, and thereby reduce some connecting times to other airlines in order to improve its competitive position.

    In recent years, the Company has achieved a number of significant operating improvements, particularly with regard to on-time performance and reliability and customer satisfaction. Hawaiian Airlines' on-time performance, based on an allowed five-minute variance for Interisland flights and fifteen-minute variance for overseas flights, was 91.5% and 91.9% for the twelve-month periods ended December 31, 1994 and 1995, respectively, which is better than the industry's 1994 on-time performance of 81.5%, which industry percentage not only allows for a fifteen-minute variance but also excludes delays caused by maintenance. Due in large part to these operational improvements, marketing initiatives and increased capacity, management estimates that Hawaiian Airlines' share of the Interisland RPM market increased from a low of 34.1% in October 1991 to an average of 41.3% in 1995 and management estimated that its Transpac market position has risen from sixth in 1991 to third in 1995, based on RPMs.

    Management believes that the result of its initiatives in customer service has been to improve travelers' overall perception of the airline. Hawaiian Airlines was rated one of the ten best airlines in the United States for the fifth consecutive year in CONDE NAST TRAVELER'S 1995 Readers' Choice Awards on the basis of scheduling, punctuality, cabin comfort/service, food and baggage handling. In May 1995, Hawaiian Airlines was awarded the 1995 Onboard Services Award presented annually to airlines with innovative and excellent onboard service programs by ONBOARD SERVICES, an international trade publication. Hawaiian Airlines won the top award in the food service category for its first class service over British Airways and Air Canada, among other major international carriers. Previous winners of the award include United (1991), MGM Grand Air (1992), Saudi Arabian Airlines (1993) and Northwest (1994).

    The Company has continued to use vouchers, primarily in the Interisland market, due to demand from the traveling public. Vouchers are more flexible than normal airline ticket stock as they may be purchased in bulk, have no prerequisite date of use or prespecified origin and destination and are generally valid for one year from date of issuance.

LONG-TERM STRATEGY AND POTENTIAL GROWTH

    Hawaiian Airlines is committed to becoming the first air carrier of choice for travel to, from and among the Hawaiian Islands. The Company's strategy for achieving this objective is based upon the following:

(i) INTERISLAND. Return the Company to its historic role as the leading Interisland air carrier through (a) maintaining and improving its low cost structure, (b) expanding its capacity and scheduling, particularly through the Island Shuttle, and (c) forming strategic marketing agreements with other air carriers, including the use of code sharing arrangements and frequent flyer programs.

(ii) TRANSPAC. Expand its role as one of the major air carriers from its key West Coast gateway cities through (a) maintaining and improving its position as a low-cost scheduled carrier, (b) forming strategic marketing agreements with other air carriers, including the use of code sharing arrangements and frequent flyer programs, and (c) capitalizing on the unique "Hawaiian Experience" provided by Hawaiian Airlines.

(iii) NICHE MARKETS.   Dominate the  local Hawaii  market to Las  Vegas in  both
    scheduled flights and charter service through maintaining and increasing its scheduled and charter service.

(iv) SOUTHPAC.  Maintain its dominant position in the Southpac market.

    The Company believes that it may have opportunities for continued growth through (i) initiating direct service from its key West Coast gateway cities to neighboring Hawaiian islands not currently served by the Company from the West Coast, (ii) carrying passengers originating from other U.S. western and southwestern cities through code sharing arrangements with regional mainland carriers, (iii) carrying more Interisland passengers originating from Pacific Rim countries such as Japan, South Korea and China by developing new or expanded relationships with carriers based in Asia, (iv) securing joint marketing and strategic code sharing relationships with other major and regional air carriers,
(v) increasing the utilization of the Company's existing assets by providing ground handling and/or other services for other air carriers in Hawaii, (vi) capitalizing on the increased business travel to Hawaii expected to result from the new Hawaii Convention Center anticipated to open in Spring 1998 and (vii) increasing the scope of its advertising strategy through cooperative marketing programs with other Hawaii travel industry participants. However, no assurance can be given that the Company will be able to successfully exploit any of the foregoing strategies or opportunities.

    The Company is seeking relationships with other airlines to establish coordinated schedules and code sharing arrangements in the CRS similar to the arrangement it now has with Northwest. In the CRS, on-line connections (connections involving a single carrier or carriers with code sharing arrangements) are given significant preferential treatment over off-line connections (those connections involving multiple carriers without code sharing arrangements). Travel agents' increased accessibility to the Company's flight schedule could result in increased load factors at virtually no marginal cost, resulting in enhanced revenue yields and incremental operating income. No assurance can be given that the Company will be successful in obtaining any additional marketing or code sharing arrangements.

THE HAWAII TRAVEL MARKET

    The Company believes that Hawaii is one of the most popular destinations for passengers flying on frequent flyer travel awards and is in general a popular spot for vacation travelers. As such, Hawaiian Airlines typically experiences strong travel periods during June, July, August and December. Fare levels and load factors are higher during these peak travel periods. Conversely, Hawaiian Airlines typically experiences weaker travel periods during January, May, September and October with reduced fare levels and lower load factors. Aggressive fare pricing strategies that increase the availability and size of ticket discounts are utilized during weaker travel periods.

    During the recessionary period commencing in 1990, Hawaii's visitor counts decreased from over 6.9 million in 1990 to 6.1 million in 1993 as the Hawaiian tourism industry experienced three consecutive years of decline during which its two largest sources of visitors, California and Japan, both entered the worst recession each region has experienced since the 1940s.

    Preliminary 1995 statistics from the Hawaii Visitors Bureau reflect an increase of 3.2% in visitor arrivals over 1994. Eastbound arrivals increased by 9.2% to reach a record level. Westbound arrivals in 1995 experienced a 0.5% decrease over 1994, with strong increases in the Pacific Northwest (6.9%), the Mountain Region (6.2%) and the West North Central Region (4.5%). California, plagued by economic setbacks, produced 3.8% fewer Westbound visitors in 1995 but still represents the major source of business for Hawaii with 1.23 million Westbound arrivals in 1995, 17.4% lower than the peak of 1.49 million in 1990. First time visitors, representing 44.6% of all visitors, increased by 0.9%.

    The 6.63 million visitors in 1995 brought total arrivals to levels experienced in 1989, but are still 4.8% lower than the peak of 6.97 million recorded in 1990. Westbound arrivals reached 4.0 million in 1995, 15.7% lower than the 4.72 million recorded in 1990, while Eastbound arrivals reached 2.66 million in 1995, which represents a 4.8% increase over the all-time high of 2.53 million recorded in 1992. The following chart summarizes the growth in visitor arrivals from 1968 through 1995.

                          SUMMARY OF VISITOR ARRIVALS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

               SUMMARY OF VISITOR
                    ARRIVALS
                                Total    West Bound    East Bound
1968                        1,314,571     1,015,844       298,727
1969                        1,527,012     1,181,029       345,983
1970                        1,746,970     1,326,135       420,835
1971                        1,818,944     1,430,325       388,619
1972                        2,244,377     1,782,737       461,640
1973                        2,630,952     2,067,861       563,091
1974                        2,786,489     2,184,620       601,869
1975                        2,829,105     2,207,417       621,686
1976                        3,220,151     2,551,601       668,550
1977                        3,433,667     2,763,312       670,355
1978                        3,670,309     3,030,999       639,310
1979                        3,960,531     3,139,455       821,076
1980                        3,934,504     3,046,132       888,372
1981                        3,934,623     2,974,791       959,832
1982                        4,242,925     3,278,525       964,400
1983                        4,368,105     3,396,115       971,990
1984                        4,855,580     3,721,380     1,134,200
1985                        4,884,110     3,708,610     1,175,500
1986                        5,606,980     4,256,390     1,350,590
1987                        5,799,830     4,204,010     1,595,820
1988                        6,142,420     4,264,730     1,877,690
1989                        6,641,820     4,705,320     1,936,500
1990                        6,971,180     4,719,730     2,251,450
1991                        6,873,890     4,584,480     2,289,430
1992                        6,513,880     3,960,120     2,533,760
1993                        6,124,230     3,764,520     2,359,710
1994                        6,430,000     3,998,000     2,432,000
1995                        6,634,000     3,978,000     2,656,000

- ------------------------
Source: Hawaii Visitors Bureau.

    Preliminary visitor arrival information from the Hawaii Visitors Bureau for the first quarter of 1996 compared to the first quarter of 1995 shows total visitor arrivals increased by 9.5% to approximately 1.75 million with westbound arrivals increasing by 4.4% to approximately 1.05 million and eastbound arrivals increasing by 18.2% to approximately 700,000. Westbound arrivals from California increased by 5.7%, while arrivals from Oregon and Washington decreased by 3.2% and 9.7%, respectively. Total visitors from Oahu to any neighbor island increased by 3.2%.

    Tourist counts have shown year over year improvements in 1994 and 1995. Local economists project moderate growth for the next two years, with the Hawaii tourism industry returning to pre-recession visitor counts in 1997. However, no assurance can be given that the level of tourism traffic to Hawaii will in fact return to pre-recession levels or that it will not decline in the future.

    Hawaii tourism is affected by the state of the economies of areas from which tourists to Hawaii typically originate, such as Japan and California. In addition, from time to time various external events such as the Persian Gulf War and the Kobe earthquake, as well as industry-specific problems such as strikes, may adversely effect tourism to Hawaii. Furthermore, factors such as the devaluation of the Mexican peso and Hurricane Iniki may cause other tourist destinations or opportunities to become more popular than Hawaii.

    INTERISLAND TRAVEL MARKET. Management estimates that approximately 70% of the Company's Interisland passengers are tourists. There is an upward trend in the number of islands that vacationers visit when in Hawaii. The Hawaii Visitors Bureau reports that in 1994 the total number of visitors traveling to multiple islands was up 5.7% over the same period in 1993. Kauai reported the largest gain due to recovery from Hurricane Iniki. The island of Hawaii experienced a slight lag in total visitors, but Maui showed an increase of 1.4% over 1993. In 1995, the total number of visitors traveling to multiple islands increased by 1.0% over 1994. Kauai, Molokai and Lanai showed increases of 5.2%, 7.9% and 15.9%, respectively. At the same time, Maui and the island of Hawaii experienced decreases of 2.1% and 0.3%, respectively.

    TRANSPAC TRAVEL MARKET. The following table presents total visitor arrivals to Hawaii:

                          HAWAII VISITOR ARRIVALS (1)

                                                                                    YEAR
                                          ----------------------------------------------------------------------------------------
                                            1988       1989       1990       1991       1992       1993       1994      1995 (2)
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  -----------
California..............................      1,171      1,357      1,491      1,467      1,236      1,164      1,283       1,234
Other U.S. and Canada...................      2,619      2,899      2,732      2,702      2,190      2,083      2,239       2,265
Other Westbound.........................        475        449        497        416        554        517        476         479
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------       -----
Total Westbound.........................      4,265      4,705      4,720      4,585      3,980      3,764      3,998       3,978
Eastbound...............................      1,878      1,937      2,251      2,289      2,534      2,360      2,432       2,656
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------       -----
Total...................................      6,143      6,642      6,971      6,874      6,514      6,124      6,430       6,634
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------       -----
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------       -----

                                          COMPOUNDED ANNUAL GROWTH
                                                   RATES
                                          ------------------------
                                            1994-95      1991-95
                                          -----------  -----------
California..............................     (3.8)  %     (4.2)  %
Other U.S. and Canada...................      1.2         (4.3)
Other Westbound.........................      0.6          3.6
Total Westbound.........................     (0.5)        (3.5)
Eastbound...............................      9.2          3.8
Total...................................      3.2   %     (0.9)  %

- ------------------------
(1) In thousands. Based upon statistics published by the Hawaii Visitors Bureau.
(2) Preliminary.

OPERATIONS

    The Company's passenger airline business is its chief source of revenue. Scheduled passenger service consists of, on average, approximately 158 flights per day among the six major islands of the State of Hawaii (I.E., Interisland), daily service to Las Vegas and four key U.S. West Coast gateway cities (I.E., Transpac), and twice weekly service to Pago Pago, American Samoa and weekly service to Papeete, Tahiti (I.E., Southpac). The Company also provides charter service to Las Vegas.

  INTERISLAND OPERATIONS

    The entire Interisland market averages approximately nine million passengers annually. Management estimates approximately two-thirds of Interisland travelers are visitors to Hawaii while the balance are Hawaii residents. Residents rely on Interisland flights in much the same way as mainland residents rely on a state highway system. While there are several small commuter and air taxi companies that provide air transportation to airports that cannot be served with large aircraft, the Interisland market is serviced primarily by two carriers, Hawaiian Airlines and Aloha.

    The Company's Interisland operations provide service to seven airports on the six major Hawaiian islands of Oahu, Hawaii, Maui, Kauai, Molokai and Lanai. On August 1, 1993, the Company inaugurated the Hawaiian Airlines Island Shuttle, which offers flights departing between Oahu and Maui every half hour and between Oahu and Kauai every hour. At March 31, 1996, Hawaiian Airlines' Interisland fleet consisted of 13 DC-9 aircraft. During 1995, the Interisland passenger revenue represented approximately 35.2% of the Company's total operating revenues.

    The Company's primary competition in the Interisland market is Aloha, whose competitive position is strengthened by its marketing affiliation with United, the largest carrier of passengers to Hawaii. Aloha participates in United's frequent flyer program and also has a code sharing agreement with United. Aloha principally utilizes 16 Boeing 737 aircraft with a schedule that averages approximately 190 flights, which service the same basic Interisland routes as the Company. Hawaiian Airlines has approximately 158 Interisland flights per day.

    Mahalo commenced Interisland service from Honolulu to Kauai, Maui and Kona in October 1993. Mahalo later added service between Honolulu and Molokai. Mahalo utilizes six 46-passenger ATR-42 aircraft with an average schedule of approximately 65 daily flights. Statistical information regarding Mahalo is not available but management believes that, due to its limited capacity, Mahalo has not had a significant impact on the Interisland market.

    Until the late 1980s, Hawaiian Airlines held a leading share of the Interisland market. Following the Company's leveraged acquisition in 1989, the Company experienced a decline in its market share, due to customer service difficulties and management turnover, as well as a decline in its available seat miles. Hawaiian Airlines' RPM market share reached a low of 34.1% in October 1991. The Company subsequently implemented a number of operating strategies to improve its market share, including focusing on customer service, on-time performance and schedule and lift availability. The Company also strengthened its competitive position when it began participating in American's AAdvantage-Registered Trademark- frequent flyer program in 1994. Based on the Company's interpretation of certain available statistical information on Aloha and excluding the effects of Mahalo, the Company believes that these programs and improvements are the reason for an increase in its Interisland market share from the low of October 1991 to an average of 40.8%, 41.1% and 41.3% in 1993, 1994 and 1995, respectively. Similar statistics for the first quarter of 1996 showed that Hawaiian Airlines' RPM market share was 42.4% compared with 42.8% during the first quarter of 1995.

                           1996 INTERISLAND SCHEDULE

                                                                                              ONE WAY FLIGHT
                                                                                            SEGMENTS PER WEEK
                                                                                         ------------------------
ROUTES SERVED                                                               AIR MILEAGE   OFF-PEAK      PEAK(1)
- --------------------------------------------------------------------------  -----------  -----------  -----------
Honolulu -- Kahului, Maui.................................................         100          427          437
Honolulu -- Lihue, Kauai..................................................         102          222          244
Honolulu -- Kona, Hawaii..................................................         169          140          177
Honolulu -- Hilo, Hawaii..................................................         216          116          138
Honolulu -- Hoolehua, Molokai.............................................          54           10           10
Honolulu -- Lanai City, Lanai.............................................          73           10           10
Kahului, Maui -- Kona, Hawaii.............................................          90           28           35
Kahului, Maui -- Hilo, Hawaii.............................................         121           28           24
Lanai City, Lanai -- Hoolehua, Molokai....................................          28           10           10
Hilo, Hawaii -- Kona, Hawaii..............................................          62           14           18
                                                                                              -----        -----
      TOTAL...............................................................                    1,005        1,103

- ------------------------
(1) The peak periods are generally from June 1 to August 31 and December 16 to January 8.

  TRANSPAC OPERATIONS

    During 1995, the Company's Transpac operations served Las Vegas and the U.S. West Coast gateway cities of Los Angeles, San Francisco, Seattle and Portland. At March 31, 1996, eight DC-10 aircraft were used to service Transpac routes. In 1995, Transpac passenger revenues represented approximately 45.0% of the Company's total operating revenues.

    The Company primarily competes with major carriers such as United, Delta, Northwest and, to a lesser extent, Continental and American on its Transpac routes. In addition to the competition produced by the major carriers, 1995 saw continued competition from charter carriers in the Transpac market. The presence of charter carriers has placed additional downward pressure on fares.

    During 1995, Hawaiian Airlines flew approximately 967,000 passengers or 2.5 billion revenue passenger miles between Hawaii and the cities of Los Angeles, San Francisco, Seattle, Las Vegas and Portland. Based on information filed with the DOT, the Company believes that during 1995, Hawaiian Airlines maintained 19% of both the available seat share and the passenger share and the position of second in market share, based on those factors, for scheduled service in the Transpac markets that it serves. The Company is the leading direct carrier between Honolulu and each of Las Vegas and Portland based on ASMs. The Company is also second in market share between Honolulu and Los Angeles, San Francisco and Seattle on a combined basis based on ASMs.

                             1996 TRANSPAC SCHEDULE

                                                                                                           ROUND-TRIP
                                                                                                           FLIGHTS PER
ROUTES SERVED                                                                              AIR MILEAGE        WEEK
- ----------------------------------------------------------------------------------------  -------------  ---------------
Honolulu -- Los Angeles.................................................................        2,556              21
Honolulu -- San Francisco...............................................................        2,396               7
Honolulu -- Seattle.....................................................................        2,677               7
Honolulu -- Portland....................................................................        2,603               5
Los Angeles -- Las Vegas (1)............................................................          236               7
Los Angeles -- Portland.................................................................          835               1
Honolulu -- Las Vegas (Charter).........................................................        2,762               6
                                                                                                                   --
      Total.............................................................................                           54

- ------------------------
(1) On a daily basis, Los Angeles -- Las Vegas service is operated as a tag to one of the three daily flights between Honolulu and Los Angeles, thereby providing Honolulu -- Las Vegas -- Honolulu one-stop service seven times per week. This service is in addition to the non-stop charter service between Honolulu and Las Vegas.

    The following table presents 1995 Transpac scheduled service market share statistics for the cities served by the Company.

                      1995 SCHEDULED SERVICE MARKET SHARE

                                LAX-HNL(1)    SFO-HNL(2)    PDX-HNL(3)     SEA-HNL(4)    HNL-LAS(5)     COMBINED
                               ------------  ------------  -------------  ------------  -------------  -----------
ONBOARD PASSENGERS:
  Hawaiian...................     467,302       182,269       107,869        184,828        24,346        966,614
  American...................     361,102       157,750             0              0             0        518,852
  Continental................     286,191       159,833             0              0             0        446,024
  Delta......................     720,741        11,380             0              0             0        732,121
  Northwest..................     338,861       165,345             0        311,807             0        816,013
  TWA (6)....................       3,234           348             0              0             0          3,582
  United.....................     737,234       802,143             0              0             0      1,539,377
                               ------------  ------------  -------------  ------------  -------------  -----------
  TOTAL......................   2,914,665     1,479,068       107,869        496,635        24,346      5,022,583
PERCENTAGE OF ONBOARD
 PASSENGERS:
  Hawaiian...................          16%           12%          100%            37%          100%            19%
  American...................          12            11             0              0             0             10
  Continental................          10            11             0              0             0              9
  Delta......................          25             1             0              0             0             15
  Northwest..................          12            11             0             63             0             16
  TWA........................           0             0             0              0             0              0
  United.....................          25            54             0              0             0             31
                               ------------  ------------  -------------  ------------  -------------  -----------
  TOTAL......................         100%          100%          100%           100%          100%           100%
AVAILABLE SEATS:
  Hawaiian...................     552,654       220,588       131,203        223,728        29,139      1,157,312
  American...................     420,015       210,708             0              0             0        630,723
  Continental................     343,250       207,274             0              0             0        550,524
  Delta......................     927,909        19,321             0              0             0        947,230
  Northwest..................     409,641       209,376             0        365,658             0        984,675
  TWA........................       3,957           433             0              0             0          4,390
  United.....................     873,288       953,660             0              0             0      1,826,948
                               ------------  ------------  -------------  ------------  -------------  -----------
  TOTAL......................   3,530,714     1,821,360       131,203        589,386        29,139      6,101,802
PERCENTAGE OF AVAILABLE
 SEATS:
  Hawaiian...................          16%           12%          100%            38%          100%            19%
  American...................          12            12             0              0             0             10
  Continental................          10            11             0              0             0              9
  Delta......................          26             1             0              0             0             16
  Northwest..................          11            12             0             62             0             16
  TWA........................           0             0             0              0             0              0
  United.....................          25            52             0              0             0             30
                               ------------  ------------  -------------  ------------  -------------  -----------
  TOTAL......................         100%          100%          100%           100%          100%           100%

- ------------------------------
(1) Between Los Angeles and Honolulu.

(2) Between San Francisco and Honolulu.

(3) Between Portland and Honolulu.

(4) Between Seattle and Honolulu.

(5) Non-stop between Las Vegas and Honolulu.

(6) Trans World Airlines, Inc.

    Source: Filings with the U.S. Department of Transportation on Form T-1

  SOUTHPAC OPERATIONS

    Hawaiian Airlines currently is the sole carrier providing direct air service from Honolulu to American Samoa and Tahiti. As a result of this lack of competition, fares are relatively stable throughout the year. Southpac routes are serviced with DC-10 aircraft. During 1995, Southpac passenger revenues represented approximately 5.6% of the Company's total operating revenues.

                             1996 SOUTHPAC SCHEDULE

                                                                                                  ROUND-TRIP
ROUTES SERVED                                                                    AIR MILEAGE   FLIGHTS PER WEEK
- ------------------------------------------------------------------------------  -------------  ----------------
Honolulu -- Pago Pago, American Samoa.........................................        2,611              2(1)
Honolulu -- Papeete, Tahiti...................................................        2,743              1
                                                                                                         -
  Total.......................................................................                           3

- ------------------------
    (1) During the peak period, generally June 1 to August 31 and December 16 to January 8, the Company intends to operate three round-trip flights per week to Pago Pago, American Samoa.

  OVERSEAS CHARTER

    In addition to its regularly scheduled service to Las Vegas, Nevada, in January 1995, the Company commenced, in association with a Hawaii tour operator, charter service to Las Vegas. The Company operates six charter flights per week utilizing DC-10 aircraft. The Company's overseas charter operation produced 6.4% of the Company's total revenues in 1995.

AIRCRAFT FUEL

    Aviation fuel is a significant expense for any air carrier and even marginal changes in fuel prices can greatly impact a carrier's profitability. The following table sets forth Hawaiian Airlines' aviation fuel consumption and cost for each of the periods indicated:

                                                                                     TOTAL COST,      AVERAGE       % OF
                                                                         GALLONS      INCLUDING      COST PER     OPERATING
PERIOD                                                                  CONSUMED        TAXES         GALLON      EXPENSES
- ---------------------------------------------------------------------  -----------  --------------  -----------  -----------
                                                                             (IN THOUSANDS)
Quarter ended March 31:
  1996...............................................................      24,001     $   16,950     $   0.706         18.1%
  1995...............................................................      20,404         12,385         0.607         14.9
Year ended December 31:
  1995...............................................................      92,167     $   56,463     $   0.613         16.2%
  1994...............................................................      78,180         47,457         0.607         14.9
  1993...............................................................      74,939         49,570         0.661         15.0

    The single most important factor affecting petroleum product prices, including the price of aviation fuel, continues to be the actions of the OPEC countries in setting targets for the production and pricing of crude oil. In addition, aviation fuel prices are affected by the markets for heating oil, diesel fuel, automotive gasoline and natural gas. All petroleum product prices continue to be subject to unpredictable economic, political and market factors. Also, the balance among supply, demand and price has become more reactive to world market conditions. Accordingly, the price and availability of aviation fuel, as well as other petroleum products, continue to be unpredictable. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result. A one cent change in the cost per gallon of fuel has an impact on the Company's operating expenses of approximately $80,000 per month (based on first quarter 1996 consumption). Changes in fuel prices may have a greater impact on the Company than certain of its Transpac competitors with more modern, fuel efficient aircraft.

    In 1993, new taxes were placed on the production of certain fuels based on their energy content. The airlines industry received a two year moratorium from the effects of such taxes. In October 1995, the industry, and therefore the Company, became subject to an additional 4.3 cents per gallon tax which may result in as much as $3.5 to $4.0 million per year in additional fuel expense to the Company (based on 1995 consumption). During the first quarter of 1996, the Company paid $1.1 million in fuel taxes. The Company cannot predict whether or to what extent it has been or will be able to pass on such additional costs to its customers. Legislation to suspend the tax through the end of 1996 has been approved by the U.S. House of Representatives and is pending in the Senate. No assurance can be given that the legislation will be adopted.

    Although Hawaiian Airlines has contracts with several different fuel suppliers, almost all of its aviation fuel is purchased from Northwest pursuant to an agreement between the two companies which renews automatically on December 31 of each year unless canceled by either of the parties with 90 days' notice. This agreement requires Northwest to provide Hawaiian Airlines with aviation fuel at Northwest's actual acquisition cost without markup for profit and with reimbursement only for out-of-pocket costs. Hawaiian Airlines is prohibited from reselling such fuel. In case of shortages, Northwest will provide fuel to its own fleet first and then a portion of the remaining fuel available, if any, will be allocated between Hawaiian Airlines and any other applicable airlines. Hawaiian Airlines paid Northwest approximately $44.1 million, $43.9 million and $53.0 million for the fuel supplied under this agreement in 1993, 1994 and 1995, respectively.

EMPLOYEES

    As of March 31, 1996, Hawaiian Airlines had 2,401 employees, of which 2,049 were employed on a full-time basis. The majority of Hawaiian Airlines' employees are covered by labor agreements with IAM, ALPA, AFA, TWU and the Communications Section Employees Union. The Company believes that it maintains good relations with its employees.

    In connection with the AIP Investment, in January 1996 IAM, ALPA, AFA, TWU and the Communications Section Employees Union ratified modifications to their respective collective bargaining agreements. The unions agreed to certain economic concessions, which include cancellation of certain scheduled pay increases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Current Status -- Recapitalization."

PROPERTIES

    The Company leases office space for its headquarters, airport facilities, ticket offices and certain ground equipment in varying terms to 2008.

    The Company's fleet consists of nine DC-10-10 and 13 DC-9-50 aircraft. All of the Company's aircraft are leased except for two DC-9s that are owned by the Company. Of the DC-10s, six are leased under the Aircraft Lease Agreement, which is an operating lease that expires in 2001. A seventh DC-10 aircraft was leased in May 1996 under an operating lease with substantially similar terms and the same expiration date as the Aircraft Lease Agreement. Two DC-10s are leased under short-term operating leases, one of which expires in December 1996 and the other of which expires at the earlier of May 1997 or when 2,600 hours remain until the next FAA mandated major overhaul (IE, a C-check) is scheduled. American has the option to terminate either of the two short-term leases with 30 days' written notice to the Company. Between May and November 1996, American will perform C-checks on the six aircraft leased pursuant to the Aircraft Lease Agreement, one aircraft at a time. During this period, one aircraft will be out of service at all times so that the Company will be operating eight DC-10s. Of the leased DC-9s (including related flight equipment), seven are leased under operating leases and four are leased under capital leases that expire at various times through the year 2004.

    The following table sets forth certain information regarding the Company's aircraft fleet:

                                                                               LEASE                       NEXT
               OWNED/                                                        EXPIRATION    DATE OF      SCHEDULED
 AIRCRAFT      LEASED                          LESSOR                           DATE     MANUFACTURE   MAJOR CHECK      STAGE (1)
- -----------  -----------  -------------------------------------------------  ----------  ------------  ------------  ---------------
DC-9-50         Owned     N/A                                                   N/A        12/19/75        7/00                 2
DC-9-50         Owned     N/A                                                   N/A        8/25/78         7/03                 2
DC-9-50        Leased     GPA Finance Limited                                 11/5/00      1/27/81         6/97                 2
DC-9-50        Leased     GPA Finance Limited                                 4/28/00      4/18/79        10/02                 2
DC-9-50        Leased     GPA Finance Limited                                  4/4/00      6/21/77         5/02                 2
DC-9-50        Leased     AeroUSA, Inc.                                       5/31/00       5/2/79         8/00                 2
DC-9-50        Leased     USL Capital Corporation                              2/1/04      3/10/76         5/01                 2
DC-9-50        Leased     Scandinavian Airlines of North America, Inc.        3/31/99      11/19/75        5/03                 2
DC-9-50        Leased     Aircraft Income Partners L.P. (2)                   11/30/99     9/29/76         9/96                 2
DC-9-50        Leased     BA Leasing & Capital Corporation                     6/1/00      8/25/78        11/97                 2
DC-9-50        Leased     Security Pacific Equipment Leasing, Inc.             6/1/00      12/18/76        5/00                 2
DC-9-50        Leased     Security Pacific Equipment Leasing, Inc.             6/1/00      12/3/77         8/02                 2
DC-9-50        Leased     Protective Life Insurance Company                    3/1/00       2/4/77        12/02                 2
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      7/14/72         8/96                 3
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      8/12/72         6/96                 3
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      9/18/72         9/96                 3
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      1/12/72         7/96                 3
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      10/13/72        5/96                 3
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      11/19/71        6/96                 3
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      11/16/72        5/98                 3
DC-10-10       Leased     American Airlines, Inc.                             12/15/96     5/10/72         3/97                 3
DC-10-10       Leased     American Airlines, Inc.                               (3)        6/25/75         5/97                 3

- ------------------------
(1) See "Business -- Regulatory Matters -- Maintenance Directives and Other Regulations."

(2) Not affiliated with AIP.

(3) Earlier of May 1997 or next scheduled C-Check.

COMPETITION

    The airline industry is highly competitive and susceptible to price discounting, primarily due to the effects of the Transportation Act, which has substantially eliminated government authority to regulate domestic routes and fares, and has increased the ability of airlines to compete with respect to destination, flight frequencies and fares. Airline profit levels are highly sensitive to, and from 1990 to 1992 were severely impacted by, adverse changes in fuel costs, average yield and passenger demand. The emergence in recent years of several new carriers, typically with low cost structures, has further increased the competitive pressures on U.S. airlines. Aircraft, skilled labor and gates at most airports continue to be available to start-up carriers. In some cases, the new entrants have initiated or triggered price discounting. The commencement of service by new carriers on the Company's routes could negatively impact the Company's operating results. Many of the Company's competitors are larger and have substantially greater resources than the Company. Competing airlines have, and may in the future, undercut the Company's fares and increase capacity on routes beyond market demand in order to increase their market shares. Such activity by other airlines could reduce fares or passenger traffic to levels where profitable operations could not be achieved. Due to its smaller size and limited liquidity, the Company may be less able to withstand aggressive marketing tactics or a prolonged fare war initiated by its competitors.

    Although the domestic airline industry has at present abandoned deeply discounted general pricing structures, and fare levels have continued to increase from 1992 levels, significant industry-wide discounts could be reimplemented at any time, and the introduction of broadly available, deeply discounted fares by a major U.S. airline would result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results.

    Airlines are subject to a high degree of financial and operating leverage. Due to high fixed costs, the expenses of each flight do not vary proportionately with the number of passengers carried, but the revenues generated from a particular flight are directly related to the number of passengers carried. Accordingly, while a decrease in the number of passengers carried would cause a corresponding decrease in revenue (if not offset by higher fares), it may result in a disproportionately greater decrease in profits. However, an increase in the number of passengers carried would have the opposite effect.

    The airline industry is highly sensitive to general economic conditions. Because a substantial portion of airline travel, both personal and to a lesser extent business, is discretionary, the industry tends to experience severely adverse financial results during general economic downturns. The operating and financial results of the Company may be negatively impacted by any downturn in national or regional economic conditions in the United States, particularly California, and certain Asian countries, particularly Japan. Any prolonged general reduction in airline passenger traffic may adversely affect the Company. The airline industry is characterized by low gross profit margins and revenues that vary to a substantially greater degree than do the related costs. Accordingly, a significant shortfall from expected revenue levels could have a material adverse affect on the Company's operations.

    The Company's primary competition on its Interisland routes is Aloha, whose competitive position is strengthened by its marketing affiliation with United. Aloha participates in United's frequent flyer program and also has a code sharing agreement with United. Aloha principally utilizes 16 Boeing 737 aircraft with a schedule that averages approximately 190 flights which service the same basic Interisland routes that the Company serves with approximately 158 flights. The Company believes that Interisland competition is primarily based on fare levels, flight frequency, on-time performance and reliability, name recognition, frequent flyer programs, customer service and aircraft type. Until the late 1980s, Hawaiian Airlines held a leading share of the Interisland market but following the Company's leveraged acquisition in 1989, the Company's RPM market share declined to an estimated low of 34.1% in October 1991. The Company subsequently implemented a number of operating strategies to improve its market share, including focusing on customer service, on-time performance and schedule and lift availability. The Company also strengthened its competitive position when it began participating in American's AAdvantage-Registered Trademark-frequent flyer program in 1994. Based on the Company's interpretation of certain statistical information on Aloha and excluding the effects of Mahalo, the Company believes that these programs and improvements are the reason for an increase in its Interisland RPM market share to an estimated average of 41.3% in 1995. See "Operations -- Interisland Operations" above.

    The Company competes on its Transpac routes primarily with United, Delta and Northwest and to lesser extent with Continental and American, all of which are larger and have substantially greater name recognition and resources than the Company. The Company also experiences competition from various charter operators. The Company believes that Transpac competition is primarily based on fare levels, flight frequency, on-time performance and reliability, name recognition, frequent flyer programs, customer service and in-flight service. During 1995, Hawaiian Airlines flew approximately 967,000 passengers or 2.5 billion RPM between Hawaii and the cities of Los Angeles, San Francisco, Seattle, Las Vegas and Portland. Based on information obtained from the State of Hawaii Department of Transportation, the Company believes that based on the number of flights during peak seasonal travel periods in 1995, the Company maintained 14.3% and 12.3% of the total passenger market from U.S. gateway cities into Honolulu and the State of Hawaii, respectively. The Company is the leading direct carrier between Honolulu and each of Las Vegas and Portland based on ASMs. The Company is also second in market share between Honolulu and Los Angeles, San Francisco and Seattle on a combined basis based on ASMs.

    Charter carriers that compete against the Company's Transpac operations include American Transair and Rich International Airways. This competition is greatest during the summer. Based on currently available information, the Company expects that American Transair and Rich International Airways will operate approximately 33 round trip flights per week between Hawaii and the West Coast (San Francisco and Los Angeles) during the summer of 1996. The Company believes that the number of charter flights to be flown during summer 1996 is lower than the number of charter flights flown during the two previous summer seasons. The availability of charter flights to Hawaii results in reduced demand for the Company's flights and lowers yields during the high summer season. Charter carriers' competitive position is enhanced by contractual relationships with tour operators.

    Recent announcements of capacity increases to Hawaii by domestic carriers may affect pricing levels on the Company's Transpac routes. Charter carriers have increased capacity from secondary markets in the western portion of the United States and United has scheduled an additional 9,000 seats per week from Japan and the U.S. mainland, with the bulk of that capacity dedicated to its San Francisco and Los Angeles routes. Subsequent announcements by United of direct service from Los Angeles to Kona and Maui are believed to be in addition to the 9,000 seats mentioned above. The increasing presence of charter carriers and United's expanded capacity are examples of the competitive pricing and capacity issues facing the Company in the future. Management is not able to predict the impact of these competitive pressures on the Company's operations.

    The following table sets forth the number of non-stop round trip flights per week flown by the Company and each of its competitors that offer scheduled service from the West Coast, including Las Vegas, to Hawaii, including the neighbor islands, based on the summer schedule effective as of mid-June 1996, which includes the additional flights recently added by United:

BETWEEN HAWAII AND:                                                  HAWAIIAN       AMERICAN       CONTINENTAL       DELTA
- -----------------------------------------------------------------  -------------  -------------  ---------------     -----
Las Vegas........................................................            6         --              --             --
Los Angeles (1)..................................................           21             14              14             42
Portland.........................................................            5         --              --             --
San Francisco (2)................................................            7              7               7              7
Seattle..........................................................            7         --              --             --
                                                                            --             --              --             --
  Total..........................................................           46             21              21             49

BETWEEN HAWAII AND:                                                   NORTHWEST       UNITED
- -----------------------------------------------------------------  ---------------  -----------
Las Vegas........................................................        --             --
Los Angeles (1)..................................................            14             42
Portland.........................................................        --             --
San Francisco (2)................................................             7             49
Seattle..........................................................            14         --
                                                                             --             --
  Total..........................................................            35             91

- ------------------------
(1) American Transair and Rich International Airways operate 12 and seven, respectively, round trip charter flights per week between Los Angeles and Hawaii.

(2) American Transair and Rich International Airways both operate seven round trip charter flights per week between San Francisco and Hawaii.

    See "Operations -- Transpac Operations" above for Transpac scheduled service market share statistics for the cities served by the Company.

    There is currently no competitor providing direct service on the Company's Southpac routes or direct charter service between Hawaii and Las Vegas.

REGULATORY MATTERS

    GENERAL. As a certificated air carrier, Hawaiian Airlines is subject to the regulatory jurisdiction of the DOT and the FAA. The DOT has jurisdiction over certain aviation matters such as international routes and fares, consumer protection policies, including baggage liability and denied-boarding compensation, and unfair competitive practices. Hawaiian Airlines and all other domestic airlines are subject to regulation by the FAA under the Transportation Act. The FAA has regulatory jurisdiction over flight operations generally, including equipment, ground facilities, security systems, maintenance and other safety matters. To assure compliance with its operational standards, the FAA requires air carriers to obtain operations, air worthiness and other certificates which may be suspended or revoked for cause. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of aviation safety and security regulations. Hawaiian Airlines, as are other carriers, is subject to inspections by the FAA in the normal course of its business on a routine ongoing basis. Hawaiian Airlines operates under a Certificate of Public Convenience and Necessity issued by the DOT (authorizing it to provide commercial aircraft service) as well as a
Part 121 Scheduled Carrier Operating Certificate issued by the FAA.

    LIMITATION ON FOREIGN OWNERSHIP OF SHARES. The Transportation Act prohibits non-U.S. citizens from owning more than 25% of the voting interest of a U.S. air carrier. The Articles of Incorporation provide that the ownership or control of more than 25% (to be increased or decreased from time to time to that percentage permissible under the laws of the United States) of issued and outstanding voting capital stock of the Corporation by persons who are not "citizens of the United States" is prohibited. As of the Record Date, less than 6% of the Common Stock was known to be held by non-U.S. citizens.

    MAINTENANCE DIRECTIVES AND OTHER REGULATIONS. In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspection requirements. The Company expects to continue to incur substantial expenditures for the purpose of complying with these new regulations. See Note 13 to the financial statements appearing elsewhere in this Prospectus. Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by, for example, imposing additional requirements or restrictions on operations. Laws and regulations also have been considered from time to time that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also the award of international routes to U.S. carriers (and their retention) is regulated by treaties and related agreements between the United States and foreign governments which are amended from time to time. The Company cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be effected, if any, or how they will affect the Company.

    The FAA frequently issues air worthiness directives, often in response to specific incidents or reports by operators or manufacturers, requiring operators of specified equipment to perform prescribed inspections, repairs or modifications within stated time periods or numbers of cycles. Hawaiian Airlines has developed extensive maintenance programs which consist of a series of phased checks of each aircraft type. These checks are performed at specified intervals measured either by time flown or by the number of takeoffs and landings ("cycles") performed. Checks range from daily "walk around" inspections, to more involved overnight maintenance checks, to exhaustive and time consuming overhauls. Aircraft engines are subject to phased, or continuous, maintenance programs designed to detect and remedy potential problems before they occur. The service lives of certain parts and components of both airframe and engines are time or cycle controlled. Parts and other components are replaced or overhauled prior to the expiration of their time or cycle limits. The FAA approves all airline maintenance programs, including changes to the programs. In addition, the FAA licenses the mechanics who perform the inspections and repairs, as well as the inspectors who monitor the work.

    Hawaiian Airlines believes that it is in compliance with all requirements necessary to maintain in good standing its operating authority granted by the DOT and its air carrier operating certificate issued by the FAA. A modification, suspension or revocation of any of the Company's DOT or FAA authorizations or certificates would have a materially adverse effect upon the Company.

    Several aspects of airlines' operations are subject to regulation or oversight by Federal agencies other than the FAA and DOT. The antitrust laws are enforced by the U.S. Department of Justice. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services provided by the Company's cargo services. Labor relations in the air transportation industry are generally regulated under the Railway Labor Act. The Company and other airlines certificated prior to October 24, 1978 are also subject to preferential hiring rights granted by the Deregulation Act to certain airline employees who have been furloughed or terminated (other than for cause).

    In 1990, Congress passed legislation phasing out the use of Stage 2 aircraft in the U.S. by December 31, 1999, with the possibility of certain waivers until December 31, 2003 when full phase-out is required. Congress provided an exemption for air carriers operating in Hawaii, or between a place in Hawaii and a place outside the forty-eight contiguous states, to operate as many Stage 2 aircraft of a certain weight as they operated on November 5, 1990. Any air carrier that provided flights between places only in Hawaii on November 5, 1990 may include in the number of Stage 2 aircraft under the exemption all Stage 2 aircraft that it owned or leased on November 5, 1990, whether or not the aircraft were operated by the carrier on that date. However, an air carrier may provide flights between places only in Hawaii using Stage 2 aircraft only if the carrier provided the service on November 5, 1990. These exemptions restrict air carriers other than the Company and Aloha from operating Stage 2 aircraft in Hawaii. Since Stage 2 aircraft are less expensive to acquire than Stage 3 aircraft, the Company believes that this exemption provides limited protection against the entry of another carrier, which would have to operate an all Stage 3 fleet. This advantage is partially offset by the fact that Stage 3 aircraft are generally less expensive to operate and maintain, as well as the fact that in any event over time, carriers will move toward having an all Stage 3 fleet.

    TICKET AND CARGO TAX. Prior to 1996, the airline industry was subject to a 10% tax on each ticket sold (other than Transpac flights), a 6.25% cargo excise tax and a $6 international departure tax (including Transpac flights). Efforts are underway to encourage Congress to re-enact legislation authorizing these taxes. If these taxes are reinstated, the Company would either have to absorb the taxes, which would adversely affect operating results, or raise ticket prices and cargo transportation fees in order to offset the taxes. If the Company were to raise ticket prices and cargo transportation fees, there is no assurance that the Company would be able to maintain such increases or that operating results would not be adversely affected by the increases.

CLAIMS AND LITIGATION

    Four claims remain asserted against the Company for alleged prepetition and/or administrative claims on or before the Effective Date of the Plan of Reorganization. Management believes that the Company has established adequate reserves for these bankruptcy related claims.

    Under the Plan of Reorganization, the Company was to issue 9,400,000 shares of its common stock to all of the unsecured creditors of the Predecessor Company with claims allowed under the Plan of Reorganization. As each disputed claim is resolved, the creditor holding such claim will receive a distribution of stock. As of May 17, 1996, 8,930,405 of the 9,400,000 shares had been issued and the Company anticipates issuing approximately 64,000 additional shares under the Plan of Reorganization by late 1996 in satisfaction of certain disputed bankruptcy claims outstanding as of December 31, 1995. Any shares withheld in excess of the amount distributed to the holders of such claims will be held until all disputed claims have been resolved. The disputed claims consist of an aggregate of $429,000 for alleged prepetition violations asserted by various governmental agencies and $5.2 million for damages arising from the return of aircraft asserted by the Federal Deposit Insurance Corporation, as receiver. Upon resolution of all disputed claims, there will be a final distribution of any remaining withheld shares to all general unsecured creditors of the Predecessor Company on a pro rata basis.

    In addition, the Company is a party to several other claims and legal actions. In the opinion of management, and after consultation with legal counsel, the Company believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's operations or financial condition.

                                   MANAGEMENT

DIRECTORS

    The  following  eleven  Directors comprise  the  Board of  Directors  of the
Company:

    JOHN W. ADAMS, 52, has been Chairman of the Board since February 2, 1996. He has been the President of Smith Management Company, a New York based investment firm since 1984. He has been Chairman of the Board of Directors of Regency Health Services, Inc. since 1994. He is also Chairman of the Board of Servico, Inc. and a director of Harvard Industries, Inc. He has been a director of Hawaiian Airlines since January 31, 1996.

    TODD G. COLE, 75, was Chairman and Chief Executive Officer of CIT Financial Corporation from 1982 until his retirement in 1986. He has served as Managing Director of SH&E, Inc., a consulting firm specializing in aviation from 1992 until 1995, President and Chief Executive Officer of Frontier Airlines, Inc. D.I.P. from 1986 until 1990 and Vice Chairman of Eastern Airlines, Inc. D.I.P. from 1989 until 1991. He is Vice Chairman of CapMAC Holdings, Inc. and is a Director of Kaiser Ventures, Inc., NAC Re Corporation, Delta Insurance Corporation, Dillon Read Structured Finance Corporation and Arrow Air, Inc. He has been a director of Hawaiian Airlines since 1994 and is a member of the Audit Committee.

    RICHARD F. CONWAY, 42, has been Vice President of Smith Management Company since 1994. He was Senior Vice President of Needham & Company, a New York based investment banking firm from 1992 until 1994 and he was Vice President of Security Pacific Merchant Bank from 1990 until 1991. He is a director of Inland Resources, Inc. He has been a director of Hawaiian Airlines since January 31, 1996 and is the Chairman of the Nominating Committee and a member of the Compensation Committee.

    ROBERT G. COO, 54, has been an independent financial consultant since 1995. He was Vice President, Chief Financial Officer and Secretary of Pengo Industries, Inc., an industrial holding company, from 1990 until 1995. He is a director of First National Bank in San Diego, California and of Regency Health Services, Inc. in Tustin, California. He has been a director of Hawaiian Airlines since January 31, 1996 and is the Chairman of the Audit Committee and a member of the Nominating Committee.

    CAROL A. FUKUNAGA, 48, has been a Hawaii State Senator since 1992. She was a Hawaii State House of Representative from 1978 until 1992. She has been a director of Hawaiian Airlines since 1991 and is a member of the Nominating Committee.

    WILLIAM BOYCE LUM, 58, is a psychologist and an attorney. He has been on the faculty and a training analyst with the Institute for Psychoanalysis and Psychotherapy of New Jersey since 1988. He has been Of Counsel with the law firm of Lum, Danzis, Drasco, Positan & Kleinberg in Roseland, New Jersey since 1981. He was a director of The Summit Bancorporation from 1981 until 1996. He has been a director of Hawaiian Airlines since January 31, 1996.

    RICHARD K. MATROS, 42, has been Chief Executive Officer and President of Regency Health Services, Inc. since April 1994. He was Chief Executive Officer and President of Care Enterprises, Inc. from January 1994 until April 1994, at which time Care Enterprises, Inc. was merged into Regency Health Care Services, Inc. He was President and Chief Operating Officer of Care Enterprises, Inc. from 1991 until January 1994 and Executive Vice President of Operations of Care Enterprises, Inc. from 1988 until 1991. He has been President of the California Association of Health Facilities since 1995. He has been a director of Hawaiian Airlines since January 31, 1996 and is the Chairman of the Compensation Committee.

    RENO F. MORELLA, 47, has been a pilot for Hawaiian Airlines since 1978. He is currently a Captain for DC-10 aircraft. He has been Chairman of the Hawaiian Master Executive Council of ALPA since 1994. He was the First Officer Category Representative for Council 102 of ALPA from 1993 until 1994. He has been a director of Hawaiian Airlines since March 1, 1996.

    BRUCE R. NOBLES, 49, has been the President and Chief Executive Officer of Hawaiian Airlines since 1993. He was Chairman of the Board of Hawaiian Airlines from September 1994 until February 1996. In 1991 he was President and Chief Executive Officer of L'Express, Inc. in New Orleans, Louisiana. He was President and Chief Operating Officer of Trump Shuttle, Inc. in New York, New York from 1988 until 1990. He has been a director of Hawaiian Airlines since 1993.

    SAMSON POOMAIHEALANI, 55, is a ramp serviceman for United who has been on a leave of absence since 1987. He began working at United in 1963. He has been the Assistant General Chairman of the Airline Machinists District 141 of the IAM since 1987, a director of Hawaiian Airlines since 1990 and is a member of the Compensation Committee.

    EDWARD Z. SAFADY, 39, has been a Vice President of Smith Management Company since October 1995. He was President and Chief Executive Officer of Liberty National Bank in Austin, Texas from 1988 until 1995. He currently serves as Chairman of the Board of Norwest Bank Texas in Austin, Texas. He is also Chairman of the Board of First National Bank in San Diego, California and a director of U.S. Medical Products, Inc. He has been a director of Hawaiian Airlines since January 31, 1996 and is a member of the Audit Committee.

EXECUTIVE OFFICERS

    The following  eleven  officers  comprise  the  Executive  Officers  of  the
Company:

    BRUCE R. NOBLES, 49, has been the President and Chief Executive Officer of Hawaiian Airlines since 1993. See description in "Directors" above for other principal occupations during the past five years.

    FRANK L. FORSTER, 56, has been the Senior Vice President and Chief Operating Officer of Hawaiian Airlines since 1994. He was a consultant Maintenance Advisor for Hawaiian Airlines from 1991 until 1994 and Vice President-Maintenance and Engineering for Hawaiian Airlines from 1990 until 1991.

    JOHN L. GARIBALDI, 43, has been Executive Vice President and Chief Financial Officer of Hawaiian Airlines since May 1, 1996. He was Vice President and Chief Financial Officer for The Queen's Health Systems from 1992 until 1996 and Senior Vice President-Finance and Planning and Chief Financial Officer for Aloha Airgroup, Inc./Aloha Airlines, Inc. from 1985 until 1992.

    PETER W. JENKINS, 54, has been Senior Vice President-Marketing and Sales for Hawaiian Airlines since 1994. He was the Director of Communications at ITT Sheraton Corporation from 1987 until 1994 in Honolulu, Hawaii.

    RAE A. CAPPS, 44, has been Vice President, General Counsel and Corporate Secretary of Hawaiian Airlines since 1993. She was an attorney at the law firm of Goodsill Anderson Quinn & Stifel in Honolulu, Hawaii from 1990 until 1993.

    CLARENCE K. LYMAN, 50, has been Vice President-Finance, Treasurer and Assistant Corporate Secretary of Hawaiian Airlines since 1991. He was Vice President-Treasurer and Assistant Corporate Secretary of the Company from 1989 until 1991.

    ALEXANDER D. JAMILE, 56, has been Vice President-Government and Community Affairs of Hawaiian Airlines since 1993. He was Vice
President-Administration/Governmental and Community Affairs of the Company from 1992 until 1993. From 1987 until 1992, he was Director-Operations at Young Bros., Ltd. in Honolulu, Hawaii.

    JOHN P. SOLOMITO, 57, has been Vice President-Customer Services of Hawaiian Airlines since 1992. He was the General Manager of Pan American World Airways, Inc. in Los Angeles, California from 1988 until 1992.

    JAMES H. DAVIS, JR., 58, has been Vice President-Flight Operations of Hawaiian Airlines since 1995. He was Vice President of Operations of Hawaii Aviation Contract Services, Inc. from 1990 until 1994. He has been a pilot for Hawaiian Airlines since 1968, and was also the DC-10 Chief Pilot of Japan Air Charter from 1990 until 1994 (when on leave of absence from the Company).

    GLEN L. STEWART, 53, has been Vice President-Transpacific and Southpacific Marketing of Hawaiian Airlines since 1993. He was Senior Vice President-Transpacific of the Company from 1991 to 1993, Senior Vice President-North American Sales of the Company in 1991 and Senior Vice President-Finance and Chief Financial Officer of Hawaiian Airlines from 1989 until 1991.

    GLENN G. TANIGUCHI, 53, has been Vice President-Schedule Planning and Reservations of Hawaiian Airlines since 1995. He was Staff Vice President-Schedule Planning and Reservations for the Company from 1991 until 1995 and Director-Schedule Planning and Reservations of the Company from 1986 until 1991.

    All officers are appointed annually by the Board of Directors at the Board of Directors' first meeting after the annual meeting of the shareholders at which the Board of Directors is elected. No executive officer or director of the Company bears any relationship by blood, marriage or adoption to any other executive officer or director, except for Mr. Adams and Mr. Coo, who are related through marriage.

    In September 1993, the Company, HAL, INC. and West Maui Airport, Inc. filed a voluntary petition of relief under Chapter 11. At the time or within two years before the time of the Chapter 11 filing, the present executive officers of the Company except Messrs. Garibaldi, Forster, Jenkins, Taniguchi and Davis were executive officers of the Company, HAL, INC. and/or West Maui Airport, Inc. and Messrs. Nobles and Poomaihealani and Ms. Fukunaga were directors of the Company, HAL, INC. and/or West Maui Airport, Inc.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Two of the Company's directors, Messrs. John W. Adams and Richard F. Conway, are executive officers of the general partner of AIP and Mr. Adams is the sole stockholder of the general partner. In the AIP Investment, AIP acquired 18,181,818 shares of Common Stock and four shares of special preferred stock at a price of $1.10, which was a substantial discount to the then-market price of the Common Stock. Pursuant to the Bylaws, AIP has the right to nominate six of the 11 nominees to stand from time to time for election to the Company's Board of Directors. See "Principal Shareholders -- Control of the Board of Directors" and "Description of Capital Stock -- Preferred Stock."

    As part of the AIP Investment, AIP received registration rights that entitle AIP, on up to two occasions, to require the Company to use its best efforts to register all or any portion of AIP's shares under the Securities Act at the Company's expense. In addition, if the Company registers any other shares of its common stock for public sale under the Securities Act at any time prior to January 2006, AIP would have the right to include shares in the registration.

    The Company has agreed to extend loans to the 12 holders of Options, all but two of whom are executive officers of the Company, to enable such holders to exercise the Optionholder Rights. Assuming that each holder of an Option borrows money from the Company to pay the aggregate Subscription Price with respect to all of his or her Optionholder Rights, the principal amount to be loaned to the named executive officers and all executive officers as a group would be as follows:

Bruce R. Nobles................................................  $  876,000
Frank L. Forster...............................................     175,000
John L. Garibaldi..............................................      21,900
Peter W. Jenkins...............................................     116,000
Clarence K. Lyman..............................................     146,000
All executive officers as a group (11 persons).................   1,562,200

    In addition, the Company will loan the holders the Withholding Amount that each holder will be required to pay upon the exercise of his or her Optionholder Rights.

    Each loan will be evidenced by a promissory note delivered to the Company by the Option holder to whom the loan is made, which note will be fully recourse and secured by the Rights Shares issued to such Option holder. Each note will bear interest at a variable rate equal to the prime rate in effect from time to time and will be due and payable upon the earlier of (i) the date that the Option holder sells the Rights Shares securing the note or (ii) the expiration date of such holder's Options. All of the Options expire in 2005 except for those of Mr. Garibaldi, which expire in 2006. The notes may be prepaid in whole or in part at any time without penalty.

                             PRINCIPAL SHAREHOLDERS

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information relating to the beneficial ownership, as of May 1, 1996, of the Company's voting stock of each person known to the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, Series B Special Preferred Stock, Series C Special Preferred Stock, Series D Special Preferred Stock and Series E Special Preferred Stock. This table also lists the beneficial ownership, as of May 1, 1996, of the Company's Common Stock by each of the directors, by each of the named executive officers, and by all directors and executive officers as a group.

                                                    NUMBER OF
NAME AND ADDRESS (1)                               SHARES (2)               PERCENT AND CLASS OF STOCK
- ------------------------------------------------  -------------  ------------------------------------------------
AIP General Partner, Inc. ......................     18,181,818(3)              69.3% of Common Stock
 885 Avenue of the Americas                                   4(3)     100% of Series B Special Preferred Stock
 34th Floor
 New York, New York 10022
Airline Investors Partnership, L.P. ............     18,181,818(3)              69.3% of Common Stock
 885 Avenue of the Americas                                   4(3)     100% of Series B Special Preferred Stock
 34th Floor
 New York, New York 10022
Association of Flight Attendants ...............              1      100% of Series C Special Preferred Stock
 National Office
 1625 Massachusetts Avenue, N.W.
 Washington, D.C. 20036
International Association of Machinists ........              1      100% of Series D Special Preferred Stock
 and Aerospace Workers
 1001 Dillingham Boulevard, Ste 204
 Honolulu, Hawaii 96817
Hawaiian Master Executive Council ..............              1      100% of Series E Special Preferred Stock
 c/o Airline Pilots Association
 5959 West Century Boulevard, Ste 576
 Los Angeles, California 90045
 Attn: Master Chairman, Hawaiian MEC
John W. Adams...................................     18,181,818(3)              69.3% of Common Stock
                                                              4(3)     100% of Series B Special Preferred Stock
Todd G. Cole....................................             --                         --
Richard F. Conway...............................             --                         --
Robert G. Coo...................................             --                         --
Carol A. Fukunaga...............................             --                         --
William Boyce Lum...............................             --                         --
Richard K. Matros...............................             --                         --
Reno F. Morella.................................          2,149(4)                  Common Stock*
Bruce R. Nobles.................................        304,342(5)              1.2 % of Common Stock
Samson Poomaihealani............................             --                         --
Edward Z. Safady................................             --                         --
Peter W. Jenkins................................         40,000(6)                  Common Stock*
John L. Garibaldi...............................             --(7)                  Common Stock*
Frank L. Forster................................         60,534(8)                  Common Stock*
Clarence K. Lyman...............................         51,670(9)                  Common Stock*
All directors and executive officers ...........     18,729,163 10)              70.0% of Common Stock
 as a group including those named
 above (21 persons)

- ------------------------
 (1) The address of each of the executive officers and directors is 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819.

 (2) Each executive officer and director has sole voting and investment power with respect to the shares listed after his or her name except for shares issued to the Hawaiian Airlines, Inc. 401(k) Savings Plan (the "Savings Plan"), and the Hawaiian Airlines, Inc. Pilots' 401(k) Plan (the "Pilots' Plan") or as otherwise indicated below. The shares owned by each person, or by the group, and the shares included in the total number of shares outstanding have been adjusted, and the percentage owned (where the percentage exceeds 1%) have been computed in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. Shares of the Common Stock allocated to participants' accounts in the Savings Plan are voted by the Vanguard Group, Inc. (the "Savings Plan Trustee"), pursuant to written directions of the participants, on matters presented at meetings of shareholders; shares with respect to which no participant directions are received are voted according to the direction of the majority of number of shares for which the Savings Plan Trustee received written directions; and unallocated shares are voted by fiduciaries designated under the Savings Plan. Shares of the Common Stock allocated to participants' accounts in the Pilots' Plan are voted by Vanguard Group, Inc. (the "Pilots' Plan Trustee"), pursuant to written directions of the participants, on matters presented at meetings of shareholders; shares with respect to which no participant directions are received are voted according to the direction of the majority of number of shares for which the Pilots' Plan Trustee received written directions; and unallocated shares are voted by fiduciaries designated under the Pilots' Plan.

 (3) The shares reported as owned by AIP, of which AIP General Partner, Inc. is its general partner and John W. Adams is AIP General Partner, Inc.'s sole shareholder, include the shares reported as beneficially owned by AIP General Partner, Inc. and John W. Adams. According to their Schedule 13D dated January 31, 1996, AIP, AIP General Partner, Inc. and John W. Adams exercise sole voting and dispositive power with respect to all such shares.

 (4) Consists entirely of Mr. Morella's account in the Pilots' Plan. The number of shares reported represents the equivalent number of shares held through the Pilot's Plan. The investment is tracked using a unit value accounting method, similar to a mutual fund. To determine the equivalent number of whole shares represented by the fund units, the market value of the shareholder's balance in the Pilot's Plan was divided by the share price of the Company's Common Stock.

 (5) Includes fully vested and exercisable Options to purchase 300,000 shares of Common Stock granted on February 2, 1995 under the 1994 Stock Option Plan and expiring ten years from the date of grant; and 4,342 shares issued to the Savings Plan.

 (6) Consists entirely of fully vested and exercisable Options to purchase 40,000 shares of Common Stock granted on February 2, 1995 under the 1994 Stock Option Plan and expiring ten years from the date of grant.

 (7) Excludes Options to purchase 7,500 shares of Common Stock granted on May 1, 1996 under the 1994 Stock Option Plan and expiring on May 1, 2006, which Options will not vest until May 1, 1997.

 (8) Includes fully vested and exercisable Options to purchase 60,000 shares of Common Stock granted on February 2, 1995 under the 1994 Stock Option Plan and expiring ten years from the date of grant; and 534 shares issued to the Savings Plan.

 (9) Includes fully vested and exercisable Options to purchase 50,000 shares of Common Stock granted on February 2, 1995 under the 1994 Stock Option Plan and expiring ten years from the date of grant; and 1,670 shares issued to the Savings Plan.

(10) The number of shares reported includes the equivalent number of shares held by certain directors and officers through the Pilot's Plan. The investment is tracked using a unit value accounting method, similar to a mutual fund. To determine the equivalent number of whole shares represented by the fund units, the market value of the shareholder's balance in the Pilot's Plan was divided by the share price of the Company's Common Stock.

  * Less than 1%

CONTROL OF THE BOARD OF DIRECTORS

    Pursuant to the Bylaws, AIP has the right to nominate six of the eleven nominees to stand from time to time for election to the Board of Directors so long as it owns 35% of the outstanding common stock of the Company on a fully diluted basis. AIP's right to nominate directors will be reduced to five so long as it retains 25% of such common stock, reduced to four so long as it retains 10% of such common stock, and reduced to three so long as it retains 5% of such common stock. Thereafter, AIP will not have the right to nominate any individuals to the Board unless it reacquires at least 5% of such common stock within 365 days. To the extent Board members are not required to be nominated by AIP because of the reductions in AIP's stock holdings, such Board members are to be outside directors.

    Pursuant to their respective collective bargaining agreement and the Bylaws, each of AFA, IAM and ALPA has the right to nominate one nominee to stand from time to time for election to the Board. Of the two other remaining directors,
(i) one is required to be an outside director, defined as one who is not employed by the Company and is not affiliated with the Company's labor unions, AIP or American, and (ii) the other is required to be a senior management official of the Company.

    AIP has agreed with each of the labor unions that so long as the right to have a representative on the Board is in the labor union's collective bargaining agreement, AIP will vote its shares in favor of such union's nominee for the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, par value $.01 per share and 2,000,000 shares of preferred stock, par value, $.01 per share. The following statements are summaries of certain provisions applicable to the Company's capital stock.

COMMON STOCK

    As of May 17, 1996, there were 26,285,000 shares of Common Stock outstanding held by 954 record holders. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, and after payment in full of any preferential amount to which holders of preferred stock may be entitled. Holders of Common Stock have no preemptive rights unless such rights are specifically granted by the Board of Directors, and no such rights currently exist. Holders of Common Stock have no redemption, sinking fund or conversion rights. All of the currently outstanding shares of Common Stock are, and the Rights Shares and Committed Shares, upon their issuance in accordance with the terms of the Rights and the Stock Purchase Agreements, respectively, will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has authority to issue 2,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and participating, optional, relative or other special rights, and qualifications, limitations or restrictions thereof, without any further vote or action by the Company's shareholders. The issuance of preferred stock in certain circumstances may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock.

    In connection with and upon consummation of the AIP Investment, on January 31, 1996, the Company issued shares of four new series of preferred stock, denominated Series B Special Preferred Stock, par value $.01 per share, Series C Special Preferred Stock, par value $.01 per share, Series D Special Preferred Stock, par value $.01 per share, and Series E Special Preferred Stock, par value $.01 per share (collectively, the four series of preferred stock are hereinafter referred to as "Special Preferred Stock"). AIP holds four shares of Series B Special Preferred Stock, and each of AFA, IAM and ALPA holds one share of Series C Special Preferred Stock, Series D Special Preferred Stock and Series E Special Preferred Stock, respectively, which shares comprise all of the issued and outstanding shares of each series of Special Preferred Stock.

    Pursuant to the Bylaws, the holders of the Special Preferred Stock have the right to nominate persons to stand from time to time for election to the Board of Directors. See "Principal Shareholders -- Control of the Board of Directors." In addition, holders of each series of Special Preferred Stock have the following rights, preferences and privileges:

        (i) a right to receive, out of the assets of the Company, $.01 per share before any payment shall be made or any assets distributed to the holders of the Common Stock in the event of liquidation, dissolution or winding up of the Company;

        (ii) the right to one vote per share together with the Common Stock, voting as a single class, with respect to any matters submitted to the holders of Common Stock, and as required by law;

       (iii) the right to fill a vacancy on the Board of Directors caused by the removal, resignation or death of a director whom the holders of such series are entitled to nominate pursuant to the Bylaws, if such vacancy is not filled by the Board of Directors within 30 days; and

       (iv) a dividend per share, when and as declared and paid by the Board of Directors on the Common Stock, equal to twice the dividend per share paid on the Common Stock.

    The rights and preferences of the Special Preferred Stock cease to exist once the outstanding shares are converted into Common Stock, on a share for share basis, which occurs automatically upon transfer of such shares to any person who is not an affiliate of the initial holder of the Special Preferred Stock; and in the case of the Series B Special Preferred Stock, if such holder is the holder of record of less than five percent of the outstanding common equity interest of the Company for 365 consecutive days; and in the case of each of the Series C Special Preferred Stock, Series D Special Preferred Stock and Series E Special Preferred Stock, if the collective bargaining agreement by and between the holders of such share and the Company is amended through collective bargaining so that such agreement no longer entitles such holders to nominate a representative to the Board of Directors. The holders of shares of the Special Preferred Stock are not entitled to preemptive, subscription redemption or sinking fund rights.

    In connection with the Company's shareholders' rights plan described below, the Board of Directors has authorized a series of preferred stock, denominated Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"). The 20,000 authorized shares of Series A Preferred Stock will be issuable in increments of 1/1000th of a share upon the exercise of purchase rights under the shareholders' rights plan. See "Shareholders' Rights Plan" below.

SHAREHOLDERS' RIGHTS PLAN

    In December 1994, the Board of Directors adopted a shareholders' rights plan (the "Rights Plan"). The following description of the Rights Plan is qualified in its entirety by reference to the

Rights Agreement setting forth the terms of the Rights Plan, which Rights Agreement will be filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Available Information."

    The Rights Plan provides that one preferred stock purchase right (a "Purchase Right") is attached to each share of Common Stock currently outstanding and a Purchase Right will be issued with each share of Common Stock issued prior to the Purchase Rights Distribution Date (as defined below). Prior to the Purchase Rights Distribution Date, the Purchase Rights are not exercisable, are attached to and trade in tandem with the Common Stock on the American Stock Exchange and the Pacific Stock Exchange and are evidenced by the same stock certificates that evidence the related shares of Common Stock. On the Purchase Rights Distribution Date, the Purchase Rights will detach from the Common Stock, will trade separately and will be evidenced by separate Purchase Rights certificates.

    The "Purchase Rights Distribution Date" will be the earliest of (i) the tenth business day following a public announcement that a person has become the beneficial owner of 10% or more of the outstanding Common Stock (such a person being referred to as a "10% Shareholder" and the date of such announcement being referred to as the "10% Ownership Date"), (ii) the tenth business day (or such later day as may be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 10% Shareholder (the date of such tenth business day (or later day) being the "Tender/Exchange Offer Date") or (iii) the first date, on or after the 10% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Stock is changed into or exchanged for stock or assets of another person, or upon which 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business) (the date of such merger, combination, sale or transfer being the "Flip-Over Date").

    Once the Purchase Rights Distribution Date has occurred, the Purchase Rights will be exercisable. Between the Purchase Rights Distribution Date and the earlier to occur of the Flip-In Date (as defined below) or the Flip-Over Date, each Purchase Right will be exercisable to purchase from the Company 1/1000th of a share of Series A Preferred Stock at an exercise price of $8.00.

    It is intended that each 1/1000th of a share of the Series A Preferred Stock will have a theoretical value equal to one share of the Common Stock. Each 1/1000th of a share of the Series A Preferred Stock will be entitled to a preferential quarterly dividend, subject to the rights of the shares of any other series of preferred stock equal to the larger of (i) an amount equal to the dividend, if any, declared for a share of the Common Stock or (ii) $.001. In the event of liquidation, the holder of each 1/1000th of a share of the Series A Preferred Stock will be entitled to a preferential liquidation payment equal to the larger of (i) an amount equal to the amount to be distributed with respect to each share of Common Stock or (ii) $.001 plus accrued and unpaid dividends and distributions on the Series A Preferred Stock. Each 1/1000th of a share of Series A Preferred Stock will have one vote and will vote together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each 1/1000th of a share of the Series A Preferred Stock will be entitled to receive an amount equal to that received per share of Common Stock. These Purchase Rights are protected by customary antidilution provisions. The Series A Preferred Stock will be junior to any other series of Preferred Stock that may be authorized and issued by the Company, unless the terms of any such other series provide otherwise. The Series A Preferred Stock is issuable only upon the exercise of Purchase Rights and will not be redeemable. Once the shares of Series A Preferred Stock are issued, the Articles of Incorporation may not be amended in a manner that would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Series A Preferred Stock, voting separately as a class. At any time that dividends on the Series A Preferred Stock in an aggregate amount equal to dividends payable for six quarters are in arrears, the holders of the Series A Preferred Stock will have the right to a separate class vote to elect one director to the Board of Directors ((or, in the event such other series of preferred stock is entitled to a greater number of directors, such number of directors, which shall be cumulative and not in addition to the one director provided herein) (in addition to the then authorized number of directors)) at the next annual meeting of shareholders. Upon payment of all dividend arrearages, the terms of the director(s) elected by the holders of the Series A Preferred Stock will expire.

    Following the close of business on the tenth business day following the 10% Ownership Date (such day being the "Flip-In Date"), each Purchase Right (other than Purchase Rights held by the 10% Shareholder, which shall be void) will be exercisable to purchase, at the then current exercise price, shares of Common Stock (or, in certain circumstances, cash, assets or other securities of the Company) having a market value equal to two times the exercise price of the Purchase Right.

    If, on or after the 10% Ownership Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the Common Stock is changed or exchanged for stock or assets of another person or (ii) 50 percent or more of the Company's assets or earning power is sold, each Purchase Right (other than Purchase Rights held by the 10% Shareholder, which shall be void) will be exercisable to purchase, at the then current exercise price, shares of common stock of the surviving corporation or the acquirer having a market value equal to two times the exercise price of the Purchase Right.

    At any time prior to the earliest of the Tender/Exchange Offer Date, the Flip-In Date or the Flip-Over Date, the Board of Directors serving prior to the date the event triggering the Purchase Right may, at its option, call the Purchase Rights for redemption in whole, but not in part, at a price of $.01 per Purchase Right. Immediately upon the calling of the Purchase Rights for redemption, the right to exercise Purchase Rights will terminate and the only right of the holders of Purchase Rights thereafter will be to receive the redemption price.

    At any time after the 10% Ownership Date and prior to the first date thereafter upon which a 10% Shareholder becomes the beneficial owner of 50% or more of the outstanding Common Stock, the Board of Directors may, at its option, direct the Company to exchange all but not less than all, of the then outstanding Purchase Rights for Common Stock at an exchange ratio per Purchase Right equal to a number of shares of Common Stock that, as of the date of the Board of Directors' action, has a current market value equal to the difference between the exercise price of a Purchase Right and the current market price of the shares that would otherwise be issuable upon exercise of a Purchase Right on such date. Immediately upon such action by the Directors, the right to exercise Purchase Rights will terminate and the only right of the holders of Purchase Rights thereafter will be to receive the number of shares of Common Stock to be issued in such exchange.

    The Board of Directors may, from time to time, without the approval of any holder of Purchase Rights, supplement or amend any provision of the Rights Plan, whether or not such supplement or amendment is adverse to any holder of Purchase Rights; provided, however, that from and after the earliest of the
Tender/Exchange Offer Date, the 10% Ownership Date, the Flip-In Date the Flip-Over Date or the date of the redemption of the Purchase Rights, the Rights Plan may not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Purchase Rights other than a 10% Shareholder; provided further, that from and after the 10% Ownership Date, the Rights Plan may not be supplemented or amended in any manner without the approval of a majority of the directors who were directors prior to such date.

    Until a Purchase Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends. While the distribution of the Purchase Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Purchase Rights become exercisable for shares of Common Stock (or other consideration) or for common stock of the surviving corporation or the acquirer.

    The Purchase Rights will expire in December 2004 (unless they have been earlier redeemed or exchanged) unless the Purchase Rights Distribution Date occurs prior to that time, in which case the Purchase Rights will expire on the tenth anniversary of the Purchase Rights Distribution Date.

    The Purchase Rights will have certain anti-takeover effects as they will cause substantial dilution to a person or group that acquires a substantial interest in the Company without the prior approval of the Board of Directors. The effect of the Purchase Rights may be to inhibit a change in control of the Company (including through a third party tender offer at a price that reflects a premium to then prevailing trading prices) that may be beneficial to the Company's shareholders.

    The consummation of the AIP Investment would have rendered AIP a 10% Shareholder. However, the Board of Directors, pursuant to authority granted to it under the Rights Plan, made a determination that AIP would not be a 10% Shareholder and the Rights Plan was amended to so provide.

ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

    In addition to the Rights Plan, the Company is subject to Section 415-73 of the Hawaii Business Corporation Act, which restricts mergers and consolidations. Subject to certain exceptions, unless the Board of Directors and the holders of at least 75% of all the issued and outstanding voting stock of the Company approve a merger or consolidation, Section 415-73 prohibits such a transaction.

    The Articles of Incorporation and Bylaws include a number of provisions that may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include (i) a restriction on action by written consent by the shareholders, unless such consent is unanimous, (ii) a prohibition on cumulative voting, (iii) certain qualifications for directors and
(iv) restrictions on the filling of vacancies of directors. See "Principal Shareholders -- Control of the Board of Directors."

                             THE FINANCIAL ADVISOR

    The Company  has  engaged Jefferies  to  act  as its  financial  advisor  in connection with its assessment of strategic alternatives and the Rights Offering. The Financial Advisor was engaged because of its general experience and expertise in financial matters. The Financial Advisor, as part of its investment banking business, is continually engaged in the valuation of securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in securities, it has experience in, and knowledge of, the valuation of airline enterprises. In the ordinary course of its business as broker-dealer, it may, from time to time, purchase securities from, and sell securities to, the Company and, as a market maker in securities, it may from time to time have a long or short position in, and buy or sell, debt or equity securities of the Company for its own account and for the accounts of its customers.

    In its capacity as financial advisor, the Financial Advisor provided advice to the Board of Directors of the Company regarding the determination of the Subscription Price and the financial impact of the Rights Offering on the Company from a financial point of view and discussed with management and the Board of Directors of the Company the possible effects of the Rights Offering. See "Purpose of the Rights Offering and Use of Proceeds." The Financial Advisor is assisting the Company in identifying potential Investors, but has not been retained to, and will not, solicit Holders of Rights to purchase Common Stock in connection with the Rights Offering. See "The Investor Offering."

    Under applicable law, Jefferies may bid for and purchase Rights for certain purposes. Such purchases will be subject to certain price and volume limitations when Jefferies owns Rights without an offsetting short position in the Common Stock. Such limitations provide, among other things, that subject to certain exceptions, not more than one bid to purchase Rights may be maintained in any one market at the same price at the same time and that, with certain limited exceptions, the initial bid for or purchase of Rights may not be made at a price higher than the highest current independent bid price or the last independent sales price on the AMEX or the PSE. Any such price may not be increased, subject to certain exceptions, unless Jefferies has not purchased any Rights for a full business day or the independent bid price for such Rights has exceeded such price for a full business day.

    From the date of this Prospectus, Jefferies may offer and sell shares of Common Stock at prices it sets from time to time, which prices may be higher or lower than the Subscription Price. Prior to the Expiration Date, each of these prices when set will not exceed the higher of the last sale price or current asked price of the Common Stock on the AMEX or the PSE plus, in each case, an amount equal to an exchange commission, and any offering price set on any calendar day will not be increased more than once during that day. Any offering by Jefferies may include shares of Common Stock acquired or to be acquired through the exercise of the Rights. As a result of those offerings, Jefferies may realize profits or losses independent of its financial advisory and capital raising fees it receives.

    Jefferies will receive (i) a capital raising fee equal to 5.5% of the aggregate gross proceeds to the Company from (x) the Investor Offering as compensation in connection with its efforts to arrange commitments of the Investors to purchase shares of Common Stock and (y) any other offering of Common Stock in which Jefferies provides financial advisory services to the Company (I.E., a Subsequent Offering) and which is necessary in order that gross proceeds to the Company from the Rights Offering, the Investor Offering and any Subsequent Offering equal or exceed $25,000,000, and (ii) a fee of 3.0% of the total gross proceeds to the Company from the exercise by the Financial Advisor of Shareholder Rights purchased by it. In the event that the total gross proceeds to the Company from the Rights Offering, the Investor Offering and any Subsequent Offering equal or exceed $25,000,000, Jefferies will also receive (1) a financial advisory fee equal to 1.5% of the aggregate gross proceeds to the Company from the Rights Offering, the Investor Offering and any Subsequent Offering and (2) reimbursement by the Company for Jefferies' out-of-pocket expenses, other than its reasonable attorneys' fees and disbursements, which the Company has agreed to reimburse regardless of the amount of proceeds from the various offerings. The Financial Advisor will pay to the Company 50% of any net proceeds resulting to the Financial Advisor from the sale of Rights Shares received by Jefferies upon the exercise of Shareholder Rights purchased by it. In addition, the Company has agreed to indemnify Jefferies against certain liabilities.

    The Financial Advisor has provided investment banking services to the Company in the past, including in connection with the AIP Investment, and received commissions in connection therewith and may continue to perform these and other services and receive fees therefor in the future. In connection with the AIP Investment, the Company paid Jefferies fees of (i) $150,000 for rendering its December 7, 1995 fairness opinion regarding the AIP Investment and
(ii) $1.2 million upon consummation of the AIP Investment. The Company also reimbursed Jefferies for its fees and expenses in connection with the AIP Investment.

                                 LEGAL MATTERS

    The tax matters discussed under "Certain Federal Income Tax Consequences" are being passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California. The validity of the authorization and issuance of the securities offered hereby are being passed upon for the Company by Goodsill Anderson Quinn & Stifel.

                                    EXPERTS

    The financial statements of Hawaiian Airlines, Inc. as of December 31, 1995 and 1994, and for the year ended December 31, 1995, the period September 12, 1994 through December 31, 1994, the period January 1, 1994 through September 11, 1994, and the year ended December 31, 1993, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, dated March 15, 1996, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The report  of KPMG  Peat Marwick  LLP  dated March  15, 1996,  contains  an explanatory paragraph that states that the financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start accounting and, as a result, the financial statements of the Reorganized Company are presented on a basis different than those of the Predecessor Company.

    In addition, the report of KPMG Peat Marwick LLP dated March 15, 1996, contains an explanatory paragraph that states that the Company's recurring losses from operations, deficit working capital and limited sources of additional liquidity raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
FINANCIAL STATEMENTS FOR THE THREE YEARS ENDED DECEMBER 31, 1995

  Independent Auditors' Report.............................................................................        F-2

  Balance Sheets as of December 31, 1994 and 1995..........................................................        F-3

  Statements of Operations for the Year ended December 31, 1993, the Period from January 1, 1994 to
   September 11, 1994, the Period from September 12, 1994 to December 31, 1994 and the Year ended December
   31, 1995................................................................................................        F-4

  Statements of Shareholders' Equity (Deficit) for the Year ended December 31, 1993, the Period from
   January 1, 1994 to September 11, 1994, the Period from September 12, 1994 to December 31, 1994 and the
   Year ended December 31, 1995............................................................................        F-5

  Statements of Cash Flows for the Year ended December 31, 1993, the Period from January 1, 1994 to
   September 11, 1994, the Period from September 12, 1994 to December 31, 1994 and the Year ended December
   31, 1995................................................................................................        F-6

  Notes to Financial Statements............................................................................        F-8

  Supplemental Financial Information: Unaudited Quarterly Financial Information for the Years ended
   December 31, 1994 and 1995..............................................................................       F-37

FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996

  Condensed Balance Sheets as of December 31, 1995 and March 31, 1996 (unaudited)..........................       F-38

  Condensed Statements of Operations for the Three Months ended March 31, 1995 and 1996 (unaudited)........       F-39

  Condensed Statements of Cash Flows for the Three Months ended March 31, 1995 and 1996 (unaudited)........       F-40

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Hawaiian Airlines, Inc.:

    We have audited the accompanying balance sheets of Hawaiian Airlines, Inc. as of December 31, 1995 and 1994, and the related statements of operations, shareholders' equity (deficit) and cash flows for the year ended December 31, 1995, the period September 12, 1994 through December 31, 1994, the period January 1, 1994 through September 11, 1994, and the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Airlines, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the year ended December 31, 1995, the period September 12, 1994 through December 31, 1994, the period January 1, 1994 through September 11, 1994, and the year ended December 31, 1993 in conformity with generally accepted accounting principles.

    As discussed in notes 1 and 2 to the financial statements, on September 12, 1994, Hawaiian Airlines, Inc. emerged from bankruptcy. The financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start reporting. As a result, the financial statements of the Reorganized Company are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable in all respects.

    The accompanying financial statements have been prepared assuming that Hawaiian Airlines, Inc. will continue as a going concern. As discussed in note 16 to the financial statements, the Company's recurring losses from operations, deficit working capital and its limited sources of additional liquidity raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ KPMG Peat Marwick LLP

Honolulu, Hawaii
March 15, 1996

                            HAWAIIAN AIRLINES, INC.

                                 BALANCE SHEETS

                DECEMBER 31, 1994 AND 1995 (REORGANIZED COMPANY)

                                     ASSETS

                                                                                              REORGANIZED COMPANY
                                                                                              --------------------
                                                                                                1994       1995
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS)
Current Assets:
  Cash and cash equivalents.................................................................  $   3,501  $   5,389
  Accounts receivable, net of allowance for doubtful accounts of $500 in 1994 and $800 in
   1995.....................................................................................     16,275     18,178
  Inventories, net of allowance for obsolescence of $315 in 1994 and 1995...................      6,234      7,648
  Assets held for sale......................................................................      1,594      1,344
  Prepaid expenses..........................................................................      6,079      5,804
                                                                                              ---------  ---------
    Total current assets....................................................................     33,683     38,363
                                                                                              ---------  ---------
Property and Equipment
  Flight equipment..........................................................................     34,702     40,659
  Ground equipment, buildings and leasehold improvements....................................      3,976      5,775
                                                                                              ---------  ---------
    Total...................................................................................     38,678     46,434
  Accumulated depreciation and amortization.................................................       (922)    (5,043)
                                                                                              ---------  ---------
    Property and equipment, net.............................................................     37,756     41,391
                                                                                              ---------  ---------
Other Assets:
  Assets held for sale......................................................................     11,789      8,336
  Lease security and other deposits.........................................................        603      1,053
  Long-term prepayments and other...........................................................      8,536      5,164
  Reorganization value in excess of amounts allocable to identifiable assets, net...........     70,934     67,333
                                                                                              ---------  ---------
    Total other assets......................................................................     91,862     81,886
                                                                                              ---------  ---------
    Total Assets............................................................................  $ 163,301  $ 161,640
                                                                                              ---------  ---------
                                                                                              ---------  ---------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.........................................................  $   6,394  $   6,027
  Current portion of capital lease obligations..............................................      2,907      2,662
  Accounts payable..........................................................................     17,529     35,182
  Air traffic liability.....................................................................     40,382     30,461
  Other accrued liabilities.................................................................      4,916      8,293
  Current portion of accrued vacation liability.............................................      5,040      5,052
  Accrued salaries and wages................................................................      2,342      2,385
                                                                                              ---------  ---------
    Total current liabilities...............................................................     79,510     90,062
                                                                                              ---------  ---------
Long-Term Debt..............................................................................     14,152      5,523
                                                                                              ---------  ---------
Capital Lease Obligations...................................................................     12,764     10,102
                                                                                              ---------  ---------
Other Liabilities and Deferred Credits:
  Noncurrent portion of accrued vacation liability..........................................        485        425
  Accumulated pension and other postretirement benefit obligations..........................     22,013     25,259
  Other.....................................................................................        528      1,091
                                                                                              ---------  ---------
    Total other liabilities and deferred credits............................................     23,026     26,775
                                                                                              ---------  ---------
Shareholders' Equity:
  Class A Common Stock -- $.01 par value, 20,000,000 and 40,000,000 shares authorized in
   1994 and 1995, respectively, no shares and 6,845,105 shares issued and outstanding in
   1994 and 1995, respectively (636,247 shares issuable in 1996)............................     --             75
  Class B Common Stock -- $.01 par value, no shares and 3,050,000 shares authorized in 1994 and 1995, respectively, no shares and 1,894,955 shares issued and outstanding in 1994 and
   1995, respectively.......................................................................     --             19
  Capital in excess of par value............................................................     --         41,193
  Warrants..................................................................................     --            900
  Unearned compensation.....................................................................     --           (182)
  Minimum pension liability.................................................................     --         (1,170)
  Common Stock, warrants and options issuable...............................................     40,000     --
  Accumulated deficit.......................................................................     (6,151)   (11,657)
                                                                                              ---------  ---------
    Shareholders' equity....................................................................     33,849     29,178
                                                                                              ---------  ---------
  Commitments and Contingent Liabilities (Notes 6, 7, 8, 10, 11, 13 and 15)
  Subsequent Events (Notes 1 and 16)
    Total Liabilities and Shareholders' Equity..............................................  $ 163,301  $ 161,640
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                            STATEMENTS OF OPERATIONS

 FOR THE YEAR ENDED DECEMBER 31, 1993 (PREDECESSOR), THE PERIOD FROM JANUARY 1, 1994 TO SEPTEMBER 11, 1994 (PREDECESSOR), THE PERIOD FROM SEPTEMBER 12, 1994 TO
  DECEMBER 31, 1994 (REORGANIZED COMPANY) AND THE YEAR ENDED DECEMBER 31, 1995
                             (REORGANIZED COMPANY)

                                                                  PREDECESSOR             REORGANIZED COMPANY
                                                           --------------------------  --------------------------
                                                                         PERIOD FROM    PERIOD FROM
                                                                         JANUARY 1,    SEPTEMBER 12,
                                                                           1994 TO        1994 TO
                                                                        SEPTEMBER 11,  DECEMBER 31,
                                                              1993          1994           1994          1995
                                                           -----------  -------------  -------------  -----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Revenues:
  Passenger..............................................  $   273,386   $   199,502    $    80,675   $   297,527
  Charter................................................        7,169           135            536        22,200
  Cargo..................................................       15,000        11,039          5,300        18,169
  Other..................................................        8,554         6,147          2,646         9,008
                                                           -----------  -------------  -------------  -----------
    Total................................................      304,109       216,823         89,157       346,904
                                                           -----------  -------------  -------------  -----------
Operating Expenses:
  Flying operations......................................      107,959        71,768         28,650       104,847
  Maintenance............................................       65,963        47,281         21,547        79,156
  Passenger service......................................       33,748        25,224         10,647        39,210
  Aircraft and traffic servicing.........................       44,135        34,324         16,720        54,616
  Promotion and sales....................................       35,563        28,499         10,892        43,162
  General and administrative.............................       21,610        12,063          4,696        18,377
  Depreciation and amortization..........................        5,969         4,085          2,273         7,437
  Early retirement provision.............................      --            --             --              2,000
  Restructuring charges..................................       14,000       --             --            --
                                                           -----------  -------------  -------------  -----------
    Total................................................      328,947       223,244         95,425       348,805
                                                           -----------  -------------  -------------  -----------
    Operating Loss.......................................      (24,838)       (6,421)        (6,268)       (1,901)
                                                           -----------  -------------  -------------  -----------
Nonoperating Income (Expense):
  Interest and amortization of debt expense..............       (5,066)       (1,150)        (1,286)       (4,341)
  Interest income........................................          360           300            318           762
  Gain (loss) on disposition of equipment................         (659)           45            558          (233)
  Other, net.............................................        1,312           502            527           207
  Reorganization expenses................................      (52,637)      (13,950)       --            --
                                                           -----------  -------------  -------------  -----------
    Total................................................      (56,690)      (14,253)           117        (3,605)
                                                           -----------  -------------  -------------  -----------
Loss Before Extraordinary Items..........................      (81,528)      (20,674)        (6,151)       (5,506)
Extraordinary gain, net..................................       12,104       190,063        --            --
                                                           -----------  -------------  -------------  -----------
Net Income (Loss)........................................  $   (69,424)  $   169,389    $    (6,151)  $    (5,506)
                                                           -----------  -------------  -------------  -----------
                                                           -----------  -------------  -------------  -----------
Pro Forma Loss Per Common Share (Unaudited):
  Before extraordinary items.............................  $       N/M*  $       N/M*   $     (0.65)** $     (0.59)**
  Extraordinary gain, net................................          N/M*          N/M*       --**          --**
                                                           -----------  -------------  -------------  -----------
Net Income (Loss)........................................  $       N/M  $        N/M   $      (0.65 )** $     (0.59)**
                                                           -----------  -------------  -------------  -----------
                                                           -----------  -------------  -------------  -----------
Weighted Average Number of Common Shares Outstanding.....        6,170         7,137          9,400**       9,400**
                                                           -----------  -------------  -------------  -----------
                                                           -----------  -------------  -------------  -----------

- ------------------------
 * Not Meaningful -- Per share data is not meaningful as the Predecessor was recapitalized and adopted fresh start reporting as of September 12, 1994.
** Proforma  per share  data has been  calculated assuming  that the Reorganized
   Company will issue approximately 9.4 million shares of Common Stock pursuant to the Reorganization Plan.

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

 FOR THE YEAR ENDED DECEMBER 31, 1993 (PREDECESSOR), THE PERIOD FROM JANUARY 1,
                   1994 TO SEPTEMBER 11, 1994 (PREDECESSOR),
 THE PERIOD FROM SEPTEMBER 12, 1994 TO DECEMBER 31, 1994 (REORGANIZED COMPANY)
           AND THE YEAR ENDED DECEMBER 31, 1995 (REORGANIZED COMPANY)

                                                                                                       CAPITAL IN
                                                              COMMON        CLASS A        CLASS B      EXCESS OF
                                                               STOCK     COMMON STOCK   COMMON STOCK    PAR VALUE    WARRANTS
                                                            -----------  -------------  -------------  -----------  -----------
                                                                                      (IN THOUSANDS)
PREDECESSOR
Balance, December 31, 1992................................   $  37,622     $  --          $  --         $  12,479    $  --
Net loss..................................................      --            --             --            --           --
Exercise of warrants for 1,075,268 shares of Common
 Stock....................................................          11        --             --            --           --
Issuance of 348,038 shares of Common Stock to the Employee
 Stock Ownership Plans....................................       2,871        --             --            --           --
Accretion in value of Class B Preference Stock............      --            --             --            --           --
                                                            -----------          ---            ---    -----------       -----
Balance, December 31, 1993................................      40,504        --             --            12,479       --
Net income................................................      --
Fresh start adjustments, net..............................     (40,504)       --             --           (12,479)      --
                                                            -----------          ---            ---    -----------       -----
REORGANIZED COMPANY
Balance, September 12, 1994...............................      --            --             --            --           --
Net loss..................................................      --            --             --            --           --
                                                            -----------          ---            ---    -----------       -----
Balance, December 31, 1994................................      --            --             --            --           --
Net loss..................................................      --            --             --            --           --
Issuance of 6,845,105 shares of Class A Common Stock and
 1,894,955 shares of Class B Common Stock (636,247 shares
 of Class A Common Stock issuable)........................      --                75             19        39,006       --
Issuance of warrants to acquire 989,011 shares of Class A
 Common Stock.............................................      --            --             --            --              900
Grant of options to acquire 592,500 shares of Class A
 Common Stock.............................................      --            --             --             2,187       --
Amortization of Unearned Compensation on options to
 acquire 592,500 shares of Class A Common Stock...........      --            --             --            --           --
Recordation of minimum pension liability..................      --            --             --            --           --
                                                            -----------          ---            ---    -----------       -----
Balance, December 31, 1995................................   $  --         $      75      $      19     $  41,193    $     900
                                                            -----------          ---            ---    -----------       -----
                                                            -----------          ---            ---    -----------       -----

                                                                                           COMMON
                                                                                           STOCK,
                                                                             MINIMUM    WARRANTS AND
                                                              UNEARNED       PENSION      OPTIONS     ACCUMULATED
                                                            COMPENSATION    LIABILITY     ISSUABLE      DEFICIT
                                                            -------------  -----------  ------------  ------------

PREDECESSOR
Balance, December 31, 1992................................    $  --         $  --        $   --        $ (192,822)
Net loss..................................................       --            --            --           (69,424)
Exercise of warrants for 1,075,268 shares of Common
 Stock....................................................       --            --            --            --
Issuance of 348,038 shares of Common Stock to the Employee
 Stock Ownership Plans....................................       --            --            --            --
Accretion in value of Class B Preference Stock............       --            --            --              (619)
                                                            -------------  -----------  ------------  ------------
Balance, December 31, 1993................................       --            --            --          (262,865)
Net income................................................                                                169,389
Fresh start adjustments, net..............................       --            --            40,000        93,476
                                                            -------------  -----------  ------------  ------------
REORGANIZED COMPANY
Balance, September 12, 1994...............................       --            --            40,000        --
Net loss..................................................       --            --            --            (6,151)
                                                            -------------  -----------  ------------  ------------
Balance, December 31, 1994................................       --            --            40,000        (6,151)
Net loss..................................................       --            --            --            (5,506)
Issuance of 6,845,105 shares of Class A Common Stock and
 1,894,955 shares of Class B Common Stock (636,247 shares
 of Class A Common Stock issuable)........................       --            --           (39,100)       --
Issuance of warrants to acquire 989,011 shares of Class A
 Common Stock.............................................       --            --              (900)       --
Grant of options to acquire 592,500 shares of Class A
 Common Stock.............................................       (2,187)       --            --            --
Amortization of Unearned Compensation on options to
 acquire 592,500 shares of Class A Common Stock...........        2,005        --            --            --
Recordation of minimum pension liability..................       --            (1,170)       --            --
                                                            -------------  -----------  ------------  ------------
Balance, December 31, 1995................................    $    (182)    $  (1,170)   $   --        $  (11,657)
                                                            -------------  -----------  ------------  ------------
                                                            -------------  -----------  ------------  ------------

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                            STATEMENTS OF CASH FLOWS

 FOR THE YEAR ENDED DECEMBER 31, 1993 (PREDECESSOR), THE PERIOD FROM JANUARY 1, 1994 TO SEPTEMBER 11, 1994 (PREDECESSOR), THE PERIOD FROM SEPTEMBER 12, 1994 TO
  DECEMBER 31, 1994 (REORGANIZED COMPANY) AND THE YEAR ENDED DECEMBER 31, 1995
                             (REORGANIZED COMPANY)

                                                                       PREDECESSOR           REORGANIZED COMPANY
                                                                 ------------------------  ------------------------
                                                                             PERIOD FROM    PERIOD FROM
                                                                             JANUARY 1,    SEPTEMBER 12,
                                                                               1994 TO        1994 TO
                                                                            SEPTEMBER 11,  DECEMBER 31,
                                                                   1993         1994           1994         1995
                                                                 ---------  -------------  -------------  ---------
                                                                                   (IN THOUSANDS)
Cash Flows From Operating Activities:
  Net income (loss)............................................  $ (69,424)  $   169,389     $  (6,151)   $  (5,506)
  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
    Depreciation and amortization..............................      5,969         4,085         1,183        3,836
    Amortization of reorganization value in excess of
     identifiable assets.......................................     --           --              1,090        3,601
    Amortization of debt discount..............................     --           --                136          557
    Allowance for doubtful accounts............................      4,811           422        --              719
    Net periodic postretirement benefit cost...................      2,916         1,988           903        3,309
    Stock option compensation..................................     --           --             --            2,005
    Early retirement provision.................................     --           --             --            2,000
    (Gain) loss from disposition of equipment..................        659           (45)         (558)         233
    Extraordinary items........................................    (12,104)     (190,063)       --           --
    (Increase) decrease in accounts receivable.................         44        (6,223)        3,401       (2,622)
    (Increase) decrease in inventories.........................       (419)          497           220       (1,414)
    (Increase) decrease in prepaid expenses....................       (406)       (1,133)       (2,233)         275
    (Decrease) increase in accounts payable....................    (22,923)        5,774        (1,966)      17,653
    (Decrease) increase air traffic liability..................    (14,319)       10,602          (319)      (9,921)
    (Decrease) increase in accrued liabilities.................     66,408          (734)       (1,323)       3,432
    Other, net.................................................         60           738           352          631
                                                                 ---------  -------------  -------------  ---------
      Net cash provided by (used in) operations before
       reorganization expenses.................................    (38,728)       (4,703)       (5,265)      18,788
    Reorganization expenses....................................     52,637        10,799        --           --
                                                                 ---------  -------------  -------------  ---------
      Net cash provided by (used in) operating activities......     13,909         6,096        (5,265)      18,788
                                                                 ---------  -------------  -------------  ---------
Cash Flows From Investing Activities:
  Return (issuance) of security deposits.......................     (3,800)       (3,007)        6,979       --
  Additions to property and equipment..........................     (7,037)       (3,682)       (3,603)      (9,165)
  Net proceeds from disposition of equipment...................        992           817           673        4,225
                                                                 ---------  -------------  -------------  ---------
      Net cash provided by (used in) investing activities......     (9,845)       (5,872)        4,049       (4,940)
                                                                 ---------  -------------  -------------  ---------
Cash Flows From Financing Activities:
  Issuance of long-term debt...................................     --           --              5,393        1,591
  Repayment of long-term debt..................................     (1,730)         (689)       (2,095)     (10,644)
  Repayment of capital lease obligations.......................     --            (1,345)       (1,044)      (2,907)
  Issuance of Common Stock.....................................         11       --             --           --
                                                                 ---------  -------------  -------------  ---------
      Net cash provided by (used in) financing activities......     (1,719)       (2,034)        2,254      (11,960)
                                                                 ---------  -------------  -------------  ---------
      Net increase (decrease) in cash and cash equivalents.....      2,345        (1,810)        1,038        1,888
Cash and cash equivalents -- Beginning of Year or Period.......      1,928         4,273         2,463        3,501
                                                                 ---------  -------------  -------------  ---------
Cash and cash equivalents -- End of Year or Period.............  $   4,273   $     2,463     $   3,501    $   5,389
                                                                 ---------  -------------  -------------  ---------
                                                                 ---------  -------------  -------------  ---------

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                            STATEMENTS OF CASH FLOWS

 FOR THE YEAR ENDED DECEMBER 31, 1993 (PREDECESSOR), THE PERIOD FROM JANUARY 1, 1994 TO SEPTEMBER 11, 1994 (PREDECESSOR), THE PERIOD FROM SEPTEMBER 12, 1994 TO
  DECEMBER 31, 1994 (REORGANIZED COMPANY) AND THE YEAR ENDED DECEMBER 31, 1995
                             (REORGANIZED COMPANY)

                                                                       PREDECESSOR           REORGANIZED COMPANY
                                                                 ------------------------  ------------------------
                                                                             PERIOD FROM    PERIOD FROM
                                                                             JANUARY 1,    SEPTEMBER 12,
                                                                               1994 TO        1994 TO
                                                                            SEPTEMBER 11,  DECEMBER 31,
                                                                   1993         1994           1994         1995
                                                                 ---------  -------------  -------------  ---------
                                                                                   (IN THOUSANDS)
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid..................................................  $   1,584   $     1,009     $     988    $   3,824
Reorganization expenses paid...................................        535         3,151        --           --

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:
Reclassification of liabilities subject to compromise..........    161,039       --             --           --
Reclassification of redeemable Preferred and Preference Stock
 subject to compromise.........................................      5,973       --             --           --

Other capital transactions:
  Reclassification of Common Stock, warrants and options
   issuable to Class A Common Stock............................     --           --             --               75
  Reclassification of Common Stock, warrants and options
   issuable to Class B Common Stock............................     --           --             --               19
  Reclassification of Common Stock, warrants and options
   issuable to Capital in excess of par value..................     --           --             --           39,006
  Reclassification of Common Stock, warrants and options
   issuable to Warrants........................................     --           --             --              900
  Grant of options to acquire 592,500 shares of Class A Common
   Stock.......................................................     --           --             --            2,187
  Recordation of minimum pension liability.....................     --           --             --            1,170
  Exercise of warrants for Common Stock........................      8,000       --             --           --
  Issuance of 348,038 shares of Common Stock to the Employee
   Stock Ownership Plans.......................................      2,871       --             --           --
  Class B Preference Stock accretion...........................        619       --             --           --

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND BUSINESS
    Hawaiian Airlines, Inc. was incorporated in January 1929 under the laws of the Territory of Hawaii and maintains its principal offices in Honolulu, Hawaii. Based on operating revenues, Hawaiian Airlines, Inc. is the largest airline headquartered in Hawaii and is engaged primarily in the scheduled transportation of passengers, cargo and mail over a route system which services the six major islands of the State of Hawaii, several cities primarily in the U.S. West Coast region and certain destinations in the South Pacific.

    The Company's passenger airline business is its chief source of revenue. Scheduled passenger service consists of, on average, approximately 150 flights per day among the six major islands of the State of Hawaii ("Interisland"), daily service to four U.S. West Coast cities and Las Vegas ("Transpac"), and two flights per week to Pago Pago, American Samoa and one flight per week to Papeete, Tahiti in the South Pacific ("Southpac"). The Company also provides charter service to Las Vegas.

    On September 21, 1993, Hawaiian Airlines together with HAL, INC., Hawaiian Airlines' parent company, and West Maui Airport, Inc., another wholly owned subsidiary of HAL, INC. (collectively the "Predecessor"), commenced reorganization cases by filing voluntary petitions for relief under Chapter 11, Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Hawaii. Concurrently therewith, the Debtors filed a Consolidated Plan of Reorganization dated September 21, 1993 (as amended through the most recent amendment dated April 20, 1995, the "Reorganization Plan" or the "Plan"). The Company emerged from the Chapter 11 process less than a year later with the Reorganization Plan becoming effective on September 12, 1994 (the "Effective Date"). The Chapter 11 process resulted in the Company recognizing an extraordinary gain of $190.1 million, representing the relief of $204.7 million of liabilities net of offsets and certain liabilities that survived the reorganization. Further, pursuant to the Reorganization Plan, on the Effective Date, first West Maui Airport, Inc. and then HAL, INC. were merged with and into Hawaiian Airlines with Hawaiian Airlines being the sole surviving corporation. Upon the effectiveness of the mergers, all of the outstanding equity securities of the Company, HAL, INC., and West Maui Airport, Inc. were canceled.

    Under the Plan, the Company will issue and distribute approximately 9,400,000 shares of its common stock to all of the unsecured creditors with claims allowed under the Plan. At December 31, 1995, the Company's common stock consisted of two classes, one with full voting rights, Class A Common Stock, and the other with limited voting rights, Class B Common Stock. On June 19, 1995, the Company commenced distribution of its Class A and Class B Common Stock and as of December 31, 1995, 6,845,105 shares of Class A Common Stock and 1,894,955 shares of Class B Common Stock were issued and outstanding. The Company anticipates issuing 636,247 shares of Class A Common Stock under the Plan by late 1996 in satisfaction of disputed claims outstanding as of December 31, 1995. Any shares withheld in excess of the amount distributed to the holders of such claims will be held until all disputed claims have been resolved. The disputed claims consist of an aggregate $534,000 for alleged prepetition violations and various other claims asserted by various governmental agencies and $5.2 million for damages arising from the return of aircraft asserted by the Federal Deposit Insurance Corporation, as receiver. Upon resolution of all disputed claims, there will be a final distribution of any remaining withheld shares to all general unsecured creditors on a pro rata basis.

    Following the consummation of the AIP Investment, as defined below, each share of the Class B Common Stock issued pursuant to the Reorganization Plan was converted into one share of Class A Common Stock.

    Pursuant to the Reorganization Plan, the Company (1) granted warrants to purchase an additional 989,011 shares of its Class A Common Stock (the "Existing Warrants"), none of which have

                            HAWAIIAN AIRLINES, INC.

1.  ORGANIZATION AND BUSINESS (CONTINUED)
been exercised, and (2) reserved 600,000 shares of the Class A Common Stock for issuance to certain employees under the Company's 1994 Stock Option Plan, as amended. The Class A Common Stock began trading on the American Stock Exchange (the "AMEX") and the Pacific Stock Exchange on June 21, 1995.

    In February 1995, the Company's Board of Directors began to explore options to supplement the Company's capital base, reduce its reliance on short-term bank debt and promotional coupon sales and increase the Company's financial flexibility. The Company, with the assistance of its outside financial advisor, identified and met with potential investors, including Airline Investors Partnership, L.P. ("AIP"), regarding a possible equity investment in the Company. AIP ultimately agreed to make a $20.0 million cash investment in the Company through the purchase of 18,181,818 shares of Class A Common Stock, par value $.01 per share, and four shares of the Company's Series B Special Preferred Stock, par value $.01 per share (the "AIP Investment"). On January 31, 1996, the AIP Investment and a series of related transactions, which were dependent and effective upon one another, were consummated. Among other things, the related transactions included:

    - Certain agreements and arrangements with American Airlines, Inc. ("American"), including amendment to the long-term aircraft lease agreement pursuant to which American leases DC-10-10 aircraft to the Company, (the "Aircraft Lease Agreement"), which provide for, among other things, the making of $10.0 million of previously deferred rent and maintenance payments and interest thereon with a secured promissory note, rent reduction and the release of a $2.0 million security deposit in the form of a letter of credit. In addition, the Company issued to AMR Corporation, American's parent company ("AMR"), warrants (the "AMR Warrants") to acquire up to 1,897,946 shares of Class A Common Stock at $1.10 per share. One-half of the AMR Warrants are immediately exercisable but the balance will only be exercisable if American and the Company enter into a code sharing agreement by January 1, 1997 regarding the placement of the two letter flight designator code for American's flights on the Company's Interisland flights. The AMR Warrants expire on September 11, 2001; and

    - Agreements with each of the Company's labor unions regarding certain modifications to their respective collective bargaining unit agreements. These modifications include certain wage concessions, which will generate significant annual cost savings to the Company.

See Note 16.

2.  FRESH START REPORTING
    The fresh start reporting common equity value of approximately $40.0 million was determined by the Reorganized Company's management and was calculated by employing a methodology based on a multiple of earnings before interest and taxes. Analyses of publicly available information of other companies believed to be comparable to the Reorganized Company were used in determining a multiple which was then applied to financial projections of the Reorganized Company. Management's estimate of common equity value considered a number of factors including relevant industry and economic conditions, expected future performance, and the amount of available cash and current market conditions. Under fresh start reporting, the reorganization value of the entity was allocated to the Reorganized Company's assets and liabilities on a basis substantially consistent with the purchase method of accounting. The portion of reorganization value not attributable to specific tangible or identifiable intangible assets of the Reorganized Company is reflected as "Reorganization value in excess of amounts allocable to identifiable assets" in the accompanying balance sheets.

                            HAWAIIAN AIRLINES, INC.

2.  FRESH START REPORTING (CONTINUED)
    The effects of the Plan and fresh start reporting in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (the "SOP") 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" on the Reorganized Company's balance sheet as of the Effective Date are as follows, in thousands:

                                                                                                      REORGANIZED
                                                              PREDECESSOR                              COMPANY'S
                                                             BALANCE SHEET     DEBT     FRESH START  BALANCE SHEET
                                                             SEPTEMBER 11,  DISCHARGE   ADJUSTMENTS  SEPTEMBER 11,
                                                                 1994          (A)          (B)          1994
                                                             -------------  ----------  -----------  -------------
ASSETS
Current Assets:
  Cash and cash equivalents................................   $     2,463   $   --       $  --        $     2,463
  Accounts receivable, net.................................        20,052       --            (376)        19,676
  Inventories, net.........................................        10,714       --          (4,260)         6,454
  Assets held for sale.....................................       --            --           1,594          1,594
  Prepaid expenses and other...............................         5,048         (549)       (653)         3,846
                                                             -------------  ----------  -----------  -------------
    Total current assets...................................        38,277         (549)     (3,695)        34,033
Property and equipment, net................................        48,516       --         (15,204)        33,312
Nonoperating assets........................................        25,818      (20,968)     (4,850)       --
Assets held for sale.......................................       --            --          11,925         11,925
Reorganization value in excess of amounts allocable to
 identifiable assets.......................................       --            --          72,024         72,024
Other assets...............................................        15,172         (882)      1,627         15,917
                                                             -------------  ----------  -----------  -------------
      Total assets.........................................   $   127,783   $  (22,399)  $  61,827    $   167,211
                                                             -------------  ----------  -----------  -------------
                                                             -------------  ----------  -----------  -------------

                            HAWAIIAN AIRLINES, INC.

2.  FRESH START REPORTING (CONTINUED)

                                                                                                      REORGANIZED
                                                              PREDECESSOR                              COMPANY'S
                                                             BALANCE SHEET     DEBT     FRESH START  BALANCE SHEET
                                                             SEPTEMBER 11,  DISCHARGE   ADJUSTMENTS  SEPTEMBER 11,
                                                                 1994          (A)          (B)          1994
                                                             -------------  ----------  -----------  -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt........................   $     1,416   $    4,418   $    (145)   $     5,689
  Current portion of capital lease obligations.............         2,121       --          --              2,121
  Accounts payable.........................................        34,787      (14,789)       (504)        19,494
  Accrued liabilities......................................        12,774         (129)        439         13,084
  Air traffic liability....................................        40,639       --              61         40,700
                                                             -------------  ----------  -----------  -------------
    Total current liabilities..............................        91,737      (10,500)       (149)        81,088
Long-term debt.............................................         2,684        8,737      --             11,421
Capital lease obligations..................................        12,591       --          --             12,591
Other liabilities and deferred credits.....................        31,789       --          (9,678)        22,111
                                                             -------------  ----------  -----------  -------------
    Total liabilities not subject to compromise............       138,801       (1,763)     (9,827)       127,211
Total liabilities subject to compromise....................       204,726     (204,726)     --            --
                                                             -------------  ----------  -----------  -------------
      Total liabilities....................................       343,527     (206,489)     (9,827)       127,211
                                                             -------------  ----------  -----------  -------------
Redeemable Preferred and Preference Stock Subject to
 Compromise................................................         5,973       (5,973)     --            --
Shareholders' Equity (Deficit):
  Common stock.............................................        40,504       --         (40,504)       --
  Capital in excess of par value...........................        12,479       --         (12,479)       --
  Common stock, warrants and options issuable..............       --            --          40,000         40,000
  Accumulated deficit......................................      (274,700)     190,063      84,637        --
                                                             -------------  ----------  -----------  -------------
      Shareholders' equity (deficit).......................      (221,717)     190,063      71,654         40,000
                                                             -------------  ----------  -----------  -------------
      Total liabilities and shareholders' equity
       (deficit)...........................................   $   127,783   $  (22,399)  $  61,827    $   167,211
                                                             -------------  ----------  -----------  -------------
                                                             -------------  ----------  -----------  -------------

- ------------------------
(a) To record the discharge or reclassification of obligations pursuant to the Plan. Substantially all of these obligations are only entitled to receive such distributions of Common Stock as provided under the Plan. Portions of these obligations were restructured and will continue, as restructured, to be liabilities of the Reorganized Company.

(b) To record adjustments to reflect assets and liabilities at estimated fair value (including the establishment of Reorganization value in excess of amounts allocable to identifiable assets), the establishment of the Reorganized Company's equity value of $40.0 million and the cancellation of the Predecessor's equity.

                            HAWAIIAN AIRLINES, INC.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The Company's financial statements, up to and including the Effective Date, included herein have been prepared in accordance with SOP 90-7. For accounting purposes, the Effective Date of the Plan and inception date for the Reorganized Company is deemed to be September 12, 1994. Under fresh start reporting, the reorganization value of the entity has been allocated to the Reorganized Company's assets and liabilities on a basis substantially consistent with the purchase method of accounting. The portion of reorganization value not attributable to specific tangible or identifiable intangible assets of the Company is reflected as "Reorganization value in excess of amounts allocable to identifiable assets" in the accompanying balance sheets.

    Because  of  the  application  of  fresh  start  reporting,  the   financial
statements for periods after reorganization are not comparable to the financial statements for periods prior to the reorganization.

    CASH AND CASH EQUIVALENTS

    The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. Short-term cash investments at December 31, 1994 and 1995 were valued at cost and amounted to $2.6 and $2.5 million, respectively.

    INVENTORIES

    Inventories consisting of flight equipment, expendable parts and supplies are stated at average cost, less an allowance for obsolescence.

    ASSETS HELD FOR SALE

    Assets held for sale consisting of expendable inventory parts and rotable flight equipment are stated at the lower of average cost or net realizable value. As of December 31, 1994 and 1995, the Company had approximately $13.4 million and $9.7 million, respectively, of expendable inventory parts and rotable flight equipment held for sale internally or on a consignment basis with a third party.

    PROPERTY AND EQUIPMENT

    Owned property and equipment are stated at cost. Costs of major improvements are capitalized. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Flight equipment........................  12-15 years, 15% residual value
Ground equipment........................  5-15 years
Airport terminal facility...............  30 years
Buildings...............................  15-20 years
                                          Shorter of lease term or useful
Leasehold improvements..................  life

    Maintenance and repairs are charged  to operations as incurred, except  that
(1) costs of overhauling engines are charged to operations in the year the engines are removed for overhaul and (2) scheduled heavy airframe overhauls on DC-9-50 aircraft are recorded under the deferral method whereby the cost of overhaul is capitalized and amortized over the shorter of the period benefited or the lease term. Additionally, provision is made for the estimated cost of scheduled heavy airframe overhauls required to be performed on leased DC-9-50 aircraft prior to their return to lessors. Maintenance and repairs on DC-10-10 aircraft are charged to operations on a flight hour basis.

    REORGANIZATION VALUE IN EXCESS OF AMOUNTS ALLOCABLE TO IDENTIFIABLE ASSETS

    Reorganization value in excess of amounts allocable to identifiable assets is amortized on a straight-line basis over 20 years. Accumulated amortization at December 31, 1994 and 1995 totaled

                            HAWAIIAN AIRLINES, INC.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) approximately $1.1 and $4.7 million, respectively. The Company will continue to assess and evaluate whether the remaining useful life of the asset requires revision or, through the use of estimated future undiscounted cash flows over the remaining life of the asset, whether the remaining balance of the asset may not be recoverable. The assessment of the recoverability of the unamortized amount will be impacted if estimated future operating cash flows are not achieved.

    OTHER ASSETS

    Material preoperating costs associated with the introduction of new flight equipment are amortized on a straight-line basis over the shorter of the lease period or five years.

    ACCRUED VACATION LIABILITY

    Accrued vacation in excess of the amount expected to be taken by employees during the following year are classified as a noncurrent liability.

    FREQUENT FLYER AWARDS

    A liability for frequent flyer awards is recognized on the incremental cost basis in the period during which passengers have accumulated sufficient mileage for award redemption. Incremental costs primarily include fuel and catering.

    PASSENGER REVENUES

    Passenger fares are recorded as operating revenues when the transportation is provided. The value of unused passenger tickets is included as Air traffic liability.

    INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    INCOME (LOSS) PER SHARE

    Income (loss) per share is based on the weighted average number of common stock shares and, if dilutive, common stock equivalents outstanding during each year.

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

    Material estimates that are particularly susceptible to significant change relate to the determination of Air traffic liability and the amounts reported for Accumulated pension and other postretirement benefit obligations. Management believes that such estimates have been appropriately established in accordance with generally accepted accounting principles.

    NEW ACCOUNTING PRONOUNCEMENTS

    In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards (the "SFAS") No. 121, "Accounting for the Impairment of Long-

                            HAWAIIAN AIRLINES, INC.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Lived Assets and Long-Lived Assets to Be Disposed Of." This Statement is effective for years beginning after December 15, 1995 and applies to long-lived assets and certain identifiable intangible assets whether held and used or to be disposed of, and goodwill.

    SFAS No. 121 requires that a review be made of long-lived assets and certain identifiable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the future cash flows expected to result from use of the asset (undiscounted and without interest charges) are less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. In instances where goodwill is identified with assets that are subject to an impairment loss, such goodwill should be allocated to the assets tested for recoverability on a pro rata basis using the relative fair values of the assets acquired in the transaction generating the goodwill.

    SFAS No. 121 also requires that long-lived assets and certain identifiable intangible assets to be disposed of be reported at the lower of the asset carrying amount or fair value, less cost to sell.

    The Company plans to adopt SFAS No. 121 in 1996. Restatement of previously issued financial statements is not permitted. The Company does not believe that adoption of SFAS No. 121 will have a material impact on its financial condition or results of operations.

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a new, fair value based method of accounting for stock-based compensation, but does not require an entity to adopt the new method for purposes of preparing its basic financial statements. For entities not adopting the new method, SFAS No. 123 requires footnote disclosure of pro forma net income and earnings per share information as if the fair value based method had been adopted. The disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The Company will comply with the disclosure requirements of SFAS No. 123 in its 1996 financial statements.

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS
    The carrying amounts of Cash and cash equivalents, Accounts receivable, Lease security and other deposits, Accounts payable, Other accrued liabilities, Accrued vacation liability and Accrued salaries and wages approximate fair value due to the short maturity of those instruments.

    The estimated fair values of Long-term debt amounted to $20.5 million and $11.4 million at December 31, 1994 and 1995, respectively, and Capital lease obligations amounted to $14.9 million and $12.2 million at December 31, 1994 and 1995, respectively. These fair values were estimated by discounting the future cash flow requirements of each instrument at rates currently offered at the respective year-end dates to the Company for similar debt and lease instruments of comparable maturities.

5.  FLIGHT EQUIPMENT
    All of the Company's aircraft are leased except for two DC-9-50s. At December 31, 1994 and 1995, the composition of the Company's aircraft fleet is as follows:

                                                                      1994                      1995
                                                            ------------------------  ------------------------
AIRCRAFT TYPE                                                 LEASED        OWNED       LEASED        OWNED
- ----------------------------------------------------------  -----------  -----------  -----------  -----------
DC-10-10..................................................           7       --                8       --
DC-9-50...................................................          12            1           11            2
                                                                    --           --           --           --
  Total...................................................          19            1           19            2
                                                                    --           --           --           --
                                                                    --           --           --           --

                            HAWAIIAN AIRLINES, INC.

6.  LEASES

    AIRCRAFT LEASES

    Six DC-10-10 aircraft are leased under operating leases which expire in 2001. Two DC-10-10 aircraft are leased under short term operating leases which expire in 1996. Seven and four DC-9-50 aircraft and related flight equipment are leased under operating and capital leases, respectively, for various periods ranging through the year 2004.

    Most of the aircraft under operating leases include renewal options and fair market value purchase options at the end of the lease period.

    OTHER LEASES

    The Company leases office space for its headquarters, airport facilities, ticket offices and certain ground equipment in varying terms to 2008.

    GENERAL

    Rent expense for aircraft, office space, real property and other equipment during 1993, 1994 and 1995 was $36.6 million, $33.6 million and $25.5 million, respectively, net of sublease rental income from operating leases of $48,000, $368,000 and $75,000, respectively.

    Scheduled future minimum lease commitments under operating and capital leases for the Company as of December 31, 1995, in thousands, are as follows:

                                                                         OPERATING   CAPITAL
                                                                          LEASES     LEASES
                                                                         ---------  ---------
1996...................................................................  $  17,414  $   3,715
1997...................................................................     16,405      3,643
1998...................................................................     15,786      3,281
1999...................................................................     15,215      3,281
2000...................................................................     12,302      1,501
Thereafter.............................................................     19,095     --
                                                                         ---------  ---------
  Total minimum lease payments.........................................  $  96,217  $  15,421
                                                                         ---------
                                                                         ---------
  Less amount representing interest....................................                 2,657
                                                                                    ---------
  Present value of capital lease obligations...........................                12,764
  Less current portion of capital lease obligations....................                 2,662
                                                                                    ---------
  Capital lease obligations, excluding current portion.................             $  10,102
                                                                                    ---------
                                                                                    ---------

    In addition to scheduled future minimum lease payments, the Company is required to pay for, under agreement with American, monthly DC-10-10 maintenance charges. These charges are based on estimated flight hours for the month and are expensed as incurred. For the years ended December 31, 1994 and 1995, the Company incurred $8.9 million and $37.6 million, respectively, in maintenance charges under such agreement.

    Commencing October 1994 and throughout 1995, the Company was delinquent in making certain payments due American under the Aircraft Lease Agreement. As of December 31, 1995, the Company was delinquent on scheduled payments amounting to approximately $9.7 million under this lease arrangement. Although American notified the Company that the failure to make these certain rent and prepaid maintenance payments constituted an event of default under the lease agreement, it did not declare the lease agreement in default or exercise any remedies available to it. Certain additional payments were made by the Company to American and amendments to the Aircraft Lease Agreement providing for deferrals of payment of any remaining delinquent amounts owed by the Company over

                            HAWAIIAN AIRLINES, INC.

6.  LEASES (CONTINUED)
scheduled dates were effected throughout 1995. Effective January 31, 1996, the Company and American agreed to terms for the satisfaction of these delinquent amounts. In addition, effective January 31, 1996, the Company and American agreed to a reduction in basic rents due on DC-10-10 operating leases. The above schedule of future minimum lease commitments does not reflect such reduction. See Notes 12 and 16.

    The net book value of property held under capital leases as of December 31, 1994 and 1995 totaled $17.3 million and $15.5 million, respectively.

7.  DEBT
    At December 31, 1994 and 1995, the Company's long-term debt, including obligations under capital leases, consists of the following, in thousands:

                                                                                     1994       1995
                                                                                   ---------  ---------
Secured obligations due 1996-1999................................................  $  13,537  $   8,542
Tax obligations due 1996-2000....................................................        668        158
Unsecured obligations due 1996-1997..............................................      6,341      2,850
Capital lease obligations due 1996-2000..........................................     15,671     12,764
                                                                                   ---------  ---------
                                                                                      36,217     24,314
Current portion..................................................................     (9,301)    (8,689)
                                                                                   ---------  ---------
  Long-term debt and capital lease obligations, excluding current portion........  $  26,916  $  15,625
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    Secured obligations due 1996-1999 are as follows:

    - A note payable executed in 1994 in settlement of $6.0 million of administrative claims related to unpaid prepetition L-1011 and DC-9-50 aircraft rents. The note is due in 1999, bears interest at 8.0% per annum and is payable in monthly installments of principal and interest of $121,658. At December 31, 1994 and 1995, $5.8 million and $4.7 million were outstanding, respectively;

    - A secured note payable executed in 1992 pursuant to a settlement agreement with the Government of Canada related to two DHC-7 aircraft and related flight equipment. The note is due in 1996 and is payable in installments of $50,000 per month. As the note bears no interest, interest has been imputed as of the Effective Date at 10.0% per annum. As of December 31, 1994 and 1995, $1.0 million and $569,000 were outstanding, respectively. In January 1996, the note was paid in full;

    - A secured note executed in 1993 for the purchase of a DC-9-50 aircraft from a lessor. The mortgage note is due in 1999 and is payable in monthly installments of principal and interest of $59,876. Interest accrues at 10.315% per annum. At December 31, 1994 and 1995, $2.6 million and $2.1 million were outstanding, respectively; and

    - The Company has available a credit facility provided by CIT Group/Credit Finance, Inc. (the Credit Facility). At December 31, 1995, the Credit Facility consisted of an $8.15 million secured revolving line of credit including up to $3.0 million of letters of credit. Borrowings under the revolving line of credit have been recorded net of discount representing the fair value of the Existing Warrants as discussed in Note 11. Available credit is subject to reduction determined by recalculation of the borrowing base and repayments arising from disposition of collateral. At December 31, 1994, $4.1 million and $2.1 million of borrowings and letters of credit, respectively, were outstanding. As of December 31, 1995, the total availability under the Credit Facility amounted to approximately $3.4 million, which amount was fully drawn in the form of

                            HAWAIIAN AIRLINES, INC.

7.  DEBT (CONTINUED)
     $1.3 million in borrowings and $2.1 million in letters of credit. As of March 15, 1996, $2.0 million of additional borrowing capacity was available due to American's release of $2.0 million in letters of credit in conjunction with the consummation of the AIP Investment and its related transactions. See Note 16.

    Tax obligations due 1996-2000 represent allowed priority tax claims for various taxing jurisdictions, which in accordance with the provisions of the Plan, bear interest at 7.0% per annum and are payable in 24 quarterly installments commencing on the first through sixth anniversaries of the Effective Date. The Company is currently in negotiations with respective tax jurisdictions regarding approximately $500,000 of tax obligations. At December 31, 1995, the $500,000 is included in Accounts payable in the accompanying balance sheets.

    Unsecured obligations due 1996-1997 are as follows:

    - A note executed in 1994 in settlement of $4.7 million of administrative claims related to unpaid postpetition L-1011 aircraft rents. The note is due in 1996, bears interest at prime plus 3.0% (11.5% at December 31, 1995) and is payable in monthly installments of principal and interest of $194,010. At December 31, 1994 and 1995, $3.9 million and $1.6 million were outstanding, respectively;

    - A note executed in 1994 in settlement of $2.8 million of administrative claims related to unpaid prepetition airport use and occupancy fees to the State of Hawaii. The note is due in 1997 and is payable in monthly installments of $100,000. The note bears no interest; however, interest has been imputed at 10.0% per annum. As of December 31, 1994 and 1995, $2.2 million and $1.2 million were outstanding, respectively; and

    - A note executed in 1994 in settlement of $276,000 of administrative claims related to unpaid L-1011 aircraft rents. The note is due in 1996, accrues interest at prime plus 3.0% per annum (11.5% at December 31, 1995) and is payable in monthly principal installments of $11,518. At December 31, 1994 and 1995, $254,000 and $115,000 were outstanding, respectively.

    Obligations under capital leases represent the present value of aggregate future minimum lease payments discounted using interest rates ranging from 8.5% to 9.0%. See Note 6.

    The following table represents a summary of the Company's assets which are pledged as security for the indicated obligations as of December 31, 1995:

                             NET BOOK VALUE OF SECURITY                                BALANCE OF OBLIGATION AS OF
 ASSET/NATURE OF SECURITY      AS OF DECEMBER 31, 1995             CREDITOR                 DECEMBER 31, 1995
- ---------------------------  ---------------------------  ---------------------------  ---------------------------
Security interest in                $6.1 million          GPA Group PLC and AEROUSA,   $4.7 million note due 1999
 certain DC-9 rotable parts                                           INC

Security interest in                $1.0 million              Canadian Government      $569,000 note due 1996
 certain ground and flight
 equipment, $15.0 million
 stipulated judgment to be
 filed upon default of
 payments due

                            HAWAIIAN AIRLINES, INC.

7.  DEBT (CONTINUED)

                             NET BOOK VALUE OF SECURITY                                BALANCE OF OBLIGATION AS OF
 ASSET/NATURE OF SECURITY      AS OF DECEMBER 31, 1995             CREDITOR                 DECEMBER 31, 1995
- ---------------------------  ---------------------------  ---------------------------  ---------------------------
Mortgage interest in                $2.7 million           GATX Capital Corporation    $2.1 million mortgage note
 DC-9-50 aircraft                                                                       due 1999

First priority security              Unspecified           CIT Group/Credit Finance,   $1.3 million revolving
 interest in substantially                                            Inc               credit facility obligation
 all assets, with certain                                                               due 1996, $2.1 million
 limited exceptions                                                                     letters of credit
 including prior liens
 contemplated by the Plan,
 $2.0 million letters of
 credit (See Note 11)

8.  REORGANIZATION AND NONRECURRING OPERATING ITEMS
    During 1993, the Predecessor returned or terminated the respective leases under five of its DC-9-50 aircraft. As a result, the Company provided for $14.0 million in anticipated aircraft rental and return costs. In accordance with SOP 90-7, the Predecessor classified reorganization and other costs associated with the bankruptcy proceeding as nonoperating reorganization expenses. The balance for the period from September 22, 1993 through December 31, 1993 includes the following, in thousands:

Provisions for claims related to rejection of L-1011 and DHC-7 aircraft leases..................................................  $  51,456
Provisions for claims related to various contract disputes,
 litigation and other matters.....................................        346
Professional fees and expenses related to reorganization
 proceedings......................................................        835
                                                                    ---------
                                                                    $  52,637
                                                                    ---------
                                                                    ---------

    Charter revenues in 1993 include $3.9 million received from the Military Airlift Command in May 1993 following a settlement with the Predecessor on its claim for additional compensation for charter operations during Operations Desert Shield and Desert Storm in 1991 and 1990.

    The following reorganization and other items associated with the bankruptcy proceeding were incurred by the Predecessor during the period from January 1, 1994 to September 11, 1994, in thousands:

Reorganization Items:
  Professional fees.......................................................  $   5,744
  Employee share of common stock distribution.............................      7,568
  Other...................................................................        268
Revaluation of assets and liabilities.....................................        370
                                                                            ---------
                                                                            $  13,950
                                                                            ---------
                                                                            ---------

    In 1993, the Predecessor entered into new collective bargaining agreements with the International Association of Machinists and Aerospace Workers (AFL-CIO)
(IAM), the Air Line Pilots Association, International (ALPA), Association of Flight Attendants (AFA) and Transport Workers Union

                            HAWAIIAN AIRLINES, INC.

8.  REORGANIZATION AND NONRECURRING OPERATING ITEMS (CONTINUED)
(TWU) and made certain changes to the compensation and benefits of salaried employees. These new agreements contemplated that employees would have claims relating to ratified concessions which would be satisfied through the issuance of the new Common Stock of the Reorganized Company. A charge of $7.6 million in 1994 was included as a reorganization item in satisfaction of these claims.

    Operating expenses in 1995 were reduced by the reversal of $1.8 million in preconfirmation contingency accruals initially provided for on the Effective Date.

9.  INCOME TAXES
    As a result of net operating losses (NOLs) in the current year and NOLs carried forward from prior years, the Company and the Predecessor were not required to provide for federal and state income taxes for 1993, 1994 and 1995.

    The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities at December 31, 1994 and 1995 are presented below, in thousands:

                                                                                    1994        1995
                                                                                 ----------  ----------
Deferred tax assets:
  Accounts receivable, principally due to allowance for doubtful accounts......  $      198  $      320
  Accrued pension and post-retirement benefits.................................      10,448      10,104
  Accrued vacation.............................................................       1,644       1,646
  Net operating loss carryforwards.............................................      34,181      20,115
  Investment tax credit carryforwards..........................................       2,569       2,569
  Airframe return provision....................................................          76         964
  Other........................................................................       3,813       4,564
                                                                                 ----------  ----------
    Total gross deferred tax assets............................................      52,929      40,282
    Less valuation allowance...................................................     (47,086)    (34,167)
                                                                                 ----------  ----------
    Net deferred tax assets....................................................       5,843       6,115

Deferred tax liabilities:
  Plant and equipment, principally due to differences in depreciation..........      (5,843)     (6,115)
  Other........................................................................      --          --
                                                                                 ----------  ----------
    Total gross deferred tax liability.........................................      (5,843)     (6,115)
                                                                                 ----------  ----------
    Net deferred taxes.........................................................  $   --      $   --
                                                                                 ----------  ----------
                                                                                 ----------  ----------

    The valuation allowance for deferred tax assets as of January 1, 1994 and 1995 was $66.4 million and $47.1 million, respectively. The net change in the total valuation allowance for the years ended December 31, 1994 and 1995 was a decrease of $19.3 million and a decrease of $12.9 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

    The Chapter 11 reorganization of the Company resulted in an ownership change of the Company under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), which resulted in a

                            HAWAIIAN AIRLINES, INC.

9.  INCOME TAXES (CONTINUED)
limitation on the use of its NOL carryforwards. In order to preserve a portion of the Company's NOLs in the event of an ownership change within two years of its bankruptcy reorganization, the Company made a special election in its 1994 federal income tax return to have its NOLs be subject to Section 382 of the Code following its bankruptcy reorganization (the Section 382(l)(6) election). The purpose of the Section 382(l)(6) election was to preserve the Company's ability to utilize a portion of its NOLs even if it underwent an ownership change within two years from the ownership change resulting from its bankruptcy reorganization. Absent that election, if the Company underwent an ownership change within two years following the ownership change resulting from its bankruptcy reorganization, it would have been precluded from using any NOLs incurred prior to that second ownership change to offset taxable income for periods following that ownership change.

    As a result of the Section 382(l)(6) election, the Company's NOLs attributable to the period prior to the ownership change resulting from its bankruptcy reorganization, as computed for federal and state income tax purposes, available to be used to offset future taxable income generally was limited to an annual amount (the Section 382 Limitation) equal to the value of the Company's equity immediately after that ownership change multiplied by the then long-term tax-exempt rate. The Section 382 Limitation may also be increased by certain built-in income items recognized following an ownership change. Based on values used by the Company in preparing its 1994 federal income tax return, the Company's Section 382 Limitation that generally applied to all NOLs attributable to the period prior to the ownership change that resulted from the Company's bankruptcy reorganization was approximately $2.4 million, plus any built-in income items as previously discussed. NOLs incurred following that time were not subject to that limitation. In general, to the extent taxable income for a year is less than the Section 382 Limitation applicable to that year, the excess Section 382 Limitation increases the Section 382 Limitation available for the immediately succeeding year. To the extent the Company's taxable income for a year exceeds the Section 382 Limitation applicable to that year, plus the amount of any unused NOLs not subject to the Section 382 Limitation (e.g., because they are Post-Change NOLs), the Company will have federal taxable income subject to tax at a maximum rate of 35.0% (plus any applicable state taxes). Unused NOLs generally expire 15 years after they are incurred.

    At December 31, 1995, the Company has approximately $50.3 million of NOLs (and equivalent tax credit carryforwards) available to offset future federal and state taxable income, subject to the application of Section 382 of the Code, as discussed above. If the Company, in future tax periods, were to recognize tax benefits attributable to tax attributes of the Predecessor (such as net operating loss and other carryforwards), any such benefit would first be applied to reduce the balance of Reorganization value in excess of amounts allocable to identifiable assets.

    Subsequent to December 31, 1995, a series of transactions were consummated which may have affected the Company's NOLs. See Note 16.

10. BENEFIT PLANS

    DEFINED BENEFIT PENSION PLANS

    The Company sponsors several defined benefit pension plans covering substantially all of its employees hired on or prior to September 1, 1992. Pilots and ground personnel are covered under three defined benefit pension plans which provide benefits based primarily on years of service and employee compensation near retirement. The IAM and salaried defined benefit pension plans were frozen effective October 1, 1993. Funding for the ground personnel plans is based on minimum Employee Retirement Income Security Act requirements. Pension cost for the pilot plan is funded on a

                            HAWAIIAN AIRLINES, INC.

10. BENEFIT PLANS (CONTINUED)
current basis based on the amortization of prior service cost over 20 years. Plan assets consist primarily of common stocks, government securities, insurance contract deposits and cash management funds.

    The following table summarizes the funded status of the defined benefit plans of the Company as of December 31, 1994, in thousands:

                                                                                                1994
                                                                                            ------------
Fair value of plans assets................................................................  $    122,625
                                                                                            ------------
Accumulated benefit obligation:
  Vested..................................................................................      (108,119)
  Non-vested..............................................................................        (7,991)
                                                                                            ------------
                                                                                                (116,110)
Additional benefits based on future salary levels.........................................       (10,244)
                                                                                            ------------
Projected benefit obligation..............................................................      (126,354)
                                                                                            ------------
Projected benefit obligation in excess of plan assets.....................................        (3,729)
Unrecognized actuarial net loss...........................................................         5,956
                                                                                            ------------
    Prepaid pension cost..................................................................  $      2,227
                                                                                            ------------
                                                                                            ------------

    The projected benefit obligation was determined using an assumed weighted-average discount rate of 8.25% for 1994. The assumed weighted-average rate of compensation increase was 4.25% for pilots and 0.00% for ground personnel at December 31, 1994. The assumed weighted-average expected long-term rate of return on plan assets was 9.0% for 1994.

    The following table summarizes the funded status of the defined benefit plans of the Company as of December 31, 1995, in thousands:

                                                                                      1995
                                                                         ------------------------------
                                                                           PLANS FOR       PLANS FOR
                                                                             WHICH        WHICH ASSETS
                                                                          ACCUMULATED        EXCEED
                                                                            BENEFITS      ACCUMULATED
                                                                         EXCEED ASSETS      BENEFITS
                                                                         --------------  --------------
Fair value of plans assets.............................................   $     88,877     $   50,736
                                                                         --------------  --------------
Accumulated benefit obligation:
  Vested...............................................................        (86,807)       (42,160)
  Non-vested...........................................................         (7,803)        (2,174)
                                                                         --------------  --------------
                                                                               (94,610)       (44,334)
Additional benefits based on future salary levels......................        (13,860)        --
                                                                         --------------  --------------
Projected benefit obligation...........................................       (108,470)       (44,334)
                                                                         --------------  --------------
Plan assets in excess of (less than) projected benefit obligation......        (19,593)         6,402
Unrecognized actuarial net loss........................................          8,149          3,435
Amount reflected as minimum pension liability..........................         (1,170)        --
                                                                         --------------  --------------
    Prepaid (accrued) pension cost.....................................   $    (12,614)    $    9,837
                                                                         --------------  --------------
                                                                         --------------  --------------

                            HAWAIIAN AIRLINES, INC.

10. BENEFIT PLANS (CONTINUED)
    The projected benefit obligation was determined using an assumed weighted-average discount rate of 7.25% for 1995. At December 31, 1995, the assumed weighted-average rate of compensation increase was 4.50% for pilots and 0.00% for ground personnel. The assumed weighted-average expected long-term rate of return on plan assets was 9.0% for 1995.

    The provisions of SFAS No. 87, "Employers' Accounting for Pensions", require the recognition of an additional minimum liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. This amount is recorded as a long-term liability in Accumulated pension and other postretirement benefits obligations and a separate reduction of Shareholders' Equity in the accompanying balance sheets.

    Net periodic pension gain for 1993 included the following components, in thousands:

                                                                                             PREDECESSOR
                                                                                             -----------
                                                                                                1993
                                                                                             -----------
Service cost-benefits earned during the year...............................................   $   5,740
Interest cost on projected benefit obligation..............................................       9,919
Actual return on plan assets...............................................................     (11,455)
Net amortization and deferral..............................................................         645
Curtailment gain...........................................................................     (12,104)
                                                                                             -----------
    Net periodic pension gain..............................................................   $  (7,255)
                                                                                             -----------
                                                                                             -----------

    The net periodic pension cost in 1993 was determined using an assumed weighted-average discount rate of 7.25%.

    Curtailment gain of $12.1 million represents the actuarial equivalent of the reduction in the net accrued pension benefit obligation as of September 30, 1993 and is reflected in the accompanying financial statements as an extraordinary item. The gain results from the cessation of future pay and credited service increases due to the aforementioned freezing of the IAM and salaried employee defined benefit pension plans as of October 1, 1993.

    Net periodic pension (gain) cost for 1994 included the following components, in thousands:

                                                                                         REORGANIZED
                                                                     PREDECESSOR           COMPANY
                                                                  ------------------  ------------------
                                                                     PERIOD FROM         PERIOD FROM
                                                                   JANUARY 1, 1994    SEPTEMBER 12, 1994
                                                                          TO                  TO
                                                                  SEPTEMBER 11, 1994  DECEMBER 31, 1994
                                                                  ------------------  ------------------
Service cost-benefits earned during the period..................      $    2,326          $      818
Interest cost on projected benefit obligation...................           6,828               2,831
Actual return on plan assets....................................          (2,244)              3,109
Net amortization and deferral...................................          (5,515)             (6,366)
Fresh start adjustment..........................................          (8,284)             --
                                                                         -------             -------
    Net periodic pension (gain) cost............................      $   (6,889)         $      392
                                                                         -------             -------
                                                                         -------             -------

    The net periodic pension cost in 1994 was determined using an assumed weighted-average discount rate of 7.25% and 8.25% for the period from January 1, 1994 to September 11, 1994 and the period from September 12, 1994 to December 31, 1994, respectively.

    In  the  third  quarter  of  1994,  ALPA  further  ratified  certain funding assumption changes to its defined benefit pension plan which resulted in decreased required cash contributions to the plan. The changes were ratified by ALPA in exchange for 1) an additional allowed general unsecured claim

                            HAWAIIAN AIRLINES, INC.

10. BENEFIT PLANS (CONTINUED) (CONTINUED)
under the Predecessor's Chapter 11 process; 2) payment by the Reorganized Company of the pilots' pension plan investment and advisory fees and administrative expenses in 1994 and 1995, with payments being limited to $100,000 in 1994; 3) if applicable, future payment directly by the Reorganized Company for retirement benefits accrued in excess of statutory compensation limits; and 4) forgiveness of certain immaterial fees due from ALPA.

    Fresh start adjustment of $8.3 million represents the net effect of fresh start accounting, as applied by the Company in accordance with SOP 90-7, on the pension benefit obligation as of September 12, 1994.

    Net periodic pension cost for 1995 included the following components, in thousands:

                                                                                             REORGANIZED
                                                                                               COMPANY
                                                                                             -----------
                                                                                                1995
                                                                                             -----------
Service cost-benefits earned during the year...............................................   $   3,248
Interest cost on projected benefit obligation..............................................      10,411
Actual return on plan assets...............................................................     (24,180)
Net amortization and deferral..............................................................      12,868
Early retirement provision.................................................................       1,496
                                                                                             -----------
    Net periodic pension cost..............................................................   $   3,843
                                                                                             -----------
                                                                                             -----------

    The net periodic pension cost in 1995 was determined using an assumed weighted-average discount rate of 8.25%.

    In the first quarter of 1995, an early retirement program was offered by the Company to qualified participants of the IAM and salaried defined benefit plans. The Company recognized a $2.0 million charge to operations in 1995 which amount includes the impact of the early retirement program on the estimated accumulated benefit obligations of the IAM and salaried defined benefit plans.

    POSTRETIREMENT PLANS

    In addition to providing pension benefits, the Company sponsors defined benefit postretirement plans. Employees in the Company's non-pilot group are eligible for certain medical benefits under one plan if they meet certain age and service requirements at the time of retirement. Employees in the Company's pilot group are eligible for certain medical, dental and life insurance benefits under another plan if they become disabled or reach normal retirement age while working for the Company. The Company continues to fund the cost of medical, dental and life insurance benefits in the year incurred.

    The Company's postretirement benefit plans' combined benefit obligations as of December 31, 1994 and 1995 are as follows, in thousands:

                                                                                    1994        1995
                                                                                 ----------  ----------
Accumulated benefit obligation:
  Retirees and dependents......................................................  $   (5,278) $   (5,848)
  Fully eligible active plan participants......................................        (346)       (341)
  Other active plan participants...............................................     (16,391)    (12,735)
                                                                                 ----------  ----------
Unfunded accumulated postretirement benefit obligation.........................     (22,015)    (18,924)
Unrecognized net (gain) loss...................................................           2      (6,398)
                                                                                 ----------  ----------
    Accrued postretirement benefit obligation..................................  $  (22,013) $  (25,322)
                                                                                 ----------  ----------
                                                                                 ----------  ----------

                            HAWAIIAN AIRLINES, INC.

10. BENEFIT PLANS (CONTINUED) (CONTINUED)
    The accumulated postretirement benefit obligation was determined using an assumed weighted-average discount rate of 8.25% and 7.25% for 1994 and 1995, respectively.

    Net periodic postretirement benefit cost in 1993 included the following components, in thousands:

                                                                                             PREDECESSOR
                                                                                             -----------
                                                                                                1993
                                                                                             -----------
Service cost-benefits attributed to service during the year................................   $   1,480
Interest cost on accumulated postretirement benefit obligation.............................       1,479
Net amortization and deferral..............................................................         (43)
                                                                                             -----------
    Net periodic postretirement benefit cost...............................................   $   2,916
                                                                                             -----------
                                                                                             -----------

    Net periodic postretirement benefit cost in 1993 was determined using an assumed weighted-average discount rate of 7.25%.

    Net periodic postretirement benefit cost in 1994 included the following components, in thousands:

                                                                     PREDECESSOR      REORGANIZED COMPANY
                                                                  ------------------  -------------------
                                                                     PERIOD FROM          PERIOD FROM
                                                                   JANUARY 1, 1994    SEPTEMBER 12, 1994
                                                                          TO                  TO
                                                                  SEPTEMBER 11, 1994   DECEMBER 31, 1994
                                                                  ------------------  -------------------
Service cost-benefits attributed to service during the period...      $    1,074           $     444
Interest cost on accumulated postretirement benefit
 obligation.....................................................             986                 459
Net amortization and deferral...................................             (72)             --
                                                                         -------               -----
    Net periodic postretirement benefit cost....................      $    1,988           $     903
                                                                         -------               -----
                                                                         -------               -----

    A weighted average discount rate of 7.25% and 8.25% was used for the period from January 1, 1994 to September 11, 1994 and the period from September 12, 1994 to December 31, 1994, respectively.

    Net periodic postretirement benefit cost in 1995 included the following components, in thousands:

                                                                                             REORGANIZED
                                                                                               COMPANY
                                                                                             -----------
                                                                                                1995
                                                                                             -----------
Service cost-benefits attributed to service during the year................................   $   1,593
Interest cost on accumulated postretirement benefit obligation.............................       1,785
Early retirement provision.................................................................         411
                                                                                             -----------
    Net periodic postretirement benefit cost...............................................   $   3,789
                                                                                             -----------
                                                                                             -----------

    A weighted average discount rate of 8.25% was used for the year ended December 31, 1995.

    As noted above, in the first quarter of 1995, an early retirement program was offered by the Company to qualified participants of the IAM and salaried defined benefit pension plans. The Company recognized a $2.0 million charge to operations in 1995 for the combined effects of the early retirement program on the estimated accumulated pension and postretirement benefit obligations.

                            HAWAIIAN AIRLINES, INC.

10. BENEFIT PLANS (CONTINUED) (CONTINUED)
    For measurement purposes, the following ranges of graded rates were used in the per capita cost of covered medical benefits:

                                                          PREDECESSOR                     REORGANIZED COMPANY
                                               ----------------------------------  ----------------------------------
                                                                 PERIOD FROM            PERIOD FROM
                                                               JANUARY 1, 1994      SEPTEMBER 12, 1994
                                                                     TO                     TO
                                                  1993       SEPTEMBER 11, 1994      DECEMBER 31, 1994       1995
                                               -----------  ---------------------  ---------------------  -----------
Initial rates................................       14.0%             14.0%                  15.0%             14.0%
Termination rates............................        5.0%              5.0%                   6.0%              5.0%

    The medical cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed medical cost trend rates by 1.0% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993, 1994 and 1995 by $3.5 million, $3.7 million and $2.9 million, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the years then ended by $593,000, $584,000 and $632,000, respectively.

    OTHER

    The Company also sponsors separate deferred compensation plans (401(k)) for its pilots, flight attendants and ground and salaried personnel. Participating employer cash contributions are not required under the terms of the pilots' plan. However, the Company made contributions of 7.0% in 1993, 5.0% in 1994 and 5.0% in 1995, of defined compensation pursuant to the terms of the flight attendants' plan. Effective January 1, 1994, the Company is required to match employee contributions up to an additional 2.0% in the flight attendants' plan. Contributions to the flight attendants' plan are funded currently and totaled approximately $868,000, $889,000 and $555,000 in 1993, 1994 and 1995,
respectively.

    Effective September 1, 1993, the Company was required to contribute 2.0% of eligible earnings to the 401(k) plan for ground and salaried personnel. Effective September 1, 1994, the Company is required to contribute 4.0% of eligible earnings to the ground and salaried personnel plan. Contributions from the Company are required only for those employees who were participants in the plan as of September 1, 1993. Contributions to the ground and salaried 401(k) plan totaled $288,000, $1.1 million and $1.6 million in 1993, 1994 and 1995, respectively.

11. COMMON STOCK WARRANTS, RIGHTS AND OPTIONS

    EXISTING WARRANTS

    In conjunction with the Credit Facility, $2.0 million of letters of credit were provided by certain third parties as additional security for performance of the Company's obligations under the Credit Facility. One such letter of credit in the amount of $1.0 million is guaranteed by Mr. Martin Anderson, a member of the Board of Directors for fiscal year 1995. The persons providing the letters of credit received a subordinated security interest in the assets securing the Financing and received warrants to purchase 989,011 shares of the Reorganized Company's Class A Common Stock. The warrants have a five-year term, expiring September 12, 1999, and are exercisable at a price equal to $2.73 per common share, subject to adjustment pursuant to anti-dilution provisions. No warrants had been exercised as of December 31, 1995.

    SHAREHOLDER RIGHTS PLAN

    On December 1, 1994, the Board of Directors of the Company authorized adoption of a shareholder rights plan (the "Rights Plan") pursuant to which there would be attached to each share of common stock of the Reorganized Company one preferred stock purchase right (a "PSP Right"). The

                            HAWAIIAN AIRLINES, INC.

11. COMMON STOCK WARRANTS, RIGHTS AND OPTIONS (CONTINUED)
Rights Plan provides that in the event any person becomes the beneficial owner of 10.0% or more of the outstanding common shares, each PSP Right (other than a PSP Right held by the 10.0% shareholder) will be exercisable, on and after the close of business on the tenth business day following such event, to purchase Hawaiian Airlines Series A Preferred Stock having a market value equal to two times the then current exercise price (initially $8.00). The Rights Plan further provides that if, on or after the occurrence of such event, the Company is merged into any other corporation or 50.0% or more of the Company's assets or earning power are sold, each PSP Right (other than a PSP Right held by the 10.0% shareholder) will be exercisable to purchase common shares of the acquiring corporation having a market value equal to $16.00. The PSP Rights expire on December 1, 2004 (unless previously triggered) and are subject to redemption by the Company at $0.01 per PSP Right at any time prior to the first date upon which they become exercisable.

    1994 STOCK OPTION PLAN

    Pursuant to the terms of the Plan of Reorganization, 600,000 shares of the Company's Class A Common Stock have been reserved for issuance under a 1994 Stock Option Plan. The 1994 Stock Option Plan provides for issuance of options to officers and key employees of the Company, with the terms of such options and the recipients of such options to be determined by a committee. In February 1995, the Compensation Committee of the Board of Directors approved a form of nonqualified stock option agreement and granted options to acquire 592,500 shares of the Company's Class A Common Stock. The Compensation Committee established the exercise price of the options granted as 25.0% of the average of the closing prices of the Class A Common Stock reported on the AMEX for the 10 consecutive days of trading beginning on June 26, 1995. The application of the aforementioned formula resulted in an option exercise price of $1.62 per share. The options vest and are exercisable upon the earlier of February 2, 1996 or upon a change of control, as described in the 1994 Stock Option Plan. If the options vest through lapse of time, they may be exercised at any time prior to February 2, 2005; however, if the options vest due to a change of control, they may be exercised immediately prior to such change of control, after which any unexercised options lapse. Noncash compensation expense of approximately $2.0 million for the granted options has been recognized during the year ended December 31, 1995. The remaining $182,000 of compensation cost has been reflected as Unearned compensation in the Shareholders' Equity section in the accompanying balance sheets and will be recognized in January 1996. No options had been exercised as of December 31, 1995 (options to acquire 592,500 shares are outstanding).

    In January 1996, the AIP Investment and a series of related transactions were consummated. The AIP Investment and its related transactions resulted in the immediate vesting of the aforementioned stock options, the Company issuing warrants to AMR and additional warrants to the holders of the Existing Warrants and changes to the provisions of the Rights Plan and 1994 Stock Option Plan. See
Note 16.

12. TRANSACTIONS WITH AMERICAN AND CERTAIN OF ITS AFFILIATES

    A variety of agreements exist between the Company and American and AMR Training & Consulting Group, Inc. and its affiliates for certain services, including data processing, licensing of reservations system, leasing of DC-10-10 aircraft, maintenance services on such DC-10-10 aircraft and participation in the AAdvantage-Registered Trademark- frequent flyer program. At December 31, 1995, the obligations of the Company under these agreements were secured by a $2.0 million letter of credit issued under the Company's working capital line of credit. See Note 7.

                            HAWAIIAN AIRLINES, INC.

12. TRANSACTIONS WITH AMERICAN AND CERTAIN OF ITS AFFILIATES (CONTINUED)
    On October 31, 1994, the Company failed to make certain payments due to American pursuant to the Aircraft Lease Agreement pursuant to which American leases six DC-10s to the Company. American sent the Company notice of the failure to make rent and prepaid maintenance payments and noted that such failure constituted an event of default under the Aircraft Lease Agreement, but did not declare the Aircraft Lease Agreement in default or exercise any of the remedies available to it, which include, but are not limited to, termination of the Aircraft Lease Agreement, repossession of certain aircraft and engines, recovery of damages and drawings under letters of credit then in place in the amount of $2.0 million posted by the Company as required by the Aircraft Lease Agreement. The Company subsequently made the rent and prepaid maintenance payments due American in November 1994.

    In December 1994 and during the first quarter of 1995, the Company again failed to timely make certain rent and prepaid maintenance payments in full due pursuant to the Aircraft Lease Agreement. Again, while American sent the Company notice of the failure to make such payments in full, American did not declare the Aircraft Lease Agreement in default or exercise any of the remedies available to it. On several occasions during the year, American deferred the payment of the delinquent amounts. As of December 9, 1995, the Company owed American $7.1 million in deferred payments and accrued interest. American agreed to permit the deferral of the payment of this $7.1 million (plus interest thereon) and the periodic payments of lease rents and maintenance payments that would become due on or after December 8, 1995, up to a maximum of an additional $2.9 million (including interest), until the earlier of the consummation of the AIP Investment or February 7, 1996. As of January 4, 1996, the Company had deferred the maximum deferrable amount of lease rents and maintenance payments under the Aircraft Lease Agreement.

    On January 31, 1996, establishment of terms for the repayment of these delinquencies and certain other agreements and arrangements with American and AMR were effected upon consummation of the AIP Investment. See Note 16.

13. COMMITMENTS AND CONTINGENT LIABILITIES

    LITIGATION

    The Company  is party  to a  small number  of lawsuits.  Four claims  remain asserted against the Reorganized Company for alleged prepetition and/or administrative claims on or before the Effective Date of the Plan. Management believes that the Reorganized Company has established adequate reserves for these bankruptcy related claims.

    In addition, the Company is a party to several other claims and legal actions. In the opinion of management, and after consultation with legal counsel, the Company believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's operations or financial condition.

    AIRCRAFT MAINTENANCE

    Maintenance on the Company's DC-10-10 aircraft fleet is being performed by American in accordance with FAA regulations and Hawaiian Airlines' approved maintenance program. In October 1994, December 1994 and during the first quarter of 1995, the Company was delinquent in making certain payments due American under its lease arrangement. The October 1994 delinquency was paid in November 1994. The December 1994 and first quarter 1995 delinquencies were deferred by American throughout 1995. Establishment of terms for the repayment of these deferrals and certain other arrangements with American were effected subsequent to December 31, 1995 upon consummation of the AIP Investment and its related transactions. See Notes 6, 12 and 16.

                            HAWAIIAN AIRLINES, INC.

13. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
    Due to the U.S. Government's decision to phase out the VLF/Omega stations, the Omega navigation system aboard the DC-10-10 aircraft must be updated to continue overseas operations. The current plan is to change to a dual Global Positioning System during the heavy phase checks scheduled for 1996. The estimated cost is $125,000 per aircraft.

    Hawaiian Airlines anticipates that in the period 1996 through 1999, five of its 13 DC-9-50 aircraft will require a heavy airframe overhaul check (the "D Check"). The D Check for a DC-9-50 requires more than 10,000 man-hours of maintenance work and includes stripping the airframe, extensively testing the airframe structure and a large number of parts and components, and reassembling the overhauled airframe with new or rebuilt components. The Company anticipates each D Check to cost approximately $1,200,000.

    As a result of certain incidents in 1989 and 1988 involving structural damage to aircraft in flight operated by carriers other than the Company, the Federal Aviation Administration (the "FAA") is requiring or is expected to require structural modifications and the replacement of certain parts, as well as the implementation of additional maintenance programs or changes to current programs, with respect to various types of aircraft over a certain age. These requirements vary, depending on the type of aircraft covered. Based on information currently available, the Company estimates that the total cost of complying with the aging aircraft requirements over the 1996 through 2000 period will approximate $600,000 per DC-9-50 aircraft.

    In addition, the Company expects to incur approximately $100,000 per DC-9-50 aircraft per year, for maintenance required under a corrosion prevention and control program. This program is anticipated to continue indefinitely in the future.

    During   the  period  from  1996   through  2000,  the  Company  anticipates
implementing its supplemental inspection document program for certain of its DC-9-50 aircraft which is estimated to range up to $50,000 per aircraft.

    The estimated future cost of complying with FAA regulations as discussed in the preceding paragraphs will be in addition to the costs of the Company's current DC-10-10 and DC-9-50 fleet maintenance programs.

    LOS ANGELES AIRPORT OPERATING TERMINAL

    On December 1, 1985, the Company entered into an Interline Agreement with other airlines for, among other things, the sharing of costs, expenses and certain liabilities related to the acquisition, construction and renovation of certain passenger terminal facilities at the Los Angeles International Airport ("Facilities"). Current tenants and participating members of LAX Two Corporation (the "Corporation"), a mutual benefit corporation, are jointly and severally obligated to pay their share of debt service payments related to Facilities Sublease Revenue Bonds issued to finance the acquisition, construction and renovation of the Facilities which totaled $111.9 million at completion. The Corporation leases the Facilities from the Regional Airports Improvement
Corporation under a lease agreement. In addition, the Corporation is also obligated to make annual payments to the city of Los Angeles for charges related to its terminal ground rental. All leases of the Corporation are accounted for as operating leases with related future commitments as of December 31, 1995 amounting to approximately $201.7 million. Rent expense relating to these operating leases totaled $3.6 million, $4.4 million and $5.9 million in 1993, 1994 and 1995, respectively.

                            HAWAIIAN AIRLINES, INC.

13. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
    Member airlines pay the expenses associated with the Facilities on a prorata share basis calculated primarily upon their respective numbers of passengers utilizing the Facilities. The Company accounts for its obligation under this agreement as an operating lease and incurred $672,000, $737,000 and $842,000 of rent expense in 1993, 1994 and 1995, respectively.

    FREQUENT FLYER PROGRAM

    The Company's Gold Plus frequent flyer program offers a variety of awards based on accumulated mileage. The Company recognizes a liability in the period in which members have accumulated sufficient mileage points to allow for award redemption. The incremental cost method is used, computed primarily on the basis of fuel and catering costs, exclusive of any overhead or profit margin. Non-travel awards are valued at the incremental cost of tickets exchanged for such awards.

    As of December 31, 1994 and 1995, Gold Plus members had accumulated approximately 3.0 billion and 3.3 billion miles, respectively, representing liabilities totaling approximately $489,000 at the end of each year. The Company's accruals assume full redemption of mileage points. During the years ended December 31, 1993, 1994 and 1995, 493.0 million, 636.0 million and 581.0 million award miles were redeemed, respectively.

    The Company believes that the usage of free travel awards will not result in the displacement of revenue customers and, therefore, such usage will not materially affect the Company's liquidity or operating results. The use of free travel awards is subject to effective capacity control/yield management programs maintained by the Company to limit the possibility of displacing revenue passengers. Usage of Gold Plus travel redemption accounted for approximately 2.1%, 2.7% and 2.2% of Interisland traffic and an insignificant percentage of Transpac and Southpac traffic in 1993, 1994 and 1995, respectively.

14. CONCENTRATION OF BUSINESS RISK
    The Company's scheduled service operations are primarily focused on providing air transportation service to, from, or throughout the Hawaiian Islands. Therefore, the Company's operations, including its ability to collect its outstanding receivables, are significantly affected by economic conditions in the State of Hawaii and by other factors affecting the level of tourism in Hawaii.

    The Company's Interisland, Transpac and Southpac scheduled service is marketed through a number of wholesalers. In 1993, one wholesaler accounted for approximately 11.0% of total passenger revenues. The wholesaler purchased approximately $31.0 million of tickets in 1993, primarily in the Interisland and Transpac markets. No wholesaler accounted for more than 10.0% of total passenger revenues in 1994 or 1995.

15. RELATED PARTY TRANSACTIONS
    During 1995, the law firm Goodsill Anderson Quinn & Stifel, of which Mr. Martin Anderson, a member of the Board of Directors and chairman of the Compensation Committee during fiscal year 1995, is a partner, billed legal fees to the Company in the amount of $117,479. As of December 31, 1995, $9,836 of fees were outstanding. In addition, Goodsill Anderson Quinn & Stifel received 28,606 shares of Class A Common Stock upon the June 19, 1995 initial distribution by the Company of shares of Class A Common Stock. Goodsill Anderson Quinn & Stifel sold all 28,606 shares of Class A Common Stock after the initial distribution.

    In conjunction with obtaining financing under the Plan of Reorganization, $2.0 million of letters of credit were provided by certain third parties as additional security for performance of the Company's obligations under the Credit Facility. One such letter of credit in the amount of $1.0 million is guaranteed by Mr. Anderson. In consideration for the guarantee, Mr. Anderson received a subordinate

                            HAWAIIAN AIRLINES, INC.

15. RELATED PARTY TRANSACTIONS (CONTINUED) security interest in the assets securing the Credit Facility and received warrants to purchase 494,505 shares of the Company's Class A Common Stock. The warrants have a five-year term, expiring September 12, 1999, and are exercisable at a price equal to $2.73 per share, subject to adjustment pursuant to anti-dilution provisions. See Note 11.

    Mr. Clifton Kagawa, a member of the Board of Directors and the Compensation Committee during fiscal year 1995, is the President and Chief Executive Officer of Hill and Knowlton Asia Pacific, and senior representative in Hawaii for WPP Group plc, the parent company of Hill and Knowlton, Inc., and advertising agency Ogilvy and Mather Worldwide. Hill and Knowlton, Inc. is a public relations company which provides services to the Company. During 1995, this public relations company billed the Company for services totaling $170,601. Hill and Knowlton, Inc. received 1,431 shares of Class A Common Stock upon the June 19, 1995 initial distribution by the Company of shares of Class A Common Stock. Hill and Knowlton, Inc. sold all 1,431 shares of Class A Common Stock after the initial distribution. The Company also employs the services of Ogilvy & Mather Hawaii, which received 20,410 shares of Class A Common Stock upon the June 19, 1995 initial distribution by the Company of shares of Class A Common Stock. Ogilvy & Mather sold all 20,410 shares of Class A Common Stock after the initial distribution. During 1995, this advertising agency billed the Company for services totaling $2,942,574.

    Upon consummation of the AIP Investment and its related transactions in January 1996, both Mr. Anderson and Mr. Kagawa agreed not to stand for reelection to the Board of Directors and effectively resigned upon the election of the new Board of Directors at the special meeting of shareholders. Also, the shares and the exercise price on such shares associated with Mr. Anderson's warrants were adjusted pursuant to the anti-dilution provisions of the warrants. See Note 16.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS
    As discussed in Note 1, the Company's Plan became effective in September 1994, representing the completion of its Chapter 11 reorganization process within one year and the avoidance of additional costs primarily related to the transition of its aircraft fleet. Thereafter, the Company financed its operations through operating cash flow, borrowings under the Credit Facility, a series of promotional fare ticket sale activities and payment deferrals from existing creditors, one of which was American. During this period, the Company also operated with a cash balance equivalent to less than one week's worth of operating expenses. Operating at that level of liquidity placed the Company's existence at risk; there was no cushion to respond to unexpected operational upheavals that have periodically affected the airline industry or to cover the seasonal downturns typically experienced by the Company.

    Due to its working capital shortage, the Company deferred certain discretionary capital expenditures that management believes may improve profitability. One example is a series of investments in improved software that are expected to improve operating efficiency. Another is the outlay required to consolidate operations into one terminal at Honolulu International Airport. The working capital shortage also had an unfavorable effect on yield, which, although difficult to quantify, is believed to be significant. The Company found it necessary to offer its products to wholesalers and to the public at reduced rates in order to enhance cash flow. The uncertain financial situation also limited the availability of trade credit and at times necessitated the use of cash or equivalent security to obtain services. Finally, potential partners in the airline industry have been reluctant to enter into business arrangements with the Company until its financial difficulties have been overcome.

    This situation led the Company during 1995 to seek a possible equity investor. As a result of its efforts, on November 6, 1995, the Company executed a letter of intent with AIP, which was followed by the execution on December 8, 1995 of the definitive agreement (the "Investment Agreement") setting

                            HAWAIIAN AIRLINES, INC.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS (CONTINUED)
forth the terms of the AIP Investment. As of December 31, 1995, the Company had aggregated a net working capital deficit of $51.7 million, representing a $5.9 million increase from the net working capital deficit of $45.8 million at December 31, 1994. Principally, the increase in the working capital deficit resulted from the net of (1) an increase in accounts payable of $17.7 million primarily due to deferred aircraft lease rents and maintenance payments due American; (2) a decrease in air traffic liability of $9.9 million due to the burnoff throughout 1995 of promotional fare ticket sales held in the second and last quarters of 1994; and (3) miscellaneous changes in other working capital accounts resulting in a $1.9 million decrease in the working capital deficit from that of 1994.

    The Board of Directors unanimously approved the AIP Investment and believes that the AIP Investment is in the best interests of the Company and its shareholders. A special shareholders meeting was held on January 30, 1996 at which the shareholders approved the series of transactions described below. On January 31, 1996, the AIP Investment and certain other transactions described below were consummated, which when considered in combination, are anticipated to
(1) improve the Company's liquidity; (2) reduce operating costs; (3) enable the Company to make necessary capital expenditures; (4) allow the Company to take advantage of prompt payment discounts; (5) avoid the need to provide early payment incentives to wholesalers and become less dependent on promotional fare ticket sales to the traveling public; and (6) provide coverage for seasonal working capital needs.

    AIP

    The AIP Investment consisted of the issuance and sale to AIP of 18,181,818 shares of the Company's Class A Common Stock (the "Shares"), par value $.01 per share, and four shares of the Company's Class B Special Preferred Stock, par value $.01 per share, for an aggregate cash purchase price of $20.0 million under the Investment Agreement. Upon consummation of the AIP Investment, AIP owns approximately 67.0% of the Company's common equity. As a result, AIP currently controls substantially all actions to be taken by the shareholders of the Company. After giving effect to the issuance of shares of Class A Common Stock upon the exercise of rights proposed to be offered after the consummation of the AIP Investment as described below (the agreement with AIP requires AIP to use its best efforts to cause the Company to make such offering), the issuance of shares of Class A Common Stock upon the exercise of the AMR warrants and certain other issuances of Class A Common Stock, AIP would own approximately 44.0% of the outstanding common equity of the Company (assuming that the rights referred to above are exercised by persons other than AIP). Until such time as AIP ceases to own at least 35.0% of the common equity, it would have the right to nominate six of the 11 nominees to stand from time to time for election as directors of the Company. Thereafter, AIP would have the right to nominate five, four or three directors so long as it owned at least 25.0%, 10.0% or 5.0%, respectively, of the common equity. On January 30, 1996, six of AIP's director nominees were elected to the Board of Directors.

    AIP and the Company have entered into a registration rights agreement pursuant to which AIP would have the right to require the Company, on two occasions, to use its best efforts to register, at the Company's expense, some or all of the Shares under the Securities Act of 1933, as amended (the "Securities Act"). In addition, AIP would have the right to have the Shares included in any other registered offering of shares of Class A Common Stock made within ten years after consummation of the AIP Investment.

    RIGHTS OFFERING

    Pursuant to the Investment Agreement, AIP agreed to use its best efforts to cause the Company, as soon as practicable after the consummation of the AIP Investment, to make a rights offering (the "Rights Offering"). The following is a description of the Rights Offering as contemplated on March 15,

                            HAWAIIAN AIRLINES, INC.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS (CONTINUED)
1996. Pursuant to the Rights Offering, the Company would offer to such persons as the Board of Directors shall determine at the time of the Rights Offering (which would not initially include AIP (except possibly with respect to Rights not exercised during the allotted time) but would include, among others, shareholders who hold shares at the record date for the Rights Offering and holders of options granted under the 1994 Stock Option Plan) rights to purchase shares of Class A Common Stock (the "Rights"), during a 20-day period after the issuance of the Rights, at a discount equal to at least 30.0% of the trading price of the Class A Common Stock measured over a period of time to be designated by the Board of Directors after the consummation of the AIP Investment and prior to the Rights Offering, subject to a minimum exercise price of $1.10 per Right. Unexercised Rights would be offered to certain employees, as provided in the modifications to the collective bargaining agreements described below, and possibly to AIP. The other terms and conditions of the Rights Offering, including the number of Rights to be offered, the record date for the Rights Offering and whether the Rights would be transferable, would be established by the Board of Directors at the time of the Rights Offering. It is currently expected that Rights with respect to approximately 10,000,000 shares of Class A Common Stock would be offered, subject to the Board's determination at the time of the Rights Offering. The Rights Offering would be made only by means of a separate prospectus constituting a part of a registration statement to be filed by the Company with the Securities and Exchange Commission.

    The Company has agreed with GPA Group plc and its affiliate AEROUSA, Inc. (the "GPA Companies") that, if the closing of the Rights Offering shall have occurred by September 30, 1996, the Company shall repurchase all of the shares of Class A Common Stock owned by the GPA Companies and repay certain secured and unsecured promissory notes held by the GPA Companies. The stock repurchase price would be $1.10 per share and the promissory notes would be repaid at approximately 85.0% of the then carrying value of the notes, including any deferred costs and other expenses owed. Based on the number of shares owned by the GPA Companies as of January 31, 1996 and the carrying value of the notes as of such date, the Company would pay approximately $4.91 million to the GPA Companies. The Company has the option at any time prior to the Rights Offering to repurchase the GPA Companies' shares and repay their notes on the above terms. As of March 15, 1996 the Company had not exercised this option.

    AMR AND AMERICAN

    Upon consummation of the AIP Investment and satisfaction of certain other conditions, the Company entered into certain arrangements with AMR and American pursuant to which, AMR and American accepted the following:

    - The payment of up to $10.0 million of deferred lease rents and maintenance payments (and accrued interest thereon) under the Aircraft Lease Agreement and the reimbursement of American's fees and expenses in connection with the transaction through the issuance by the Company to American of a $10.25 million promissory note secured by certain assets of the Company (the "American Note"). The American Note bears interest at 10.0% per annum, payable quarterly in arrears, and has a final maturity date of September 11, 2001. The American Note requires repayment of principal equal to one-sixth of the original principal amount on each anniversary of its date of issuance (January 31). The Company has the option to prepay the American Note for $9.15 million at any time before January 31, 1997, or at any time thereafter, in whole or in part, at its remaining principal balance, without premium. The

                            HAWAIIAN AIRLINES, INC.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS (CONTINUED)
     American Note is prepayable in full, at the option of the holder, in the event and at the time that any person or group (other than AIP) acquires more than 30.0% of the voting interest in the Company;

      The American Note is secured by a lien on substantially all of the personal property of the Company through December 31, 1997. This lien is a first priority lien except that it is junior to (1) liens of security deposits held by credit card processors and (2) liens securing up to $15.0 million in obligations of the Company consisting of (x) secured obligations of the Company (other than credit card processor security deposit liens) existing on the date of issuance of the American Note, and
      (y) additional secured obligations of the Company incurred after such issuance. As of January 31, 1996, in addition to its credit card deposits, the Company had $7.6 million in secured obligations (including all amounts under the Credit Facility), the liens of which are prior to the lien of the American Note. On and after January 1, 1998, the Company is obligated to secure the American Note and the other obligations of the Company to American with a first priority lien on identified assets with a fair market value (supported by an appraisal) of at least 125.0% of the remaining outstanding principal balance of the American Note from time to time;

    - Basic rents under the Aircraft Lease Agreement have been reduced by approximately 28.0% for a period of three years, at which time basic rents would revert back to 1995 levels. The Company has agreed to pay a minimum monthly charge for maintenance services and basic rents and maintenance charges are payable monthly in arrears rather than weekly in advance. American has the right to terminate its obligation to provide aircraft maintenance services on and after January 1, 1999 upon 180 days prior notice;

    - American's relinquishment of $2.0 million of letters of credit which secured the Company's obligations to American under the Aircraft Lease Agreement. The termination of these letters of credit increased the Company's borrowing capacity under the Credit Facility;

    - Issuance of the AMR Warrants to AMR, which entitle the holder to acquire up to 1,897,946 shares of the Class A Common Stock (the "AMR Warrant Shares") exercisable at $1.10 per share. One half of the AMR Warrants are immediately exercisable but the balance of the AMR Warrants are only exercisable if American and the Company enter into a code sharing arrangement by January 1, 1997 regarding the placement of the two letter flight designator code for American's flights on the Company's Interisland flights. If not exercised, the AMR Warrants expire on September 11, 2001; and

    - American's right to require the Company, on two occasions, to use its best efforts to register, at the Company's expense, some or all of the AMR Warrant Shares under the Securities Act. In addition, AMR has the right to have the AMR Warrant Shares included in any other registered offering of shares of Class A Common Stock made before September 11, 2001. If any person or entity acquires a majority of the outstanding Common Stock before September 11, 2001, the Company is required to use its best efforts to cause the seller or sellers of such Common Stock to permit AMR to include AMR Warrant Shares in such sale on the same terms as those available to such seller. AIP has agreed that, if it were one of the sellers in such a sale, it would permit AMR to participate in such sale.

    The arrangements with American have provided the Company with substantial benefits. The payment through the American Note of $10.0 million of deferred rents and maintenance payments otherwise due on February 7, 1996 will effectively permit the Company to make such payments in

                            HAWAIIAN AIRLINES, INC.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS (CONTINUED) installments over the period from January 1997 to September 2001, thereby freeing up working capital for other purposes. In addition, basic rents under the Aircraft Lease Agreement have been reduced by approximately 28.0% for three years, resulting in lower operating costs. Furthermore, the release by American of the security deposit letters of credit resulted in $2.0 million of borrowing capacity becoming available to the Company under the Credit Facility.

    UNIONS AND LABOR AGREEMENTS

    Upon consummation of the AIP Investment and satisfaction of certain other conditions, amendments to the labor agreements for each of the Company's labor unions became effective.

    The amendments to the agreements extend the amendable date of all five contracts from February 28, 1997 to February 28, 2000. Each of the five unions agreed to certain economic concessions, which include cancellation of certain scheduled pay increases, with new pay increases to be effective December 1, 1998 and January 1, 2000. Management expects that these concessions will reduce cash operating expenses which would have been incurred during the two-year period ending December 1997. In exchange for the wage concessions, the Company has agreed to negotiate a gain-sharing program to provide employees the opportunity to receive wage rate increases resulting from work rule and productivity modifications, which would produce cost savings to the Company. In addition, the Company has agreed to establish a profit bonus plan, which would provide all employees (other than senior management) with cash bonuses if the Company achieves certain pre-tax profit targets. The contracts as modified provide additional furlough protection to employees under certain specified circumstances. The Company and unions also have agreed to include certain additional low-cost or no-cost provisions that are specific to each of the respective union contracts.

    Pursuant to their collective bargaining agreements, AFA, IAM and ALPA each have the right to nominate one of the nominees to stand from time to time for election as directors of the Company. On January 30, 1996, each of the IAM, ALPA and AFA director nominees were elected to the Board of Directors.

    SPECIAL PREFERRED STOCK

    As part of the AIP Investment, AIP received four shares of Series B Special Preferred Stock, which entitle AIP to nominate directors as described above. AFA, IAM and ALPA each received one share of Series C Special Preferred Stock, Series D Special Preferred Stock and Series E Special Preferred Stock, respectively, (collectively the "Special Preferred Stock") which entitle each union to nominate one director. The holders of each series of the Special Preferred Stock are entitled to fill a vacancy on the Board of Directors caused by the removal, resignation or death of a director nominated by that series if the Board fails to fill such vacancy within 30 days. AIP has agreed with each of IAM, ALPA and AFA that so long as the right to have a representative on the Board is in its respective collective bargaining agreement, AIP will vote its shares in favor of such union's nominee for the Board of Directors. In addition to the rights of the Special Preferred Stock described above, the Special Preferred Stock is (1) senior to Common Stock and each series is PARI PASSU with each other with respect to rights on liquidation, dissolution and winding up and will be entitled to receive $.01 per share, and no more, before any payments are made to holders of any stock ranking junior to the Special Preferred Stock; (2) has no dividend rights other than at any time that a dividend is declared and paid on the Common Stock dividends in an amount per share equal to twice the dividend per share paid on the Common Stock will be paid on the Special Preferred Stock; (3) is entitled to one vote per share and votes with the Class A Common Stock as a single class on all matters submitted to the shareholders of the Company; (4) automatically converts into one share of Class A Common Stock

                            HAWAIIAN AIRLINES, INC.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS (CONTINUED) upon the transfer of such share from the person to whom originally issued to any person that is not an affiliate of such person; and (5) does not have preemptive rights in connection with future issuances of the Company's capital stock.

    AUTHORIZED CAPITAL STOCK

    The Amended Articles of Incorporation of the Company, as amended, were further amended to increase the authorized number of shares of Class A Common Stock from 40,000,000 shares to 60,000,000 shares. The increase in the number of authorized shares allows the Company to have a sufficient number of authorized and unissued shares of Class A Common Stock to permit the exercise of Rights under the Rights Offering and ensures that the Company will have, from time to time, an adequate number of authorized and unissued shares available for corporate purposes, such as future public and private equity offerings, to raise working capital. As a result of the amendment, the authorized capital stock of the Company consists of 60,000,000 shares of Class A Common Stock, par value $.01 per share, 3,050,000 shares of Class B Common Stock, par value $.01 per share, and 2,000,000 shares of Preferred Stock, $.01 par value per share.

    Except for shares of Class A Common Stock that have been reserved in connection with the Existing Warrants, the 1994 Stock Option Plan, the Plan, the AMR Warrants and the Rights Offering, the Company has no present agreements or commitments to issue any additional shares of Class A Common Stock.

    EXISTING WARRANTS

    Pursuant to the anti-dilution provisions of the Existing Warrants, upon the consummation of the AIP Investment, the exercise price of the Existing Warrants was adjusted to $1.71 per share and the holders of the Existing Warrants received warrants to purchase an additional 587,356 shares of Class A Common Stock exercisable at $1.71 per share as well. The holders of the Existing Warrants have agreed that the anti-dilution provisions will not apply in connection with the AMR Warrants and the Rights.

    1994 STOCK OPTION PLAN

    As discussed in Note 11, options to acquire 592,500 shares of Class A Common Stock were granted in 1995 pursuant to the terms of the 1994 Stock Option Plan. The AIP Investment constituted a change of control for purposes of the 1994 Stock Option Plan, thereby accelerating both the vesting and expiration of the options. In connection with the AIP Investment, the 1994 Stock Option Plan was amended to extend the option exercise period to February 2, 2005. This amendment resulted in a new measurement date for the awarded options and approximately $782,000 of related noncash compensation expense was recorded in January 1996.

    RIGHTS PLAN

    AIP's acquisition of the Shares would have rendered AIP a "10% Shareholder," as that term is defined in the Rights Plan (see Note 11), thereby triggering the distribution of preferred stock purchase rights to the Company's shareholders. Pursuant to the Rights Plan, the Board has the power to determine whether any person, including AIP, is or is not a "10% Shareholder," whether or not such a determination is adverse to any holder of PSP rights. The Board determined that AIP's acquisition of the Shares shall not render AIP a "10% Shareholder" and in anticipation of the AIP Investment, amended the Rights Plan to exclude AIP's acquisition of the Shares from triggering the distribution of the PSP rights.

                            HAWAIIAN AIRLINES, INC.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS (CONTINUED)
    TAX AND NET OPERATING LOSS CONSIDERATIONS

    The Company believes that the transactions with respect to its equity following its bankruptcy reorganization, including those pertaining to the AIP Investment, issuance of the AMR Warrants, consummation of the Rights Offering, and possible purchases or sales of its stock by significant shareholders or exercises of options to acquire equity in the Company, has resulted in or has significantly increased the likelihood of an "ownership change" of the Company for purposes of Section 382 of the Internal Revenue Code. An ownership change under Section 382 results in an annual limitation on the amount of pre-ownership change NOLs of the Company that can be used to offset the Company's taxable income for periods following the ownership change.

    Based on values used by the Company in preparing its 1994 federal income tax return, the Company's Section 382 Limitation that generally applied to all NOLs attributable to the period prior to the ownership change that resulted from the Company's bankruptcy reorganization was approximately $2.4 million, plus certain "built-in" income items that increase the Section 382 Limitation. While the Company anticipates that any ownership change resulting from the AIP Investment and its related transactions would result in a new Section 382 Limitation which is lower than the Section 382 Limitation in effect previously, the amount of such reduction and its effect on the Company (as well as the effect on the Company of subjecting NOLs incurred following the Company's bankruptcy reorganization to the Section 382 Limitation) depend on numerous issues, including but not limited to the value of the Company's equity at certain dates, the amount and timing of future taxable income and loss, and the amount of "built-in" income items of the Company. Therefore, while the effect of an ownership change resulting from the AIP Investment and its related transactions could be to increase the future tax liabilities of the Company, the precise effect of such an ownership change of the Company resulting from the Investment and its related transactions is unclear.

    CURRENT STATUS

    The Company's capital resources have been increased substantially due to the AIP Investment and the arrangements with American. It is anticipated that the combination of the Company's improved liquidity and reduced operating costs will enable the Company to make necessary capital expenditures, take advantage of prompt payment discounts, avoid the need to provide early payment incentives to wholesalers and become less dependent on promotional fare ticket sales to the traveling public, thereby further improving liquidity.

    In addition, the Company is anticipating the consummation of the Rights Offering and as of March 15, 1996 was negotiating to increase the capacity of the Credit Facility to $15.0 million. No assurance can be given that the Company will be successful in either of these efforts. If the Company is unsuccessful, it will seek other sources of financing. However, because the Company has no remaining unencumbered assets, its access to additional sources of liquidity remains limited. If the Company is unsuccessful in obtaining additional sources of liquidity, an adverse change in events and circumstances could result in the Company being unable to meet its financial obligations after it exhausts its current and foreseeable capital resources.

    The financial statements at December 31, 1995, have been prepared on a going concern basis which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary as a result of the outcome of future uncertainties. Management recognizes that the continuation of the Company as a going concern is dependent upon a return to profitable, positive cash flow operations and the generation of adequate funds to meet its ongoing obligations.

                            HAWAIIAN AIRLINES, INC.

                       SUPPLEMENTAL FINANCIAL INFORMATION

                   UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                            PREDECESSOR                      REORGANIZED COMPANY
                                            --------------------------------------------  --------------------------
                                                FIRST         SECOND                                       FOURTH
                                               QUARTER        QUARTER          (A)            (B)         QUARTER
                                            -------------  -------------  --------------  ------------  ------------
                                                           (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
1994:
  Operating revenues......................  $   70,977     $   72,515     $    73,331     $   13,171    $   75,986
  Operating income (loss).................      (6,456)        (6,683)          6,718         (3,114)       (3,154)
  Loss before income taxes................      (7,351)        (8,765)         (4,558)        (3,179)       (2,972)
  Net income (loss).......................      (7,351)        (8,765)        185,505         (3,179)       (2,972)
  Proforma loss per share.................         N/M**          N/M**           N/M**        (0.34)*       (0.31)*

                                                                              REORGANIZED COMPANY
                                                             -----------------------------------------------------
                                                                FIRST         SECOND        THIRD        FOURTH
                                                               QUARTER       QUARTER       QUARTER      QUARTER
                                                             ------------  ------------  -----------  ------------
                                                                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
1995:
  Operating revenues.......................................  $   75,508    $   85,464    $   93,355   $   92,577
  Operating income (loss)..................................      (7,427)          431         4,436          659
  Net income (loss)........................................      (8,294)         (451)        3,363         (124)
  Proforma income (loss) per share.........................       (0.88)*       (0.05)*        0.33*       (0.01)*

    The results of operations for the first three quarters of 1994 were adjusted for the impact of certain significant fourth quarter adjustments which related to the prior quarters. These adjustments were corrections of errors which resulted from mathematical mistakes, mistakes in the application of accounting principles or oversight or misuse of facts that existed at the time the financial statements were prepared.

(a) Period from July 1, 1994 to September 11, 1994.

(b) Period from September 12, 1994 to December 31, 1994.

 * Proforma per share data has been calculated assuming that the Reorganized Company will issue approximately 9.4 million shares of Common Stock pursuant to the Reorganization Plan.

**   Not Meaningful --  per share data is not  meaningful as the Predecessor was recapitalized and adopted fresh start reporting as of September 12, 1994.

                            HAWAIIAN AIRLINES, INC.

                            CONDENSED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                        DECEMBER 31,   MARCH 31,
                                                                                            1995         1996
                                                                                        ------------  -----------
                                                                                               (UNAUDITED)
                                                     ASSETS

Current Assets:
  Cash and cash equivalents...........................................................   $    5,389   $    13,452
  Accounts receivable, net............................................................       18,178        23,715
  Inventories, net....................................................................        7,648         7,554
  Assets held for sale................................................................        1,344         1,344
  Prepaid expenses....................................................................        5,804         5,243
                                                                                        ------------  -----------
    Total current assets..............................................................       38,363        51,308
                                                                                        ------------  -----------
Property and equipment, less accumulated depreciation and
 amortization of $6,166 and $5,043 in 1996 and 1995, respectively.....................       41,391        41,756
Assets held for sale..................................................................        8,336         7,274
Other assets..........................................................................        6,217         4,805
Reorganization value in excess of amounts allocable
 to identifiable assets, net..........................................................       67,333        66,433
                                                                                        ------------  -----------
    Total Assets......................................................................   $  161,640   $   171,576
                                                                                        ------------  -----------
                                                                                        ------------  -----------
                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt...................................................   $    6,027   $     6,210
  Current portion of capital lease obligations........................................        2,662         2,724
  Accounts payable....................................................................       35,182        24,254
  Air traffic liability...............................................................       30,461        28,771
  Accrued liabilities.................................................................       15,730        11,072
                                                                                        ------------  -----------
    Total current liabilities.........................................................       90,062        73,031
                                                                                        ------------  -----------
Long-Term Debt........................................................................        5,523        11,618
Capital Lease Obligations.............................................................       10,102         9,396
Other Liabilities and Deferred Credits................................................       26,775        28,406
                                                                                        ------------  -----------
Shareholders' Equity:
  Common and Special Preferred Stock..................................................           94           276
  Capital in excess of par value......................................................       41,193        59,613
  Warrants............................................................................          900         2,646
  Unearned compensation...............................................................         (182)      --
  Minimum pension liability...........................................................       (1,170)       (1,171)
  Accumulated deficit.................................................................      (11,657)      (12,239)
                                                                                        ------------  -----------
    Shareholders' equity..............................................................       29,178        49,125
                                                                                        ------------  -----------
    Total Liabilities and Shareholders' Equity........................................   $  161,640   $   171,576
                                                                                        ------------  -----------
                                                                                        ------------  -----------

                            HAWAIIAN AIRLINES, INC.

                       CONDENSED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                             --------------------
                                                                                               1995       1996
                                                                                             ---------  ---------
                                                                                                 (UNAUDITED)
Operating Revenues:
  Passenger................................................................................  $  65,601  $  79,811
  Charter..................................................................................      3,557      6,971
  Cargo....................................................................................      3,961      4,813
  Other....................................................................................      2,389      2,467
                                                                                             ---------  ---------
    Total..................................................................................     75,508     94,062
                                                                                             ---------  ---------
Operating Expenses:
  Flying operations........................................................................     24,289     29,315
  Maintenance..............................................................................     17,781     20,055
  Passenger service........................................................................      9,268     10,538
  Aircraft and traffic servicing...........................................................     13,542     14,515
  Promotion and sales......................................................................     10,198     11,620
  General and administrative...............................................................      4,031      5,763
  Depreciation and amortization............................................................      1,826      1,860
  Early retirement provision...............................................................      2,000     --
                                                                                             ---------  ---------
    Total..................................................................................     82,935     93,666
                                                                                             ---------  ---------
    Operating Income (Loss)................................................................     (7,427)       396
                                                                                             ---------  ---------
Nonoperating Income (Expense):
  Interest expense, net....................................................................     (1,027)      (956)
  Gain on disposition of equipment.........................................................         48          8
  Other, net...............................................................................        112        (30)
                                                                                             ---------  ---------
    Total..................................................................................       (867)      (978)
                                                                                             ---------  ---------
Net Loss...................................................................................  $  (8,294) $    (582)
                                                                                             ---------  ---------
                                                                                             ---------  ---------
Pro Forma Loss Per Common Share............................................................  $   (0.88)* $   (0.03)*
                                                                                             ---------  ---------
                                                                                             ---------  ---------
Weighted Average Number of Common Shares Outstanding.......................................      9,400*    21,521*
                                                                                             ---------  ---------
                                                                                             ---------  ---------

- ------------------------
* Proforma per share data has been calculated utilizing issued and outstanding and issuable common shares as of March 31, 1995 and 1996.

                            HAWAIIAN AIRLINES, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                             --------------------
                                                                                               1995       1996
                                                                                             ---------  ---------
                                                                                                 (UNAUDITED)
Cash Flows From Operating Activities:
  Net loss.................................................................................  $  (8,294) $    (582)
  Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
    Depreciation and amortization..........................................................      1,826      1,860
    Net periodic postretirement benefit cost...............................................        876        567
    Stock option compensation..............................................................     --            964
    Early retirement provision.............................................................      2,000     --
    Gain from disposition of equipment.....................................................        (48)        (8)
    Increase in accounts receivable........................................................     (1,562)    (3,847)
    Decrease (increase) in inventories.....................................................       (470)        94
    Decrease in prepaid expenses...........................................................        823        561
    Increase (decrease) in accounts payable................................................      7,347     (1,407)
    Decrease air traffic liability.........................................................       (529)    (1,690)
    Increase (decrease) in accrued liabilities.............................................        901     (5,758)
    Other, net.............................................................................      4,704      1,301
                                                                                             ---------  ---------
      Net cash provided by (used in) operating activities..................................      7,574     (7,945)
                                                                                             ---------  ---------
Cash Flows From Investing Activities:
  Purchase of property and equipment.......................................................     (2,483)    (1,680)
  Net proceeds from disposition of equipment...............................................        393        519
                                                                                             ---------  ---------
    Net cash used in investing activities..................................................     (2,090)    (1,161)
                                                                                             ---------  ---------
Cash Flows From Financing Activities:
  Proceeds from issuance of common stock...................................................     --         20,000
  Issuance of long-term debt...............................................................        179        124
  Repayment of long-term debt..............................................................     (3,049)    (2,311)
  Repayment of capital lease obligations...................................................       (728)      (644)
                                                                                             ---------  ---------
      Net cash provided by (used in) financing activities..................................     (3,598)    17,169
                                                                                             ---------  ---------
      Net increase in cash and cash equivalents............................................      1,886      8,063
Cash and cash equivalents -- Beginning of Period...........................................      3,501      5,389
                                                                                             ---------  ---------
Cash and cash equivalents -- End of Period.................................................  $   5,387  $  13,452
                                                                                             ---------  ---------
                                                                                             ---------  ---------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated, except the Securities and Exchange Commission registration fee, the National Association Of Securities Dealers, Inc. filing fee and the American and Pacific Stock Exchanges listing fees.



     Securities and Exchange Commission registration fee. . . . . $ 15,840.52
     National Association of Securities Dealers, Inc. filing fee.    5,096.00
     American Stock Exchange listing fee. . . . . . . . . . . . .       *
     Pacific Stock Exchange listing fee . . . . . . . . . . . . .       *
     Subscription Agent's fees and expenses . . . . . . . . . . .       *
     Information Agent's fees and expenses. . . . . . . . . . . .       *
     Escrow Agent's fees and expenses . . . . . . . . . . . . . .       *
     Financial Advisor's fees and expenses. . . . . . . . . . . .       *
     Accounting fees and expenses . . . . . . . . . . . . . . . .       *
     Legal fees and expenses. . . . . . . . . . . . . . . . . . .       *
     Blue Sky fees and expenses (including legal fees). . . . . .       *
     Printing and engraving fees. . . . . . . . . . . . . . . . .       *
     Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . .       *
                                                                  --------------
               Total. . . . . . . . . . . . . . . . . . . . . . . $     *

     _____________
     *To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 415-5 of the Hawaii Business Corporation Act (the "Hawaii Indemnification Statute") provides that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such a capacity with another enterprise (such person being hereinafter referred to as the "Indemnitee"). The indemnity may cover expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe the Indemnitee's conduct was unlawful.

     Section 415-48.5 of the Hawaii Indemnification Statute provides that a corporation does not have the power to eliminate or limit the personal liability of a director for (a) any breach of the director's duty of loyalty to the corporation or its shareholders, (b) any act or omission of the director not performed in good faith, or which involves intentional misconduct or knowing violation of the law, or which constitutes a willful or reckless disregard of the director's fiduciary duty, (c) the director's willful or negligent violation of any provision of the HBCA regarding payment of dividends or stock purchase or redemption, or (d) any transaction from which the director received an improper benefit.

     The Hawaii Indemnification Statute also provides that, in the case of an action or suit by or on behalf of the corporation, the corporation has the power to indemnify an Indemnitee against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the

Indemnitee acted in good faith and in a manner the Indemnitee reasonably believes to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which the Indemnitee had been adjudged to be liable for negligence or misconduct in the performance of the Indemnitee's duties to the corporation unless, and only to the extent that, the court in which the action or suit was brought determines that, despite the adjudication of liability, but in view of all circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses as such court deems proper. The provision does not, however, expressly authorize the corporation to indemnify the Indemnitee against judgments, fines and amounts paid in settlement arising out of a shareholder's derivative action.

     The Hawaii Indemnification Statute further provides that indemnification is mandatory with respect to expenses incurred in connection with any action, suit or proceeding, to the extent the Indemnitee is successful on the merits or otherwise in defense of any such action or claim.

     The Hawaii Indemnification Statute allows the payment by the corporation of expenses incurred by an Indemnitee in advance of the final disposition of an action, suit or proceeding if the Indemnitee provides an undertaking of repayment. Additionally, it provides that the indemnity provided by the statute is not exclusive of any other rights to which an Indemnitee may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. It also provides that a corporation may purchase insurance for officers or directors of the corporation.

     Article VII of the Registrant's Amended Articles of Incorporation incorporates the provisions of the Hawaii Indemnification Statute so as to provide the indemnification of the Hawaii Indemnification Statute to officers and directors of the Company. Article VII also provides that the indemnity provided thereunder is nonexclusive of any other rights of indemnification to which an Indemnitee may be entitled.

     In addition, the Registrant has entered into indemnification agreements with each of its directors and executive officers providing indemnification to the fullest extent permitted by law. Furthermore, the Registrant has a policy of directors' and officers' liability insurance which insures directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16.  EXHIBITS


Exhibit
Number                             Description

2.1 Third Amended Consolidated Plan of Reorganization of HAL, INC., Hawaiian Airlines, Inc. and West Maui Airport, Inc. dated August 29, 1994. (1)

2.2 Articles of Merger of Hawaiian Airlines, Inc. and West Maui Airport, Inc. and Articles of Merger of Hawaiian Airlines, Inc. and HAL, INC. both dated September 12, 1994. (2)

4.1      Rights Agreement dated December 23, 1994. (3)

4.2 Amendment No. 1 dated as of May 4, 1995 to Rights Agreement dated as of December 23, 1994 by and between Hawaiian Airlines, Inc. and Chemical Trust Company of California. (4)

4.3      Amendment No. 1 to 1994 Stock Option Plan dated as of May 4, 1995.  (4)

4.4      Amendment No. 1 dated as of May 4, 1995 to Warrants Nos. 1-10.  (4)

4.5      1994 Stock Option Plan.  (5)

4.6 Rightsholders Agreement dated as of January 31, 1996, by and among Hawaiian Airlines, Inc., Airline Investors Partnership, L.P., AMR Corporation, Martin Anderson and Robert Midkiff. (6)

4.7 Amendment No. 2 to the Rights Agreement, as amended, dated as of January 31, 1996 by and between Hawaiian Airlines, Inc. and Chemical Trust Company of California. (6)

4.8 Amendment No. 2 to 1994 Stock Option Plan, as amended, dated as of December 8, 1995. (6)

4.9 The Company agrees to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of security holders of long-term debt of the Company.

*4.10    Form of Subscription Certificate.

*5 Opinion of Goodsill Anderson Quinn & Stifel, as to the legality of the securities being registered.

*8       Opinion of Gibson, Dunn & Crutcher LLP, as to certain tax matters.

10.1     First Amended Plan of Reorganization.  (7)

10.2 Engine lease agreement dated as of October 29, 1993 between BA Leasing & Capital Corporation, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) Pratt & Whitney JT8D-17 engine, bearing manufacturer's serial no. 696699. (8)

10.3 Aircraft Purchase Agreement dated as of November 5, 1993 between GATX Capital Corporation, as seller, and Hawaiian Airlines, Inc., as buyer, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing FAA registration no. N420EA, together with two (2) Pratt & Whitney JT813-17 engines bearing manufacturer's serial no. 688738 and 688739. (8)

10.4 Lease agreement dated as of November 3, 1993 between John Hancock Leasing Corporation, as lessor, and Hawaiian Airlines, Inc., as lessee, for two (2) Pratt & Whitney JT813-17 engines bearing manufacturers serial no. 708324 and 654028. (8)

10.5 Aircraft Lease Agreement dated April 1, 1994 between Nations Financial Capital Corporation, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft bearing manufacturer's serial no. 47662, together with two (2) Pratt & Whitney JT813-17A engines, bearing manufacturer's serial no. 696708 and 688758. (9)

10.6 Aircraft Lease Agreement dated May 9, 1994 between BA Leasing & Capital Corporation, as lessor, and Hawaiian Airlines, Inc., as lessee, for one
         (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47764, together with two (2) Pratt & Whitney JT813-17A engines, bearing manufacturer's serial no. 696675 and 696674 and one (1) spare Pratt & Whitney JT8D-17A engine bearing manufacturer's serial no. 696699. (10)

10.7 Aircraft Lease Agreement dated May 9, 1994 between Security Pacific Equipment Leasing, Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47735, together with two (2) Pratt & Whitney JT8D-17A engines, bearing manufacturer's serial no. 696666 and 688798. (10)

10.8 Aircraft Lease Agreement dated May 9, 1994 between Security Pacific Equipment Leasing, Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47726, together with two (2) Pratt & Whitney JT813-17A engines, bearing manufacturer's serial no. 696656 and 688710. (10)

10.9 Merchant Bank Agreement for Visa and Mastercard dated July 18, 1994 between First Bank National Association, as Bank, and Hawaiian Airlines, Inc., as Carrier. (10)

10.10 Airframe Lease Agreement dated September 22, 1994 between Bank of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47763, together with two (2) Pratt & Whitney JT8D17A engines, bearing manufacturer's serial no. 696666 and 688798. (10)

10.11 Multihost Agreement dated September 12, 1994 between SABRE Decision Technologies, Inc. and Hawaiian Airlines, Inc., as customer, for certain reservation services, not filed since confidential treatment has been requested pursuant to Rule 24b-2. (11)

10.12 Flight Operating System Agreement dated September 12, 1994 between SABRE Decision Technologies, Inc. and Hawaiian Airlines, Inc. as customer, for certain flight operating system services, not filed since confidential treatment has been requested pursuant to Rule 24b-2. (11)

10.13 Advantage Participating Carrier Agreement dated September 12, 1994 between American Airlines, Inc., as seller, and Hawaiian Airlines, Inc., as customer, for certain frequent flyer agreements, not filed since confidential treatment has been requested pursuant to Rule 24b-2.
         (11)

10.14 Master Equipment Lease Agreement dated September 12, 1994, between SABRE Decision Technologies, Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for certain computer and reservations equipment, not filed since confidential treatment has been requested pursuant to Rule 24b-2. (11)

10.15 Aircraft Lease Agreement dated September 12, 1994 between American Airlines, Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for eight (8) DC-10-10 aircraft each with three (3) GE CF6-6K engines, FAA registration and manufacturer's serial no. to be advised, filed in redacted form since confidential treatment has been requested pursuant to Rule 24b-2 for certain portions thereof. (11)

10.16 Aircraft Lease Amendment dated November 10, 1992 to Aircraft Lease Agreement dated March 31, 1992, between AeroUSA, Inc., as lessor, and Hawaiian Airlines, Inc. as lessee, for one (1) McDonnell Douglas DC9-51 aircraft, manufacturers serial No. 47784. (11)

10.17 Aircraft Lease Amendment dated August 23, 1994 to Aircraft Lease Agreement dated March 31, 1992, between AeroUSA, Inc., as lessor, and Hawaiian Airlines, Inc. as lessee, for one (1) McDonnell Douglas DC9-51 aircraft, manufacturers serial No. 47784. (11)

10.18 Aircraft Lease Amendment dated April 2, 1990 to Aircraft Lease Agreement dated as of February 28, 1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47742. (11)

10.19 Aircraft Lease Amendment dated October 31, 1990 to Aircraft Lease Agreement dated as of February 28, 1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47742. (11)

10.20 Aircraft Lease Amendment dated August 23, 1994 to Aircraft Lease Agreement dated as of February 28, 1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47742. (11)

10.21 Aircraft Lease Amendment dated April 2, 1990 to Aircraft Lease Agreement dated as of February 28, 1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 48122. (11)

10.22 Aircraft Lease Amendment dated October 31, 1990 to Aircraft Lease Agreement dated as of February 28, 1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 48122. (11)

10.23 Aircraft Lease Amendment dated August 23, 1994 to Aircraft Lease Agreement dated as of February 28, 1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 48122. (11)

10.24 Aircraft Lease Amendment dated April 2, 1990 to Aircraft Lease Agreement dated as of February 28, 1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47796. (11)

10.25 Aircraft Lease Amendment dated October 31, 1990 to Aircraft Lease Agreement dated as of February 28, 1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47796. (11)

10.26 Aircraft Lease Amendment dated August 23, 1994 to Aircraft Lease Agreement dated as of February 28, 1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47796. (11)

10.27 Chattel Mortgage dated November 5, 1993 between GATX Capital Corporation, as Secured Party, and Hawaiian Airlines, Inc., as Debtor, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47689, together with two (2) Pratt & Whitney JT8D-17 engines bearing manufacturer's serial no. 688738 and 688739. (11)

10.28 Mortgage Supplement dated November 5, 1993 between GATX Capital Corporation, as Secured Party, and Hawaiian Airlines, Inc., as Debtor, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47689, together with two (2) Pratt & Whitney JT8D-17 engines bearing manufacturer's serial no. 688738 and 688739. (11)

10.29 Aircraft Lease Agreement dated September 12, 1994 between First Security Bank of Utah, N.A., as trustee, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47658, together with two (2) Pratt & Whitney JT8D-17 engines bearing manufacturer's serial no. 688712 and 688797.
         (11)

10.30 Aircraft Lease Agreement dated September 12, 1994 between Scandinavian Airlines of North American Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47654, together with two (2) Pratt & Whitney JT813-17 engines bearing manufacturer's serial no. 688834 and 688728. (11)

10.31 Engine Lease dated September 12, 1994 between Aircraft Income Partners 11, L.P., as lessor, and Hawaiian Airlines, Inc., as lessee, for two
         (2) Pratt & Whitney JT813-17A engines, bearing manufacturer's serial no. 687769B and 688762D. (11)

10.32 Aircraft Lease Agreement dated September 22, 1994 between USL Capital Corporation, as lessor, and Hawaiian Airlines, Inc., as lessee, for one
         (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47661, together with two (2) Pratt & Whitney JT813-17 engines bearing manufacturer's serial no. P696707D and P68872913. (11)

10.33 Engine Lease Agreement dated September 22, 1994 between Bank of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for two (2) Pratt & Whitney JT8D-17A engines, bearing manufacturer's serial no. P696662D and P696667D. (11)

10.34 Agreement of Lease dated July 12, 1993 between Airport Industrial Park Associates, as owner, and Hawaiian Airlines, Inc., as tenant. (11)

10.35 Anchorage International Airport Airline Operating Agreement and Terminal Building Lease (International Terminal) dated January 3, 1992 between State of Alaska Department of Transportation and Public Facilities and Hawaiian Airlines, Inc. (11)

10.36 Anchorage International Airport Advance Right of Entry ADA30426 of State of Alaska Department of Transportation and Public Facilities dated December 9, 1991. (11)

10.37 Form of Non-Exclusive Operating Permit between the City of Los Angeles and Hawaiian Airlines, Inc., a Signatory Carrier, Covering the Use of Landing Facilities for Air Carrier Aircraft Operations at Los Angeles International Airport. (11)



10.38 Form of Non-Signatory Passenger Airline Operating and Lease Agreement between The Port of Portland and Hawaiian Airlines, Inc. (11)

10.39 Airports Commission City and County of San Francisco Airline Operating Permit Issued to Hawaiian Airlines, Inc., as Permittee, Director of Airports Permit Action No. 2003. (11)

10.40 Indenture of Lease (Lease No. DOT-78-24) dated August 21, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)

10.41 Addendum No. I dated October 9, 1982 to Lease No. DOT-A-7824 dated August 21, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)

10.42 Addendum No. 2 dated August 31, 1983 to Lease No. DOT-A-7824 dated August 21, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)

10.43 Amendment No. 3 dated September 1, 1986 to Lease No. DOT-A78-24 dated August 21, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)

10.44 Amendment No. 4 dated October 3, 1988 to Lease No. DOT-A78-24 dated August 21, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)

10.45 Indenture of Lease (Lease No. DOT-A-78-31) dated August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lanai Airport on the island of Lanai. (11)

10.46 Addendum No. I dated August 31, 1983 to Lease No. DOT-A-7831 dated August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lanai Airport on the island of Lanai. (11)

10.47 Amendment No. 2 dated July 22, 1988 to Lease No. DOT-A-7831 dated August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lanai Airport on the island of Lanai. (11)

10.48 Indenture of Lease (Lease No. DOT-A-78-22) dated as of August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)

10.49 Addendum No. I dated March 1, 1981 to Lease No. DOT-A-7822 dated August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)

10.50 Addendum No. 2 dated August 31, 1983 to Lease No. DOT-A-7822 dated August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)

10.51 Addendum No. 3 dated September 14, 1983 to Lease No. DOT-A78-22 dated August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)

10.52 Amendment No. 4 dated December 14, 1987 to Lease No. DOTA-78-22 dated August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)

10.53 Amendment No. 5 dated September 15, 1988 to Lease No. DOTA-78-22 dated August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)

10.54 Indenture of Lease (Lease No. DOT-A-78-27) dated as of August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Molokai Airport on the island of Molokai. (11)

10.55 Addendum No. 1 dated August 31, 1983 to Lease No. DOT-A-7827 dated August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Molokai Airport on the island of Molokai.
         (11)

10.56 Addendum No. 2 dated July 1, 1985 to Lease No. DOT-A-78-27 dated August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Molokai Airport on the island of Molokai. (11)

10.57 Amendment No. 3 dated July 29, 1988 to Lease No. DOT-A-7827 dated August 10, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Molokai Airport on the island of Molokai.
         (11)

10.58 Indenture of Lease (Lease No. DOT-76-23) dated as of April 24, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)

10.59 Addendum No. 2 dated April 1, 1983 to Lease No. DOT-A-76-23 dated April 24, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)

10.60 Addendum No. 1 dated August 31, 1983 to Lease No. DOT-A-7623 dated April 24, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)

10.61 Amendment No. 3 dated July 27, 1988 to Lease No. DOT-A-7623 dated April 24, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)

10.62 Amendment No. 4 dated December 6, 1989 to Lease No. DOT-A76-23 dated April 24, 1978 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)

10.63 Indenture of Lease (Lease No. DOT-A-62-32) dated as of May 28, 1962 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Honolulu International Airport on the island of Oahu.
         (11)

10.64 Lease Extension Agreement dated September 26, 1994 to Lease No. DOT-A-62-32 dated as of May 28, 1962 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Honolulu International Airport on the island of Oahu. (11)

10.65 IATA Interline Traffic Agreement - Passenger between IATA and Hawaiian Airlines, Inc. (11)

10.66 IATA Interline Traffic Agreement - Cargo between IATA and Hawaiian Airlines, Inc. (11)

10.67 IATA Interline Traffic Agreement - Baggage between IATA and Hawaiian Airlines, Inc. (11)

10.68    ATA Airline Freight Procedures Agreement dated December 16, 1985.  (11)

10.69 Application and Concurrence for Non-IATA Air Carrier to participate in Bank Settlement Plan - Australia dated December 12, 1988. (11)

10.70 Application and Concurrence for Non-IATA Air Carrier to participate in Bank Settlement Plan - Canada dated May 18, 1983. (11)

10.71 Application and Concurrence for Non-IATA Air Carrier to participate in Bank Settlement Plan - New Zealand dated September 16, 1987. (11)

10.72 Form of Facilities Management and Supplemental Agreement among Computer Associates International, Inc. and Litton Computer Services, as Licensee, and Hawaiian Airlines, Inc., as Client, dated September 30, 1993. (11)

10.73 Master Lease Agreement dated September 30, 1993 between Comdisco, Inc., as lessor, and Hawaiian Airlines, Inc. as lessee, for computer and telephone equipment. (11)

10.74 Galileo International Global Airline Distribution Agreement dated as of December 16, 1993 among Galileo International Partnership, and Hawaiian Airlines, Inc., as Participant. (11)

10.75 Loan and Security Agreement dated as of September 12, 1994 between The CIT Group/Credit Finance, Inc., as Lender, and Hawaiian Airlines, Inc., as Borrower. (11)

10.76 Letter of Credit Reimbursement and Security Agreement dated as of September 12, 1994 by Hawaiian Airlines, Inc. for the benefit of Martin Anderson. (11)

10.77 Letter of Credit Reimbursement and Security Agreement dated as of September 13, 1994 by Hawaiian Airlines, Inc. for the benefit of Robert Midkiff. (11)

10.78 Agreement Relating to the Settlement of Interline Accounts through Airlines Clearing House Inc. dated July 8, 1981. (11)

10.79 Supplementary Agreement to Agreement Relating to the Settlement of Interline Accounts through Airlines Clearing House, Inc. and amendments made thereto through to October 10, 1986. (11)

10.80 Supplementary Agreement to Agreement Relating to the Settlement of Interline Accounts through Airlines Clearing House, Inc. and amendments made thereto through to January 30, 1987. (11)

10.81 Amendment to the Agreement Relating to the Settlement of Interline Accounts through Airlines Clearing House, Inc. and amendments made thereto through to September 17, 1987. (11)

10.82 Amended and Restated Interline Agreement dated September 1, 1989 by and among LAX TWO CORP. and certain Air Carriers as "Contracting Airlines", including Hawaiian Airlines, Inc. (11)

10.83 Airlines Reporting Corporation Carrier Service Agreement dated November 30, 1984 between the Airlines Reporting Corporation and Hawaiian Airlines, Inc. (11)

10.84 Stipulation Respecting Claims of the State of Hawaii filed with the Bankruptcy Court July 29, 1994. (11)

10.85 Stipulation between Hawaiian Airlines, Inc. and Kawasaki Enterprises Inc. filed with the Bankruptcy Court March 31, 1994. (11)

10.86 Global Settlement Agreement and Adequate Protection Stipulation with GPA filed with the Bankruptcy Court August 12, 1994. (11)

10.87 Rotable Spare Parts Chattel Mortgage and Security Agreement dated August 23, 1994, as amended. (11)

10.88    Warrants dated September 12, 1994 granted Martin Anderson.  (12)

10.89    Warrants dated September 12, 1994 granted Robert Midkiff.  (12)

10.90 Amendment to Lease Agreement, Lease Supplements and Lease Supplement No. 9, dated November 12, 1994, to original Aircraft Lease Agreement dated September 12, 1994, between American Airlines, Inc.-Registered Trademark- as lessor, and Hawaiian Airlines, Inc., as lessee, for 1) amendment of Lease Agreement, 2) one (1) airframe, U.S. registration number N122AA, manufacturer's serial no. 46522 and three (3) General Electric CF6-6K engines bearing manufacturer's serial nos. 451391, 451166, and 451141. (12)

10.91 Lease Amendment No. 2, dated as of April 13, 1995 between American Airlines, Inc.-Registered Trademark- and Hawaiian Airlines, Inc. filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (12)

10.92 Aircraft Lease Agreement dated as of November 20, 1994 between American Airlines, Inc.-Registered Trademark-, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-10-10 aircraft, bearing FAA registration no. N146AA, together with three (3) GE-CF6-6K engines bearing manufacturer's serial nos. 451272, 451257 and 451164 filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (12)

10.93 Waiver and Amendment to Loan and Security Agreement dated as of April 13, 1995 between CIT Group/Credit Finance, Inc., as Lender, and Hawaiian Airlines, Inc., as Borrower. (12)

10.94 Lease Amendment No. 1 dated as of April 28, 1995 to original Lease Amendment dated as of November 20, 1994, between American Airlines, Inc.-Registered Trademark-, as lessor, and Hawaiian Airlines, Inc., as lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for
         certain portions thereof.   (13)

10.95 Lease Amendment No. 3 dated as of June 1, 1995 to Aircraft Lease Agreement dated as of September 12, 1994, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof.
         (4)

10.96 Aircraft Lease Agreement dated July 5, 1995 between American Airlines, Inc., lessor and Hawaiian Airlines, Inc., lessee, for one DC-10-10 aircraft filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (4)

10.97 Lease Amendment No. 2 dated as of September 29, 1995 to Aircraft Lease Agreement dated as of November 20, 1995, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof.
         (14)

10.98 Lease Supplement No. 1 dated as of July 19, 1995 to Aircraft Lease Agreement dated as of July 5, 1995, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee. (14)

10.99 Lease Amendment No. 1 dated as of September 29, 1995 to Aircraft Lease Agreement dated as of July 5, 1995, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (14)

10.100 Lease Amendment No. 4 dated as of August 22, 1995 to Aircraft Lease Agreement dated as of September 12, 1994, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof.
         (14)

10.101 Lease Amendment No. 5 dated as of October 6, 1995 to Aircraft Lease Agreement dated as of September 12, 1994, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof.
         (14)

10.102 Amendment No. 1 dated as of February 28, 1996 to Chattel Mortgage and Security Agreement dated as of January 31, 1996 by Hawaiian Airlines, Inc. in favor of American Airlines, Inc. (6)

10.103 Chattel Mortgage and Security Agreement dated as of January 31, 1996 by Hawaiian Airlines, Inc. in favor of American Airlines, Inc. (6)

10.104 Secured Promissory Note in amount of $10,250,000 made by Hawaiian Airlines, Inc. payable to the order of American Airlines, Inc. dated January 31, 1996. (6)

10.105 Note Repayment and Stock Purchase Agreement dated as of January 31, 1996 by and among GPA Group plc, AEROUSA, Inc. and Hawaiian Airlines, Inc. (6)

10.106 Stockholders Agreement dated as of January 31, 1996 between Airline Investors Partnership, LP., the Association of Flight Attendants, the International Association of Machinists and Aerospace Workers (AFLCIO) and the Air Line Pilots Association, International. (6)

10.107 Aircraft Lease Amendment dated as of January 31, 1996 to Aircraft Lease Agreement dated as of March 31, 1992 between AEROUSA, Inc., as lessor and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 Aircraft, manufacturer's serial number 47784. (6)

10.108 Aircraft Lease Amendment dated as of February 28, 1990 between GPA Group plc, as lessor and Hawaiian Airlines, inc., as lessee, for one
         (1) McDonnell Douglas DC-9-51 Aircraft, manufacturer's serial number 47742. (6)

10.109 Aircraft Lease Amendment dated as of February 28, 1990 between GPA Group plc, as lessor and Hawaiian Airlines, inc., as lessee, for one
         (1) McDonnell Douglas DC-9-51 Aircraft, manufacturer's serial number 48122. (6)

10.110 Aircraft Lease Amendment dated as of February 28, 1990 between GPA Group plc, as lessor and Hawaiian Airlines, inc., as lessee, for one
         (1) McDonnell Douglas DC-9-51 Aircraft, manufacturer's serial number 47796. (6)

10.111 Lease Amendment No. 8 dated as of January 31, 1996 to Aircraft Lease Agreement dated September 12, 1994 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)

10.112 Lease Amendment No. 1 dated as of January 31, 1996 to Aircraft Lease Agreement dated December 15, 1995 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)

10.113 Lease Amendment No. 1 dated as of January 31, 1996 to Aircraft Lease Agreement dated December 30, 1995 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)

10.114 Form of Amended and Restated Indemnification Agreement between Hawaiian Airlines, Inc. and certain directors and officers of the Company dated as of January 30, 1996. (6)

10.115 Warrant for the Purchase of 948,973 shares of Class A Common Stock issued to AMR Corporation. (6)

10.116 Warrant for the Purchase of 948,973 shares of Class A Common Stock issued to AMR Corporation. (6)

10.117 Form of Warrants for the Purchase of shares of Class A Common Stock issued to Martin Anderson. (6)

10.118 Form of Warrants for the Purchase of shares of Class A Common Stock issued to Robert Midkiff. (6)

10.119 Aircraft Lease Agreement dated as of December 30, 1995 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)

10.120 Aircraft Lease Agreement dated as of December 15, 1995 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)

10.121 Lease Amendment No. 7 dated as of December 8, 1995 to Aircraft Lease Agreement dated September 12, 1994 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)

10.122 Stock Purchase Agreement dated as of December 8, 1995, between Hawaiian Airlines, Inc., and Airline Investors Partnership, L.P. (6)

10.123 Lease Amendment No. 6 dated as of November 20, 1995, to Aircraft Lease Agreement dated September 12, 1994 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)

*10.124 Aircraft Lease Agreement dated as of May 15, 1996 between American Airlines, Inc. and Hawaiian Airlines, Inc.

*10.125 Cooperative Marketing Agreement between Northwest Airlines, Inc. and Hawaiian Airlines, Inc. dated May 22, 1996.

 23.1    Consent of KPMG Peat Marwick LLP.

*23.2    Consent of Goodsill Anderson Quinn & Stifel (included in Exhibit 5).

*23.3    Consent of Gibson, Dunn & Crutcher (included in Exhibit 8).

 24      Power of attorney.

*99 Form of Stock Purchase Agreement between Hawaiian Airlines and an Investor for the purchase of shares of Class A Common Stock pursuant to the Investor Offering.

______________________________
* To be filed by amendment.

(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Current Report on Form 8-K as filed September 6, 1994 and incorporated herein by reference.

(2) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Current Report on Form 8-K as filed September 21, 1994 and incorporated herein by reference.

(3) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K as filed January 5, 1995 and incorporated herein by reference.

(4) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Quarterly Report on Form 10-Q as filed August 14, 1995 and incorporated herein by reference.

(5) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Registration Statement on Form S-8 as filed November 15, 1995 and incorporated herein by reference.

(6) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Annual Report on Form 10-K as filed April 1, 1996 and incorporated herein by reference.

(7) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Current Report on Form 8-K as filed March 9, 1994 and incorporated herein by reference.

(8) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Annual Report on Form 10-K as filed April 15, 1994 and incorporated herein by reference.

(9) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Quarterly Report on Form 10-Q as filed May 20, 1994 and incorporated herein by reference.

(10) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Quarterly Report on Form 10-Q as filed August 15, 1994 and incorporated herein by reference.

(11) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-B as filed November 3, 1994 and incorporated herein by reference.

(12) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Annual Report on Form 10-K as filed April 17, 1995 and incorporated herein by reference.

(13) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Quarterly Report on Form 10-Q as filed May 11, 1995 and incorporated herein by reference.

(14) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Quarterly Report on Form 10-Q as filed November 14, 1995 and incorporated herein by reference.

Item 17.  Undertakings

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be anew registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Honolulu, State of Hawaii, on the 30th day of May, 1996.

                                   HAWAIIAN AIRLINES, INC.

                                   By            /S/ BRUCE R. NOBLES
                                        -------------------------------------
                                                    Bruce R. Nobles
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



     SIGNATURE                          TITLE                             DATE
     ---------                          -----                             ----
/S/ BRUCE R. NOBLES      Director, President and Chief Executive      May 30, 1996
- ------------------------ Officer (Principal Executive Officer)
 (Bruce R. Nobles)

/S/ JOHN L. GARIBALDI    Executive Vice President and Chief           May 30, 1996
- ------------------------ Financial Officer (Principal Accounting
(John L. Garibaldi)      and Financial Officer)

/S/ JOHN W. ADAMS        Director, Chairman of the Board              May 30, 1996
- ------------------------
(John W. Adams)

/S/ TODD G. COLE         Director                                     May 30, 1996
- ------------------------
(Todd G. Cole)

/S/ RICHARD F. CONWAY    Director                                     May 30, 1996
- ------------------------
(Richard F. Conway)

/S/ ROBERT G. COO        Director                                     May 30, 1996
- ------------------------
(Robert G. Coo)

/S/ CAROL A. FUKUNAGA    Director                                     May 30, 1996
- ------------------------
(Carol A. Fukunaga)

/S/ WILLIAM BOYCE LUM    Director                                     May 30, 1996
- ------------------------
(William Boyce Lum)

/S/ RICHARD K. MATROS    Director                                     May 30, 1996
- ------------------------
(Richard K. Matros)

/S/ RENO F. MORELLA      Director                                     May 30, 1996
- ------------------------
(Reno F. Morella)

/S/ SAMSON POOMAIHEALANI Director                                     May 30, 1996
- ------------------------
(Samson Poomaihealani)

/S/ EDWARD Z. SAFADY     Director                                     May 30, 1996
- ------------------------
(Edward Z. Safady)